[J.C. NICHOLS COMPANY LOGO APPEARS HERE]

                                                                424(b)(3)
                                                             file no. 333-55725


                                                                   June 2, 1998

Dear Fellow Shareholder:

     You are cordially invited to attend a special meeting of the shareholders of the J.C. Nichols Company ("JCN"), to be held at The Ritz-Carlton Hotel, Kansas City, Missouri, on July 1, 1998, at 10:00 a.m. Central Time (the "Special Meeting"). At this important meeting, you will be asked to approve a strategic business combination involving JCN and Highwoods Properties, Inc. ("Highwoods").

     Under the terms of the proposed Agreement and Plan of Merger (as amended, the "Merger Agreement"), for each JCN share you own, you will have the opportunity to receive: (i) $65 in cash, or (ii) shares of Highwoods common stock, or (iii) a combination of the two. If you elect to receive Highwoods common stock, you will receive between 1.84 and 2.03 shares of Highwoods common stock for each share of JCN common stock you own. The number of shares of Highwoods common stock you will receive will be determined by its trading price during the 20 trading days prior to the closing of the proposed transaction (the "Merger"). The exact number of shares you will receive will not be known until the closing date. The enclosed Proxy Statement/Prospectus details the terms and background of the Merger. We urge you to read these materials carefully.

     YOUR BOARD OF DIRECTORS HAS CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF JCN AND ITS SHAREHOLDERS.

     THE BOARD RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.


     Because the affirmative vote of two-thirds of the outstanding shares of JCN's common stock is required to approve the Merger Agreement, your vote is important, no matter how many shares you hold. Under Missouri law, failure to vote will have the same effect as a vote cast against approval of the Merger Agreement.

     To ensure that your vote is counted, I urge you to sign, date and return your proxy card in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. The JCN Board of Directors will not use any proxies voted against the Merger for any adjournment or postponement of the Special Meeting intended to permit further solicitation.

     You are also being asked to indicate on a separate form whether you would prefer to receive Highwoods' common stock or cash after adoption of the Merger Agreement. Please complete the enclosed yellow Form of Election and return it as instructed.

     Please do not send your share certificates with your proxy card. After adoption of the Merger Agreement by JCN's shareholders, you will receive a transmittal form and instructions for the delivery and exchange of your shares.



                                        On Behalf of the Board of Directors,


                                        /s/ William K. Hoskins
                                        WILLIAM K. HOSKINS
                                        Chairman of the Board

                           THE J.C. NICHOLS COMPANY
                   ----------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held on July 1, 1998
                   ----------------------------------------
     Notice is hereby given that a special meeting of the shareholders (the "Special Meeting") of the J.C. Nichols Company, a Missouri corporation ("JCN"), will be held at The Ritz-Carlton Hotel, Kansas City, Missouri, on July 1, 1998, at 10:00 a.m. Central Time, for the following purposes:

     1. To consider and vote upon an Agreement and Plan of Merger (as amended, the "Merger Agreement"), providing for the merger of JCN into Jackson Acquisition Corp., a wholly owned subsidiary of Highwoods Properties, Inc. ("Highwoods"), pursuant to which each outstanding share of JCN's common stock will be converted into the right to receive between 1.84 and 2.03 shares of Highwoods common stock or $65 in cash or a combination of the two, at the election of the holder thereof (subject to the limitations described in the Merger Agreement); and

     2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. The JCN Board of Directors will not use any proxies voted against the Merger for adjournment or postponement of the Special Meeting intended to permit further solicitation.

     Shareholders of record as of the close of business on April 27, 1998 are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. You are requested to complete, sign and mail the enclosed form of proxy in the enclosed envelope, whether or not you plan to attend the Special Meeting. The proxy will not be used if you attend and vote at the Special Meeting in person.

     Shareholders are entitled to assert dissenters' rights under the General and Business Corporation Law of Missouri. A copy of the relevant section of the Missouri statute is attached to and described in the enclosed Proxy Statement/Prospectus.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ Price A. Sloan
                                        PRICE A. SLOAN
                                        Secretary

Dated: June 2, 1998

                             J.C. NICHOLS COMPANY

                                PROXY STATEMENT

                               ---------------
                          HIGHWOODS PROPERTIES, INC.
                                   PROSPECTUS

                               ---------------
     This Proxy Statement/Prospectus is being furnished to the shareholders of J.C. Nichols Company, a Missouri real estate operating company ("JCN"), in connection with the solicitation of proxies on behalf of the Board of Directors of JCN ("JCN Board of Directors") for use at a special meeting of the holders of common stock, $.01 par value per share, of JCN ("JCN Common") to be held on July 1, 1998 and at any adjournments or postponements thereof (the "Special Meeting"). The JCN Board of Directors will not use any proxies voted against the Merger for adjournment or postponement of the Special Meeting intended to permit further solicitation. At the Special Meeting, holders of JCN Common ("JCN Shareholders") will be asked to approve the merger (the "Merger") of JCN into Jackson Acquisition Corp. ("Jackson"), a wholly owned subsidiary of Highwoods Properties, Inc., a Maryland corporation ("Highwoods"), formed for the sole purpose of effecting the Merger, pursuant to an Agreement and Plan of Merger dated as of December 22, 1997 (as amended as of April 29, 1998) by and among JCN, Jackson and Highwoods (as amended, the "Merger Agreement"). A JCN Shareholder who elects to receive stock pursuant to the Merger will not know, at the time the shareholder votes on the Merger, or at the time by which such election must be made, the value of the Highwoods common stock to be received for his shares of JCN Common. Cash consideration paid to JCN Shareholders pursuant to the Merger will be limited to 40% of the aggregate consideration paid to all JCN Shareholders. As a result, a JCN Shareholder electing to receive cash with respect to some or all of his or her shares of JCN Common may instead receive some Highwoods common stock for such shares. A copy of the Merger Agreement, including the amendment, is attached hereto as Appendix A.


     In considering whether to approve the Merger, JCN Shareholders should consider, in addition to the other information in the Proxy
Statement/Prospectus, the matters discussed under "Risk Factors" beginning on page 20.


     This Proxy Statement/Prospectus also relates to a maximum of up to 9,860,496 shares of Highwoods common stock, par value $.01 per share ("Highwoods Common"), that may be issued to the JCN Shareholders upon consummation of the Merger. Based on the last reported sales price of a share of Highwoods Common on the New York Stock Exchange (the "NYSE") on May 29, 1998, up to approximately 9.57 million shares of Highwoods Common (valued at approximately $315.8 million) may be issued to JCN Shareholders upon consummation of the Merger. As of May 29, 1998, the last reported sales price of a share of JCN Common on the over-the-counter market was $64.50.


     This Proxy Statement/Prospectus and the form of proxy are first being mailed to all JCN Shareholders on or about June 3, 1998.
                                ---------------
      THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATE HAVE
        NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
         COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Proxy Statement/Prospectus is June 2, 1998.

                             AVAILABLE INFORMATION

     Highwoods has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of Highwoods Common to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

     Highwoods and JCN are subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Highwoods/Forsyth Limited Partnership, a North Carolina limited partnership through which Highwoods conducts substantially all of its business, is also subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. Highwoods Common is currently listed on the NYSE and such reports, proxy statements and other information concerning Highwoods can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement/
Prospectus, or incorporated in it by reference, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction where or from any person to whom it is unlawful to make such offer, or solicitation of an offer, or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Highwoods or JCN since the date of this Proxy Statement/Prospectus.

     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. All documents that are incorporated by reference in this Proxy Statement/Prospectus but which are not delivered herewith are available without charge (other than exhibits to such documents that are not specifically incorporated by reference therein) upon request from 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604,
Attention: Mack D. Pridgen, III, telephone (919) 872-4924. In order to insure timely delivery of the documents, any request should be made by June 20, 1998. Documents will be sent by first class mail within one business day upon receipt of a request.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Highwoods pursuant to the Exchange Act are hereby incorporated in this Proxy Statement/Prospectus by reference:

   a. Highwoods' annual report on Form 10-K for the year ended December 31, 1997 (as amended on April 29, 1998 and May 19, 1998);

   b. Highwoods' quarterly report on Form 10-Q for the quarter ended March 31, 1998;

   c. Highwoods' current reports on Form 8-K, dated January 9, 1997 (as amended on February 7, 1997, March 10, 1997 and April 28, 1998), August 27, 1997 (as amended on September 23, 1997), October 1, 1997, November 17, 1997, January 22, 1998, February 2, 1998, April 20, 1998 and April
       29, 1998;

   d. Highwoods' definitive Proxy Statement relating to its Annual Meeting of Shareholders dated May 14, 1998; and

   e. The description of Highwoods Common included in Highwoods' registration statement on Form 8-A dated May 16, 1994.

     All other documents filed by Highwoods pursuant to Section 13(a), 14 or 15(a) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed incorporated by reference herein and made a part hereof from the dates of filing such reports and documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained in this Proxy Statement/Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Proxy Statement/Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               TABLE OF CONTENTS


 SUMMARY .................................................................................   7
  Parties to the Merger ..................................................................   7
  Summary Risk Factors ...................................................................  10
  Consideration to be Received in the Merger .............................................  10
  Reasons for the Merger; Recommendations of the JCN Board of Directors ..................  11
  Opinion of Financial Advisor ...........................................................  11
  Correspondence from Intell Management and Investment Company ...........................  12
  Interests of Certain Persons ...........................................................  12
  Effective Time of the Merger and Closing Date ..........................................  12
  Conditions to the Merger ...............................................................  12
  Regulatory Matters .....................................................................  13
  Appraisal Rights .......................................................................  13
  Federal Income Tax Consequences of Merger ..............................................  13
  Termination ............................................................................  13
  Termination Fees and Expenses ..........................................................  13
  Anticipated Accounting Treatment .......................................................  13
  No Solicitation of Other Transactions ..................................................  14
  Terms of the Merger; Exchange of Certificates ..........................................  14
  The Special Meeting ....................................................................  14
 HIGHWOODS PRO FORMA COMBINED FINANCIAL INFORMATION ......................................  16
 COMPARATIVE PER SHARE DATA ..............................................................  17
 COMPARATIVE SHARE PRICES ................................................................  18
  Highwoods ..............................................................................  18
  JCN ....................................................................................  19
 RISK FACTORS ............................................................................  20
  Possible Reduction in Consideration Received by JCN Shareholders .......................  20
  Limit on Cash Consideration ............................................................  20
  Conflicts of Interest of Certain JCN Officers and Directors ............................  20
  Potential Decrease in Price of Highwoods Common Resulting from Future Highwoods           21
  Offerings
  Dilution of the Ownership Percentage of Holders of JCN Common ..........................  21
  Potential Adverse Effects of Combining the Companies ...................................  21
  Dependence of Highwoods Operating Performance on Southeastern Markets ..................  21
  Potential Adverse Effects of Expanding into New Geographic Areas and Property Types ....  21
  Conflicts of Interest in the Business of Highwoods .....................................  22
  Potential Anti-Takeover Effect of Certain Provisions of Maryland Law and
    Highwoods' Governing Documents .......................................................  22
  Adverse Consequences on Distributions of Highwoods' Failure to Qualify as a REIT .......  22
  Factors that Could Cause Poor Operating Performance of the Highwoods Properties ........  23
  Potential Problems in Development, Construction and Acquisition Activities .............  24
  Potential Adverse Effect of Incurrence of Debt .........................................  24
  Possible Environmental Liabilities .....................................................  24
  Rights of Holders of Highwoods Common may be Less Favorable than Rights of JCN            25
  Shareholders
 THE SPECIAL MEETING .....................................................................  26
  Purpose ................................................................................  26
  Record Date; Vote Required .............................................................  26
  Solicitation and Revocation of Proxies .................................................  26
 THE MERGER ..............................................................................  26
  Terms of the Merger ....................................................................  26
  Background of the Merger ...............................................................  27
  Reasons for the Merger; Recommendation of the JCN Board of Directors ...................  31

  Opinion of Financial Advisor ...................................... 34
  Effective Time of the Merger ...................................... 37
  Representations and Warranties; Conditions to the Merger .......... 37
  Appraisal Rights .................................................. 38
  Regulatory Matters ................................................ 39
  No Solicitation of Other Transactions ............................. 39
  Termination Provisions ............................................ 39
  Termination Fee and Expenses ...................................... 39
  Conversion of Shares .............................................. 40
  Cash Election ..................................................... 40
  Appointment of Exchange Agent ..................................... 41
  Exchange of Certificates .......................................... 41
  Conduct of Business Pending the Merger ............................ 42
  Waiver and Amendment .............................................. 42
  Stock Exchange Listing ............................................ 43
  Extraordinary Dividend ............................................ 43
  Indemnification ................................................... 43
  Continued Activities .............................................. 44
  Interests of Certain Persons ...................................... 44
  Anticipated Accounting Treatment .................................. 45
  Shares Available for Resale ....................................... 45
 FEDERAL INCOME TAX CONSIDERATIONS .................................. 45
  Federal Income Tax Consequences of Merger ......................... 45
  Taxation of Highwoods as a REIT ................................... 46
  Federal Income Taxation of Highwoods .............................. 47
  Requirements for Qualification .................................... 47
  Annual Distribution Requirements .................................. 50
  Failure to Qualify ................................................ 51
  Taxation of U.S. Shareholders ..................................... 51
  Special Tax Considerations for Non-U.S. Shareholders .............. 53
  Information Reporting Requirements and Backup Withholding Tax ..... 54
  Tax Aspects of the Highwoods Operating Partnership ................ 54
  Other Tax Considerations .......................................... 55
  State and Local Tax ............................................... 56
  Proposed Legislation .............................................. 56
 DESCRIPTION OF HIGHWOODS ........................................... 57
  General ........................................................... 57
  Operating Strategy ................................................ 57
 DESCRIPTION OF JCN ................................................. 59
  General ........................................................... 59
  Business Strategy ................................................. 60
  Recent Developments ............................................... 60
  Competition ....................................................... 60
  Regulation and Legislation ........................................ 61
  General Conditions ................................................ 61
  Reliance on Customers or Tenants .................................. 61
  Employees ......................................................... 61
  Properties ........................................................ 61
  Valencia Place .................................................... 67
  Seville Square .................................................... 67
  Luxury Apartments ................................................. 67
  Legal Proceedings ................................................. 67
  Submission of Matters to a Vote of Security Holders ............... 69

  Market for JCN Common and Related Shareholder Matters ..................................   70
  Issuances of JCN Common ................................................................   70
  Dividend Policy ........................................................................   70
  Selected Financial Data ................................................................   71
  Management's Discussion and Analysis of Financial Condition and Results of Operations ..   71
  Results of Operations ..................................................................   72
  Liquidity and Capital Resources ........................................................   76
  Earnings Before Interest, Taxes Depreciation and Amortization ..........................   78
  Year 2000 Compliance ...................................................................   80
  Impact of Recently Issued Accounting Standards .........................................   80
  Directors and Executive Officers .......................................................   81
  Section 16(a) Beneficial Ownership Reporting Compliance ................................   82
  Officer Compensation ...................................................................   83
  Outside Director Compensation ..........................................................   84
  Options and Stock Appreciation Rights ..................................................   84
  Employment Agreements ..................................................................   84
  Change in Control Agreements ...........................................................   85
  Stock Option Plan ......................................................................   86
  Compensation Committee Report on Executive Compensation ................................   86
  Performance of JCN Common ..............................................................   87
  Security Ownership of Certain Beneficial Owners and Management .........................   88
  Certain Relationships and Related Transactions .........................................   89
 MANAGEMENT AND OPERATION OF HIGHWOODS AFTER THE MERGER ..................................   90
 ANTICIPATED EFFECTS OF THE MERGER ON RESULTS OF OPERATIONS, LIQUIDITY AND
  CAPITAL RESOURCES ......................................................................   90
 COMPARISON OF RIGHTS OF SHAREHOLDERS ....................................................   91
  Election of Directors ..................................................................   91
  Removal of Directors ...................................................................   91
  Indemnification and Liability of Directors and Officers ................................   91
  General Provisions Affecting Change of Control .........................................   92
  Voting Rights of Control Shares ........................................................   92
  Business Combinations with Interested Shareholders .....................................   93
  Ownership Limitations and Restrictions on Transfers ....................................   93
  Operating Partnership Agreement ........................................................   94
  Shareholders' Rights Plan ..............................................................   95
  Dissenters' Rights of Appraisal ........................................................   95
  Dividends ..............................................................................   95
  Special Meetings .......................................................................   95
  Amendment of Articles of Incorporation .................................................   96
  Shareholder Proposal Procedures ........................................................   96
 LEGAL MATTERS ...........................................................................   96
 EXPERTS .................................................................................   96
 AUDITORS ................................................................................   97
 SHAREHOLDER PROPOSALS ...................................................................   97
 GLOSSARY ................................................................................   97
 INDEX TO THE FINANCIAL STATEMENTS .......................................................  F-1
 APPENDIX A -- AGREEMENT AND PLAN OF MERGER ..............................................  A-1
 APPENDIX A-1 -- AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER .........................  A-41
 APPENDIX B -- OPINION OF MORGAN STANLEY .................................................  B-1
 APPENDIX C -- GBCL SEC. 351.455 APPRAISAL RIGHTS ........................................  C-1

     Unless the context otherwise requires, the terms (i) "Highwoods" shall mean Highwoods Properties, Inc., predecessors of Highwoods Properties, Inc., and those entities owned or controlled by Highwoods Properties, Inc., including Highwoods/ Forsyth Limited Partnership (the "Highwoods Operating Partnership") and (ii) "Highwoods Properties" shall mean the 382 office and 148 industrial (including 80 service center) properties owned by Highwoods as of March 31, 1998.


                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements contained in this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated by reference herein.


Parties to the Merger

     Highwoods. Highwoods is a self-administered and self-managed real estate investment trust ("REIT") that began operations through a predecessor in 1978. As of March 31, 1998, Highwoods owned, through its interest in the Highwoods Operating Partnership, a portfolio of 382 office and 148 industrial (including 80 service center) properties. The Highwoods Properties encompass an aggregate of approximately 33.9 million rentable square feet and were 93% leased to approximately 3,400 tenants at March 31, 1998. An additional 32 properties (the "Highwoods Development Projects"), which will encompass approximately 3.6 million rentable square feet, were under development as of March 31, 1998. Highwoods also owned as of March 31, 1998, 895 acres (and has agreed to purchase an additional 395 acres) of land for future development (collectively, the "Highwoods Development Land"). The Highwoods Properties are located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama.

     Highwoods conducts substantially all of its activities through, and substantially all of its interests in its properties are held directly or indirectly by the Highwoods Operating Partnership. Highwoods is the sole general partner of the Highwoods Operating Partnership and as of March 31, 1998, owned approximately 83% of the common partnership interests (the "Common Units") in the Highwoods Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of Highwoods). Each Common Unit may be redeemed by the holder thereof for the cash value of one share of Highwoods Common or, at Highwoods' option, one share (subject to certain adjustments) of Highwoods Common. With each such exchange, the number of Common Units owned by Highwoods and, therefore, Highwoods' percentage interest in the Highwoods Operating Partnership, will increase.

     The following chart illustrates the relationship between Highwoods and the Highwoods Operating Partnership and their significant subsidiaries as of March 31, 1998:

A large box in the upper left hand corner entitled "HIGHWOODS" has four arrows radiating from it. The first leads to an oval entitled "Highwoods Operating Partnership (312 Properties)," and along the arrow are two legends, "82% LP(1)" and "1% GP." The words "Limited Parnters" are to the right of the oval, and an arrow leads them to the oval. along the arrow is the legend $17%."

The second arrow radiating from the "HIGHWOODS" box bears the legend ".01%(3) GP" and leads to an oval entitled "AP Southeast Portfolio Parners, L.P. (46 Properties)." This oval has another arrow leading to it emanating from the "Highwoods Operating Partnership (312 Properties)" oval which bears the legend "99.99%"(4) LP."

The third arrow radiating from the "HIGHWOODS" box bears the legend ".01%(2) GP" and leads to an oval entitled "Highwoods/Florida Holdings, L.P. (145 Properties)". This oval has another arrow leading to it emanating from the "Highwoods Operating Parnership (312 Properties)" oval which bears the legend "99.99% LP."

The fourth arrow radiating from the "HIGHWOODS" box bears the legend ".01%(2) GP" and leads to an oval entitled "Highwoods/Tennessee Holdings, L.P. (24 Properties)." This oval has another arrow leading to it emanating from the "Highwoods Operating Partnership (312 Properties)" oval bearing the legend "99.99% LP."





(1) In addition, Highwoods owns preferred partnership interests in the Highwoods Operating Partnership with economic terms similar to those of Highwoods' outstanding preferred stock.

(2) Interest is held indirectly through a wholly owned subsidiary of Highwoods.

(3) Interest is held indirectly through a wholly owned subsidiary of Highwoods, which holds a 1% general partner interest in a limited partnership that has a 1% general partner interest in AP Southeast Portfolio Partners, L.P.

(4) Ownership interests consist of a 99% limited partner interest in AP Southeast Portfolio Partners, L.P. and a 99% limited partnership interest in the 1% general partner of AP Southeast Portfolio Partners, L.P. (see footnote 3 above).

     Highwoods is a Maryland corporation; the Highwoods Operating Partnership is a North Carolina limited partnership. Their executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and their telephone number is (919) 872-4924.

     JCN. JCN is a Missouri corporation headquartered in Kansas City, Missouri. JCN is engaged in the acquisition, development, ownership and management of income-producing properties located primarily in the Kansas City, Missouri metropolitan area. These properties include retail centers, apartments, office buildings, industrial properties and mixed-use projects. JCN is also engaged in the development and sale of land for residential and commercial use. As of December 31, 1997, JCN and its consolidated subsidiaries owned 16 retail centers consisting of approximately 2,500,000 square feet of retail space (including basement space) occupied by approximately 400 tenants, 14 apartment communities (including a majority interest in a partnership owning a Des Moines, Iowa area apartment complex) with approximately 2,300 residential apartment units, 31 office properties (including majority interests in partnerships owning seven Des Moines, Iowa area office buildings) consisting of approximately 1,462,000 square feet of office space occupied by over 500 tenants, two industrial and warehouse properties consisting of approximately 337,000 square feet of space occupied by 48 tenants, three residential developments containing approximately 168 lots available for sale, and over 1,000 acres available for residential and commercial development, as well as complete or partial ownership in several other minor properties. JCN also owns six unsold units of its Alameda Towers condominium project in Kansas City.

     JCN also owns an equity interest in 11 active entities whose holdings are not consolidated with the financial statements of JCN. The largest of these holdings are JCN's approximately 50% interest in six partnerships that own properties in the Des Moines, Iowa area. At December 31, 1997, these partnerships owned 15 buildings consisting of 936,000 square feet of offices, 200,000 square feet of industrial space, 26 acres currently under development or ground lease, and approximately 80 acres to be developed. In addition to the Des Moines, Iowa area properties, one of JCN's 11 unconsolidated affiliates is a 40% interest in J.C. Nichols Real Estate, a residential sales and brokerage business in Kansas City. J.C. Nichols Real Estate also has an interest in an entity that owns a mortgage origination company. The principal executive offices of JCN are located at 310 Ward Parkway, Kansas City, Missouri 64112, and its telephone number is (816) 561-3456.

     Jackson. Jackson is a wholly owned subsidiary of Highwoods. Jackson was incorporated in Maryland for the sole purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Jackson has engaged in no other business activities. Pursuant to the Merger Agreement, JCN will be merged into Jackson.

     Merger Structure. The following chart summarizes the transactions that would be effected to consummate the Merger:


A rectangle in the lower right hand corner is entitled "J.C. Nichols Company," and it has an arrow leading from it to , and an arrow leading to it from, a rectangle on the left-hand side of the chart entitled "Jackson Acquisition Corp." The arrow leading to "Jackson Acquisition Corp." bears the legend "JCW assets and liabilities," and the other bears the legend "Combination of Highwoods Common and cash." Beneath these arrows a large legend in bold reads "STEP ONE."

Above the rectangle entitled Jackson Acquisition Corp. is a rectangle entitled "Highwoods Properties, Inc.," and an arrow pointing at "Highwoods Properties, Inc." links the two. This arrow bears a legend to its right reading "JCW assets and liabilities" and a large, bold legend to its left reading "STEP TWO."

To the right of, and slightly below, the "Highwoods Properties, Inc." rectangle is a rectangle entitled "Highwoods/Forsyth Limited Partnership." Two arrows link the rectangles, one pointing towards each. The arrow pointing at the "Highwoods Properties, Inc." rectangle bears the legend "Common Units," and the arrow pointing towards the "Highwoods/Forsyth Limited Partnership" rectangle bears the legend "JCW assets and liabilities." Above and to the right of these arrows is the large, bold legend "STEP THREE."

     In Step One, as a result of the merger of JCN with and into Jackson, Jackson will receive all of the assets and liabilities of JCN in exchange for shares of Highwoods Common and cash. See "The Merger -- Terms of the Merger." In Step Two, Jackson will merge with and into Highwoods. Lastly, in Step Three, Highwoods will contribute to the Highwoods Operating Partnership all of the assets and liabilities of JCN that were acquired from Jackson in exchange for the number of Common Units equal to (i) the number of shares of Highwoods Common issued in the Merger and (ii) the number of Common Units obtained by dividing the cash component of the Merger consideration by the value of a share of Highwoods Common as of the effective date of the Merger.


Summary Risk Factors

     In considering whether to approve the Merger, JCN Shareholders should consider, in addition to the other information in this Proxy
Statement/Prospectus, the matters discussed under "Risk Factors." Such matters include:

o The possible change in share prices of Highwoods Common and JCN Common prior to the time the Merger becomes effective so that at the time of the Merger the value of a share of Highwoods Common compared with a share of JCN Common may be less than such value at the time a JCN Shareholder votes on the Merger or makes his or her election as to the form of the consideration to be received in the Merger.

o The risk that a JCN Shareholder who elects to receive cash in the Merger with respect to some or all of his or her shares of JCN Common ("Cash Election Shares") may instead receive shares of Highwoods Common with respect to some Cash Election Shares.

o Certain officers and directors of JCN have interests in the Merger and related transactions that conflict with the interests of JCN Shareholders generally.

o The potential adverse impact on the share price of Highwoods Common resulting from subsequent Highwoods offerings.

o Dilution of the ownership percentage of a JCN Shareholder who receives Highwoods Common in the Merger.

o Possible difficulty of successfully integrating Highwoods and JCN.

o Dependence of Highwoods after the Merger on southeastern economic and real estate conditions.

o Highwoods' unfamiliarity with JCN's geographic markets, retail and multifamily properties and single-family subdivisions.

o Members of Highwoods' management and its board of directors have different interests than its stockholders regarding the sale or refinancing of a property.

o Differences in governing law and organizational documents of Highwoods and JCN which may make a change of control of Highwoods more difficult than a change of control of JCN.

o Possible failure of Highwoods to qualify as a REIT.

o Environmental liabilities at the Highwoods Properties.

o Rights of holders of Highwoods Common being less favorable than those of JCN Shareholders as a result of differences in governing law and the organizational documents of the respective companies.


Consideration to be Received in the Merger

     The Merger Agreement provides that, upon satisfaction or waiver of the conditions set forth therein, JCN will be merged into Jackson, a wholly owned subsidiary of Highwoods formed for the sole purpose of effecting the Merger. The board of directors of Highwoods (the "Highwoods Board of Directors") and the JCN Board of Directors have each approved the Merger upon the terms and conditions set forth in the Merger Agreement.

     JCN Shareholders may elect to receive, upon consummation of the Merger (the "Effective Time"), between 1.84 and 2.03 shares of Highwoods Common or $65 in cash or a combination of the two for each share of JCN Common. A JCN Shareholder who elects to receive Highwoods Common pursuant to the Merger will not know at the time such shareholder votes on the Merger or at the time by which such election must be made the value of the Highwoods Common to be received for such shareholder's shares of JCN Common. Moreover, although a JCN Shareholder may elect to receive cash pursuant to the Merger for some or all of his or her shares of JCN Common, such shareholder may receive shares of Highwoods Common with respect to some of such Cash Election Shares. Cash consideration paid to JCN Shareholders pursuant to the Merger will be limited to 40% of the aggregate consideration paid to all JCN Shareholders. JCN Shareholders electing to receive Highwoods Common in the Merger may, under certain circumstances, receive Highwoods Common valued at a price different than $65 per share. To the extent the average of the daily average of the high and low sale price for the 20 trading days preceding the Effective Time (the "Value") of a share of Highwoods Common is $35.36 or higher, JCN Shareholders may receive Highwoods Common worth more than $65 per share of JCN Common; to the extent the Value of a share of Highwoods Common is under $32.00, JCN Shareholders may receive Highwoods Common worth less than $65 per share of JCN Common transferred in the Merger. Assuming a Value of a share of Highwoods Common of $33 (the closing price on the NYSE on May 29, 1998), a JCN Shareholder electing to receive shares of Highwoods Common would receive 1.97 shares of Highwoods Common for each share of JCN Common. See "The Merger -- Conversion of Shares" and "The Merger -- Cash Election."

     At the Effective Time, approximately one percent of the outstanding shares of Highwoods Common will be beneficially owned by affiliates of Highwoods (assuming that no outstanding options to purchase shares of Highwoods Common are exercised and that no Common Units are redeemed for shares of Highwoods Common).


Reasons for the Merger; Recommendations of the JCN Board of Directors

     The JCN Board of Directors believes that the Merger is fair to, and in the best interests of, JCN and the JCN Shareholders. The JCN Board of Directors approved the Merger, and the transactions contemplated thereby, and recommends that the JCN Shareholders vote FOR the Merger.

     JCN has begun an ambitious plan to redevelop its most significant retail and office development, which consists currently of approximately 1.1 million square feet of retail space in Kansas City, Missouri and is known as the Country Club Plaza (the "Plaza"). As a result of the anticipated expense of redeveloping the Plaza, JCN management currently projects that it does not have sufficient cash on hand to meet its anticipated cash requirements beyond 1998. Accordingly, if the Merger is not approved, JCN will have to move quickly to raise capital or borrow the funds necessary to facilitate redevelopment of the Plaza and finance other cash needs of JCN. In the event JCN were to sell JCN Common to generate cash, it may be forced to do so at a price below $65 per share.

     In making its determination with respect to the Merger, the JCN Board of Directors considered, among other things, the following advantages: (a) the amount of consideration offered to JCN Shareholders, which represented a premium over prior closing prices of JCN; (b) Highwoods' regular quarterly dividend and the liquidity of Highwoods Common; (c) the ability of JCN Shareholders to participate in the future growth of Highwoods (including the growth resulting from acquisition of JCN); (d) the financial condition and business reputation of Highwoods; (e) the companies' respective financial condition, results of operations and anticipated future results; (f) Highwoods' significant resources and lower cost of capital, which may enable more rapid implementation of JCN's long-term growth plans; and (g) that the Merger is structured to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The JCN Board of Directors also received the written opinions of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated December 22, 1997 and May 15, 1998, to the effect that, as of such dates and based upon certain assumptions and considerations set forth therein, the consideration to be received by JCN Shareholders pursuant to the Merger was fair from a financial point of view to such holders.

     The JCN Board of Directors also considered (a) the possible change in share prices of Highwoods Common and JCN Common prior to the time the Merger becomes effective; (b) the risk that some JCN Shareholders will not receive the form of consideration that they elected for their shares of JCN Common; (c) the potential adverse tax consequences of the Merger for those JCN Shareholders receiving cash; (d) the potential adverse impact on the share price of Highwoods Common resulting from subsequent Highwoods offerings; (e) the dilution of the ownership percentage of a JCN Shareholder who receives Highwoods Common in the Merger; (f) the possible failure of Highwoods to qualify in the future as a REIT; (g) that proposed Federal legislation affecting REITs could limit Highwoods' ability to expand certain business activities; (h) the possibility that Highwoods will not maintain the growth rate that it has experienced since 1994; (i) the possible difficulty of successfully integrating Highwoods and JCN; (j) the dependence of Highwoods after the Merger on southeastern economic and real estate conditions; and (k) Highwoods' unfamiliarity with JCN's markets and with retail and multifamily properties and single-family subdivisions. See "Risk Factors," "The Merger -- Reasons for the Merger; Recommendation of the JCN Board of Directors" and "The Merger -- Opinion of Financial Advisor."


Opinion of Financial Advisor

     At the meeting of the JCN Board of Directors on December 21, 1997, Morgan Stanley delivered its written opinion to the JCN Board of Directors, which was subsequently updated and confirmed in writing on December 22, 1997, that as of such date and based upon the assumptions made, matters considered and the limits of its review, as set forth in such opinion, the proposed consideration to be received by JCN Shareholders pursuant to the Merger was fair to such shareholders from a financial point of view. Morgan Stanley delivered a May 15, 1998 update to its prior opinion, confirming that as of such date and based upon the assumptions made, matters considered and the limits of its review, as set forth in such opinion, the proposed consideration to be received by JCN Shareholders pursuant to the Merger, as such consideration was amended pursuant to the amendment to the Merger Agreement, was fair to such shareholders from a financial point of view. No limitations were imposed by the JCN Board of Directors upon Morgan Stanley with respect to the investigations made or procedures followed by it in rendering its opinions. See "The Merger -- Opinion of Financial Advisor."


Correspondence from Intell Management and Investment Company

     On January 28, 1998, Intell Management and Investment Company ("Intell") expressed an interest in a merger with JCN pursuant to which JCN Shareholders would receive $75 per share in cash. In a February 11, 1998 letter to JCN, Intell indicated that it did not feel it appropriate to pursue a transaction with JCN until such time as JCN Shareholders had an opportunity to vote on the Merger. Intell further indicated its then-current intention, in the event the Merger was not approved by JCN Shareholders and subject to a number of conditions, to pursue an acquisition of JCN that would provide to JCN Shareholders $75 per share in cash, less an adjustment that would include any amounts due to Highwoods pursuant to the Merger Agreement. Although this information was not available to the JCN Board of Directors when the Original Merger Agreement was approved, this information was subsequently considered by the JCN Board of Directors.


Interests of Certain Persons

     Certain officers and directors of JCN have interests in the Merger and related transactions that conflict with the interests of JCN Shareholders generally. From January 1996 through September 1997, JCN entered into employment agreements with its executive officers to permit JCN to attract and retain talented managers capable of providing continuity to, and enhancing the operations of, JCN. One such agreement provides Mr. Brady with certain benefits upon the occurrence of a change of control not supported by Mr. Brady and other agreements would provide several other officers with certain benefits upon the occurrence of a change of control and upon the occurrence of various triggering events subsequent to a transaction such as the Merger. Accordingly, Messrs. Brady, Cook, de Avila, Dixon, Fox, Peterson, Sloan, Stephenson, and Teaney and Ms. Marietti may be entitled to the accelerated receipt of cash, stock, or combined cash and stock consideration from Highwoods, in approximate amounts of $6,215,783, $222,721, $1,019,610, $218,005, $214,210, $618,260, $618,260,
$326,814, $1,016,171 and $196,231, respectively, which totals in the aggregate approximately $10.7 million (not taking into account obligations related to certain of such individuals' personal taxes), a portion of which may or may not be deductible to JCN or Highwoods. A full explanation of the triggering events for such payments is set forth under "Description of JCN -- Change in Control Agreements." As of the date of this Proxy Statement/Prospectus, Highwoods has not entered into any agreement with such officers that would avoid or reduce the amount of any consideration to which they might otherwise be entitled.


Effective Time of the Merger and Closing Date

     The closing of the Merger will take place at 10:00 a.m. on the date to be specified by Highwoods and JCN, which will be no later than the second business day after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Closing Date"), at the offices of Alston & Bird LLP, 3605 Glenwood Avenue, Suite 310, Raleigh, North Carolina 27612, unless another date or place is agreed to in writing by the parties. The Merger will become effective when the Articles of Merger have been accepted for filing by the appropriate authorities in Missouri and Maryland, or at such other time as Highwoods and JCN agree should be specified in the Articles of Merger. It is currently anticipated that the Merger will become effective upon filing of the Articles of Merger, which Articles are expected to be filed promptly following approval of the Merger by the JCN Shareholders.


Conditions to the Merger

     The obligations of Highwoods and JCN to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among others,
(i) obtaining the requisite approval of the JCN Shareholders, (ii) the absence of any material adverse change in the financial condition, business or operations of JCN or Highwoods, (iii) the receipt of certain legal opinions, including opinions with respect to the tax consequences of the Merger and (iv) the receipt of certain consents, orders and approvals of a governmental agency and third parties. Each of Highwoods and JCN has the right to waive certain conditions to its obligations to consummate the Merger. See "The Merger -- Representations and Warranties; Conditions to the Merger."

Regulatory Matters

     Except for the registration of Highwoods Common under the Securities Act, Highwoods and JCN believe that the Merger is not subject to any governmental or regulatory approvals. See "The Merger -- Regulatory Matters."


Appraisal Rights

     JCN Shareholders are entitled to dissenting shareholders' appraisal rights under Missouri law with respect to the Merger. A copy of the appropriate section of Missouri law is included herein as Appendix C. If a JCN Shareholder files with JCN a written objection to the Merger Agreement prior to or at the Special Meeting and does not vote in favor of the Merger Agreement, the shareholder is entitled to the fair value of his shares from Highwoods. If the dissenting shareholder and Highwoods do not agree on the fair value of the dissenting shareholder's shares of JCN Common, the dissenting shareholder may file a petition with the court of Jackson County, Missouri, asking for a finding and determination of the fair value of his or her shares. Because dissenting shareholders must comply with all applicable statutory procedures to receive the value of their shares, any JCN Shareholder considering exercising appraisal rights is encouraged to read "The Merger -- Appraisal Rights."


Federal Income Tax Consequences of Merger

     Consummation of the Merger is conditioned on the receipt by JCN of an opinion of Blackwell Sanders Peper Martin LLP that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and as to the tax consequences of the Merger to the JCN Shareholders. A copy of such opinion is included as Exhibit 8.1 to the Registration Statement. If the Merger does so qualify, no gain or loss will be recognized by Highwoods, JCN or Jackson as a consequence of the Merger. No gain or loss will be recognized by any JCN Shareholder upon the receipt of Highwoods Common in exchange for shares of JCN Common. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of Section 302 of the Code, gain or loss will be recognized by a JCN Shareholder upon the receipt of cash in lieu of fractional shares, upon exercise of appraisal rights relating to the transaction, or pursuant to an election by the JCN Shareholder to receive cash with respect to any of such holder's JCN Common. Subject to the provisions and limitations of Section 302 of the Code, gain (but not loss) will be recognized by a JCN Shareholder upon the receipt of cash and Highwoods Common pursuant to an election by the JCN Shareholder to receive cash with respect to only a portion of such holder's JCN Common. See "Federal Income Tax Considerations."

     EACH HOLDER OF JCN COMMON IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE MERGER IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Termination

     The Merger Agreement provides that it may be terminated under a number of circumstances at any time prior to the Effective Time, whether before or after the approval of the Merger by JCN Shareholders. See "The Merger -- Termination Provisions."


Termination Fees and Expenses

     The Merger Agreement provides for payment by JCN of a termination fee and expenses of up to $17.2 million if JCN enters into an acquisition proposal other than the Merger Agreement and certain other conditions are met. JCN Shareholders are urged to read the description of the termination fee provisions at "The Merger -- Termination Fees and Expenses." The failure of the JCN Shareholders to approve the Merger, however, will not trigger the payment of a termination fee, except for a fee of $2.5 million if, among other things, JCN completes another acquisition proposal before December 22, 1998.


Anticipated Accounting Treatment

     The Merger will be treated as a purchase in accordance with Accounting Principles Board Opinion No. 16.

No Solicitation of Other Transactions

     JCN has agreed that it (and its subsidiaries) will not permit its officers, directors, agents or financial advisors to solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation, sale of assets or similar transaction involving all or any significant portion of the assets or any equity securities of JCN or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. The Merger Agreement does not, however, prohibit JCN from entering into discussions with respect to an unsolicited proposal if the JCN Board of Directors determines in good faith that the failure to take such action would constitute a breach of its fiduciary duties to JCN Shareholders under applicable law.


Terms of the Merger; Exchange of Certificates

     The Merger Agreement provides that, upon satisfaction or waiver of certain conditions, JCN will be merged into Jackson, a wholly owned subsidiary of Highwoods formed for the sole purpose of effecting the Merger.

     As a result of the Merger, each JCN Shareholder will receive, at his or her election, between 1.84 and 2.03 shares of Highwoods Common (the "Per Share Stock Consideration") or $65 in cash (the "Per Share Cash Consideration") or a combination of the two, subject to the limitation that Highwoods will not pay more than 40% of the total Merger consideration in cash. A JCN Shareholder may elect to receive shares of Highwoods Common for all or some of his or her shares of JCN Common.

     With respect to each share of JCN Common for which its holder has elected to receive shares of Highwoods Common, the number of shares of Highwoods Common to be received in the Merger will vary depending on the Value of a share of Highwoods Common as follows:



            Value of a share                     Consideration to be received
          of Highwoods Common                       per share of JCN Common
---------------------------------------   ------------------------------------------
      equal to or greater than $35.36     1.84 shares of Highwoods Common
      between $35.36 and $32.00           that number of shares of Highwoods Common
                                          determined by dividing $65 by the Value
                                          of a share of Highwoods Common
      equal to or under $32.00            2.03 shares of Highwoods Common

     With respect to those shares of JCN Common for which its holder (or the beneficial owner, as the case may be) has elected to receive cash and does not dissent (the "Cash Election Shares"), the Merger consideration will be $65 in cash. To the extent, however, that the number of Cash Election Shares and the shares of JCN Common as to which the holder thereof seeks to exercise appraisal rights (the "Dissenting Shares") exceeds 40% of the outstanding shares of JCN Common, then a portion of the Cash Election Shares (spread proportionately among all of such shares) will be converted into a right to receive Highwoods Common as specified above. The number of Cash Election Shares to be so converted will be the minimum necessary to ensure that the cash component of the total Merger consideration does not exceed 40%.

     All shares of JCN Common, when converted pursuant to the Merger, will no longer be outstanding and will automatically be canceled and retired and each holder of a certificate representing shares of JCN Common will cease to have any rights with respect thereto, except the right to receive certificates representing shares of Highwoods Common or cash, as applicable, as well as any distributions declared with respect thereto with a record date after the Effective Time. JCN Shareholders should not tender their certificates representing shares of JCN Common with their proxies. As promptly as practicable after the Effective Time, First Union National Bank, as the exchange agent ("Exchange Agent"), will mail to the JCN Shareholders transmittal materials for use in exchanging certificates representing shares of JCN Common for certificates evidencing shares of Highwoods Common or cash. See "The Merger -- Exchange of Certificates."


The Special Meeting

     A special meeting of the JCN Shareholders will be held at The Ritz-Carlton Hotel, Kansas City, Missouri, on July 1, 1998, at 10:00 a.m. Central Time (the "Special Meeting"), for the purpose of considering and voting upon the Merger Agreement.

     Only holders of record of JCN Common at the close of business on April 27, 1998 will be entitled to notice of and to vote at the Special Meeting. At the Special Meeting, each holder of JCN Common will be entitled to one vote for each share held, and the affirmative vote of at least two-thirds of the outstanding shares of JCN entitled to vote is required to approve the Merger Agreement. Abstentions and failures to vote will have the same effect as votes cast against approval of the Merger Agreement.

     On April 16, 1998, directors and executive officers of JCN beneficially owned 411,802 shares of JCN Common, or approximately 8.9% of the shares of JCN Common outstanding. The directors and executive officers of JCN have indicated that they intend to vote the JCN Common they own "FOR" approval of the Merger and the Merger Agreement. Shares of JCN Common held by the J.C. Nichols Company Employee Stock Ownership Trust are excluded from both of the foregoing statements.

     If the Merger is completed, Jackson will acquire all of the assets and liabilities of JCN, and each outstanding share of JCN Common will be converted, at the election of the holder thereof, into the right to receive between 1.84 and 2.03 shares of Highwoods Common or $65 in cash or a combination of the two, subject to the limitations described herein.

              HIGHWOODS PRO FORMA COMBINED FINANCIAL INFORMATION

     The following table sets forth the summary unaudited pro forma combined financial data for Highwoods, assuming the Merger had occurred on the dates indicated herein, and reflecting the pro forma adjustments described in the notes to the unaudited pro forma financial statements included elsewhere in the Proxy Statement/Prospectus.

     The summary unaudited pro forma combined operating data are presented as if the Merger had been consummated at the beginning of the period presented.

     The summary unaudited pro forma combined balance sheet is presented as if the Merger had occurred on March 31, 1998. The Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. In the opinion of Highwoods' management, all significant adjustments necessary to reflect the effects of the Merger have been made.

     The summary pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements and notes thereto for Highwoods incorporated by reference into the Proxy Statement/ Prospectus, and for JCN set forth elsewhere in this Proxy Statement/Prospectus and the unaudited pro forma financial statements and notes thereto included elsewhere in the Proxy Statement/Prospectus.

     The summary unaudited pro forma operating and balance sheet data are presented for comparative purposes only and are not necessarily indicative of what the actual combined results of Highwoods and JCN would have been for the periods and dates presented. Nor does such data purport to represent the results of future periods.


                                            Pro Forma         Three Months Ended
                                         --------------           March 31,
                                          Three Months
                                              Ended
                                            March 31,
                                              1998            1998           1997
                                         -------------- --------------- --------------
                                            (dollars in thousands except per share
                                                           amounts)
Operating Data:
 Total revenue:                           $   124,580     $   102,488    $    58,321
 Rental property operating
  expenses(1) ..........................       38,290          29,728         15,342
 General and administration ............        5,629           3,784          2,080
 Interest expense ......................       23,391          17,778         12,035
 Depreciation and amortization .........       19,710          17,161          9,310
                                          -----------     -----------    -----------
 Income before minority interest .......       37,560          34,037         19,554
 Minority interest .....................       (5,634)         (5,608)        (3,129)
                                          -----------     -----------    -----------
 Income before extraordinary item ......       31,926          28,429         16,425
 Extraordinary item -- loss on early
  extinguishment of debt ...............          (46)            (46)        (3,337)
                                          -----------     -----------    -----------
 Net income ............................       31,880          28,383         13,088
 Dividends on preferred stock ..........       (8,145)         (6,145)        (1,407)
                                          -----------     -----------    -----------
 Net income available for common
  shareholders .........................  $    23,735     $    22,238    $    11,681
                                          ===========     ===========    ===========
 Net income per common
  share -- basic .......................  $       .39     $       .45    $       .33
                                          ===========     ===========    ===========
 Net income per common
  share -- diluted .....................  $       .39     $       .45    $       .33
                                          ===========     ===========    ===========
Balance Sheet Data
 (at the end of period):
 Real estate, net of accumulated
  depreciation .........................  $ 3,508,345     $ 2,998,539    $ 1,598,747
 Total assets ..........................    3,774,631       3,131,732      1,666,113
 Total mortgages and notes payable .....    1,443,503       1,231,099        589,053
Other Data:
 FFO(2) ................................       49,125          45,043         27,457
 Cash flow provided by (used in):
  Operating activities .................       57,270          51,971         28,851
  Investing activities .................     (283,077)       (325,844)       (34,162)
  Financing activities(3) ..............      295,977         295,977          2,487
 Number of in-service properties .......          643             530            345
 Total rentable square feet ............   39,805,000      33,930,000     21,002,000



                                            Pro Forma
                                         --------------
                                              Year
                                              Ended        Year Ended      Year Ended
                                          December 31,    December 31,    December 31,
                                              1997            1997            1996
                                         -------------- --------------- ---------------
                                         (dollars in thousands except per share amounts)
Operating Data:
 Total revenue:                           $    455,612    $   274,470     $   137,926
 Rental property operating
  expenses(1) ..........................       150,979         76,743          35,313
 General and administration ............        17,692         10,216           5,666
 Interest expense ......................        88,593         47,394          26,610
 Depreciation and amortization .........        70,832         47,533          22,095
                                          ------------    -----------     -----------
 Income before minority interest .......       127,516         92,584          48,242
 Minority interest .....................       (19,128)       (15,106)         (6,782)
                                          ------------    -----------     -----------
 Income before extraordinary item ......       108,388         77,478          41,460
 Extraordinary item -- loss on early
  extinguishment of debt ...............        (5,799)        (5,799)         (2,140)
                                          ------------    -----------     -----------
 Net income ............................       102,589         71,679          39,320
 Dividends on preferred stock ..........       (32,581)       (13,117)             --
                                          ------------    -----------     -----------
 Net income available for common
  shareholders .........................  $     70,008    $    58,562     $    39,320
                                          ============    ===========     ===========
 Net income per common
  share -- basic .......................  $       1.15    $      1.51     $      1.51
                                          ============    ===========     ===========
 Net income per common
  share -- diluted .....................  $       1.14    $      1.50     $      1.50
                                          ============    ===========     ===========
Balance Sheet Data
 (at the end of period):
 Real estate, net of accumulated
  depreciation .........................  $         --    $ 2,614,654     $ 1,377,874
 Total assets ..........................            --      2,722,306       1,443,440
 Total mortgages and notes payable .....            --        978,558         555,876
Other Data:
 FFO(2) ................................       165,767        127,000          70,620
 Cash flow provided by (used in):
  Operating activities .................            --        130,192          71,317
  Investing activities .................            --       (524,283)        419,782
  Financing activities(3) ..............            --        393,167        (486,867)
 Number of in-service properties .......           643            481             292
 Total rentable square feet ............    39,805,000     30,721,000      17,455,000

---------
(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management of Highwoods generally considers FFO to be a useful financial performance measurement because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of Highwoods' operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to Highwoods' calculation of FFO.

(3) Reflects Highwoods' cash flows and pro forma cash flows from operating, investing and financing activities. Pro forma cash flows from operating activities represents net income plus depreciation of rental properties and amortization of deferred expenses, line of credit fees and the cost of unwinding certain interest rate swap agreements. There are no pro forma adjustments for changes in working capital items. This pro forma cash flow data is not necessarily indicative of what actual cash flows would have been assuming the transactions described in the introduction to the table had been completed as of the beginning of each of the periods presented, nor does it purport to represent cash flows from operating, investing and financing activities for future periods.


                          COMPARATIVE PER SHARE DATA

     The following summary presents selected comparative unaudited per share information for Highwoods and JCN on a historical basis and for Highwoods and JCN on a pro forma combined basis assuming the combination had been effective throughout the periods presented. JCN pro forma equivalent per share amounts reflected below show the amount of net income, cash distribution and shareholders' equity that would have been allocable to one share of JCN Common, multiplied by 2.03 which is the number of shares of Highwoods Common that would be received for each share of JCN Common assuming a Value of a share of Highwoods Common of $32.0197.



                                                              HIGHWOODS                         JCN
                                                       ----------------------- -------------------------------------
                                                        Historical   Proforma     Historical     Equivalent Proforma
                                                       ------------ ---------- ---------------- --------------------
Book value per share:
 March 31, 1998 ......................................   $  30.13    $  32.03     $  (4.27)           $  65.02
 December 31, 1997 ...................................      29.92          --        (5.76)                 --
Basic income per share from continuing operations:
 Three Months Ended March 31, 1998 ...................        .45         .39          .46 (1)             .79
 Twelve Months Ending December 31, 1997 ..............       1.51        1.15         4.63 (1)            2.33
Cash dividends per share:
 Three Months Ended March 31, 1998 ...................        .51         .41           --                 .83
 Twelve Months Ending December 31, 1997 ..............       1.98        1.26           --                2.56

---------
(1) JCN Historical column reflects basic income per share from continuing operations after income tax expense (benefit).

                           COMPARATIVE SHARE PRICES

Highwoods

     The Highwoods Common has been traded on the NYSE under the symbol "HIW" since June 7, 1994. The following table sets forth the quarterly high and low sales prices per share of Highwoods Common reported on the NYSE, the average daily trading volume on the NYSE during the quarter and the quarterly distributions declared per share of Highwoods Common, from June 7, 1994 through May 29, 1998.






                                                      Closing Price           Average Daily     Distributions
                                                        Per Share            Trading Volume       Per Share
                                                 ------------------------   ----------------   --------------
Period or Quarter                                    High          Low
----------------------------------------------   -----------   ----------
  June 7, 1994 through June 30, 1994 .........    $  21 1/2     $ 19 7/8         192,453            .075(1)
  Third Quarter 1994 .........................           21           20          16,922            .425
  Fourth Quarter 1994 ........................       21 5/8       18 3/4          17,931            .425
  First Quarter 1995 .........................           22           20          58,080            .425
  Second Quarter 1995 ........................       25 1/2       21 1/4          41,335            .450
  Third Quarter 1995 .........................       26 7/8       23 7/8          75,770            .450
  Fourth Quarter 1995 ........................       28 3/8       25 1/2          38,523            .450
  First Quarter 1996 .........................       30 1/2       27 3/4          45,319            .450
  Second Quarter 1996 ........................       30 1/4       26 7/8         131,286            .480
  Third Quarter 1996 .........................       30 3/8           27          72,058            .480
  Fourth Quarter 1996 ........................       33 3/4       28 1/2         129,931            .480
  First Quarter 1997 .........................       35 1/2           33          98,025            .480
  Second Quarter 1997. .......................       33 1/2           30         107,450            .510
  Third Quarter 1997 .........................     35 13/16      31 1/16         156,188            .510
  Fourth Quarter 1997 ........................       37 3/8           33         204,803            .510
  First Quarter 1998 .........................      37 7/16       32 1/4         174,520            .510
  April 1, 1998 through May 29, 1998 .........      35 5/16       32 3/8         200,176              --

---------
(1) No distribution was paid during this period. The accrued distribution of $.075 per share was paid on November 16, 1994 at the time Highwoods paid its initial distribution for the period from inception to September 30, 1994.

     On May 29, 1998, the last reported sale price of a share of Highwoods Common on the NYSE was $33 per share. On December 22, 1997, the last full trading day prior to the public announcement of the Merger, the last reported sales price of a share of Highwoods Common on the NYSE was $34 1/16 per share. As of May 29, 1998, Highwoods had 1,063 shareholders of record.

     Highwoods intends to continue to declare quarterly distributions on the Highwoods Common. However, no assurances can be given as to the amounts of future distributions as such distributions are subject to Highwoods' cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Highwoods Board of Directors deems relevant. Highwoods has determined that 100% of the per share distribution for 1994, 93% of the per share distribution for 1995, 81% of the per share distribution for 1996 and 70% of the per share distribution for 1997 represented ordinary income to its shareholders for income tax purposes. The remaining distributions constituted a return of capital. No assurance can be given that such percentage will not change in future years.

JCN

     The JCN Common has been traded over-the-counter under the symbol "NCJC." The following table sets forth the quarterly high and low sales prices per share of JCN Common reported on the over-the-counter market, the average daily trading volume on the over-the-counter market during the quarter and the quarterly distributions declared per share of JCN Common, from January 1, 1996 through May 29, 1998.



                                                      Closing Price           Average Daily     Distributions
                                                        Per Share            Trading Volume       Per Share
                                                -------------------------   ----------------   --------------
Period or Quarter                                   High          Low
---------------------------------------------   -----------   -----------
 First Quarter 1996 .........................    $  21.06      $  20.00             186              --
 Second Quarter 1996 ........................       36.50         32.00             266              --
 Third Quarter 1996 .........................       34.00         28.13              77              --
 Fourth Quarter 1996 ........................       31.06         27.00             376              --
 First Quarter 1997 .........................       34.00         29.00             307              --
 Second Quarter 1997 ........................       35.50         28.25           5,313              --
 Third Quarter 1997 .........................       56.00         37.25          18,756              --
 Fourth Quarter 1997 ........................       70.00         51.00             160              --
 First Quarter 1998 .........................       74.00         62.00             281              --
 April 1, 1998 through May 29, 1998 .........       66.00         64.00             340              --


     On May 29, 1998, the last reported sale price of a share of JCN Common on the over-the-counter market was $64.50 per share. On December 22, 1997, the last full trading day prior to the public announcement of the Merger, the last reported sale price of a share of JCN Common on the over-the-counter market was $52. As of May 29, 1998, JCN had 148 shareholders of record.

     BECAUSE THE EXCHANGE RATIO IS FIXED WITHIN A SPECIFIED RANGE AND THE MARKET PRICE OF HIGHWOODS COMMON IS SUBJECT TO FLUCTUATION, THE MARKET VALUE OF HIGHWOODS COMMON THAT JCN SHAREHOLDERS WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER. JCN SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR HIGHWOODS COMMON.

                                 RISK FACTORS

     Certain statements in the Summary and under captions "Risk Factors," "The Merger -- Reasons for the Merger; Recommendation of the JCN Board of Directors," "The Merger -- Opinion of Financial Advisor" and elsewhere in this Proxy Statement/Prospectus (including the documents incorporated by reference herein) constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Highwoods or JCN to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those discussed below.

     In considering whether to approve the Merger, JCN Shareholders should consider, in addition to the other information in this Proxy
Statement/Prospectus, the matters described below.


Possible Reduction in Consideration Received by JCN Shareholders

     In considering whether to approve the Merger, JCN Shareholders should consider the risks associated with a potential change in the relative prices of Highwoods Common and JCN Common prior to the Effective Time due to changes in the business, operations and prospects of Highwoods or JCN, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions and other factors. At the time of the Merger, the value of a share of Highwoods Common as compared with a share of JCN Common may be less than such value at the time a JCN Shareholder votes on the Merger or makes his or her election as to the form of the consideration to be received in the Merger. Any decrease in the Value of a share of Highwoods Common below $32.00 will result in a decrease in the value of the non-cash component of the Merger consideration.


Limit on Cash Consideration

     Although a JCN Shareholder may elect to receive cash pursuant to the Merger with respect to some or all of his or her shares of JCN Common, such shareholders may instead receive shares of Highwoods Common with respect to some of such Cash Election Shares. Cash consideration paid to JCN Shareholders pursuant to the Merger will be limited to 40% of the aggregate consideration paid to all JCN Shareholders. See "The Merger -- Terms of the Merger."


Conflicts of Interest of Certain JCN Officers and Directors

     Certain officers and directors of JCN have interests in the Merger and related transactions that conflict with the interests of JCN Shareholders generally. From January 1996 through September 1997, JCN entered into employment agreements with its executive officers to permit JCN to attract and retain talented managers capable of providing continuity to, and enhancing the operations of, JCN. One such agreement provides Mr. Brady with certain benefits upon the occurrence of a change of control not supported by Mr. Brady, and other agreements would provide several other officers with certain benefits upon the occurrence of a change of control and upon the occurrence of various triggering events subsequent to a transaction such as the Merger. Accordingly, Messrs. Brady, Cook, de Avila, Dixon, Fox, Peterson, Sloan, Stephenson and Teaney and Ms. Marietti may be entitled to the accelerated receipt of cash, stock, or combined cash and stock consideration from Highwoods, in approximate amounts of $6,215,783, $222,721, $1,019,610, $218,005, $214,210, $618,260,
$618,260, $326,814, $1,016,171 and $196,231, respectively, which totals in the aggregate approximately $10.7 million (not taking into account obligations related to certain of such individuals' personal taxes), a portion of which may not be deductible to JCN or Highwoods. A full explanation of the triggering events for such payments is set forth under "Description of JCN -- Change in Control Agreements." As of the date of this Proxy Statement/Prospectus, Highwoods has not entered into any agreement with such officers that would avoid or reduce the amount of any consideration to which they might otherwise be entitled.

     Mr. Barrett Brady, Chief Executive Officer of JCN, is the only employee of JCN who is a member of the JCN Board of Directors. Mr. Brady abstained from the vote taken by the JCN Board of Directors to approve the Merger, and the JCN Board of Directors was aware of the potential conflict of interest resulting from Mr. Brady's status as an employee of JCN with an agreement providing benefits upon the occurrence of a change of control.

     Mr. C. Q. Chandler, III, a member of the JCN Board of Directors, is also chairman of the board of directors and a significant shareholder of INTRUST Bank, N.A. ("INTRUST"), the trustee of JCN's Employee Stock Ownership Trust (the "ESOT"). INTRUST received payments of fees from the ESOT totaling $114,480 during 1997, and Highwoods has indicated its intention to terminate the ESOT upon consummation of the Merger. As a result of the perception that the interest of Mr. Chandler in INTRUST may result in a conflict of interest with his duties as a member of the JCN Board of Directors, Mr. Chandler abstained from the vote taken by the JCN Board of Directors to approve the Merger, and the JCN Board of Directors was aware of the potential conflict of interest resulting from his interests in INTRUST. Mr. Chandler and Mr. Brady expressed no objection to the Merger Agreement.


Potential Decrease in Price of Highwoods Common Resulting from Future Highwoods' Offerings

     Highwoods from time to time sells additional shares of Highwoods Common in public or private offerings to fund pending acquisition and development activity, pay down indebtedness associated with its revolving loans and for general working capital purposes. Such offerings may affect the market price of Highwoods Common. Sales of substantial amounts of Highwoods Common or the perception that such sales could occur could adversely affect the prevailing market price for Highwoods Common. No assurances can be given that Highwoods will not undertake any material public or private offering of Highwoods Common in the near future.


Dilution of the Ownership Percentage of Holders of JCN Common

     Because the aggregate value of the outstanding shares of Highwoods Common is greater than that of the outstanding shares of JCN Common, the percentage of Highwoods that a holder of JCN Common will own as a result of the Merger will be smaller than such holder's ownership percentage in JCN prior to the Merger. As a result, holders of JCN Common may have less influence over the affairs of Highwoods than their current influence over the affairs of JCN.


Potential Adverse Effects of Combining the Companies

     Highwoods and JCN are large enterprises with operations in a number of different states. There can be no assurance that costs or other factors associated with the integration of the two companies would not adversely affect future combined results of operations. Highwoods may not be able to achieve cost savings expected to result from the Merger or may not be able to realize such savings as quickly as planned.


Dependence of Highwoods' Operating Performance on Southeastern Markets

     Highwoods' revenues and the value of its properties may be affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office, industrial and other competing commercial properties). The Highwoods Properties are located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. Based on March 1998 results, approximately 35% of the rental revenue from the Highwoods Properties is derived from properties in Florida and approximately 33% of such revenue is derived from properties in North Carolina. Highwoods' performance and its ability to make distributions to shareholders is particularly dependent on the economic and real estate conditions in the Southeast and in its Florida and North Carolina markets in particular. There can be no assurance as to the continued growth of the economy in Highwoods' southeastern markets or the potential benefits to Highwoods of its investment in the Midwest through its acquisition of JCN.


Potential Adverse Effects of Expanding into New Geographic Areas and Property Types

     Although Highwoods has limited its development, acquisition, management and leasing business primarily to markets and property types with which management is familiar, Highwoods may expand its business to new geographic areas and property types. Management believes that much of its past success has been a result of its local expertise in the Southeast and its experience in the ownership, management and development of suburban office and industrial properties. Highwoods may not initially possess the same level of familiarity with new geographic areas and property types to develop, acquire, manage or lease newly acquired properties as profitably as it does for its existing properties.

     As a result of the Merger, Highwoods will enter new markets in Missouri, Kansas and Iowa. Highwoods' management is not as familiar with these geographic markets as with its existing southeastern markets. Furthermore, Highwoods would acquire different property types, such as retail properties, multifamily communities and single-family subdivisions, with which its management is not as familiar. Although Highwoods intends to retain the existing management of JCN upon completion of the Merger, there can be no assurance as to the successful integration of the properties acquired in the Merger into the existing Highwoods' property portfolio. Failure to integrate such properties successfully could adversely affect Highwoods' results of operations.

Conflicts of Interest in the Business of Highwoods

     Potential Adverse Tax Consequences upon Sale or Refinancing of Highwoods Properties. Holders of Common Units in the Highwoods Operating Partnership may suffer adverse tax consequences upon the sale or refinancing of any of Highwoods' properties; therefore, such holders, including certain of Highwoods' officers and directors, and Highwoods may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such properties. Although Highwoods, as the sole general partner of the Highwoods Operating Partnership, has the exclusive authority to determine whether and on what terms to sell or refinance an individual property, those members of Highwoods' management and the Highwoods Board of Directors who hold Common Units may influence Highwoods not to sell or refinance certain properties even though such sale or refinancing might otherwise be financially advantageous to Highwoods.

     Potential Inability to Eliminate Conflicts of Interests. Highwoods has adopted certain policies relating to conflicts of interest. These policies include a bylaw provision requiring all transactions in which executive officers or directors have a conflicting interest to be approved by a majority of the independent directors of Highwoods or a majority of the shares of capital stock held by disinterested shareholders. There can be no assurance that Highwoods' policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.


Potential Anti-Takeover Effect of Certain Provisions of Maryland Law and Highwoods' Governing Documents

     Limitation on Ownership of Highwoods Common. The Amended and Restated Articles of Incorporation of Highwoods (the "Highwoods Articles") prohibit ownership of more than 9.8% of the outstanding capital stock of Highwoods by any person or entity. Such restriction is likely to have the effect of delaying, deferring or precluding an acquisition of control of Highwoods by a third party without consent of the Highwoods Board of Directors even if a change in control were in the best interest of shareholders.

     Required Consent of the Highwoods Operating Partnership for Significant Corporate Action. Highwoods may not engage in certain change of control transactions without the approval of the holders of a majority of the outstanding Common Units. Should Highwoods ever own less than a majority of the outstanding Common Units, this voting requirement might delay, defer or preclude an acquisition or change in the control of Highwoods. As of March 31, 1998, Highwoods owned approximately 83% of the Common Units.

     Difficulty in Removing Current Directors. The Highwoods Board of Directors has three classes of directors, the terms of which will expire in 1999, 2000 and 2001. Directors for each class are generally chosen for a three-year term. The staggered terms for directors may affect the shareholders' ability to change control of Highwoods even if a change in control were in the shareholders' best interest. (JCN also has a staggered board of directors.)

     Anti-Takeover Protections of Highwoods Operating Partnership Agreement. The Highwoods Operating Partnership Agreement has been amended to clarify the provisions relating to limited partners' redemption rights in the event of certain changes of control of Highwoods. Because these provisions require an acquiror to make provision under certain circumstances to maintain the Highwoods Operating Partnership structure and maintain a limited partner's right to continue to hold Common Units with future redemption rights, the amendment could have the effect of discouraging a third party from making an acquisition proposal for Highwoods.

     Dilutive Effect of Shareholders' Rights Plan. On October 4, 1997, the Highwoods Board of Directors adopted a Shareholders' Rights Plan and declared a distribution of one preferred share purchase right (a "Right") for each outstanding share of Highwoods Common. The Rights were issued on October 16, 1997 to each shareholder of record on such date. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Highwoods on terms not approved by the Highwoods Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Highwoods Board of Directors since the Rights may be redeemed by Highwoods for $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Highwoods Common. (JCN has also adopted a shareholder rights plan. See "Comparison of Rights of Shareholders -- Shareholders' Rights Plans.")


Adverse Consequences on Distributions of Highwoods' Failure to Qualify as a
REIT

     Highwoods and the Highwoods Operating Partnership intend to operate in a manner so as to permit Highwoods to remain qualified as a REIT under the Code. Although Highwoods believes that it will operate in such a manner, no assurance can be given that Highwoods will remain qualified as a REIT. If in any taxable year Highwoods were to fail to qualify as a REIT, Highwoods would not be allowed a deduction for distributions to shareholders in computing taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.


Factors that Could Cause Poor Operating Performance of the Highwoods Properties


     Reliance on Performance of Properties. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If Highwoods' properties do not generate revenues sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, Highwoods' ability to make distributions to its shareholders and the Highwoods Operating Partnership's ability to make payments of interest and principal on any debt securities may be adversely affected.

     Highwoods' revenues and the value of its properties may be adversely affected by a number of factors, including the national economic climate, the local economic climate, local real estate conditions, the perceptions of prospective tenants of the attractiveness of each property, the ability of Highwoods to provide adequate management, maintenance and insurance, and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

     Potential Adverse Effect of Competition on Operating Performance. Numerous office and industrial properties compete with Highwoods' properties in attracting tenants to lease space. Some of these competing properties are newer or better located than some of Highwoods' properties. Significant development of office or industrial properties in a particular area could have a material adverse effect on Highwoods' ability to lease space in its properties and on the rents charged.

     Bankruptcy or Weak Financial Condition of Tenants. At any time, a tenant of Highwoods' properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by Highwoods. Although Highwoods has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business, which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, Highwoods' income and its shareholder distributions may be adversely affected.

     Uncertainty in Renewal of Leases and Reletting of Space. Highwoods will be subject to the risks that upon expiration of leases for space located in its properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If Highwoods were unable to relet or renew promptly the leases for all or a substantial portion of this space or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then Highwoods' cash flow and ability to make expected distributions to shareholders may be adversely affected.

     Illiquidity of Real Estate. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of Highwoods to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits Highwoods' ability to sell properties held for fewer than four years, which may affect Highwoods' ability to sell properties without adversely affecting its financial performance or at a time that would otherwise be in the best interest of its shareholders.

     Potential Adverse Effect on Results of Operations Due to Changes in Laws. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect Highwoods' cash flow and its ability to make distributions to shareholders. Highwoods' properties are also subject to various Federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. Highwoods believes that the Highwoods Properties comply in all material respects with such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by Highwoods and could have an adverse effect on Highwoods' cash flow and expected distributions.

Potential Problems in Development, Construction and Acquisition Activities

     Highwoods intends to continue development and construction of office and industrial properties, including development on the Highwoods Development Land and the completion of the Highwoods Development Projects. Risks associated with Highwoods' development and construction activities, including activities relating to the Highwoods Development Land and the Highwoods Development Projects, may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. These risks may adversely affect Highwoods' results of operations and ability to make distributions to its shareholders.

     Highwoods intends to continue to acquire office and industrial properties. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations, adversely affecting operations and shareholder distributions. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate.


Potential Adverse Effect of Incurrence of Debt

     Potential Inflexibility of Debt Financing. Highwoods and the Highwoods Operating Partnership are subject to the risks associated with debt financing, including the risk that the cash provided by operating activities will be insufficient to meet required payments of principal and interest, the risk of rising interest rates on floating rate debt, the risk that Highwoods and the Highwoods Operating Partnership will not be able to prepay or refinance existing indebtedness (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. If refinancing of such indebtedness could not be secured on acceptable terms, Highwoods might be forced to dispose of properties upon disadvantageous terms, which might result in losses and might adversely affect the cash flow available for distribution to equity holders or debt service. An inability to secure refinancing could also cause Highwoods to issue equity securities when its valuation is low, which could adversely affect the market price of such securities. In addition, if a property or properties are mortgaged to secure payment of indebtedness and Highwoods is unable to meet mortgage payments, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to Highwoods and potential adverse effect on shareholder distributions.

     Adverse Effect of Potential Increases in Market Interest Rates. Highwoods and the Highwoods Operating Partnership have incurred and expect in the future to incur variable rate indebtedness in connection with the acquisition and development of properties, as well as for other purposes. Also, additional indebtedness that Highwoods and the Highwoods Operating Partnership may incur under the existing revolving credit facilities will bear interest at variable rates. Accordingly, increases in interest rates would increase interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements), which could adversely affect Highwoods' results of operations and its ability to pay expected distributions to shareholders.


Possible Environmental Liabilities

     Under various Federal, state and local laws, ordinances and regulations, such as the Comprehensive Environmental Response Compensation and Liability Act or "CERCLA," and common laws, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property as well as certain other costs, including governmental fines and injuries to persons and property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to remediate such substances properly, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACM"), and third parties may seek recovery from owners or operators of real property for personal injuries associated with ACM. A number of the Highwoods Properties contain ACM or material that is presumed to be ACM. In connection with the ownership and operation of its properties, Highwoods may be liable for such costs. In addition, it is not unusual for property owners to encounter on-site contamination caused by off-site sources, and the presence of hazardous or toxic substances at a site in the vicinity of a property could require the property owner to participate in remediation activities in certain cases or could have an adverse affect on the value of such property. Contamination from adjacent properties has migrated onto at least three properties owned by Highwoods; however, based on current information, management of Highwoods does not believe that any significant remedial action is necessary at these affected sites.

     As of the date hereof, 99% of the Highwoods Properties have been subjected to a Phase I environmental assessment. These assessments have not revealed, nor is management of Highwoods aware of, any environmental liability that it believes would have a material adverse effect on Highwoods' financial position, operations or liquidity taken as a whole. This projection, however, could prove to be incorrect depending on certain factors. For example, Highwoods' assessments may not reveal all environmental liabilities or may underestimate the scope and severity of environmental conditions observed, with the result that there may be material environmental liabilities of which Highwoods is unaware, or material environmental liabilities may have arisen after the assessments were performed of which Highwoods is unaware. In addition, assumptions regarding groundwater flow and the existence and source of contamination are based on available sampling data, and there are no assurances that the data is reliable in all cases. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Highwoods Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Highwoods Properties, or by third parties unrelated to Highwoods.

     Some tenants use or generate hazardous substances in the ordinary course of their respective businesses. These tenants are required under their leases to comply with all applicable laws and are responsible to Highwoods for any damages resulting from the tenants' use of the property. Highwoods is not aware of any material environmental problems resulting from tenants' use or generation of hazardous substances. There are no assurances, however, that all tenants will comply with the terms of their leases or remain solvent and that Highwoods may not at some point be responsible for contamination caused by such tenants.


Rights of Holders of Highwoods Common may be Less Favorable than Rights of JCN Shareholders

     JCN is governed by the law of Missouri as well as by its charter (the "JCN Articles") and bylaws (the "JCN Bylaws"); Highwoods is governed by the law of Maryland, the rules of the NYSE, the Highwoods Articles and its bylaws (the "Highwoods Bylaws"). The different laws governing the two corporations, together with the different provisions in the respective corporate articles and bylaws of JCN and Highwoods, create differences in the rights of the shareholders of the two corporations. As a result of these differences, in some cases, the rights of a holder of Highwoods Common may be considered less favorable than those of a holder of JCN Common. This is especially true with respect to differences in the provisions affecting change of control transactions and those governing the Board of Directors, which differences are summarized below. A detailed comparison of the rights of holders of JCN Common versus those of holders of Highwoods Common is set forth at "Comparison of Rights of Shareholders."

     Difficulty in Changing Control of Highwoods. It may be more difficult for a third party to acquire control of Highwoods than JCN. Frequently, a change of control transaction involves a premium for the shares of the target over then-current market prices, and the statutory, charter and bylaw provisions governing Highwoods may reduce the likelihood that its shareholders would enjoy the possible benefits of a change of control transaction.

     JCN Shareholders may have Lesser Control over Affairs of Highwoods. Minority shareholders are less likely to be able to secure representation on the Highwoods Board of Directors than on the JCN Board of Directors because, unlike JCN, Highwoods does not elect its directors by cumulative vote. With respect to the removal of directors, it is more difficult to remove a Highwoods director than a JCN director, even when the removal of a director would be in the best interest of the shareholders.

     In addition, the governing provisions regarding the liability and indemnification of directors are more favorable for directors of Highwoods than directors of JCN. As a result, directors of JCN may be more motivated than directors of Highwoods to perform their duties at the highest standard of care.

                              THE SPECIAL MEETING

Purpose

     This Proxy Statement/Prospectus is furnished to JCN Shareholders in connection with the solicitation of proxies by and on behalf of the JCN Board of Directors for use at the Special Meeting. This Proxy Statement/Prospectus is first being mailed to JCN Shareholders on or about June 3, 1998.


Record Date; Vote Required

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of JCN Common is required to approve the Merger Agreement. Only holders of JCN Common of record as of the close of business on April 27, 1998 (the "Record Date") are entitled to vote at the Special Meeting. At the close of business on the Record Date, 4,619,039 shares of JCN Common were outstanding. Holders of shares of JCN Common are entitled to one vote for each share held on the Record Date.

     THE JCN BOARD OF DIRECTORS HAS APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE MERGER CONTEMPLATED THEREBY, AND RECOMMENDS THAT JCN SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.


Solicitation and Revocation of Proxies

     The Special Meeting will be held at The Ritz-Carlton Hotel, Kansas City, Missouri on July 1, 1998, at 10:00 a.m. Central Time. At the Special Meeting, JCN Shareholders will be asked to consider and vote upon the approval of the Merger Agreement. Any proxy given may be revoked at any time before it is exercised, by delivery of a later-dated proxy or by notifying the Secretary of JCN, Mr. Price A. Sloan, in person or in writing of an intention to revoke a proxy.

     All shares represented by a proxy given pursuant to this solicitation will be voted as specified thereon at the Special Meeting. If no specification is given, such shares will be voted in favor of the proposal to approve the Merger Agreement. The JCN Board of Directors will not use any proxies voted against the Merger for adjournment or postponement of the Special Meeting intended to permit further solicitation.

     Proxies are being solicited by and on behalf of the JCN Board of Directors. In addition to solicitation by mail, JCN may cause proxies to be solicited in person or by telephone or telegram by JCN's officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitations. JCN has also arranged for brokerage firms, banks, custodians, nominees and fiduciaries to forward proxy solicitation materials to owners of the JCN Common held of record by such persons. The cost of solicitation of proxies for the Special Meeting will be borne by JCN.

     JCN has retained Innisfree M & A Incorporated ("Innisfree") to assist in the solicitation of proxies for the Special Meeting. For these services, Innisfree will receive an initial fee of $10,000, plus reimbursement for its out-of-pocket disbursements. If requested to contact individual registered holders, nonobjecting beneficial holders and ESOT beneficiaries, Innisfree will charge a modest per contact fee, which fee includes related telephone expenses. JCN estimates the total cost of the services to JCN to be less than $40,000.


                                  THE MERGER

     The description of the Merger contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Agreement and Plan of Merger among Highwoods, Jackson and JCN dated December 22, 1997 (the "Original Merger Agreement") and Amendment No. 1 to the Agreement and Plan of Merger dated as of April 29, 1998 (the "Amendment"), the full texts of which are attached as Appendix A, and are incorporated herein by reference.


Terms of the Merger

     The Merger Agreement provides that, upon satisfaction or waiver of certain conditions, JCN will be merged into Jackson, a wholly owned subsidiary of Highwoods formed for the sole purpose of effecting the Merger.

     As a result of the Merger, each JCN Shareholder will receive, at his or her election, shares of Highwoods Common or cash or a combination of the two, subject to the limitation that Highwoods will not pay more than 40% of the total Merger consideration in cash. A JCN Shareholder may elect to receive shares of Highwoods Common for all or some of his or her shares of JCN Common.

     With respect to each share of JCN Common for which its holder has elected to receive shares of Highwoods Common, the number of shares of Highwoods Common to be received in the Merger (the "Exchange Ratio") will vary depending on the Value of a share of Highwoods Common as follows:




          Value of a share of                    Consideration to be received
            Highwoods Common                        per share of JCN Common
---------------------------------------   ------------------------------------------
      equal to or greater than $35.36     1.84 shares of Highwoods Common
      between $35.36 and $32.00           that number of shares of Highwoods Common
                                          determined by dividing $65 by the Value
                                          of a share of Highwoods Common
      equal to or under $32.00            2.03 shares of Highwoods Common

     No fractional shares of Highwoods Common will be issued in connection with the Merger. In lieu thereof, holders of JCN Common will receive cash (without interest) in an amount equal to such fractional part of a share of Highwoods Common multiplied by the Exchange Ratio. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     With respect to the Cash Election Shares, the Merger consideration will be $65 in cash. To the extent, however, that the number of Cash Election Shares and Dissenting Shares exceeds 40% of the outstanding shares of JCN Common, then a portion of the Cash Election Shares (spread proportionately among all of such shares) will be converted into a right to receive Highwoods Common as specified above. The number of Cash Election Shares to be so converted will be the minimum number necessary to keep the cash component of the total Merger consideration (including cash paid for Dissenting Shares) below 40%.

     The following table illustrates the cash versus stock component of the Merger consideration for each Cash Election Share under various JCN Shareholder voting scenarios:




                                                   Components of
                                                        Merger
                                                     Consideration
                      Percentage of Shares       per Cash Election
                          of JCN Stock                   Share
                 -------------------------------   -----------------
                      Perfecting       Electing            Highwoods
                  Dissenters' Rights     Cash       Cash    Common
                 -------------------- ----------   ------ ----------
  Scenario 1             25%             60%        25%      75%
  Scenario 2             25%             30%        50%      50%
  Scenario 3             25%             15%       100%       0%

  Scenario 4             10%             75%        40%      60%
  Scenario 5             10%             50%        60%      40%
  Scenario 6             10%             30%       100%       0%

Background of the Merger

     In July 1997, the JCN Board of Directors requested that Morgan Stanley & Co. Incorporated ("Morgan Stanley"), an internationally recognized investment banking firm, review various capital planning and strategic alternatives available to JCN. This analysis was requested because management of JCN had identified significant development projects and outlined a strategy for growth with which it was prepared to proceed. The JCN Board of Directors and Morgan Stanley believed that certain capital raising alternatives were available, pursuant to which JCN could finance its growth and provide liquidity to JCN Shareholders, and management of JCN believed such alternatives could also cause the value of the JCN Common to increase and better reflect the JCN Board of Directors' assessment of JCN's value. (At that time, JCN Common was trading at approximately $40 per share.) Morgan Stanley presented information to the JCN Board of Directors at a meeting on August 27, 1997 that outlined the following four options: (i) a private issuance of convertible preferred stock; (ii) a private issuance of JCN Common; (iii) a public offering of JCN Common; or (iv) a strategic combination with a public real estate company or a public real estate investment trust.

     The JCN Board of Directors identified the private issuance of convertible preferred stock as the preferred method of satisfying the identified objectives. However, the JCN Board of Directors solicited and was unable to obtain the support of the trustee of the JCN Employee Stock Ownership Trust (the "ESOT"), INTRUST Bank, N.A. ("INTRUST"), which support was viewed as necessary to amend the JCN Articles in order to authorize the issuance of such securities. The trustee's support was viewed as necessary because the ESOT holds approximately 30.5% of the outstanding shares of JCN Common, and the support of a majority of JCN Shareholders, as is required to amend the JCN Articles, seemed uncertain without the support of INTRUST. Accordingly, the JCN Board of Directors determined to pursue simultaneously what it perceived as the two most viable remaining options, the private issuance of JCN Common or a strategic merger with a public real estate company or a public real estate investment trust. In September 1997, the JCN Board of Directors authorized Morgan Stanley to canvass parties that it considered most likely to enter into either of the foregoing transactions with JCN and to present any resulting proposals to the JCN Board of Directors for consideration.

     During the period beginning June 1997 and extending through October 1997, management and representatives of JCN had numerous discussions with INTRUST to address a number of concerns expressed by INTRUST, including the liquidity needs of the ESOT. During the course of those discussions, JCN understands that INTRUST was approached by Bosfield, L.L.C., an Indiana limited liability corporation ("Bosfield"), with an offer to purchase at $59 per share all of the shares of JCN Common held by the ESOT. INTRUST entered into an agreement with Bosfield, dated as of September 24, 1997, pursuant to which INTRUST agreed to sell to Bosfield all of the JCN Common then owned by the ESOT and "provide reasonable assistance" to Bosfield in any effort by Bosfield to acquire an additional 700,000 shares of JCN Common. The JCN Board of Directors met with the principals of Bosfield and was told of Bosfield's desire to obtain control of JCN. The JCN Board of Directors requested on more than one occasion, but was never provided, specific steps to which Bosfield would commit that would protect the interest of the minority shareholders of JCN subsequent to any acquisition by Bosfield of control of JCN. The JCN Board of Directors concluded that alternatives existed that would provide better value to all JCN Shareholders, including the ESOT, and would meet the objectives previously outlined by the JCN Board of Directors. Accordingly, the JCN Board of Directors urged Morgan Stanley to continue its preliminary discussions with parties as described above.

     Morgan Stanley, together with JCN in certain instances, proceeded to contact four investors to determine their interest in purchasing JCN Common in amounts necessary to finance JCN's growth strategy. In addition, Morgan Stanley, together with JCN in certain instances, contacted eight public real estate companies and real estate investment trusts that it perceived as most likely to be interested in a strategic merger with JCN. As a result of such conversations, the JCN Board of Directors evaluated two specific proposals for consideration. One such proposal contemplated an issuance by JCN, at a price below $65 per share, of a significant (but not controlling) percentage of JCN Common to a prospective investor. The other was a proposed strategic merger with Highwoods. Highwoods expressed interest in a strategic merger with JCN, in writing, indicating a range of perceived values it would expect to pay, subject to due diligence, provided that JCN negotiated exclusively with Highwoods during such period. At a November 19, 1997 meeting, the JCN Board of Directors had an extensive discussion as to the advantages and disadvantages of each option.

     At a November 24, 1997 meeting, the JCN Board of Directors voted to pursue a strategic merger with Highwoods and established a Negotiating Committee of the JCN Board of Directors consisting of Messrs. Hoskins, Morgan and Brady to work with JCN counsel to negotiate an acceptable letter of intent with Highwoods and subsequently negotiate terms of a proposed definitive agreement for consideration by the JCN Board of Directors. The JCN Board of Directors determined that a strategic merger, such as the Merger, was at that time the most viable option for JCN because, in the view of the JCN Board of Directors, it would provide access to relatively low cost capital, permit pursuit of JCN's existing business strategy, provide tax deferral for those JCN Shareholders seeking that benefit, and provide greater liquidity to JCN Shareholders. The JCN Board of Directors believed that alternatives then available to it could not as effectively provide such benefits.

     The letter of intent first offered by Highwoods indicated their interest in pursuing a transaction at a price between $62 and $64 per share of JCN Common. The draft letter of intent required a period of exclusivity extending until December 20, 1997, during which time JCN could not solicit proposals or discuss an acquisition with any party other than Highwoods. The draft letter of intent also sought payment to Highwoods by JCN of a termination fee of 5% of the aggregate transaction value in the event that Highwoods made an offer to acquire all of the stock of JCN at a price at least equal to $64 per share. JCN refused to agree to such terms. As a result of negotiations between the Negotiating Committee and Mr. O. Temple Sloan, Jr., Chairman of the Board of Highwoods, Mr. Mack D. Pridgen, III, Vice President and General Counsel of Highwoods, and outside counsel to Highwoods, the letter of intent was revised to delete the requested termination fee. Representatives of Highwoods, however, insisted on retaining the period of exclusivity set forth in the letter of intent and indicated they would be unwilling to go forward with discussions if they were not granted the period of exclusivity. The letter of intent, providing for a period of exclusivity, was then signed on November 24, 1997.

     From December 2, 1997 through December 20, 1997, Highwoods, J.P. Morgan Securities Inc. ("J.P. Morgan") (the investment banking firm serving as financial advisor to Highwoods), and outside counsel to Highwoods conducted extensive due diligence of the assets and properties of JCN. Highwoods first provided to JCN a draft of the merger agreement (as executed on December 22, 1997, the "Original Merger Agreement") during the week of December 8, 1997.

     On December 14, 1997, members of the Negotiating Committee, Mr. Price Sloan, the General Counsel of JCN, individuals from Morgan Stanley, and outside counsel to JCN held a telephone conference with officers of Highwoods and outside counsel to Highwoods to discuss the proposed terms of the Original Merger Agreement. During this conference, representatives of JCN made a number of comments on the proposed Original Merger Agreement, noting in particular their objection to: (i) the amount of a proposed termination fee and the circumstances under which such fee would be payable to Highwoods; (ii) the request by Highwoods that JCN enter into a stock option agreement granting Highwoods an option to purchase from JCN shares of JCN Common representing up to 10% of the issued and outstanding JCN Common (the "Ten Percent Option");
(iii) the provisions that set the stock portion of the consideration at a fixed exchange rate rather than a fixed dollar amount; and (iv) the numerous conditions to the obligation of Highwoods to close the transaction. At that time, Highwoods had not completed sufficient due diligence to be in a position to commit to a specific price.

     While working with the Negotiating Committee, Highwoods sought to negotiate with representatives of the extended Nichols family (who, through individual share holdings and shares held in trust, own approximately 26% of the JCN Common) and with INTRUST agreements that would commit the Nichols family and INTRUST to support any agreement that might ultimately have been entered into with JCN. Although both the Nichols family and INTRUST appeared supportive of the proposed transaction, Highwoods was unable to obtain such agreements on terms it deemed acceptable. Highwoods was also unable to obtain from the Negotiating Committee a commitment to waive application of JCN's Shareholder Rights Plan to a proposed purchase by Highwoods of all of the JCN Common held by the Nichols family and the ESOT.

     On December 16, 1997, Messrs. Temple Sloan, Pridgen, and Carman J. Liuzzo, Vice President and Chief Financial Officer of Highwoods, J.P. Morgan, and outside counsel to Highwoods met with the Negotiating Committee, Mr. Price Sloan, Morgan Stanley, and outside counsel to JCN and indicated their willingness to commit to a transaction at $64 per share of JCN Common. Highwoods continued to insist on a termination fee totaling $19.2 million and continued to seek the Ten Percent Option. After substantial negotiations and discussion, it was agreed that the termination fee would be reduced to $16.5 million and Highwoods would forego the Ten Percent Option. The Negotiating Committee agreed that the stock portion of the consideration could be set at a fixed exchange ratio. At that time and in subsequent conversations, the Negotiating Committee continued to refuse requests by Highwoods to waive application of JCN's Shareholder Rights Plan to permit Highwoods to purchase shares of JCN Common held by the Nichols family and the ESOT.

     The JCN Board of Directors met on December 19, 1997 to obtain a full report on the status of negotiations with Highwoods. At that time, outside counsel to JCN described the status of negotiations and the issues remaining open in the discussions with Highwoods. Counsel to JCN advised the JCN Board of Directors of its fiduciary duties and provided advice on the reasonableness of certain provisions, including the Ten Percent Option and the termination fee, that had been requested by Highwoods. By the following morning, each member of the JCN Board of Directors received for review a revised version of the Original Merger Agreement, proposed resolutions for approval by the JCN Board of Directors in the event the proposed terms of the Original Merger Agreement were considered satisfactory, an executive summary of the Original Merger Agreement, and a written report prepared by Morgan Stanley. By the end of the day on December 20, 1997, all aspects of the Original Merger Agreement had been negotiated to conclusion except for the termination fee and the conditions to closing.

     The JCN Board of Directors met again on December 21, 1997 to receive an additional presentation from counsel to JCN, a review of the written material from, and the oral opinion of, Morgan Stanley (which opinion was subsequently updated and confirmed by delivery of a written opinion dated December 22, 1997) to the effect that, as of December 21, 1997, and based upon and subject to certain matters stated in such opinion, the proposed transaction was fair, from a financial point of view, to the JCN Shareholders. The JCN Board of Directors then provided guidance to the Negotiating Committee on the two open issues and determined that, subject to agreement on the open issues in a manner consistent with the guidance provided by the JCN Board of Directors, the terms of the Original Merger Agreement and the transaction contemplated thereby were fair to and in the best interests of JCN and the JCN Shareholders. Subject to the foregoing, the JCN Board of Directors members present at the meeting (other than Mr. Brady and Mr. Chandler, each of whom abstained as a result of the perception of a potential conflict) approved the Original Merger Agreement and resolved to recommend that the JCN Shareholders vote for the approval and adoption of the Original Merger Agreement at a special meeting of the JCN Shareholders to be held for that purpose.

     The Negotiating Committee, Mr. Price Sloan, and outside counsel to JCN met with Messrs. Ronald P. Gibson, President and Chief Executive Officer of Highwoods, Liuzzo, and Pridgen of Highwoods and outside counsel to Highwoods the evening of December 21, 1997 to negotiate the conditions to closing the proposed transaction and the amount of the termination fee and the circumstances under which such fee would be payable. At that time, Highwoods offered to increase its offer to $65 per share of JCN Common in exchange for concessions on the termination fee. The parties ended discussions on the evening of December 21 without reaching agreement. On the morning of December 22, 1997, after each member of the JCN Board of Directors had been contacted and told it did not appear as though the Original Merger Agreement could be negotiated on terms outlined by the JCN Board of Directors the previous day, the Negotiating Committee and representatives of Highwoods resumed their discussions. As a result of those discussions, Highwoods agreed to pay $65 per share of JCN Common, JCN agreed to a maximum payment on termination of $17.2 million, and Highwoods agreed to a reduced termination fee in the event the JCN Board of Directors continued to recommend to JCN Shareholders the transaction with Highwoods. The parties further agreed to limit the conditions to closing so that, most importantly, the transaction would be contingent on Highwoods obtaining the consent of a limited number of lenders to JCN.

     Late in the afternoon of December 22, 1997, after the JCN Board of Directors had been notified that an agreement had been reached on terms consistent with the instructions of the JCN Board of Directors from the prior day, the Original Merger Agreement was executed. The parties issued separate press releases announcing the Original Merger Agreement before the markets opened on December 23, 1997.

     On January 6, 1998, JCN received an unsolicited expression of interest, made jointly by Duke Realty Investments, Inc. and Simon DeBartolo Group, Inc. ("Duke/Simon"), indicating their preliminary belief that the value of JCN Common was at least $75 per share. On January 9, 1998, JCN received a letter from Intell in which it expressed the presumption that the value of JCN Common was "in the range of $65-75 per share." At that time, neither Duke/Simon nor Intell had undertaken a detailed review of the books and records of JCN. The JCN Board of Directors agreed to permit both Duke/Simon and Intell to conduct a thorough investigation of JCN to confirm their assessments of value and determine their willingness to propose an alternative transaction to the Merger. Both Duke/Simon and Intell then proceeded to conduct a due diligence investigation of JCN. On January 28, 1998, JCN received a letter from Duke/Simon indicating that they had elected not to propose a transaction with JCN. Also on January 28, 1998, Intell expressed an interest in a merger with JCN pursuant to which JCN Shareholders would receive $75 per share in cash. In a February 11, 1998 letter to JCN, Intell indicated it did not feel it appropriate to pursue a transaction with JCN until such time as JCN Shareholders had an opportunity to vote on the Merger. Intell further indicated its then-current intent, in the event the Merger was not approved by JCN Shareholders and subject to a number of conditions, to pursue an acquisition of JCN that would provide to JCN Shareholders $75 per share in cash, less an adjustment that would include any amounts due to Highwoods pursuant to the Original Merger Agreement.

     In light of the February 11, 1998 letter from Intell and certain publicly filed statements from certain significant shareholders of JCN expressing dissatisfaction with the value of the consideration to be received by JCN shareholders pursuant to the Merger, management of JCN requested that Highwoods meet with the Company to discuss the status of the Merger. Accordingly, on February 16, 1998, members of JCN's management, Morgan Stanley and outside counsel to JCN met with members of Highwoods management, J.P. Morgan and outside counsel to Highwoods to discuss whether Highwoods would consider improving the consideration to be given to the shareholders of JCN in the Merger. Highwoods indicated that it would entertain such discussions if it could obtain certainty that the Merger would be consummated. The structure to achieve the requisite degree of certainty contemplated by those present at the meeting included a purchase by Highwoods of the ESOT shares, the waiver by Highwoods of a number of conditions to the Merger, the granting to Highwoods of a proxy to vote approximately 22% of the JCN Common shares in favor of the Merger by certain members of the Nichols family and the approval of the JCN Board of Directors so that the structure would not be prohibited by JCN's Shareholders Rights Plan. Highwoods asked representatives of JCN to facilitate such negotiations among Highwoods, JCN, INTRUST and the Nichols family and such representatives agreed to do so.

     On March 2 and March 3, 1998, at the request of JCN, members of management of Highwoods and outside counsel to Highwoods met with members of management of JCN, officers of INTRUST and representatives of the Nichols family and their respective outside counsel to discuss draft agreements reflecting the contemplated structure and the various open issues between the parties, including consideration. At these meetings, the parties had various discussions and engaged in negotiations concerning the terms of Highwoods' offer to the shareholders of JCN, including the amount of increased consideration to be paid, the relevant exchange ratio and the elimination of the limitation on the amount of Highwoods stock available for exchange. Highwoods reaffirmed to JCN, INTRUST and the Nichols family representatives that it had no interest in increasing the terms of its offer in the Merger unless the other parties were willing to adopt the structure to achieve certainty referred to above and certain other outstanding issues were resolved to Highwoods' satisfaction, including matters relating to certain existing lawsuits involving JCN and the ESOT and any potential liabilities under such suits. The lawsuits that were of primary concern to Highwoods were the Petula Litigation and the continuing Medina Litigation. Those lawsuits, and the claims made therein, are described in detail in "Description of JCN -- Litigation." While Highwoods expressed a willingness to modify the terms of the Merger, including significantly improving the level of consideration to be received by JCN Shareholders, and JCN, INTRUST and the representatives of the Nichols family expressed their willingness to assure Highwoods that the Merger would be consummated, Highwoods determined at the March 3, 1998 meeting that it needed more information with respect to pending lawsuits and potential liabilities before proceeding to attempt to come to terms as to the level of consideration and on the various other open issues. The parties then ended the meeting without reaching agreement on modifying the terms or structure of the Merger. Subsequently, Highwoods advised JCN that it had determined not to increase the Merger consideration and the parties ceased discussions related to the contemplated structure.

     In January 1998, the Internal Revenue Service adopted new regulations that made it possible for the parties to simplify significantly the procedure outlined in the Original Merger Agreement for allocating among shareholders the cash and stock consideration to be received in the Merger. As a result, beginning in late January and continuing through April 29, 1998, Highwoods and JCN engaged with varying intensity in a series of discussions that resulted in execution of an amendment to the Original Merger Agreement (the "Amendment"). In addition to addressing the simplification resulting from the new IRS regulations, the parties also discussed: (i) the ability of JCN Shareholders to obtain all of the consideration in the Merger in the form of Highwoods Common;
(ii) the willingness of Highwoods to fix at $65 per share the per share stock consideration to be received by JCN Shareholders; and (iii) the desire of JCN to obtain from Highwoods a waiver of the condition to closing that JCN obtain the consent of a lender with which it is currently in litigation. At its March 25, 1998 meeting, the JCN Board of Directors authorized the Negotiating Committee to negotiate and finalize the Amendment within guidelines and on terms established by the JCN Board of Directors.

     At various times from January through April the negotiations were undertaken between Messrs. Brady and Gibson, between Messrs. Sloan and Pridgen, between outside counsel to the two parties, and between the investment bankers for the two parties. Those varying discussions were finalized on April 29, 1998 when the Amendment was executed. The Amendment revises the Original Merger Agreement to provide, among other things: (i) that JCN Shareholders have the right to receive the entire Merger consideration in the form of Highwoods Common; (ii) simplification of the elections to be made by those JCN Shareholders electing to receive shares of Highwoods Common; (iii) increases the likelihood that JCN Shareholders electing to receive Highwoods Common in the Merger will receive at least $65 in value; and (iv) waiver from Highwoods of the requirement that JCN obtain the consent of its most significant lender prior to the Effective Time. In considering the Amendment, the JCN Board of Directors was aware that: (i) JCN Shareholders electing to receive shares of Highwoods Common would not know, at the time of the Special Meeting, the value of the consideration to be received for their shares of JCN Common, and (ii) that JCN Shareholders electing to receive cash may instead receive shares of Highwoods Common.


Reasons for the Merger; Recommendation of the JCN Board of Directors

     The JCN Board of Directors believes that the terms of the Merger Agreement are fair to, and in the best interest of, JCN and the JCN Shareholders. In considering the terms and conditions of the Merger Agreement, the JCN Board of Directors considered the material factors identified below:

     Shareholder Benefits of the Merger

      (1) Reports from members of the JCN Board of Directors, management and legal advisors on the specific terms of the Merger Agreement and other matters, including the fact that the Merger is structured to qualify as a tax-free reorganization under the Code, which the JCN Board of Directors viewed as beneficial to JCN Shareholders;

      (2) The companies' respective financial condition, results of operations and anticipated future results; current financial market conditions (including that the investment community seemed more receptive to real estate operations structured as real estate investment trusts) and historical market prices; trading information for JCN Common and Highwoods Common; and the consideration to be received by JCN Shareholders in the Merger, all of which the JCN Board of Directors viewed as positive;

      (3) The amount of consideration offered to JCN Shareholders, which represents a premium of 12%, 30%, and 83% over the closing prices for the 30th day, the 90th day, and the 180th day, respectively, preceding December 21, 1997, which the JCN Board of Directors viewed as beneficial to JCN Shareholders;

      (4) The financial and other analyses presented by Morgan Stanley, including the oral opinion of Morgan Stanley (subsequently confirmed in writing) that the merger consideration was fair to JCN Shareholders from a financial point of view as of the date of such opinion, which the JCN Board of Directors viewed as positive;

      (5) The ability of JCN Shareholders to participate in the future growth of Highwoods (including the growth resulting from acquisition of JCN) through ownership of Highwoods Common, which the JCN Board of Directors viewed as beneficial to JCN Shareholders;

      (6) Limitations on JCN's access to low cost capital and the perception that Highwoods' significant resources and lower cost of capital would provide a competitive advantage and enable more rapid implementation of JCN's long-term growth plans, which the JCN Board of Directors believed would benefit JCN Shareholders;

      (7) The geographic concentration of JCN's properties and the relatively greater geographic diversity of the properties owned by Highwoods, which diversity the JCN Board of Directors believed would benefit JCN Shareholders;

      (8) The fact that the Merger Agreement does not preclude JCN from (i) participating in negotiations with, and furnishing information (pursuant to a customary confidentiality agreement) to, persons or entities that seek to engage in discussions or negotiations, or that request information, in connection with a bona fide written or publicly announced takeover proposal if the JCN Board of Directors determines, in good faith based on the advice of outside counsel, that it is necessary to do so in order to comply with its fiduciary duties, or (ii) terminating the Merger Agreement under certain circumstances specified in the Merger Agreement (such termination being subject to the payment of up to $2.5 million of Highwoods' out-of-pocket expenses and a $14.7 million termination fee), all of which the JCN Board of Directors viewed as positive;

      (9) The financial condition and business reputation of Highwoods and the ability of Highwoods to complete the Merger in a timely manner, which the JCN Board of Directors viewed as positive;

      (10) The absence of any term or condition in the Merger Agreement that in the view of the JCN Board of Directors is unduly onerous or could materially impede or impair the consummation of the Merger, the support for the Merger from the Nichols family and the satisfaction expressed by INTRUST at the time the general terms of the Merger were first presented on November 25, 1997, all of which suggested that consummation of the Merger was likely (although INTRUST has not expressed whether it currently supports the Merger) and which the JCN Board of Directors viewed as positive; and

      (11) The fact that JCN Common is not actively traded and JCN is not in a position to pay dividends, while Highwoods pays a regular quarterly dividend, and the Merger would provide JCN Shareholders with highly liquid Highwoods Common.

     Additional Benefits of the Merger. The JCN Board of Directors considered the social and economic effect of the Merger on the employees and tenants of JCN and on the metropolitan Kansas City area. In particular, the JCN Board of Directors considered that Highwoods has agreed to: (i) honor JCN's existing obligations to its current and former employees, (ii) continue charitable giving in the Kansas City metropolitan area at least at the level undertaken historically by JCN, (iii) continue marketing support for tenants, (iv) pursue the Plaza development plan, and (v) permit the JCN Board of Directors to designate one member of the Highwoods Board of Directors. The expertise and reputation of Highwoods' management in the real estate business further supported the decision of the JCN Board of Directors to approve the Merger and the Merger Agreement.

     The Amendment. The JCN Board of Directors considered the following factors in authorizing the Amendment:

      (1) The opportunity for JCN Shareholders to elect to receive Highwoods Common for all of their shares of JCN Common because of elimination of the prior limitation on Per Share Stock Consideration, which the JCN Board of Directors viewed as beneficial to JCN Shareholders;

      (2) The fact that the financial interests of JCN Shareholders electing to receive shares of Highwoods Common would receive some protection in the event the Value of Highwoods Common was below $35.36, which the JCN Board of Directors viewed as positive;

      (3) The increased certainty of consummating the Merger that results from Highwoods' waiver of the need for JCN to obtain the consent of Principal Mutual Insurance Company, which consent was required under the Original Merger Agreement, which the JCN Board of Directors viewed as beneficial to JCN Shareholders;

      (4) The benefit to Highwoods of the manner in which the Value was to be calculated, which the JCN Board of Directors viewed as positive; and

      (5) The correspondence from Intell, to which the JCN Board of Directors did not attach great significance in light of the expressed conditions and uncertainties.

     In addition, the JCN Board of Directors received confirmation from Morgan Stanley that, from a financial point of view, the terms of the Merger Agreement subsequent to the Amendment continued to be fair. Furthermore, the Amendment did not diminish any of the benefits of the Original Merger Agreement. In considering the Amendment, the JCN Board of Directors was aware that JCN Shareholders would not know, at the time of the Special Meeting, the value of the consideration to be received for their shares of JCN Common.

     Risks of the Merger. The JCN Board of Directors also considered:

      (1) The possible change in share prices of Highwoods Common and JCN Common prior to the time the Merger becomes effective;

      (2) The risk that some JCN Shareholders will not receive the form of consideration that they elected for their shares of JCN Common;

      (3) The potential adverse tax consequences of the Merger for those JCN Shareholders receiving cash;

      (4) The potential adverse impact on the share price of Highwoods Common resulting from subsequent Highwoods offerings;

      (5) Dilution of the ownership percentage of a JCN Shareholder who receives Highwoods Common in the Merger;

      (6) The possible failure of Highwoods to qualify as a REIT;

      (7) That proposed Federal legislation affecting REITs could limit Highwoods' ability to expand certain business activities;

      (8) The possibility that Highwoods will not maintain the growth rate that it has experienced since 1994;

      (9) The possible difficulty of successfully integrating Highwoods and JCN;

      (10) The dependence of Highwoods after the Merger on southeastern economic and real estate conditions; and

      (11) Highwoods' unfamiliarity with JCN's markets and with retail and multifamily properties and single-family subdivisions.

     In view of the variety of factors considered in relation to its evaluation of the Merger Agreement and the Merger, the JCN Board of Directors did not find it practicable to, and did not, quantify or assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the JCN Board of Directors may have given different weight to different factors.

     Consequences of Failure to Approve Merger. In the event the JCN Shareholders do not approve the Merger, the JCN Board of Directors may receive one or more subsequent proposals to acquire JCN. Any such proposal may or may not provide consideration to JCN Shareholders in an amount in excess of that provided by the Merger. The JCN Board of Directors received a letter on February 11, 1998 from Intell Management and Investment Company ("Intell") indicating its then-current intention, if the Merger is not approved, to pursue a transaction to acquire JCN for cash consideration of $75 per share of JCN Common, less an adjustment that would include any amounts due to Highwoods pursuant to the Merger Agreement. Even if such proposal is made, it may not be endorsed by the JCN Board of Directors because the JCN Board of Directors has indicated previously that JCN is not for sale. Further, the JCN Board of Directors has received an indication from holders of approximately 32% of all JCN Common (some of whom could be "affiliates" of JCN as such term is defined in rules promulgated under the Securities Act and two of whom include members of the JCN Board of Directors acting in their capacity as shareholders), indicating they are currently unlikely to approve a cash transaction at $75 per share of JCN Common because of the tax consequences of such a transaction. The JCN Board of Directors has not received a specific proposal from any entity expressing a current interest in a strategic transaction such as the Merger.

     On May 13, 1998, JCN received from INTRUST a request for a special meeting of JCN Shareholders to consider: (i) a proposal to amend the JCN Bylaws to eliminate cumulative voting in the election of directors, and (ii) a proposal to remove certain members of the JCN Board of Directors. No date has yet been set for any such meeting.

     JCN Common has historically been traded infrequently in the over-the-counter market. If the Merger is not approved, it is difficult to predict what impact that will have on the market price and liquidity of JCN Common. If the market price were to drop and the JCN Common continued its infrequent trading history, that could impact adversely the ability and terms on which JCN may in the future be able to raise capital.

     THE JCN BOARD OF DIRECTORS RECOMMENDS THAT JCN SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.


Opinion of Financial Advisor

     JCN retained Morgan Stanley to act as financial advisor. Morgan Stanley was selected by the JCN Board of Directors to act as JCN's financial advisor based on Morgan Stanley's qualifications, expertise and reputation. No limitations were imposed by the JCN Board of Directors upon Morgan Stanley with respect to the investigations made or the procedures followed by it in rendering its fairness opinion.

     On December 22, 1997, Morgan Stanley rendered to the JCN Board of Directors its written opinion that, as of such date and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of shares of JCN Common pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Highwoods and its affiliates). Morgan Stanley subsequently delivered its written opinion, dated May 15, 1998 that, as of such date and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of shares of JCN Common pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Highwoods and its affiliates).

     The full text of Morgan Stanley's opinion, dated as of May 15, 1998, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus. JCN Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the JCN Board of Directors, addresses only the fairness of the consideration to be received by holders of JCN Common from a financial point of view, and does not address any other aspect of the Merger or constitute a recommendation to any JCN Shareholder as to how such shareholder should vote at the Special Meeting. The summary of Morgan Stanley's opinion, dated May 15, 1998, as set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In connection with rendering its opinion, Morgan Stanley, among other things (i) reviewed certain publicly available financial statements and other information of JCN and Highwoods, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning JCN and Highwoods prepared by the managements of JCN and Highwoods, respectively; (iii) analyzed certain financial projections for JCN and Highwoods prepared by the managements of JCN and Highwoods, respectively; (iv) reviewed the reported prices and trading activity for JCN Common and Highwoods Common; (v) compared the financial performance of JCN and Highwoods and the prices and trading activity of JCN Common and Highwoods Common with that of certain other comparable publicly traded companies and their securities; (vi) discussed with the senior management of JCN and Highwoods their estimates of the synergies and cost savings expected to be derived from the Merger; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions; (viii) reviewed the pro forma impact of the Merger on Highwoods' funds from operations per share, consolidated capitalization and financial ratios; (ix) participated in discussions and negotiations among representatives of JCN and Highwoods and their financial and legal advisors; (x) reviewed the Merger Agreement and certain related documents; and (xi) performed such other analyses as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by JCN and Highwoods for purposes of rendering its opinion. With respect to the financial projections, including the estimates of synergies, cost savings and other benefits expected to result from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of JCN and Highwoods, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of JCN or Highwoods, nor was it furnished with any such appraisals other than the common stock valuation prepared by Houlihan Lokey Howard & Zukin as of December 31, 1996 and furnished to Morgan Stanley by JCN. In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the respective dates thereof.

     The following is a brief summary of all of the analyses performed by Morgan Stanley and initially reviewed with the JCN Board of Directors on December 21, 1997, in connection with Morgan Stanley's presentation and opinion to the JCN Board of Directors on such date. Subsequently, and in connection with Morgan Stanley's May 15, 1998 opinion, these analyses were updated and are described herein.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial and operating information of JCN with that of a group of publicly traded real estate companies, which included real estate investment trusts ("REITs"), that Morgan Stanley deemed relevant, including:
Glenborough Realty Trust, MGI Properties, Pacific Gulf Properties, Pennsylvania REIT and Washington REIT (collectively, the "Comparables"). The Comparables were selected primarily on the basis of their possessing general business, operating and financial characteristics, primarily market capitalization and diversification of property portfolios, similar to that of JCN. The financial information analyzed included a review of financial ratios (in each case based upon the share price as of May 15, 1998) such as the ratio of total market capitalization to earnings before interest, taxes, depreciation and amortization ("EBITDA") and the ratio of equity market capitalization to funds from operations ("FFO"). Morgan Stanley noted that based on a consensus of FFO per share estimates dated May 15, 1998, obtained from First Call, the Comparables traded at (i) multiples of total market capitalization to 1998 estimated EBITDA ("EBITDA Multiple") in the range of 11.2 times to 13.1 times, with a mean of 12.0 times, and (ii) multiples of share price to 1998 estimated FFO ("FFO Multiple") in the range of 9.8 times to 13.0 times, with a mean of
11.4 times. Based on the analysis of the financial ratios of the Comparables, Morgan Stanley calculated theoretical per share trading values for JCN of $59.02 to $75.72 based on EBITDA Multiples and $53.17 to $70.16 based on FFO Multiples.

     No company considered for purposes of comparison to JCN in the comparable company analysis is identical to JCN. In evaluating the Comparables, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

     Analysis of Selected Precedent Transactions. Morgan Stanley reviewed certain recent business combinations in the real estate sector. However, terms were not publicly available for certain transactions, particularly involving private companies, which would be relevant to the Merger. In addition, most transactions in the real estate sector involving public companies have involved REITs and not corporations like JCN. Morgan Stanley focused on transactions involving mergers of REITs involving companies with total market capitalizations reasonably comparable to the proposed Merger of JCN and Highwoods. Using publicly available information, Morgan Stanley reviewed the financial terms of the following nine publicly announced completed business combinations in the real estate sector: Kimco Realty's merger with The Price REIT; Camden Property Trust's merger with Oasis Residential; Equity Residential Properties Trust's acquisition of Evans Withycombe Residential; Post Properties' merger with Columbus Realty Trust; Equity Residential Properties Trust's acquisition of Wellsford Residential Property Trust; Camden Property Trust's acquisition of Paragon Group, Inc.; United Dominion Realty's acquisition of South West Property Trust; Chateau Properties' acquisition of ROC Communities; and Highwoods' acquisition of Crocker Realty Trust. For these transactions, Morgan Stanley noted that the comparable transactions were completed at premiums to the target's highest share price over the preceding 52 weeks in the range of -6.9% to 7.5% with a mean of -1.2% and a median of -2.8%. Morgan Stanley also calculated the premium to "unaffected stock price" for these transactions, which is the average stock price for the ten trading days ending five days prior to announcement of the transaction. Morgan Stanley noted that the selected precedent transactions were completed at premiums to unaffected stock price of -2.1% to 20.7% with a mean of 11.2% and a median of 11.0%. Pursuant to this analysis, Morgan Stanley calculated per share values for JCN of $58.10 to $63.24 based on premiums to unaffected share price and $58.43 to $64.23 based on premium to the highest price reached in the preceding 52 weeks. JCN's unaffected stock price and 52 week stock price high are based on the period prior to the announcement of the transaction.

     No transaction considered for purposes of the precedent transaction analysis is identical to the Merger. In evaluating the precedent transactions, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other factors.

     Discounted Cash Flow Analysis. Morgan Stanley performed several discounted cash flow analyses of JCN in order to estimate the present value of the unleveraged free cash flow that may be generated by JCN. Such discounted cash flow analyses were based on certain financial projections provided by the management of JCN for the years 1998 to 2001 for JCN as a whole and from 1998 through 2004 for certain planned development projects of JCN. Unleveraged free cash flow was calculated as cash flow from operations less scheduled capital expenditures, taxes and certain non-recurring cash items identified by JCN management. Additionally, Morgan Stanley performed certain sensitivity analyses on management's projections to determine the effect on the present value of unleveraged free cash flow if management's projections for JCN were not fully realized. Morgan Stanley noted that the compounded annual growth from 1998 to 2001 of FFO per share and EBITDA implied by management's projections (the "Management Case") were 20.3% and 10.7%, respectively, a high rate of growth as compared to real estate companies generally and JCN's recent performance. To account for the implied risk in management's projections, Morgan Stanley reduced the rate of EBITDA growth in the management case to 5.0%, resulting in implied compounded annual FFO per share growth of 11.7% ("Downside Case 1") and to 2.5%, resulting in implied FFO per share growth of 7.7% ("Downside Case 2)."

     Morgan Stanley calculated a total discounted cash flow value for JCN by adding the present values of discounted cash flows of JCN's existing business and its planned development projects. For the existing business, Morgan Stanley calculated terminal values by applying multiples to EBITDA in 2002 in the range of 9.5x to 11.5x. For the development projects, Morgan Stanley calculated terminal values by capitalizing projected net operating income in fiscal 2004 at rates ranging from 8.5% to 10.5%. For the existing business, EBITDA in 2002 was calculated by increasing fiscal 2001 EBITDA by 2.0%. The cash flow streams and terminal values were discounted to the present using discount rates of 10.0% to 12.0% for the existing business and 12.0% to 14.0% for the development projects. Based on this analysis of management's financial projections as well as certain sensitivities thereto, Morgan Stanley calculated share prices for JCN Common of $60.60 to $91.03 in the Management Case, $47.24 to $74.39 for Downside Case 1 and $41.71 to $67.45 for Downside Case 2.

     Contribution Analysis. Morgan Stanley analyzed the pro-forma contribution of JCN to the 1998 FFO and EBITDA of Highwoods. Such analysis was based upon
(i) certain publicly filed documents of Highwoods, (ii) projections provided by Highwoods and (iii) projections provided by the management of JCN. In addition, Morgan Stanley made certain assumptions with respect to the transaction, including that 60% of the total consideration paid would be in stock. The analysis indicated that JCN would provide 11.7% and 13.7% of Highwoods 1998 FFO and EBITDA, respectively, on a pro forma basis. In addition, the analysis indicated that JCN would represent 8.3% and 13.0% of the equity market and total market capitalization of Highwoods, respectively, pro forma for the Merger.

     Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the Merger on Highwoods FFO per share for the fiscal years ended 1998 and 1999. The analysis was performed utilizing certain financial projections based on the Management Case, Downside Case 1 and Downside Case 2, incorporating Highwoods' First Call FFO per share estimates and Highwoods' estimate of the potential cost savings expected to be realized in the Merger. Based on these forecasts, assuming the achievement of the estimated cost savings, and assuming that 60% of the total consideration paid would be in stock, Morgan Stanley expects the Merger to be accretive to Highwoods' FFO per share in the first full fiscal year after the consummation of the Merger under both the Management Case and the Downside Case 1 and would be FFO per share neutral to Highwoods based on Downside Case 2.

     Highwoods Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial and operating information of Highwoods with that of a group of publicly traded REITs specializing in office and industrial properties including: Arden Realty Group, Mack-Cali Realty, CarrAmerica Realty Corporation, Duke Realty Investments, Kilroy Realty Corp, Prentiss Properties Trust, Reckson Associates Realty and Spieker Properties (collectively, the "Highwoods Comparables"). The Highwoods Comparables were chosen based on the characteristics of their property portfolios such as property type and geographic concentration, which are similar in nature to that of Highwoods. Morgan Stanley analyzed the EBITDA Multiples, FFO Multiples and adjusted funds from operations ("AFFO") multiples of the Highwoods Comparables. Morgan Stanley noted that based on estimates of EBITDA, FFO and AFFO compiled from various research reports including Realty Stock Review, Green Street Advisors, Inc. and First Call, the Comparables traded at (i) EBITDA Multiples based on 1998 forecasted EBITDA in the range of 8.4x to 13.3x, with a mean of 10.4x, versus 11.6x for Highwoods, (ii) FFO multiples based on 1998 forecasted FFO in the range of 10.1x to 13.4x, with a mean of 11.8x, versus 10.3x for Highwoods, and
(iii) AFFO multiples based on 1998 forecasted AFFO in the range of 12.5x and 15.7x, with a mean of 14.0x, versus 12.3x for Highwoods.

     In connection with its written opinion dated May 15, 1998, Morgan Stanley reviewed the analyses used to render its December 22, 1997 opinion by performing procedures to update certain of the analyses and by reviewing both the assumptions upon which such analyses were based and the factors considered in connection therewith.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses or factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying its opinion. The range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of JCN.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of JCN or Highwoods. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analyses of the fairness from a financial point of view of the consideration to be received by the holders of shares of JCN Common pursuant to the Merger Agreement and were conducted in connection with the delivery of Morgan Stanley's opinions dated December 22, 1997 and May 15, 1998. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be valued in the marketplace.

     In addition, as described above, Morgan Stanley's opinion and presentation to JCN Board was one of many factors taken into consideration by the JCN Board of Directors in making its determination to recommend approval of the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the JCN Board of Directors or the view of the management of JCN with respect to the value of JCN or of whether the JCN Board of Directors would have been willing to agree to a different merger consideration. Such consideration was determined through negotiations between JCN and Highwoods and were approved by the JCN Board of Directors. Morgan Stanley provided advice to JCN during the course of such negotiations; however, the decision to enter into the Merger Agreement and to accept the Merger consideration was solely that of the JCN Board of Directors.

     As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate or other purposes. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of JCN or Highwoods.

     Pursuant to a letter agreement dated October 24, 1997, between JCN and Morgan Stanley, JCN has agreed to pay Morgan Stanley (1) an advisory fee of $1 million and (2) an additional fee of either (a) $2.7 million, which is payable if the Merger is not consummated and another party does not acquire control of JCN prior to April 24, 1999, or (b) approximately $3.8 million, which is payable upon the consummation of the Merger. Any advisory fee paid may be credited against the fee described in (2)(b), if any. JCN has also agreed to reimburse Morgan Stanley for its out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, related to Morgan Stanley's engagement.


Effective Time of the Merger

     If the Merger is approved by the requisite vote of the JCN Shareholders, and the other conditions to the Merger are satisfied or waived, the Merger will become effective when the Articles of Merger have been accepted for filing by the appropriate authorities in Missouri and Maryland, or at such other time as Highwoods and JCN agree should be specified in the Articles of Merger. It is currently anticipated that the Merger will become effective upon filing of the Articles of Merger, which Articles are expected to be filed promptly following approval of the Merger by the JCN Shareholders.


Representations and Warranties; Conditions to the Merger

     The Merger Agreement contains representations and warranties by Highwoods and JCN regarding, among other things, their organization and good standing, authority to enter into the Merger Agreement and related agreements, capitalization, ownership and capitalization of their subsidiaries, filings with the Commission, reliability of financial statements, absence of undisclosed liabilities and certain changes or events, tax matters, environmental matters, compliance with applicable laws and regulations, labor relations, employee benefit plans, material contracts, legal proceedings, state takeover laws, charter provisions, rights agreements, financial advisors, board recommendations and other events, including material adverse changes in the parties' businesses, financial condition or results of operations. These representations and warranties will not survive the Effective Time.

     The respective obligations of Highwoods and JCN to effect the Merger are subject to the following conditions: (i) approval of the Merger Agreement, and the transactions contemplated therein, by JCN Shareholders, (ii) approval by the NYSE of the listing of the shares of Highwoods Common to be issued in connection with the Merger, (iii) that the Registration Statement has not been the subject of any stop order or proceeding by the Commission seeking a stop order, (iv) the absence of any injunctions or restraints issued by any court of competent jurisdiction preventing the consummation of the Merger in effect on the Closing Date, (v) receipt of all necessary regulatory permits or authorizations and (vi) receipt of all required third-party consents and approvals.

     The obligations of Highwoods to effect the Merger are subject to the following additional conditions: (i) the accuracy of all representations and warranties made by JCN in all material respects as of the Closing Date; (ii) JCN's performance in all material respects of its obligations under the Merger Agreement; (iii) Highwoods' receipt of certificates from JCN with respect to certain matters set forth in the Merger Agreement; (iv) Highwoods' receipt of an opinion of Blackwell Sanders Peper Martin LLP, counsel to JCN, with respect to certain matters set forth in the Merger Agreement; (v) Highwoods' receipt of letters from KPMG Peat Marwick LLP with respect to certain matters set forth in the Merger Agreement; (vi) that the Merger Agreement has not caused, and consummation of the Merger will not cause, any of the rights under the JCN Shareholders' Rights Plan to become non-redeemable or exercisable for capital stock of Highwoods or JCN; and (vii) that JCN's shareholders' equity as of the Closing Date is not less than JCN's shareholders' equity as of March 31, 1997, subject to certain exceptions set forth in the Merger Agreement.

     The obligations of JCN to effect the Merger are subject to the following additional conditions: (i) the accuracy of all representations and warranties made by Highwoods in all material respects as of the Closing Date; (ii) Highwoods' performance in all material respects of its obligations under the Merger Agreement; (iii) JCN's receipt of certificates from Highwoods with respect to certain matters set forth in the Merger Agreement; (iv) JCN's receipt of an opinion of Alston & Bird LLP, counsel to Highwoods, with respect to certain matters set forth in the Merger Agreement; (v) that JCN has not received notice from Morgan Stanley prior to the date hereof, indicating withdrawal of its prior opinion that the consideration to be received by JCN Shareholders in connection with the Merger is fair, from a financial point of view, and that JCN has received an update to such opinion immediately prior to the Special Meeting; and (vi) JCN's receipt of a certificate from the Exchange Agent as required by the Merger Agreement.


Appraisal Rights

     Under Section 351.455 of the General and Business Corporation Law of Missouri (the "GBCL"), any JCN Shareholder who does not wish to accept the Per Share Stock Consideration or the Per Share Cash Consideration for shares of JCN Common as provided in the Merger Agreement has the right to dissent from the Merger Agreement and to receive the value of his or her shares in cash, provided that such holder complies with applicable statutory provisions.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE GBCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 351.455 OF THE GBCL, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN SECTION
351.455 OF THE GBCL AND IN THIS SUMMARY TO A "JCN SHAREHOLDER" OR "HOLDER" ARE TO THE RECORD HOLDERS OF DISSENTING SHARES.

     Under Section 351.455 of the GBCL, if a JCN Shareholder files a written objection to the Merger Agreement with JCN prior to or at the Special Meeting and does not vote in favor of the Merger Agreement, and within 20 days such holder demands in writing Highwoods' payment of the fair value of his or her shares as of the day before the Special Meeting, that holder is entitled to the fair value of his or her shares from Highwoods upon surrender of the certificate or certificates representing the shares of JCN Common owned by such holder. Any JCN Shareholder who fails to make such a demand within the 20-day period will be presumed to have consented to the Merger Agreement and to the Merger and will be bound by the terms thereof.

     If within 30 days after the date on which the Merger was effected the dissenting holder and Highwoods agree on the value of the dissenting holder's shares of JCN Common, Highwoods must pay the dissenting holder such agreed upon amount within 90 days of the effective date of the Merger, provided the holder surrenders his or her certificate or certificates representing his shares. Upon payment of the agreed value, the dissenting holder will have no further interest in the shares or in JCN.

     If within the 30-day period after the Merger was effected the dissenting holder and Highwoods do not agree on the fair value of the dissenting holder's shares of JCN Common, then the dissenting holder may, within 60 days after the expiration of the 30-day period, file a petition with the court of Jackson County, Missouri, asking for a finding and determination of the fair value of his or her shares. The holder will be entitled to judgment against Highwoods for the amount of the fair value as of the day prior to the Special Meeting, together with interest thereon to the date of the judgment. The judgment will be payable only upon and simultaneously with the surrender to Highwoods of the certificate or certificates representing the holder's shares of JCN Common. If the dissenting holder fails to file the petition within the time prescribed, such holder will be conclusively presumed to have approved and ratified the Merger and will be bound by the terms thereof.

Regulatory Matters

     Highwoods and JCN believe that the Merger may be consummated without notification being given or certain information being furnished to the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and that no waiting period requirements under the HSR Act are applicable to the Merger. However, at any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Merger. Highwoods and JCN believe that consummation of the Merger would not violate any antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, as to the result.


No Solicitation of Other Transactions

     Neither JCN nor an entity affiliated with JCN (collectively, a "JCN Entity") nor any officer or director thereof nor any representatives thereof retained by any JCN Entity may directly or indirectly solicit any acquisition proposal by any person other than Highwoods or a subsidiary. An acquisition proposal includes any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of JCN or any of its subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, JCN or any of its subsidiaries. Except to the extent the JCN Board of Directors, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to take such actions would constitute a breach of fiduciary duties of the members of the JCN Board of Directors to the JCN Shareholders under applicable law, no JCN Entity or any officer or director or representative thereof may furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. JCN may communicate information about such an acquisition proposal to the JCN Shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by outside counsel. In addition, JCN is obligated to advise Highwoods promptly following the receipt of any acquisition proposal or any inquiry concerning a possible acquisition proposal and the details thereof, and advise Highwoods of any developments with respect to such acquisition proposal or inquiry promptly upon the occurrence thereof.


Termination Provisions

     The Merger Agreement provides that it may be terminated by either party if any of the following events occur: (i) a material breach of a representation or covenant that cannot be or is not cured within 30 days, (ii) Highwoods has not filed an effective registration statement registering the shares of Highwoods Common issuable pursuant to the Merger or is unable to obtain approval for listing on the NYSE the Highwoods Common issuable pursuant to the Merger, (iii) the failure of JCN Shareholders to approve the Merger, (iv) the failure to effect the Merger by June 30, 1998 (although the parties have agreed to waive this right to terminate until July 15, 1998), and (v) the withdrawal of the JCN Board of Directors of its support of the Merger. The Merger Agreement becomes void in the event of a termination except that the provisions described below relating to termination fees will survive along with certain confidentiality provisions.


Termination Fee and Expenses

     With the exception of the termination fees described below, each of the parties to the Merger Agreement has agreed to bear the costs incurred by it in connection with the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that JCN must pay $2.5 million to Highwoods if (i) the Merger Agreement is terminated because JCN materially breaches a representation or covenant set forth in the Merger Agreement which cannot be or is not cured within 30 days, (ii) the Merger Agreement is terminated because the JCN Board of Directors withdraws its support for the Merger or fails to hold the Special Meeting or (iii) the Merger is not consummated because of the failure of JCN to satisfy certain conditions to closing. Correspondingly, Highwoods must pay JCN $2.5 million if (i) the Merger Agreement is terminated because Highwoods materially breaches a representation or covenant set forth in the Merger Agreement which cannot be or is not cured within 30 days, or (ii) the Merger is not consummated because of the failure of Highwoods to satisfy certain conditions to closing.

     Highwoods may also be entitled to a termination fee if JCN enters into a business combination with a third party. The termination fee is $14.7 million if the business combination occurs within 12 months of any of the following:
(i) the termination of the Merger Agreement because (a) JCN materially breaches a representation or covenant which cannot be or is not cured within 30 days or (b) the JCN Board of Directors withdraws its support for the Merger or fails to hold the Special Meeting or (ii) the failure to consummate the Merger because JCN has not satisfied certain conditions to closing.

     The additional termination fee, however, is only $7.35 million if (i) the letter of intent or definitive agreement relating to a business combination with a third party has not been signed prior to the Special Meeting, (ii) the JCN Board of Directors has withdrawn its support for the Merger prior to the Special Meeting or fails to hold a Special Meeting and (iii) the business combination with a third party occurs within 12 months of the Special Meeting or, if no Special Meeting is held, the date that the Merger Agreement is terminated as a result of the JCN Board of Directors' failure to hold the Special Meeting.

     In addition, Highwoods is entitled to a $2.5 million fee if: (i) the Merger Agreement is terminated because the JCN Shareholders have rejected the Merger, (ii) at the time of the Special Meeting, there is public knowledge of an identifiable third party's financially superior proposal to purchase all of the outstanding shares of JCN Common, (iii) the JCN Board of Directors has continued to support the Merger through the date of the Special Meeting and
(iv) the other acquisition proposal is consummated by December 22, 1998.

     JCN must pay the above termination fees if not first paid by any acquiror of JCN upon demand.


Conversion of Shares

     Subject to the cash election rights set forth in the succeeding paragraph, each share of JCN Common (including any associated rights to purchase shares of JCN Common, but excluding Dissenting Shares issued and outstanding immediately prior to the Effective Time will cease to be outstanding and will be converted into and exchanged for the right to receive shares of Highwoods Common. The number of shares of Highwoods Common to be received in the Merger will vary depending on the Value of a share of Highwoods Common as follows:




          Value of a share of                    Consideration to be received
            Highwoods Common                        per share of JCN Common
---------------------------------------   ------------------------------------------
      equal to or greater than $35.36     1.84 shares of Highwoods Common
      between $35.36 and $32.00           that number of shares of Highwoods Common
                                          determined by dividing $65 by the Value
                                          of a share of Highwoods Common
      equal to or under $32.00            2.03 shares of Highwoods Common

     Each share of Highwoods Common issued in connection with the Merger upon conversion of JCN Common will be accompanied by a preferred stock purchase right as set forth in the Shareholders Rights Agreement dated October 4, 1997 between Highwoods and First Union National Bank, as rights agent.


Cash Election

     Holders of JCN Common will be provided with an opportunity to elect to receive cash consideration in lieu of receiving Highwoods Common in the Merger. Holders who are to receive cash in lieu of Highwoods Common will receive $65 per share of JCN Common in cash. The amount determined by multiplying $65 by the number of Dissenting Shares is defined herein as the "Dissenting Share Amount." The cash portion of the aggregate consideration as elected by JCN Shareholders, plus the Dissenting Share Amount, will be limited to 40% of the aggregate consideration paid in exchange for shares of JCN Common and is defined herein as the "Cash Amount."

     A form for use by JCN Shareholders to elect cash and other appropriate and customary transmittal material in such form as Highwoods and JCN mutually agree ("Election Form") will be mailed concurrently with the mailing hereof, or on such other date as Highwoods and JCN mutually agree, to each holder of record of JCN Common on the Record Date for the JCN Shareholders entitled to vote at the Special Meeting.

     Each Election Form will permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of JCN Common to elect to receive cash with respect to all or a portion of such holder's JCN Common. A JCN Shareholder who elects to receive stock pursuant to the Merger will not know, at the time the shareholder votes on the Merger, the value of the consideration he will receive for his shares of JCN Common. Although a JCN Shareholder may elect to receive cash pursuant to the Merger with respect to some or all of his or her shares of JCN Common, such shareholder may instead receive shares of Highwoods Common with respect to some of such Cash Election Shares. Cash consideration paid to JCN Shareholders pursuant to the Merger will be limited to 40% of the aggregate consideration paid to all JCN Shareholders.

     Any shares of JCN Common with respect to which the holder (or the beneficial owner, as the case may be) has not submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 p.m. on the fifth business day prior to the date of the Special Meeting or any adjournment thereof (the "Election Deadline") are referred to herein as "No Election Shares."

     Any of the elections set forth in the foregoing paragraph will have been properly made only if the Exchange Agent has actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting a subsequent Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of JCN Common represented by such Election Form will become No Election Shares. Subject to the terms of the Merger Agreement and of the Election Form, the Exchange Agent (as defined herein) will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms. The Exchange Agent will promptly notify JCN of any defect in an Election Form other than an immaterial defect disregarded in good faith by the Exchange Agent; otherwise, neither Highwoods nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form.


     Within three business days after the Election Deadline, Highwoods will cause the Exchange Agent to effect the allocation of Highwoods Common and cash among the holders of JCN Common in accordance with the Election Forms, subject to the limitation that Highwoods will not pay more than 40% of the total Merger consideration in cash.

     The Merger consideration for Cash Election Shares will be $65 in cash. To the extent, however, that the number of Cash Election Shares and Dissenting Shares exceeds 40% of the outstanding shares of JCN Common, then a portion of the Cash Election Shares (spread proportionately among all of such shares) will be converted into a right to receive Highwoods Common as specified above. The number of Cash Election Shares to be so converted will be the minimum necessary to ensure that the cash component of the total Merger consideration does not exceed 40%.

     Highwoods will, at least two business days prior to the date of the Special Meeting, communicate to JCN the approximate aggregate allocation of stock and cash, the approximate amount of stock and cash going to each JCN Shareholder, and the method in which such amounts were calculated.


Appointment of Exchange Agent

     In order to facilitate the distribution of certificates representing shares of Highwoods Common to JCN Shareholders, Highwoods will appoint First Union National Bank to act as exchange agent in connection with the Merger. The Exchange Agent will enter into an agreement with Highwoods and JCN pursuant to which it will agree to act as agent for purposes of distributing the certificates representing shares of Highwoods Common to JCN Shareholders.


Exchange of Certificates

     At or prior to the Effective Time, Highwoods will deposit with the Exchange Agent, for the benefit of the holders of certificates theretofore representing JCN Common ("Old Certificates"), certificates representing the shares of Highwoods Common ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid in exchange for outstanding shares of JCN Common.

     As promptly as practicable after the Effective Time, Highwoods will send to each former holder of record of shares of JCN Common (other than holders of Cash Election Shares entitled to receive cash, shares of JCN Common held in treasury by JCN or Dissenting Shares) transmittal materials for use in exchanging such shareholder's Old Certificates for the consideration set forth in the Merger Agreement. Highwoods will cause the New Certificates into which shares of a shareholder's JCN Common are converted at the Effective Time and/or any check in respect of the Per Share Cash Consideration and any fractional share interests or dividends or distributions which such person will be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates (or indemnity reasonably satisfactory to Highwoods and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any such cash to be paid pursuant to the Merger Agreement upon such delivery.

     No dividends or other distributions with respect to Highwoods Common with a record date occurring after the Effective Time will be paid to the holder of any unsurrendered Old Certificate representing shares of JCN Common converted in the Merger into shares of such Highwoods Common until the holder thereof has surrendered such Old Certificate. After the surrender of an Old Certificate, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Highwoods Common represented by such Old Certificates.

     To the extent permitted by applicable law, any portion of the Exchange Fund that remains unclaimed by the shareholders of JCN for 12 months after the Effective Time will be paid to Highwoods. Any JCN Shareholder who has not theretofore complied with the Merger Agreement may thereafter look only to Highwoods for payment of the shares of Highwoods Common, cash in lieu of any fractional shares and unpaid dividends and distributions on the Highwoods Common deliverable in respect of each share of JCN Common such shareholder holds as determined pursuant to the Merger Agreement, in each case, without any interest thereon.

     At the Effective Time, the stock transfer books of JCN will be closed as to holders of JCN Common immediately prior to the Effective Time and no transfer of JCN Common by any such holder may thereafter be made or recognized. Until surrendered for exchange, each Old Certificate theretofore representing shares of JCN Common (other than shares to be canceled) will from and after the Effective Time represent for all purposes only the right to receive the consideration provided in the Merger Agreement in exchange therefor, subject, however, to Jackson's obligation (or Highwoods' obligation following any liquidation of Jackson) to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by JCN in respect of such shares of JCN Common in accordance with the terms of the Merger Agreement and which remain unpaid at the Effective Time. To the extent permitted by applicable law, former shareholders of record of JCN will be entitled to vote after the Effective Time at any meeting of Highwoods shareholders the number of whole shares of Highwoods Common into which their respective shares of JCN Common are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates representing Highwoods Common.


Conduct of Business Pending the Merger

     Until either the Merger is completed or the Merger Agreement is terminated, Highwoods and JCN have agreed to take no action that would adversely affect their ability to obtain consents required for the Merger or to perform their obligations under the Merger Agreement. Both have also agreed to certain limitations on their ability to engage in material transactions. Among those limitations, JCN has agreed, subject to certain exceptions, to refrain from:

o  amending its articles of incorporation, bylaws or other governing documents;

o borrowing more than $250,000 unless such borrowing is in the ordinary course of its business and consistent with past practices;
o entering into, modifying, amending or terminating any material contract or compromising any material rights or claims unless the action is in the ordinary course of business and has received Highwoods' approval, which Highwoods cannot unreasonably withhold;
o engaging in certain transactions relating to its capital structure and shares; and
o declaring or paying any dividend or other distribution in respect of its capital stock.

     Highwoods generally must continue to conduct its business and the business of its subsidiaries to maintain its REIT status. It must also take all action necessary under the Maryland General Corporation Law ("MGCL") prior to the Effective Time for Jackson to enter into and consummate the transactions contemplated by the Merger Agreement. Further, Highwoods is restricted from amending its Articles or bylaws in any manner adverse to the holders of JCN Common as compared to rights of holders of Highwoods Common generally. Highwoods is not, however, restricted from acquiring any assets or other businesses or from discontinuing or disposing of any of its assets or businesses if such action is, in the judgment of Highwoods, in Highwoods' best interest.


Waiver and Amendment

     The Merger Agreement provides that, at any time prior to the Effective Time, either party may, to the extent legally allowed and set forth in a written instrument signed on behalf of such party, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

     The Merger Agreement provides that it may be amended by the parties in writing by action taken by the Highwoods Board of Directors and the JCN Board of Directors, at any time before or after approval of the Merger and Merger Agreement by the JCN Shareholders and prior to the filing of the Articles of Merger in the respective jurisdictions. After any such approval by the JCN Shareholders, no amendment may be made which reduces or modifies in any material respect the consideration to be received by JCN Shareholders.


Stock Exchange Listing

     Highwoods will apply to list the Highwoods Common issuable in connection with the Merger on the NYSE. Approval of the listing of such shares on the NYSE, subject to official notice of issuance, is a condition to the obligation of JCN to consummate the Merger.


Extraordinary Dividend

     In the event that the consolidated earnings and profits of JCN (as defined in Section 312 of the Code) would otherwise exceed $20,000,000 as of the Effective Time, the JCN Board of Directors will take all necessary action to cause the distribution of an extraordinary dividend to the JCN Shareholders prior to the Effective Time in such amount that as of the Effective Time such consolidated earnings and profits will be no more than $20,000,000. The amount of earnings and profits will be determined by an earnings and profits study to be performed by either KPMG Peat Marwick LLP or Ernst & Young, LLP, in consultation with the other, including an estimate for the period beginning as of the day following the date of the latest available financial statements of JCN and ending on the probable Effective Time. The per share amount of the extraordinary dividend so distributed, if any, will reduce the value of the JCN Common in an equivalent amount, and the Per Share Stock Consideration, the Per Share Cash Consideration and the Exchange Ratio shall be proportionately adjusted, as appropriate. The JCN Board of Directors does not believe any such dividend will be required.


Indemnification

     For a period of six years after the Effective Time, Highwoods will indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the JCN Entities (each, an "Indemnified Party") against all liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of any JCN Entity or, at any JCN Entity's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted under the GBCL and by the JCN Articles and the JCN Bylaws and any other organizational instruments of the applicable JCN Entity as presently in effect, including provisions relating to advances of expenses incurred in the defense of any litigation and whether or not Highwoods or any of its affiliates is insured against any such matter. Without limiting the foregoing, in any case in which approval by Jackson or Highwoods is required to effectuate any indemnification, Highwoods will direct, at the election of the Indemnified Party, that the determination of any such approval be made by independent counsel mutually agreed upon between Highwoods and the Indemnified Party.

     Highwoods will use its reasonable efforts (and JCN shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time, JCN's existing directors' and officers' liability insurance policy (provided that Highwoods may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions that are substantially no less advantageous or (ii) with the consent of JCN given prior to the Effective Time, any other policy) with respect to claims arising from facts or events that occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Highwoods nor Jackson shall be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to JCN's directors and officers, 200% of the annual premium payments on JCN's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Highwoods will use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

     The Highwoods Board of Directors has been advised that, in the opinion of the Commission, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

Continued Activities

     Highwoods acknowledges the economic and social significance of the Country Club Plaza district (the "Plaza") to Kansas City, Missouri and surrounding communities, and further acknowledges the importance of the continued development and redevelopment of the Plaza by the JCN Entities. From and after the Effective Time, Highwoods intends to continue to pursue each portion of the Plaza redevelopment plan unless the economics of any single portion of the redevelopment plan, or changes in circumstances beyond the reasonable control of Highwoods, cause the Highwoods Board of Directors to determine in good faith, after consideration of available alternatives, that such redevelopment plan or portion thereof is contrary to the best interests of the shareholders of Highwoods.

     From and after the Effective Time, Highwoods will make annual charitable contributions and provide community support in the geographic areas in which the business of JCN is currently operated, at levels substantially comparable to or greater than the levels of charitable contributions and community support provided by JCN Entities within such areas during calendar year 1996 and the period from January 1, 1997 through the date of the Merger Agreement. From and after the Effective Time, Highwoods also will provide annual financial assistance and marketing support to merchants relating to properties currently owned or operated by any JCN Entity, at levels substantially comparable to or greater than the levels of such support provided by JCN Entities during calendar year 1996 and the period from January 1, 1997 through the date of the Merger Agreement.


Interests of Certain Persons

     In considering the recommendation of the JCN Board of Directors with respect to the Merger Agreement, JCN Shareholders should be aware that certain officers and directors of JCN have interests in the Merger and related transactions that conflict with the interests of JCN Shareholders generally. From January 1996 through September 1997, JCN entered into employment agreements with its executive officers to permit JCN to attract and retain talented managers capable of providing continuity to, and enhancing the operations of, JCN. One such agreement provides Mr. Brady with certain benefits upon the occurrence of a change of control not supported by Mr. Brady and other agreements would provide several other officers with certain benefits upon the occurrence of a change of control and upon the occurrence of various triggering events subsequent to a transaction such as the Merger. Accordingly, Messrs. Brady, Cook, de Avila, Dixon, Fox, Peterson, Sloan, Stephenson, and Teaney and Ms. Marietti may be entitled to the accelerated receipt of cash, stock, or combined cash and stock consideration from Highwoods, in approximate amounts of $6,215,783, $222,721, $1,019,610, $218,005, $214,210, $618,260, $618,260,
$326,814, $1,016,171 and $196,231, respectively, which totals in the aggregate approximately $10.7 million (not taking into account obligations related to certain of such individuals' personal taxes), a portion of which may or may not be deductible to JCN or Highwoods. A full explanation of the triggering events for such payments is set forth under "Description of JCN -- Officer Compensation." As of the date of this Proxy Statement/Prospectus, Highwoods has not entered into any agreement with such officers that would avoid or reduce the amount of any consideration to which they might otherwise be entitled. In addition, Highwoods has agreed, from and after the Effective Time and for a period of six years thereafter, to assume the existing obligations to indemnify and hold harmless present and former officers and directors of Highwoods in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided under Missouri law, the JCN Articles and the JCN Bylaws, as in effect on the date of the Merger Agreement, and also has agreed to maintain in effect after the Effective Time JCN's current policies of directors' and officers' liability insurance for a period of three years, but subject to maximum aggregate premium cost equal to 200% of the annual premiums previously paid by JCN.

     Mr. Barrett Brady is the only officer of JCN who also serves on the JCN Board of Directors, and Mr. Brady abstained from voting when the JCN Board of Directors recommended that JCN Shareholders approve the Merger Agreement.

     Mr. C. Q. Chandler, III is a member of the JCN Board of Directors and is the chairman of the board of directors and a principal shareholder of INTRUST, the trustee of JCN's Employee Stock Ownership Trust. INTRUST received $114,480 in fees from the ESOT in 1997 for serving in such capacity, and Highwoods has indicated its intention to terminate the ESOT upon consummation of the Merger. In the event the Merger Agreement is not approved and INTRUST continues to serve in such capacity, INTRUST would continue to receive fees from the ESOT. Because of the resulting appearance of a potential conflict, Mr. Chandler also abstained from voting when the JCN Board of Directors recommended that JCN Shareholders approve the Merger Agreement.

     Neither Mr. Brady nor Mr. Chandler expressed any opposition to the Merger. The JCN Board of Directors was aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby.

Anticipated Accounting Treatment

     The Merger will be treated as a purchase in accordance with Accounting Principles Board Opinion No. 16. Purchase accounting for a merger is the same as the accounting treatment used for the acquisition of any group of assets. The fair market value of the consideration given by Highwoods in the Merger will be used as the valuation basis of the combination. The assets acquired and liabilities assumed of JCN will be recorded at their relative fair market values as of the Effective Time. The financial statements of Highwoods will reflect the combined operations of Highwoods and JCN from the date of the Merger.


Shares Available for Resale

     The issuance of Highwoods Common upon consummation of the Merger will be registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of JCN or Highwoods as that term is defined in the rules and regulations promulgated pursuant to the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with an issuer. This Proxy Statement/Prospectus does not cover any resales of shares of Highwoods Common received by affiliates of JCN.


                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of the material Federal income tax considerations is based on current law, is for general purposes only, and is not tax advice. The summary addresses the material Federal income tax consequences of the Merger to Highwoods, JCN and the JCN Shareholders, and the material Federal income tax considerations relating to Highwoods' REIT status, including the material Federal income tax considerations relating to the Highwoods Operating Partnership. The following summary does not address all the Federal income tax consequences of the Merger that may be relevant to particular holders of JCN Common and holders that are subject to special tax rules including dealers in securities, mutual funds, insurance companies, tax-exempt entities, holders who do not hold their JCN Common as capital assets, and holders that, for Federal income tax purposes, are non-resident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts, including any withholding taxes that may apply to the consideration paid to the foreign holders.

     EACH HOLDER OF JCN COMMON OR INVESTOR OF HIGHWOODS COMMON IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE MERGER IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Federal Income Tax Consequences of Merger

     It is intended that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and as a condition to consummation of the Merger, JCN will receive an opinion from Blackwell Sanders Peper Martin LLP as to the qualification of the Merger as a tax-free reorganization within the meaning of Section 368(a) of the Code and as to the tax consequences of the Merger to the JCN Shareholders. Highwoods will receive an opinion of Alston & Bird LLP as to the qualification of the Merger as a tax-free reorganization within the meaning of Section 368(a) of the Code. Copies of such opinions are included as Exhibits 8.1 and 8.2 to the Registration Statement. In order to so qualify, various factual matters must be true. In this regard, based upon certain factual representations of officers of Highwoods and JCN (attached as exhibits to the opinions) and the terms of the Merger, such counsel have advised Highwoods and JCN that the Merger qualifies as a tax-free reorganization. It is important to note, however, that if such representations are untrue or incorrect in any material respects, the conclusions reached by Alston & Bird LLP and Blackwell Sanders Peper Martin LLP in their respective opinions are jeopardized and may not be relied upon.

     If, as is anticipated, the Merger is treated as a reorganization as defined in Section 368(a) of the Code, the material Federal income tax consequences would be as follows:

     (i) Each of Highwoods and JCN will be a party to a reorganization within the meaning of Section 368(b) of the Code.

     (ii) No gain or loss will be recognized by Highwoods or JCN as a consequence of the Merger.

   (iii) No gain or loss will be recognized by any JCN Shareholder upon the receipt of Highwoods Common solely in exchange for its shares of JCN Common.

   (iv) If a JCN Shareholder receives both cash and Highwoods Common in exchange for his or her JCN Common because of an election to receive cash with respect to only a portion of such a holder's JCN Common, then gain

      (but not loss) will be recognized, but not in an amount in excess of the amount of cash received. The general rule is that any such gain will be treated as capital gain but if the exchange has the effect of a distribution of a dividend, then the amount of gain recognized that is not in excess of the JCN Shareholder's ratable share of the undistributed earnings and profits of JCN will be treated as a dividend, rather than capital gain. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder by shareholder basis. The exchange will not have the effect of the distribution of a dividend, provided that one of the safe-harbors of
      Section 302(b) of the Code is met. Most JCN Shareholders electing to receive cash will likely meet the "substantially disproportionate" safe-harbor of Section 302(b)(2) of the Code, and thus have their gain treated as capital gain rather than as a dividend. The substantially disproportionate test will be met if after the transaction the shareholder will own less than fifty percent (50%) of all Highwoods Common and if his or her percentage ownership of Highwoods Common after the transaction is less than eighty percent (80%) of what his or her percentage ownership of Highwoods Common would have been if no cash elections had been made by the JCN Shareholders in connection with the Merger, in each case determined with application of Section 318 of the Code attributing stock ownership among family members and related entities. JCN Shareholders with attributed ownership or JCN Shareholders making the cash election with respect to only a small percentage of their stock may not fall within the substantially disproportionate safe-harbor. Each JCN Shareholder is urged to consult his or her own tax advisor about the applicable tax consequences in light of his or her particular circumstances.

   (v) If a JCN Shareholder receives solely cash in exchange for shares of JCN Common either because of an election to receive cash with respect to all of such holder's JCN Common, or because of the exercise of the right to dissent to the transaction, such cash will be treated as having been received as a distribution in redemption of the JCN Common subject to the provisions of Section 302 of the Code. Where, as a result of such distribution, the JCN Shareholder owns no Highwoods Common, either directly or by reason of the application of Section 318 of the Code, the "complete termination of interest" safe-harbor of Section 302(b)(3) of the Code will be met, and such cash will be treated as a distribution in full payment in exchange for his or her JCN Common. Such shareholders will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the JCN Common surrendered.

   (vi) The basis of the Highwoods Common received by a JCN Shareholder in the Merger will be the same as the basis of the JCN Common surrendered in exchange therefor (less the basis allocated to any fractional share of Highwoods Common settled by cash payment), decreased by any cash received and increased by the amount, if any, treated as a dividend and the amount of the gain recognized by such JCN Shareholder with respect to the Merger.

  (vii) The holding period of the Highwoods Common received by a JCN Shareholder (including the holding period of any fractional share interest) will include the holding period of the JCN Common surrendered in exchange therefor, provided the JCN Common was held as a capital asset on the date of the exchange.

  (viii) A JCN Shareholder who receives cash in the Merger in lieu of a fractional share interest in Highwoods Common will be treated as having received cash in redemption of such fractional share interest. The receipt of such cash by the JCN Shareholder generally should result in capital gain or loss equal to the difference between the amount of cash received and the portion of such JCN Shareholder's adjusted basis in the shares of JCN Common allocable to the fractional share interest.

     If the Merger fails to qualify as a tax-free reorganization for any reason, the material Federal income tax consequences would be as follows: (i) no gain or loss would be recognized to Highwoods; (ii) gain would be recognized to JCN (and the resulting tax borne by Highwoods) equal to the fair market value of its assets at the Effective Time less its adjusted basis in the assets; (iii) gain or loss would be recognized by the holders of JCN Common upon the exchange of such shares in the Merger for shares of Highwoods Common;
(iv) the tax basis of the Highwoods Common to be received by the holders of the JCN Common in the Merger would be the fair market value of such shares of Highwoods Common at the Effective Time; and (v) the holding period of such shares of Highwoods Common to be received by JCN Shareholders pursuant to the Merger would begin the day after the Effective Time.


Taxation of Highwoods as a REIT

     General. Commencing with its taxable year ended December 31, 1994, Highwoods has elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Code. Highwoods believes that, commencing with its taxable year ended December 31, 1994, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and Highwoods intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

     These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the Federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretation thereof.

     Alston & Bird LLP has acted as tax counsel to Highwoods in connection with the Merger and Highwoods' election to be taxed as a REIT. Alston & Bird LLP is of the opinion that Highwoods has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1994 through 1997, and that Highwoods is in a position to continue its qualification and taxation as a REIT within the definition of Section 856(a) of the Code for the taxable year that will end December 31, 1998. This opinion is based on factual representations of Highwoods concerning its business operations and its properties and Alston & Bird LLP has not independently verified these facts. In addition, Highwoods' qualification and taxation as a REIT at any time during 1998 is dependent, among other things, upon its meeting the requirements of Section 856(a) of the Code throughout the year and for the year as a whole. Accordingly, because Highwoods' satisfaction of the REIT requirements for such year will depend upon future events, including precise terms and facts of proposed transactions, the final determination of operational results and the effect of certain provisions in the President's Budget Proposal for the Fiscal Year 1999 on Highwoods' REIT status, no assurance can be given that the actual results of Highwoods' operations for the taxable year that will end December 31, 1998, will satisfy the REIT requirements.


Federal Income Taxation of Highwoods

     If Highwoods qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the Federal "double taxation" on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, Highwoods will be subject to Federal income tax as follows. First, Highwoods will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, Highwoods may be subject to the "alternative minimum tax" as a consequence of its items of tax preference. Third, if Highwoods has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Highwoods has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Highwoods should fail to satisfy either of the 75% or 95% gross income tests (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Highwoods fails either the 75% or 95% test, multiplied by a fraction intended to reflect Highwoods' profitability. Sixth, if Highwoods fails to distribute during each year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, Highwoods will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Highwoods should acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and Highwoods subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by Highwoods, then, to the extent of the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) Highwoods' adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the Internal Revenue Service ("IRS") (the "Built-In Gain Rules").


Requirements for Qualification

     To qualify as a REIT, Highwoods must elect to be so treated and must meet the requirements, discussed below, relating to Highwoods' organization, sources of income, and nature of assets.

     Organizational Requirements. The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more trustees or directors,
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, (vi) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities), (vii) files an election to be taxed as a REIT on its return for each taxable year, and (viii) satisfies the 95% and 75% income tests and the 75%, 25%, 10% , and 5% asset tests, as described below. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (v), certain pension funds and other tax-exempt entities are treated as persons. For purposes of condition (vi), the beneficiaries of a pension or profit-sharing trust under section 401(a) of the Code are treated as REIT shareholders. In addition, the Highwoods Articles currently include certain restrictions regarding transfer of its Highwoods Common, which restrictions are intended (among other things) to assist Highwoods in continuing to satisfy conditions (v) and (vi) above.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, Highwoods' proportionate share of the assets, liabilities, and items of income of the Highwoods Operating Partnership (including the Highwoods Operating Partnership's share of the assets, liabilities, and items of income with respect to any partnership in which it holds an interest) will be treated as assets, liabilities, and items of income of Highwoods for purposes of applying the requirements described herein.

     Income Tests. In order to maintain qualification as a REIT, Highwoods annually must satisfy two gross income requirements. First, at least 75% of Highwoods' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property, including investments in other REITs or mortgages on real property (including "rents from real property" and, in certain circumstances, interest). Second, at least 95% of Highwoods' gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest, and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). In addition, for taxable years ended on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Highwoods' gross income (including gross income from prohibited transactions). The Taxpayer Relief Act of 1997, enacted August 5, 1997 ("Taxpayer Relief Act"), repeals the 30% gross income test for taxable years beginning after August 5, 1997. Accordingly, the 30% gross income test will not apply to Highwoods beginning with its taxable year that will end December 31, 1998.

     Rents received by Highwoods will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, "rents from real property" excludes any amount received directly or indirectly from any tenant if Highwoods, or an owner of 10% or more of Highwoods, directly or constructively, owns 10% or more of such tenant taking into consideration the applicable attribution rules (a "Related Party Tenant"). Third, rent attributable to personal property is excluded from "rents from real property" except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by Highwoods. Where, on the other hand, such services are provided primarily for the convenience of the tenants and are provided to such tenants, such services must be provided by an independent contractor. In the event that an independent contractor provides such services, Highwoods must adequately compensate the independent contractor, Highwoods must not derive any income from the independent contractor, and neither the independent contractor nor certain of its shareholders may, directly or indirectly, own more than 35% of Highwoods, taking into consideration the applicable ownership rules. Pursuant to the Taxpayer Relief Act and beginning with Highwoods' taxable year that will end December 31, 1998, Highwoods' rental income will not cease to qualify as "rents from real property" merely because Highwoods performs a de minimis amount of impermissible services to the tenants. For purposes of the preceding sentence,
(i) the amount of income received from such impermissible services cannot exceed one percent of all amounts received or accrued during such taxable year, directly or indirectly, by Highwoods with respect to such property and (ii) the amount treated as received by Highwoods for such impermissible services cannot be less than 150 percent of the direct cost of Highwoods in furnishing or rendering such services.

     Highwoods does not currently charge and does not anticipate charging rent that is based in whole or in part on the income or profits of any person. Highwoods also does not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from Related Party Tenants.

     The Highwoods Operating Partnership does provide certain services with respect to the Highwoods Properties. The performance of services by Highwoods or the Highwoods Operating Partnership with respect to the Highwoods Properties, other than services that are and will be provided directly, that are usually or customarily rendered in connection with the rental of space for occupancy only, and that are not otherwise rendered to particular tenants ("customary services"), will cause rents received with respect to the Highwoods Properties as to which the non-customary services are provided, to fail to qualify as rents from real property. Although some of the services with respect to the Highwoods Properties that Highwoods believes may not be provided by Highwoods or the Highwoods Operating Partnership directly without jeopardizing the qualification of rent as "rents from real property" are and will be performed by independent contractors, some of the services are and will be performed directly by Highwoods or the Highwoods Operating Partnership. Highwoods believes, however, that the aggregate amount of the fees received for the performance of non-customary services, the rents received with respect to the Highwoods Properties as to which the non-customary services are provided, and all other non-qualifying income in any taxable year will not cause Highwoods to exceed the limits on non-qualifying income under the 75% or the 95% gross income tests.

     The Highwoods Operating Partnership and Highwoods receive fees in consideration of the performance of property management and brokerage and leasing services with respect to certain Highwoods Properties not owned entirely by the Highwoods Operating Partnership. Such fees will also not qualify under the 75% or the 95% gross income test. In addition, Highwoods Operating Partnership also may receive certain other types of income with respect to the properties it owns that will not qualify for either of these tests. Further, dividends on the Highwoods Operating Partnership's stock in Highwoods Services will not qualify under the 75% gross income test. Highwoods believes, however, that the aggregate amount of such fees and all other non-qualifying income (including fees for the performance of non-customary services and associated rents) in any taxable year will not cause Highwoods to exceed the limits on non-qualifying income under either the 75% or the 95% gross income test.

     If Highwoods fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under a certain provision of the Code. This relief provision generally will be available if (i) Highwoods' failure to meet these tests was due to reasonable cause and not due to willful neglect, (ii) Highwoods attaches a schedule of the nature and amount of each item of income to its Federal income tax return and (iii) the inclusion of any incorrect information on such schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Highwoods would be entitled to the benefit of this relief provision. For example, if Highwoods fails to satisfy the gross income tests because non-qualifying income that Highwoods intentionally incurs exceeds the limits on such income, the IRS could conclude that Highwoods' failure to satisfy the tests was not due to reasonable cause. As discussed above in " -- Federal Income Taxation of Highwoods," even if this relief provision applies, a 100% tax would be imposed with respect to the portion of Highwoods' taxable income that fails the 75% or 95% gross income test.

     Asset Tests. At the close of each quarter of its taxable year, Highwoods also must satisfy four tests relating to the nature and diversification of its assets. First, at least 75% of the value of Highwoods' total assets must be represented by real estate assets, cash and cash items (including receivables), and government securities. Second, no more than 25% of the value of Highwoods' total assets may be represented by securities other than those in the 75% asset class. Third, not more than 5% of the value of Highwoods' assets may consist of securities of any one issuer (other than those securities includible in the 75% asset test). Fourth, not more than 10% of the outstanding voting securities of any one issuer may be held by Highwoods (other than those securities includible in the 75% asset test).

     The 5% test generally must be met for any quarter in which Highwoods acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date on which Highwoods through the Highwoods Operating Partnership acquired the securities of Highwoods Services, but also each time Highwoods increases its ownership of its respective securities (including as a result of increasing its interest in the Highwoods Operating Partnership as limited partners exercise their redemption rights). Although Highwoods plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in Highwoods' overall interest in Highwoods Services.

     The Highwoods Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Highwoods Services, and by virtue of its ownership of Common Units, Highwoods will be considered to own its pro rata share of such stock. Neither Highwoods nor the Highwoods Operating Partnership, however, will own more than 1% of the voting securities of Highwoods Services. In addition, Highwoods and its senior management do not believe that Highwoods' pro rata share of the value of the securities of Highwoods Services exceeds 5% of the total value of Highwoods' assets. Highwoods' belief is based in part upon its analysis of the estimated value of the securities of Highwoods Services owned by the Highwoods Operating Partnership relative to the estimated value of the other assets owned by the Highwoods Operating Partnership. No independent appraisals will be obtained to support this conclusion, and Alston & Bird LLP, in rendering its opinion as to the qualification and taxation of Highwoods as a REIT, is relying on the conclusions of Highwoods and its senior management as to the value of the securities of Highwoods Services. There can be no assurance, however, that the IRS might not contend that the value of such securities held by Highwoods (through the Highwoods Operating Partnership) exceeds the 5% value limitation.

     After initially meeting the asset tests at the close of any quarter, Highwoods will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Highwoods intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.


Annual Distribution Requirements

     In order to be taxed as a REIT, Highwoods is required to make distributions (other than capital gain distributions) to its shareholders in an amount at least equal to (a) the sum of (i) 95% of Highwoods' "REIT taxable income" (computed without regard to the dividends-paid deduction and the Highwoods' capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 95% distribution requirement if one of the following two sets of criteria are satisfied: (i) the dividends were declared in October, November, or December, the dividends were payable to shareholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (ii) the dividends were declared before Highwoods timely files its Federal income tax return for such year, the dividends were distributed in the twelve month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and Highwoods elected on its Federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if Highwoods satisfies the foregoing distribution requirements, Highwoods will be subject to tax thereon at regular capital gains or ordinary corporate tax rates to the extent that it does not distribute all of its net capital gain or "REIT taxable income" as adjusted. Furthermore, if Highwoods should fail to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from prior periods, Highwoods would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if Highwoods disposes of any asset subject to the Built-In Gain Rules, Highwoods will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

     Highwoods intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Highwoods Operating Partnership Agreement authorizes Highwoods, as general partner, to take such steps as may be necessary to cause the Highwoods Operating Partnership to distribute to its partners an amount sufficient to permit Highwoods to meet these distribution requirements.

     It is expected that Highwoods' REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, Highwoods anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that Highwoods, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In such event, Highwoods may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

     In the event that Highwoods is subject to an adjustment to its REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between Highwoods and the IRS under Section 7121 of the Code, or an agreement as to tax liability between Highwoods and an IRS district director, Highwoods may be able to rectify any resulting failure to meet the 95% annual distribution requirement by paying "deficiency dividends" to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and Highwoods also must satisfy certain other procedural requirements. If the statutory requirements of Section 860 of the Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by Highwoods to offset an increase in Highwoods' REIT taxable income resulting from the adverse determination. Highwoods, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.


Failure to Qualify

     If Highwoods fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Highwoods will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Highwoods fails to qualify will not be deductible by Highwoods nor will they be required to be made. In such event, to the extent of positive current and accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Code, corporate distributes may be eligible for the dividends-received deduction. Unless Highwoods is entitled to relief under specific statutory provisions, Highwoods also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Highwoods would be entitled to such statutory relief. For example, if Highwoods fails to satisfy the gross income tests because non-qualifying income that Highwoods intentionally incurs exceeds the limit on such income, the IRS could conclude that Highwoods' failure to satisfy the tests was not due to reasonable cause.


Taxation of U.S. Shareholders

     As used herein, the term "U.S. Shareholder" means a holder of Highwoods Common that (for Federal income tax purposes) (a) is a citizen or resident of the United States, (b) is a corporation or partnership (including an entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (c) is an estate, the income of which is subject to Federal income taxation regardless of its source or (d) is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. For any taxable year for which Highwoods qualifies for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

     Distributions Generally. Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of Highwoods' positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Shareholders as ordinary income. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that Highwoods makes a distribution in excess of its positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder's Highwoods Common, and then the distribution in excess of such basis will be taxable as gain realized from the sale of its Highwoods Common. Dividends declared by Highwoods in October, November, or December of any year payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by Highwoods and received by the shareholders on December 31 of the year, provided that the dividends are actually paid by Highwoods during January of the following calendar year. U.S. Shareholders are not allowed to include on their own Federal income tax returns any tax losses of Highwoods.

     Highwoods will be treated as having sufficient earnings and profits to treat as a dividend any distribution by Highwoods up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in " -- Federal Income Taxation of Highwoods" above.

     Capital Gain Distributions. Distributions to U.S. Shareholders that are properly designated by Highwoods as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed Highwoods' actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

     Pursuant to the Taxpayer Relief Act and beginning with Highwoods' taxable year that will end December 31, 1998, Highwoods may elect to retain and pay income tax on net long-term capital gain that it received during the tax year. If such election is made, (i) the U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by Highwoods, (ii) the U.S. Shareholders will be deemed to have paid their proportionate share of the tax, which would be credited or refunded to such shareholders, and
(iii) the basis of the U.S. Shareholders' shares will be increased by the amount of the undistributed long-term capital gains (less the amount of capital gains tax paid by Highwoods) included in such shareholders' long-term capital gains.

     As a result of the changes made to the capital gain rates by the Taxpayer Relief Act (See " -- Certain Disposition of Shares"), the IRS recently issued Notice 97-64 outlining (i) when a REIT may designate its dividends as either a 20% rate gain distribution, an unrecaptured section 1250 gain distribution (taxed at 25% as noted in "Certain Disposition of Shares"), or a 28% rate gain distribution and (ii) how to calculate the amount of such distributions, which may be subject to certain deferral or bifurcation adjustments. When a REIT designates a distribution as a capital gain dividend, which is attributable to a taxable year ending after May 7, 1997, for purposes of the annual distribution requirement, the REIT also may designate such dividend as a 20% rate gain distribution, as unrecaptured section 1250 gain distribution, or a 28% rate gain distribution. Where no such designation is provided, the dividend will be treated as a 28% rate gain distribution. These additional designations by the REIT are effective only to the extent that they do not exceed certain limitations. For example, the maximum amount of each distribution that can be classified as either a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution must be calculated in accordance with the Code and the IRS Notice.

     Passive Activity Loss and Investment Interest Limitations. Distributions from Highwoods and gain from the disposition of Highwoods Common will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any "passive losses" against such income. Dividends from Highwoods (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of Highwoods Common or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have such gain taxed at ordinary income rates.

     Certain Dispositions of Shares. In general, U.S. Shareholders will realize capital gain or loss on the disposition of Highwoods Common equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) such shareholders' adjusted basis in such Highwoods Common. Losses incurred on the sale or exchange of Highwoods Common held for less than six months (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling U.S. Shareholder from those shares. As a result of the Taxpayer Relief Act, the maximum rate of tax on net capital gains on individuals, trusts, and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and such maximum rate is further reduced to 18% for assets acquired after December 31, 2000, and held for more than five years. For 15% percent bracket taxpayers, the maximum rate on net capital gains is reduced to 10%, and such maximum rate is further reduced to 8% for assets sold after December 31, 2000, and held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to U.S. Shareholders by Highwoods will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by Highwoods. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the Taxpayer Relief Act.

     Treatment of Tax-Exempt Shareholders. Distributions from Highwoods to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry its Highwoods Common. Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (i) at least one qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restrictions on ownership of Highwoods Common in the Articles of Incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing Highwoods Common, absent a waiver of the restrictions by the board of directors.

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

Special Tax Considerations for Non-U.S. Shareholders

     The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Shareholders") are complex, and the following discussion is intended only as a summary of these rules. This discussion is based on current law, which is subject to change, and assumes that Highwoods qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state, local, and foreign income tax laws on an investment in Highwoods, including any reporting requirements.

     A distribution by Highwoods that is not attributable to gain from the sale or exchange by Highwoods of a United States real property interest and that is not designated by Highwoods as a capital gain distribution will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits of Highwoods. Generally, any ordinary income dividend will be subject to a Federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. Such a distribution in excess of Highwoods' earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Shareholder's basis in its Highwoods Common (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of Highwoods Common.

     Distributions by Highwoods that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Shareholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions that are taxable under FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under an income tax treaty.

     Although tax treaties may reduce Highwoods' withholding obligations, Highwoods generally will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. In addition, if Highwoods designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions that were designated as capital gains dividends, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of Highwoods' earnings and profits may be subject to 30% dividend withholding (unless such Non-U.S. Shareholder is entitled to a lower rate under an income tax treaty) or 10% FIRPTA withholding. If the amount of tax withheld by Highwoods with respect to a distribution to a Non-U.S. Shareholder exceeds the shareholder's United States tax liability with respect to such distribution, the Non-U.S. Shareholder may file for a refund of such excess from the IRS.

     Unless the Highwoods Common constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of Highwoods Common by a Non-U.S. Shareholder generally will not be subject to Federal income taxation. The Highwoods Common will not constitute a United States real property interest if Highwoods is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. It currently is anticipated that Highwoods will be a domestically controlled REIT and, therefore, that the sale of Highwoods Common will not be subject to taxation under FIRPTA. However, because the Highwoods Common will be publicly traded, no assurance can be given that Highwoods will be a domestically controlled REIT. If Highwoods were not a domestically controlled REIT, a Non-U.S. Shareholder's sale of Highwoods Common would be subject to tax under FIRPTA as a sale of a United States real property interest unless the Highwoods Common were "regularly traded" on an established securities market (such as the New York Stock Exchange) on which the Highwoods Common will be listed and the selling shareholder owned no more than 5% of the Highwoods Common throughout the testing period. If the gain on the sale of Highwoods Common were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

     A purchaser of Highwoods Common from a Non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased Highwoods Common is "regularly traded" on an established securities market or if Highwoods is a domestically controlled REIT. Otherwise, the purchaser of Highwoods Common from a Non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Highwoods Common currently is a regularly traded security on the New York Stock Exchange. Highwoods believes that it qualifies under both the regularly traded and the domestically controlled REIT exceptions to withholding but cannot provide any assurance to that effect.


Information Reporting Requirements and Backup Withholding Tax

     Under certain circumstances, U.S. Shareholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Highwoods Common. Backup withholding will apply only if (i) the payee fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security Number) to the payor as required, (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect, (iii) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and the IRS has assessed a deficiency with respect to such under reporting, or (iv) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

     U.S. Shareholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Shareholder will be allowed as a credit against the U.S. Shareholder's United States Federal income tax liability and may entitle the U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.


Tax Aspects of the Highwoods Operating Partnership

     General. Substantially all of Highwoods' investments are held through the Highwoods Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Highwoods includes in its income its proportionate share of the foregoing Highwoods Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Highwoods includes its proportionate share of assets held by the Highwoods Operating Partnership.

     Tax Allocations with Respect to the Highwoods Properties. Pursuant to
Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property (such as the Highwoods Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from the unrealized gain or unrealized loss, respectively, associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Highwoods Operating Partnership was formed by way of contributions of appreciated property (including the Highwoods Properties). Consequently, the Highwoods Operating Partnership Agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the partners who have contributed partnership interests in the Highwoods Properties to the Highwoods Operating Partnership (the "Contributing Partners") will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including the Highwoods Properties) that have a Book-Tax Difference, all taxable income attributable to such Book-Tax Difference generally will be allocated to the Contributing Partners, and Highwoods generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of such properties. This will tend to eliminate the Book-Tax Difference over the life of the Highwoods Operating Partnership. However, the special allocation rules of Section 704(c) of the Code do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Highwoods Operating Partnership will cause Highwoods to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause Highwoods to recognize taxable income in excess of cash proceeds, which might adversely affect Highwoods' ability to comply with the REIT distribution requirements. See " -- Annual Distribution Requirements."

     Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including the "traditional method" that may leave some of the Book-Tax Differences unaccounted for, or the election of certain methods which would permit any distortions caused by a Book-Tax Difference at this time to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Highwoods Operating Partnership and Highwoods have determined to use the "traditional method" for accounting for Book-Tax Differences with respect to the Highwoods Properties contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Highwoods Operating Partnership and Highwoods have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to Highwoods Properties contributed to the Partnership in the future.

     With respect to any property purchased by the Highwoods Operating Partnership, such property initially will have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

     Basis in Highwoods Operating Partnership Interest. Highwoods' adjusted tax basis in its interest in the Highwoods Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Highwoods Operating Partnership by Highwoods, (ii) will be increased by
(a) its allocable share of the Highwoods Operating Partnership's income and (b) its allocable share of indebtedness of the Highwoods Operating Partnership and
(iii) will be reduced, but not below zero, by Highwoods' allocable share of (a) losses suffered by the Highwoods Operating Partnership, (b) the amount of cash distributed to Highwoods, and (c) constructive distributions resulting from a reduction in Highwoods' share of indebtedness of the Highwoods Operating Partnership.

     If the allocation of Highwoods' distributive share of the Highwoods Operating Partnership's loss exceeds the adjusted tax basis of Highwoods' partnership interest in the Highwoods Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that Highwoods has an adjusted tax basis in its partnership interest. To the extent that the Highwoods Operating Partnership's distributions, or any decrease in Highwoods' share of the indebtedness of the Highwoods Operating Partnership (such decreases being considered a cash distribution to the partners) exceed Highwoods' adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to Highwoods. Such taxable income normally will be characterized as a capital gain if Highwoods' interest in the Highwoods Operating Partnership has been held for longer than one year, subject to reduced tax rates described above (See " -- Taxation of U.S. Shareholders -- Capital Gain Distributions"). Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

     Sale of the Highwoods Properties. Highwoods' share of gain realized by the Highwoods Operating Partnership on the sale of any property held by the Highwoods Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Highwoods Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See " -- Requirements for Qualification -- Income Tests." Such prohibited transaction income also may have an adverse effect upon Highwoods' ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Highwoods Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Highwoods Operating Partnership intends to hold the Highwoods Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Highwoods Properties (and other properties) and to make such occasional sales of the Highwoods Properties, including peripheral land, as are consistent with the Highwoods Operating Partnership's investment objectives.


Other Tax Considerations

     A portion of the amounts to be used to fund distributions to shareholders is expected to come from the Highwoods Operating Partnership through distributions on stock of Highwoods Services held by the Highwoods Operating Partnership.

Highwoods Services will not qualify as a REIT and will pay Federal, state, and local income taxes on its taxable income at normal corporate rates. Any Federal, state, or local income taxes that Highwoods Services is required to pay will reduce the cash available for distribution by Highwoods to its shareholders.

     As described above, the value of the securities of Highwoods Services held by Highwoods cannot exceed 5% of the value of Highwoods' assets at a time when a Common Unit holder in the Highwoods Operating Partnership exercises his or her redemption right (or Highwoods otherwise is considered to acquire additional securities of Highwoods Services). See " -- Federal Income Taxation of Highwoods." This limitation may restrict the ability of Highwoods Services to increase the size of its business unless the value of the assets of Highwoods is increasing at a commensurate rate.


State and Local Tax

     Highwoods and its shareholders may be subject to state and local tax in various states and localities, including those in which it or they transact business, own property, or reside. The tax treatment of Highwoods and the shareholders in such jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Highwoods Common.


Proposed Legislation

     Under current law, Highwoods cannot own more than 10% of the outstanding voting securities (other than those securities includible in the 75% asset test) of any one issuer and qualify for taxation as a REIT. See " -- Requirements for Qualification -- Asset Tests." For example, the Highwoods Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Highwoods Services, and by virtue of its ownership of Common Units, Highwoods is considered to own its pro rata share of such stock. Neither Highwoods nor the Highwoods Operating Partnership, however, own more than 1% of the voting securities of Highwoods Services and the 10% test is satisfied.

     Highwoods conducts its third-party fee-based services (i.e., leasing, property management, real estate development, construction and other miscellaneous services) through Highwoods Services. The Budget Bill includes a proposal to restrict these types of activities conducted by REITs under current law by expanding the ownership limitation from 10% of the voting securities of an issuer to 10% of the vote or value of all classes of the issuer's stock. Highwoods, therefore, could not own stock (either directly or indirectly through the Highwoods Operating Partnership) possessing more than 10% of the vote or value of all classes of any issuer's stock.

     The Budget Bill proposal would be effective only with respect to stock directly or indirectly acquired by Highwoods on or after the date of first committee action. In the event that the first committee action occurs on or before the date of the Merger, Highwoods could not acquire 10% of the vote or value of any corporation in connection with the Merger unless such issuer became a wholly owned subsidiary of Highwoods or is qualified as a REIT. In addition, to the extent that Highwoods' stock ownership is grandfathered by virtue of this effective date (e.g., the stock ownership in Highwoods Services), that grandfathered status will terminate if the subsidiary corporation engages in a trade or business that it is not engaged in on the date of first committee action or acquires substantial new assets on or after that date. Such restriction would adversely affect the ability to expand the business of Highwoods Services.

                           DESCRIPTION OF HIGHWOODS

General

     Highwoods is a self-administered and self-managed REIT that began operations through a predecessor in 1978. At March 31, 1998, Highwoods owned a portfolio of 382 office and 148 industrial (including 80 service center) properties encompassing approximately 33.9 million rentable square feet and 895 acres (and had agreed to purchase an additional 395 acres) of undeveloped land suitable for future development. In addition, as of March 31, 1998, an additional 32 properties, which will encompass approximately 3.6 million rentable square feet, were under development. The Highwoods Properties are located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. As of March 31, 1998, the Highwoods Properties were 93% leased to approximately 3,400 tenants.

     Highwoods conducts substantially all of its activities through, and substantially all of its interests in the Highwoods Properties are held directly or indirectly by, the Highwoods Operating Partnership. Highwoods is the sole general partner of the Highwoods Operating Partnership and as of March 31, 1998, owned approximately 83% of the Common Units in the Highwoods Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of Highwoods). Each Common Unit may be redeemed by the holder thereof for the cash value of one share of Highwoods Common or, at Highwoods' option, one share (subject to certain adjustments) of Highwoods Common. With each such exchange, the number of Common Units owned by Highwoods and, therefore, Highwoods' percentage interest in the Highwoods Operating Partnership, will increase.

     In addition to owning the Highwoods Properties, the Highwoods Development Projects and the Highwoods Development Land, Highwoods provides leasing, property management, real estate development, construction and miscellaneous tenant services for the Highwoods Properties as well as for third parties. Highwoods conducts its third-party fee-based services through Highwoods Services, Inc., a subsidiary of the Highwoods Operating Partnership ("Highwoods Services"), and Highwoods/Tennessee Properties, Inc., a wholly owned subsidiary of Highwoods.

     Highwoods is a Maryland corporation that was incorporated in 1994. The Highwoods Operating Partnership is a North Carolina limited partnership formed in 1994. Highwoods' and the Highwoods Operating Partnership's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and their telephone number is (919) 872-4924. Highwoods maintains offices in each of its primary markets.


Operating Strategy

     Upon completion of the Merger, Highwoods believes that it will continue to benefit from the following factors:

     Diversification. Since its initial public offering (the "IPO") in 1994, Highwoods has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, Highwoods' portfolio consisted almost exclusively of office properties in the Research Triangle. As of March 31, 1998, Highwoods' in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the Research Triangle) to 530 properties in 19 markets concentrated in the Southeast. Based on March 1998 results, approximately 30.5% of the rental revenue from the Highwoods Properties is derived from properties in North Carolina (16.8% in the Research Triangle).

     In October 1997, Highwoods significantly expanded its Florida operations through its business combination with Associated Capital Properties, Inc. ("ACP"). In February 1997, Highwoods made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. Highwoods first entered the Atlanta market, as well as four markets in Florida and six other markets, through its September 1996 merger with Crocker Realty Trust, Inc. ("Crocker"). Prior to its merger with Crocker, Highwoods expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. Highwoods has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics.

     Highwoods' strategy has been to assemble a portfolio of properties that enables Highwoods to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to Highwoods' combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Based on March 1998 results, approximately 91% of Highwoods' rental revenue is derived from office properties and 9% is derived from industrial properties.

     Highwoods has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of March 31, 1998, the 20 largest tenants of the Highwoods Properties represented approximately 20.7% of the combined rental revenue from the Highwoods Properties, and the largest single tenant accounted for approximately 3.5% of such revenue.

     Acquisition and Development Opportunities. Highwoods seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of under-performing, high quality properties in situations offering opportunities for Highwoods to improve such properties' operating performance. Highwoods will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where Highwoods has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between Highwoods and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     Highwoods believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. Highwoods has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of revolving loans, other bank and institutional borrowings and the issuance of Common Units. Frequently, Highwoods acquires properties through the exchange of Common Units in the Highwoods Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from Highwoods or, at Highwoods' option, shares of Highwoods Common. In connection with these transactions, Highwoods may also assume outstanding indebtedness associated with the acquired properties. Highwoods believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. As of March 31, 1998, Common Units had constituted all or part of the consideration for 239 properties comprising 16.9 million rentable square feet and only 1,200 of such Common Units have been redeemed for cash, totaling $35,000.

     Another advantage is Highwoods' commercially zoned and unencumbered Highwoods Development Land in existing business parks. As of March 31, 1998, Highwoods owned 895 acres (and had agreed to purchase an additional 395 acres) of Highwoods Development Land, approximately 1,100 acres of which have utility infrastructure already in place.

     Highwoods' development and acquisition activities also benefit from its local market presence and knowledge. Highwoods' property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, Highwoods is in a better position to evaluate acquisition and development opportunities. In addition, Highwoods' relationships with its tenants and those tenants at properties for which it conducts third-party fee-based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     Managed Growth Strategy. Highwoods' strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As Highwoods has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, Highwoods has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Highwoods Properties has been developed by Highwoods or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed these Highwoods Properties prior to their acquisition by Highwoods.

     Efficient, Customer Service-Oriented Organization. Highwoods provides a complete line of real estate services to its tenants and third parties. Highwoods believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of Highwoods' capabilities and resources provides it with market information not generally available. Highwoods believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     Flexible and Conservative Capital Structure. Highwoods is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     Highwoods and the Highwoods Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, Highwoods has completed 11 public offerings and two private placements of its Highwoods Common, one public offering of 8 5/8% Series A Cumulative Redeemable Preferred Shares, one public offering of 8% Series B Cumulative Redeemable Preferred Shares, and one public offering of 4,000,000 Depositary Shares (each representing 1/10 of an 8% Series D Cumulative Redeemable Preferred Share), raising total net proceeds of approximately $1.5 billion, which were contributed to the Highwoods Operating Partnership in exchange for additional partnership interests as required under the Highwoods Operating Partnership Agreement. On December 2, 1996, the Highwoods Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On February 2, 1998, the Highwoods Operating Partnership issued $125 million of 6.835% MandatOry Par Put Remarketed Securities(SM) ("MOPPRS(SM)") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008. On April 20, 1998, the Highwoods Operating Partnership issued $200 million of 7 1/2% Notes due April 15, 2018.

     On June 24, 1997, a trust formed by the Highwoods Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POS(SM)"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011, issued by the Highwoods Operating Partnership (the "Put Option Notes"). The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, Highwoods has two unsecured revolving lines of credit aggregating $430 million with a syndicate of lenders (the "Revolving Loans"). Interest accrued on borrowings under a $280 million Revolving Loan at an average rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average rate of LIBOR plus 90 basis points. As of May 13, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.65%.


                               DESCRIPTION OF JCN

General
     JCN is a real estate operating company engaged in the acquisition, development, ownership, and management of a diversified portfolio of real estate properties, principally located in the Kansas City, Missouri metropolitan area. JCN's real estate development activities were initiated in 1902. JCN was incorporated in Missouri in 1908 and its principal office has been at 310 Ward Parkway, Kansas City, Missouri since July 1930.

     JCN is best known for its development, ownership, and management of the Plaza, a prestigious shopping, entertainment and office district in Kansas City. The Plaza is surrounded principally by single family residences, condominiums and upscale apartments, many of which are owned by JCN. The Plaza is generally regarded as the oldest major suburban shopping center in the United States.

     At December 31, 1997, JCN and its consolidated subsidiaries owned 16 retail centers consisting of approximately 2,500,000 square feet of retail space (including basement space) occupied by approximately 400 tenants, 14 apartment communities (including a majority interest in a partnership owning a Des Moines, Iowa area apartment complex) representing approximately 2,300 units, 31 office properties (including majority interests in partnerships owning seven Des Moines, Iowa area office buildings) consisting of approximately 1,462,000 square feet of space occupied by over 500 tenants, two industrial and warehouse properties consisting of approximately 337,000 square feet of space occupied by 48 tenants, three residential developments containing 169 lots available for sale, and over 1,000 acres available for residential and commercial development, as well as complete or partial ownership in several other minor properties. JCN also owns six unsold units in its Alameda Towers condominium project.

     JCN also owns an equity interest in eleven active entities whose holdings are not consolidated with the financial statements of JCN. The largest of these holdings are JCN's approximately 50% interest in six partnerships which own properties in the Des Moines, Iowa area. At December 31, 1997, these partnerships owned fifteen buildings consisting of 936,000 square feet of offices, 200,000 square feet of industrial space, 26 acres currently under development or ground lease, and approximately 80 acres to be developed. The 80 acres are located in four separate developments in the Des Moines, Iowa area. Of the 80 acres, 34 acres are planned for additional industrial buildings in two industrial parks, 8 acres are planned for office development upon the exercise of an option by the sole tenant of the adjacent office building, and 38 acres are planned for development as an office complex with related retail development. Approximately 52,400 square feet of speculative office space in the Des Moines, Iowa area was started and completed in 1997 and the entire building was leased to a single tenant. In addition, in 1997, approximately 60,000 square feet of speculative office space in the Des Moines, Iowa area was started and substantially completed and is expected to be fully leased up during 1998. Also in process in the Des Moines,

Iowa area is the construction of a 160,000 square foot industrial building and a 35,000 square foot retail center. Additional speculative industrial space will be constructed in 1998 when the 160,000 square foot building is substantially leased. There are also plans to construct approximately 47,000 square feet of speculative office space during 1998 in the Des Moines, Iowa area and when it is significantly leased, additional speculative office space will be constructed. In addition to the Des Moines, Iowa area properties, one of JCN's eleven unconsolidated affiliates is a 40% interest in J.C. Nichols Real Estate, a residential sales and brokerage business in Kansas City. J.C. Nichols Real Estate also has an interest in an entity which owns a mortgage origination company.


Business Strategy

     Management strives to increase the equity value of JCN's income producing portfolio by increasing the net operating income from existing properties, increasing the number of properties in its portfolio, and by reducing the amount of debt associated with its existing properties. The number of properties in JCN's portfolio is expected to increase by both the acquisition and development of revenue-producing properties, as well as by the acquisition of land for development and resale principally in the Midwest, and predominately in the Kansas City metropolitan area.

     Management believes JCN's strategy of enhancing its existing portfolio of properties and focusing initially on acquisitions and developments in Kansas City and surrounding markets allows JCN to best capitalize on its reputation for quality and its employees' in-depth knowledge and experience in those markets. Management also believes that by developing, owning, and managing a diverse portfolio of properties in a relatively small geographic area, it can better control the overall character of JCN's developments and thus create greater value.


Recent Developments

     In August of 1997, JCN announced the outsourcing of its Kansas City area apartment management function. Previously, JCN's employees had provided leasing and management services for all Kansas City area apartment properties owned by JCN. These functions are now performed by RAM Partners, Inc., an affiliate of Post Properties, Inc. JCN believes that this strategic decision will result in improved operating efficiency and profitability.

     In November of 1997, JCN announced an agreement with Kessinger/Hunter and Company, Inc. ("Kessinger/Hunter"), a long-standing Kansas City real estate brokerage, management and development firm, to form a limited liability company ("LLC") in which JCN would initially own a 30% interest. The LLC will provide services to previous Kessinger/Hunter clients, as well as management and leasing for JCN's Kansas City area portfolio of office, industrial, and retail centers, exclusive of the Plaza. The acquisition provides JCN an immediate platform from which to grow its management, leasing, and brokerage services to third party property owners and investors.

     JCN's comprehensive Plaza redevelopment plan continues to progress. The projects covered by this plan will be supplemented by tax increment financing ("TIF"). JCN has begun construction on Valencia Place, a project containing approximately 270,000 square feet of Class A office space and 80,000 square feet of retail space. JCN has preleased approximately 100,000 square feet of the office space. JCN has also begun construction to re-position the Seville Square building on the Plaza. The new Seville Square will be anchored by a 70,000 square foot theater complex with 15 screens. Plans for JCN's upscale 350 unit Plaza area apartment community continue to progress and construction is expected to begin in 1998.


Competition

     Substantially all of JCN's properties are located in the Kansas City metropolitan area, except those held in its Iowa investment partnerships. The Kansas City market area is a highly competitive one for real estate and real estate services. JCN's retail properties face increasing competition from newer upscale shopping centers, discount shopping centers, outlet malls, catalogues, discount shopping clubs, and telemarketing. All of JCN's retail properties overlap to some degree with the trade area of other shopping centers. Renovations and expansions at existing competing centers as well as the development of new centers in JCN's market area could negatively affect revenues of JCN.

     JCN's office building properties compete for tenants principally with office buildings in the same general geographic location. In many areas where JCN's office buildings are located, there have been new office buildings built and planned office building construction which have and will continue to increase the supply of rentable office space, potentially placing downward pressure on market rental rates.

     JCN's apartment properties compete with numerous other apartment properties within the same market area. Those other apartment properties could have a material effect on the rental rates charged by JCN, as well as JCN's ability to rent its apartment properties.

     JCN competes directly with developers and other buyers in the acquisition of development sites for retail, office, and apartment development and for financing sources.

     With respect to all of its real estate operations, JCN competes for tenants and property acquisitions with others who may have greater resources than JCN and whose management may have more experience in operating and acquiring properties than JCN's management.


Regulation and Legislation

     Federal, state, and local statutes and regulations relating to environmental protection have not had a material impact on the businesses of JCN. However, existing properties and future development of other opportunities by JCN may require additional capital and other expenditures in order to comply with such statutes and regulations. It is impossible at this time to predict with any certainty the magnitude of any such expenditures or the long range effect, if any, on JCN's operations. JCN is currently not aware of any material violation of any applicable environmental statute or regulation with respect to any of its properties owned, managed, or held for development.

     The federal government and the states in which JCN operates have adopted handicapped facilities and energy laws and regulations impacting the use and development of real estate. These laws and regulations may operate to reduce the number, attractiveness, and investment potential of properties and developments available to JCN. JCN has reviewed the properties it owns or in which it has an interest to determine the extent and amount of capital expenditures necessary to comply with the aforementioned laws and regulations. These expenditures, which will be incurred by JCN over the course of the next several years as modifications to such properties are undertaken, are not expected to be material in any single year.


General Conditions

     General economic conditions and trends, including interest rates, inflation, availability of credit, real estate trends, construction costs, income tax laws, governmental regulations and legislation, increases or decreases in operating expenses, zoning laws, population trends, and the ability of JCN to attract tenants and purchasers for its properties, among other factors, will affect JCN's success.

     Generally, JCN's business and that of the industry is not seasonal in nature.


Reliance on Customers or Tenants

     None of JCN's business segments depends upon a sole customer or tenant or a few customers or tenants, the loss of which would materially adversely affect the business or financial condition of JCN. No single customer or tenant accounts for 5% or more of the consolidated revenues of JCN.


Employees

     JCN and consolidated subsidiaries directly employed 159 full or part-time employees as of December 31, 1997 as compared to 300 at December 31, 1996. The decrease is primarily a result of outsourcing the management and leasing functions for JCN's Kansas City area apartment properties and the agreement with Kessinger/Hunter in which the newly created LLC will perform the management and leasing functions for JCN's Kansas City area portfolio of office, industrial, and retail centers, exclusive of the Plaza.


Properties

     JCN's income producing properties include retail centers, apartments, office buildings, industrial properties, and mixed-use projects. JCN is also engaged in the development and sale of land for residential and commercial use. The number of properties in JCN's portfolio is expected to increase by both the acquisition and development of revenue-producing properties as well as by the acquisition of land for development and resale principally in the Midwest, and predominantly in the Kansas City Metropolitan Area. Management of JCN has sought to reduce the amount of debt associated with existing properties; however, no policy exists setting a limit on the number or amount of mortgages that may be placed on any one property. JCN seeks to acquire assets primarily for their revenue-producing capability and has no specific policy as to the amount or percentage of assets invested in any specific property. The objective of JCN management is to earn a normalized annual cash flow rate of return of at least 8.5% on new acquisitions of income-producing properties and higher rates of return on properties that JCN develops. JCN has in the past entered, and may in the future enter, into partnerships or invest in other entities involved in real estate activities. JCN has entered into partnerships related to its Des Moines, Iowa investments, and has invested in Kessinger/Hunter and J.C. Nichols Real Estate. Any such future investment will be based on its ability to provide an appropriate rate of return to JCN. JCN does not seek to invest in securities of other companies.

                                                                                                                         Percent
                                           Ownership   Company's      Year        Year     Land area       Rentable     leased at
Name/location                               interest   ownership   developed    acquired    (acres)     area (sq. ft)   12/31/97
----------------------------------------- ----------- ----------- ----------- ----------- -----------  --------------- ----------
RETAIL
Kansas City, Missouri
 Country Club Plaza
 (Retail only, includes
 basement space)
   Millcreek Block ......................    Fee         100%        1920      1906-1910       0.971        51,114          78%
   Triangle Block .......................    Fee         100         1925      1906-1910       0.435        25,634         100
   Balcony Block ........................    Fee         100         1925      1906-1910       1.068        38,571         100
   Macy Building ........................    Fee         100         1926      1906-1910       0.555        71,365         100
   Esplanade Block ......................    Fee         100         1928      1906-1910       1.838       145,694         100
   Plaza Central ........................    Fee         100         1958      1906-1910       1.478         9,653          88
   Theatre Block ........................    Fee         100         1928      1906-1910       1.223        99,699          87
   Swanson Block ........................    Fee         100         1967      1906-1910       1.373        78,020         100
   Halls Building .......................    Fee         100         1964      1906-1910       1.346        73,680         100
   Nichols Block ........................    Fee         100         1930      1906-1910       1.161        59,085         100
   Time Block ...........................    Fee         100         1929      1906-1910       2.859       249,844         100
   48th & Penn ..........................    Fee         100         1948      1906-1910       0.560        37,654          76
   Seville Shops West ...................    Fee         100         1980      1906-1910       2.972        19,517         100
   Plaza Savings South ..................    Fee         100         1948      1906-1910       0.853        39,967         100
   Court of the Penguins ................    Fee         100         1945           1975       0.678        28,707          92
   Seville Square .......................    Fee         100         1945           1975       0.832        90,838          36
 Colonial Shops .........................    Fee         100         1907           1907       0.517        14,160         100
 Crestwood Shops ........................    Fee         100         1932           1923       1.079        20,261         100
 Brookside Shops (Retail Only) ..........    Fee         100         1919           1920      10.000       159,254         100
 Romanelli Shops ........................    Fee         100         1925           1925       1.500        24,360          98
 Red Bridge Shops (Retail Only) .........    Fee         100         1959           1959      21.592       153,015          97
 Romanelli Annex (Retail Only)               Fee         100         1963           1993       1.000         4,500         100
Shawnee Mission, Kansas
 Westwood Shops .........................    Fee         100         1926           1926       0.626         5,773         100
 Fairway Shops ..........................    Fee         100         1940           1940       3.558        49,582          97
 Prairie Village Shops (Retail Only)         Fee         100         1948           1948      21.375       363,311          97
 Corinth Square Shops ...................    Fee         100         1962           1955      24.987       231,550         100
 Kenilworth Shops .......................    Fee         100         1965           1972       1.788        13,136         100
 Corinth Shops South ....................    Fee         100         1953           1953       6.880        86,390          93
 Trailwood Shops ........................    Fee         100         1968           1972       8.855        57,583         100
 Trailwood III Shops ....................    Fee         100         1986           1972       2.946        25,279          72
 96th & Nall Shops ......................    Fee         100         1976           1981       1.027         7,202         100
 Shannon Valley Shops ...................    Fee         100         1988           1988      11.378        98,127          99
 Oak Park Mall Land Lease ...............    Fee         100         1959           1959     109.000         N/A           100
 Georgetown Market Place ................    Fee         100         1974           1965      12.191       101,613          98
INDUSTRIAL
Kansas City, Missouri
 Bannister Business Center ..............    Fee         100         1985           1985       4.365        32,346          65
Shawnee Mission, Kansas
 Quivira Business Park
   Building A ...........................    Fee         100%        1975           1973       1.695        20,848         100%
   Building B ...........................    Fee         100         1973           1973       2.064        12,960          75
   Building C ...........................    Fee         100         1973           1973       1.589        20,778         100
   Building D ...........................    Fee         100         1973           1973       1.597        20,798          97
   Building E ...........................    Fee         100         1973           1973       2.156        28,797          88
   Building F ...........................    Fee         100         1973           1973       2.346        29,876         100
   Building G ...........................    Fee         100         1973           1973       1.913        21,136         100

                                                                                                                      Percent
                                       Ownership    Company's       Year       Year     Land area       Rentable     leased at
Name/location                           interest    ownership   developed    acquired    (acres)    area (sq. ft)    12/31/97
------------------------------------- ----------- ------------- ----------- ---------- -----------  --------------- ----------
   Building H .......................    Fee           100            1973    1973         2.485         26,060         100
   Southwestern Bell ................    Fee           100            1973    1973         3.127         58,644           0
   Building J .......................    Fee           100            1973    1973         2.953         46,764         100
   Building K .......................    Fee           100            1985    1965         1.179          9,017         100
   Building L .......................    Fee           100            1985    1965         1.223          8,891         100
Urbandale, Iowa
 Meredith Drive .....................    Fee          49.5(1)         1986    1985        13.910        200,000         100
OFFICE
Kansas City, Missouri
 Country Club Plaza (Office only)
   Millcreek Block ..................    Fee           100            1925    1925         N/A           11,463(2)       74
   Balcony Block ....................    Fee           100            1928    1928         N/A           10,096(2)       97
   Esplanade Block ..................    Fee           100            1945    1945         N/A           37,133(2)       92
   Theatre Block ....................    Fee           100            1928    1928         N/A           29,740(2)      100
   Nichols Block ....................    Fee           100            1938    1938         N/A           13,310(2)      100
   Time Block .......................    Fee           100            1945    1945         N/A           25,964(2)       95
 Parkway Building ...................    Fee           100       1906-1910    1955         0.588         26,365(2)       96
 Brookside (Office Only) ............    Fee           100            1919    1919         N/A            6,796(2)      100
 Romanelli Annex (Office Only)           Fee           100            1963    1993         N/A            7,948         100
 Two Brush Creek ....................    Fee           100            1983    1983         1.500         63,325          84
 One Ward Parkway ...................    Fee           100            1980    1980         1.500         54,580(2)       97
 Red Bridge Professional ............    Fee           100            1972    1976         1.428         40,693(2)       95
 Park Plaza .........................    Fee           100            1983    1983         0.952         80,315          99
 4900 Main (includes vacant
   commercial ground) ...............    Fee           100            1986    1985         5.000        182,153         100
 Board of Trade .....................    Fee            49(1)         1966    1966         3.000        147,642(2)       99
 Plaza West (includes vacant
   commercial ground) ...............    Fee          12.5(1)         1988    1989         4.140        257,932          94
 Junior League Building .............    Fee          12.5(1)         1928    1989         0.368          5,400         100
Shawnee Mission, Kansas
 Prairie Village (Office Only) ......    Fee           100            1956    1956         1.500          9,265(2)       51
 Corinth Office Building ............    Fee           100            1960    1984         2.142         45,600(2)      100
 Corinth Executive Building .........    Fee           100            1973    1986         3.638         44,441(2)       98
 Nichols Building ...................    Fee           100            1978    1979         3.941         37,964(2)      100
 Prairie Village Office Center ......    Fee           100            1960    1981         4.443         69,002(2)       90
 Brymar Building ....................    Fee           100            1968    1984         1.500         55,890         100
 7315 Building ......................    Fee           100            1978    1975         4.322         44,441(2)      100
 Fairway West .......................    Fee           100(3)         1983    1948         5.483         67,519          84
 Fairway North ......................    Fee           100(3)         1985    1948         4.141         61,225          93
 Oak Park Bank Building .............    Fee           100            1976    1978         4.038         28,555(2)       97
Des Moines, Iowa
 Terrace Place ......................    Fee            50%(1)        1987    1987         1.500         51,058          63
West Des Moines, Iowa
 Crestwood Building .................    Fee            90(1)         1987    1987         3.208         30,128          89%
 Highland Building ..................    Fee            90(1)         1987    1987         6.120         72,637          86
 Waterford Building .................    Fee            60(1)         1990    1988         4.414         53,459          92
 Edgewater Building .................    Fee            60(1)         1989    1988         8.629        102,400          97
 Veridian Building ..................    Fee            60(1)         1989    1988         7.480         78,115          82
 Sunset Building ....................    Fee            60(1)         1989    1988         1.763         10,727         100
 Norwest Day Care Center ............    Fee            50(1)         1994    1994         1.030          6,500         100
 Wedgewood Building .................    Fee            50(1)         1994    1994         5.170         50,020         100
 Coronado Building ..................    Fee            50(1)         1994    1994         2.500         25,512         100

                                       Ownership   Company's      Year
Name/location                           interest   ownership  developed
------------------------------------- ----------- ----------- -----------
 Bristol Building ...................    Fee           50(1)        1992
 Ashford Building I .................    Fee           50(1)        1993
 Ashford Building II ................    Fee           50(1)        1994
 Augusta Building ...................    Fee           50(1)        1994
 Neptune Building ...................    Fee           85(1)        1986
 Norwest Card Services Building .....    Fee           50(1)        1993
 Norwood Building I .................    Fee           50(1)        1996
 Norwood Building II ................    Fee           50(1)        1996
 Palisade Building ..................    Fee           50(1)        1983
 Cambridge Building .................    Fee           50(1)        1997
 Brookview Building .................    Fee           50(1)        1997
APARTMENTS
Kansas City, Missouri
 Coach House South ..................    Fee          100(3)   1986-1987
 Coach House ........................    Fee          100(3)        1984
 Coach Lamp .........................    Fee          100           1961
 Neptune ............................    Fee          100           1988
 Regency ............................    Fee          100           1960
 Sulgrave ...........................    Fee          100           1967
 Park Lane ..........................    Fee          100           1924
 Plaza North:
   Penn Wick ........................    Fee          100        1960's
   Cole Gardens .....................    Fee          100           1960
   Tama .............................    Fee          100        1960's
   Wornall Road .....................    Fee          100           1918
   Saint Charles ....................    Fee          100           1922
Shawnee Mission, Kansas
 Corinth Gardens ....................    Fee          100           1961
 Kenilworth .........................    Fee          100           1965
 Corinth Place ......................    Fee          100(3)        1987
 Mission Valley .....................    Fee          100           1964
 Corinth Paddock ....................    Fee          100           1973
Johnston, Iowa
 Winwood Apartments .................    Fee           65(1)   1986-1987
REAL ESTATE LOTS AND
MISCELLANEOUS
Shawnee Mission, Kansas
 Whitehorse (Residential) ...........    Fee          100%          1994
 Whitehorse (Unplatted) .............    Fee          100         N/A
 Whitehorse (Commercial &
   Multifamily) .....................    Fee          100         N/A
 Green Meadows ......................    Fee          100      1986-1996
 Lionsgate (Residential-
   under contract) ..................    Fee          100         N/A
 Lionsgate (Commercial) .............    Fee          100         N/A
 Woodsonia (Residential) ............    Fee          100      1985-1996
 Woodsonia (Unplatted) ..............    Fee          100         N/A
 Woodsonia (Commercial and
   Residential) .....................    Fee          100      1985-1996
 Clear Creek ........................    Fee          100         N/A



                                                                                           Percent
                                          Year           Land area           Rentable     leased at
Name/location                           acquired          (acres)        area (sq. ft)    12/31/97
------------------------------------- ------------ --------------------- --------------- ----------
 Bristol Building ...................       1992             5.210             51,400        100
 Ashford Building I .................       1993             3.990             41,400        100
 Ashford Building II ................       1994             4.110             41,400        100
 Augusta Building ...................       1994             4.930             50,800         70
 Neptune Building ...................       1986             6.530             61,430        100
 Norwest Card Services Building .....       1993            35.250            272,490        100
 Norwood Building I .................       1996             4.420             42,400         90
 Norwood Building II ................       1996             4.420             42,400         80
 Palisade Building ..................       1996            18.000            147,215         99
 Cambridge Building .................       1997             5.320             52,400          0
 Brookview Building .................       1997             6.460             60,640          0
APARTMENTS
Kansas City, Missouri
 Coach House South ..................  1986-1987            35.276          489 Units         98
 Coach House ........................       1984             8.930          160 Units         96
 Coach Lamp .........................       1962             8.500          158 Units         96
 Neptune ............................       1988         N/A                 96 Units         98
 Regency ............................       1976             1.150          131 Units         96
 Sulgrave ...........................       1976             1.410          144 Units         95
 Park Lane ..........................       1975             0.300           89 Units        100
 Plaza North:
   Penn Wick ........................       1987             0.150           6 Units         100
   Cole Gardens .....................       1986             0.200           8 Units          88
   Tama .............................       1979             0.140           7 Units          86
   Wornall Road .....................       1968             0.220           17 Units         94
   Saint Charles ....................       1971             0.150           12 Units        100
Shawnee Mission, Kansas
 Corinth Gardens ....................       1995             3.722           52 Units        100
 Kenilworth .........................       1972            17.219          246 Units         97
 Corinth Place ......................       1987             7.888           76 Units         94
 Mission Valley .....................       1972             5.300           89 Units         95
 Corinth Paddock ....................       1995            10.128          126 Units         95
Johnston, Iowa
 Winwood Apartments .................       1985            31.237          418 Units         90
REAL ESTATE LOTS AND
MISCELLANEOUS
Shawnee Mission, Kansas
 Whitehorse (Residential) ...........       1983           33.000(lots)        N/A           N/A
 Whitehorse (Unplatted) .............       1984            76.600             N/A           N/A
 Whitehorse (Commercial &
   Multifamily) .....................       1983            26.600             N/A           N/A
 Green Meadows ......................       1984           85.000(lots)        N/A           N/A
 Lionsgate (Residential-
   under contract) ..................       1989            64.000             N/A           N/A
 Lionsgate (Commercial) .............       1989           109.200             N/A           N/A
 Woodsonia (Residential) ............       1981           51.000(lots)        N/A           N/A
 Woodsonia (Unplatted) ..............       1981            16.450             N/A           N/A
 Woodsonia (Commercial and
   Residential) .....................       1981            67.800             N/A           N/A
 Clear Creek ........................       1981           371.000             N/A           N/A

                                                                                                                        Percent
                                     Ownership     Company's        Year        Year      Land area       Rentable     leased at
Name/location                         interest     ownership    developed     acquired     (acres)    area (sq. ft)    12/31/97
----------------------------------- ----------- --------------- ----------- ------------ -----------  --------------- ----------
Kansas City, Missouri
 Alameda Towers (10
   condominiums for sale) .........    Fee             100       1988-1996        1988    10 Units          N/A          N/A
 54 Rental Houses .................    Fee             100          N/A      1928-1989       10.800         N/A            43%
 Vacant Commercial Land and Land
   Leases .........................    Fee             100            1974   1954-1972       49.400         N/A           100
 Building Lease ...................    Fee             100          N/A           1929        2.928         1,200         100
Lee's Summit, Missouri
 Lakewood Sales Office (includes
   vacant residential land) .......    Fee             100            1975        1993        8.738         1,363         100
Shawnee Mission, Kansas
 Vacant Commercial Land and Land
   Leases .........................    Fee             100       1956-1972   1956-1972      237.790         N/A           100
 Corinth Place Villas (2 rental
   condominiums) ..................    Fee             100            1989        1957        0.267         N/A           100
 Farm House and Buildings .........    Fee             100            1940   1981-1983       N/A            N/A          N/A
Olathe, Kansas
 Land Leases ......................    Fee             100            1960        1995        1.070         N/A           100
Osage City, Kansas
 Manufactured Homes Plant .........    Fee             100(4)         1985        1985       29.800         N/A          N/A
Stone County, Missouri
 Ozark Mountain Village Lots ......    Fee             100       1986-1995        1986       60.000         N/A          N/A
Miami County, Kansas
 810 Acre Farm (Someday, Inc.) ....    Fee             100          N/A           1994      810.000         N/A           100
West Des Moines, Iowa
 Vacant Commercial Land ...........    Fee              50(1)       N/A      1984-1985       44.370         N/A          N/A
 Land Lease .......................    Fee              50(1)       N/A           1984        8.000         N/A          N/A
Urbandale, Iowa
 Vacant Commercial Land ...........    Fee            49.5%(1)      N/A           1985       12.000         N/A          N/A
 Land Lease .......................    Fee              50(1)       N/A           1997        9.550         N/A           100
 Vacant Commercial Land ...........    Fee              50(1)       N/A           1997       31.690         N/A          N/A
St. Petersburg, Florida
 Vacant Land ......................    Fee             100%         N/A           1990        0.100         N/A          N/A
 Women's Tennis Association .......    Fee              50(1)         1990        1990        0.750       133,697          99

---------
(1) The indicated percentage interest in the property reflects the interest of JCN in the entity that owns the property.

(2) This square footage represents useable rather than rentable square footage.

(3) JCN shares 50% of the cash flow from these properties with an outside company providing credit enhancement support related to the financing of these properties.

(4) JCN owns a 99% profit-sharing interest and a 100% loss-sharing interest in the partnership owning this facility.

     In the opinion of management, all properties of JCN listed above are adequately insured.

     JCN's only property that provided 10% or more of total 1997 rental income or 10% or more of the total gross book value of land and building assets of JCN at December 31, 1997 is the Plaza, when the multiple blocks of the Plaza are considered to be a single property.

     The following table summarizes the principal types of business located on the Plaza at December 31, 1997, and the percentage of total square footage occupied by each principal type of business.



         Type of business           % of total square footage
---------------------------------- --------------------------
  Anchor (Department Stores) .....              23%
  Miscellaneous Retail ...........              13
  Office Space ...................              15
  Restaurants and Food ...........              14
  Apparel ........................              11
  Specialty Items ................              10
  Vacant Space ...................               6
  Bookstores .....................               3
  Home Accessories ...............               3
  Art Galleries ..................               2
                                                --
  Total ..........................             100%
                                               ===

     The following table summarizes the Plaza's occupancy rates and average rental rates per square foot (showing only "minimum" rents or rents excluding the percentage component and operating expense recoveries) for the last five years. These figures include both the retail and office portions of the Plaza.



                                               1997       1996       1995       1994       1993
                                            ---------- ---------- ---------- ---------- ----------
       Occupancy Percentage ...............       95%        96%        95%        93%        94%
       Average Rental Rate Per Square Foot
         (Exclusive of Basement Space) ....  $ 12.02    $ 11.45    $ 11.29    $ 10.83    $ 10.20

     The following table sets forth for each of the next ten years and all years thereafter (i) the number of leases on the Plaza that expire in each period; (ii) the square feet covered by such expiring leases (excluding basement space); (iii) the gross annual minimum rent revenue represented by such leases; and (iv) the percentage of total gross annual minimum rent revenue from such expiring leases based on December 31, 1997 rents. No single tenant leases more than ten percent of the total rentable square footage at the Plaza.




                                                                         % of total
                                                                         annualized
                     No. of      Approximate    Annualized minimum      minimum rent
                     leases      leased area        rent under          represented
Date                expiring   in square feet     expiring leases    by expiring leases
------------------ ---------- ---------------- -------------------- -------------------
  1998 ...........      68         124,188         $  1,173,739              10%
  1999 ...........      27         130,791              983,971               8
  2000 ...........      32          84,799            1,564,752              13
  2001 ...........      22          68,752            1,214,220              10
  2002 ...........      17          34,976              736,863               6
  2003 ...........      10          54,793            1,043,162               9
  2004 ...........       9          50,439              859,905               7
  2005 ...........      10          42,920              691,964               6
  2006 ...........       9          43,050              856,334               7
  2007 ...........      10          38,877              512,811               5
  Thereafter .....      17         235,433            2,217,364              19
                        --         -------         ------------              --
  Total ..........     231         909,018         $ 11,855,085             100%
                       ===         =======         ============             ===

     The following table sets forth tax information for the Plaza.



                   Federal        Rate of                                            1997
                  tax basis    depreciation       Method      Life (in years)   property taxes
               -------------- -------------- --------------- ----------------- ---------------
  Plaza ......  $56,208,876      2%-33%      Straight Line         3-40          $ 1,756,154

     JCN is moving forward with three of the projects included in the comprehensive Plaza redevelopment plan (which is supplemented by TIF).

Valencia Place

     Valencia Place, located on the Plaza, will include 270,000 square feet of Class A office space, approximately 80,000 square feet of retail space, and approximately 1,450 new parking spaces. JCN has preleased approximately 100,000 square feet of the office space. JCN anticipates that the cost to build the project will be approximately $64 million, excluding any financing costs. The parking related aspects of the project will be supplemented by a TIF bond providing net proceeds of approximately $21 million. Due to the Merger Agreement, JCN has not secured the additional financing necessary to fund expenditures on this project beyond 1998.


Seville Square

     The restoration of the 90,000 square foot Seville Square building and 735 space parking garage on the Plaza will produce approximately 29,000 additional rentable square feet and an additional 500 parking spaces. The building will be anchored by a 70,000 square foot, 15 screen multiplex theater, a lease for which has been executed. JCN anticipates that the rehabilitation will cost approximately $28 million and will be initially financed by JCN's current cash reserves.


Luxury Apartments

     JCN intends to break ground in 1998 on its 350 unit luxury apartment community located south of the Plaza. JCN anticipates that the cost to build the project will be approximately $48 million, excluding any financing costs. Due to the Merger Agreement, JCN has not secured the financing necessary to advance the project beyond the site preparation phase.


Legal Proceedings

     On April 20, 1995, a shareholder derivative lawsuit was filed in which JCN, each of the then existing members of the JCN Board of Directors, and the Bowser Partnership, an entity controlled by and believed to be wholly owned by the former chief executive officer of JCN, were named as defendants. Among other things, the plaintiffs alleged a breach of fiduciary duties by the then existing directors of JCN and alleged that certain then existing officers of JCN had engaged in insider transactions from which they benefited personally at the expense of JCN. Specifically, the plaintiffs alleged that the former chief executive officer and former chief financial officer of JCN: (i) acquired in a series of transactions certain real property and other assets from JCN without paying fair value therefor; (ii) conveyed real property and other assets to JCN in exchange for assets of far greater value; (iii) caused JCN to make loans and investments unrelated to the business of JCN and intended for their personal benefit; and (iv) failed to disclose to or attempted to conceal certain of the foregoing matters from the other members of the JCN Board of Directors. The other members of the JCN Board of Directors were named as defendants because of their alleged failure to identify and prevent the foregoing actions.

     This litigation was followed by a lawsuit entitled Medina, et al. v. McCarthy, et al. (the "Medina Litigation") and initiated on behalf of the beneficiaries of the ESOT against many of those defendants, including JCN, named in the shareholder derivative lawsuit. The ESOT beneficiaries alleged that the foregoing transactions resulted in damages to them because of the significant interest in common stock of JCN held by the ESOT.

     After completion of an internal investigation by a committee of outside directors of JCN, JCN then filed a lawsuit against many of the defendants named in the shareholder derivative lawsuit. All of such legal actions were consolidated in the United States District Court for the Western District of Missouri (the "Court"), where certain litigants, including JCN, requested, among other things, that the Court rescind certain transactions to which individuals who were then officers or directors of JCN were a party.

     The consolidated litigation ended when JCN and the other parties thereto entered into a Mutual Release and Settlement Agreement dated as of June 30, 1995 ("Settlement Agreement"). The parties to the Settlement Agreement included the shareholders who had initiated the derivative litigation, JCN, the ESOT beneficiaries that had initiated the litigation on behalf of all ESOT participants, all of the individuals who were then directors of JCN, four former directors of JCN who were on the JCN Board of Directors at the time of certain transactions that were, in part, the subject of the litigation, the individuals who were at various times prior to the Settlement Agreement the trustees of the ESOT, certain individuals and entities related to or under the control of the former chief executive officer and former chief financial officer of JCN, and SunChase Capital, Inc. and Realty Capital Company, two outside entities that had entered into a business arrangement with JCN prior to the Settlement Agreement. The provisions of the Settlement Agreement that are material to JCN, and in parenthesis, the impact of each such provision on JCN's recognition of $19.6 million in net litigation settlement expense in 1995 are as follows: (i) JCN received, in total, $6.6 million in cash from the insurance companies providing director and officer liability insurance and a fiduciary policy ($6.6 million income); (ii) JCN agreed to indemnify the then existing directors and former directors for their litigation expenses and JCN agreed to pay all attorneys' fees, costs and expenses incurred on behalf of the shareholders initiating the shareholder derivative litigation and on behalf of the ESOT beneficiaries ($8.1 million expense); (iii) the Bowser Partnership conveyed to JCN 125,242 shares (pre-split) of stock of JCN acquired by that partnership from the ESOT, and the indebtedness owed by the Bowser Partnership to JCN was deemed satisfied (no effect); (iv) all rights of the Bowser Partnership and other entities pursuant to an option agreement entered into with the ESOT were forfeited (no effect);
(v) the former chief executive officer of JCN conveyed to JCN 5,719 shares (pre-split) of stock of JCN ($4.3 million income); (vi) the former chief executive officer of JCN conveyed to JCN 6,508 shares of stock of JCN that were pledged as collateral for an obligation owed to another defendant in the litigation ($4.9 million income), and JCN agreed to pay approximately $6.1 million to acquire such shares ($6.1 million expense); (vii) JCN agreed to pay $3.6 million to the former chief executive officer of JCN ($3.6 million expense), indebtedness owed by such individual or other individuals to JCN or its subsidiaries, in the approximate amount of $8.1 million, was canceled ($5.6 million expense, net of reserves at December 31, 1994 of $2.5 million), and $1.1 million of obligations of JCN to such individuals was cancelled ($1.1 million income); (viii) JCN received title to six properties from an entity controlled by the former chief executive officer of JCN and indebtedness owed to JCN relating to such properties was cancelled (no effect); (ix) JCN received a new secured note in the approximate amount of $1.2 million from an entity affiliated with the former chief financial officer of JCN in replacement of accounts receivable of the same amount (no effect); (x) the former chief financial officer of JCN agreed to provide to JCN the benefits of stock ownership of certain stock of an entity affiliated with JCN (no effect); (xi) JCN agreed to transfer 8,500 shares (pre-split) of stock received from the Bowser Partnership and to pay $2 million to the ESOT or the beneficiaries of the ESOT ($13.1 million expense); (xii) JCN agreed to appoint an independent institutional trustee for the ESOT. The transfers made by the Bowser Partnership pursuant to the Settlement Agreement were deemed appropriate by the parties thereto because of the benefits derived through that entity by the former chief executive officer of JCN.

     A summary of the foregoing litigation settlement expenses is set forth in note 11 to the consolidated financial statements of JCN.

     Except for those involving the ESOT, nearly all transactions, conveyances, payments, and debt extinguishment required by the Settlement Agreement were completed by November 30, 1995. As part of the Settlement Agreement, JCN was given the option to submit to the IRS a request for a private letter ruling on matters related to the ESOT pursuant to the Settlement Agreement. On August 1, 1997 JCN entered into a closing agreement with the Internal Revenue Service. In addition to the payment of 680,000 shares and $2.0 million plus interest, JCN agreed to pay approximately $326,000 to the ESOT as an adjustment to a 1992 dividend allocation. All amounts will be allocated pursuant to the Settlement Agreement and subject to the decision in the Interpleader action (discussed below). JCN also agreed to make a nondeductible payment of $585,000 to the IRS. The IRS agreed, among other things, not to assert that the events that were the subject of the Settlement Agreement disqualified JCN's Employee Stock Ownership Plan ("ESOP") or gave rise to liability for prohibited transaction excise taxes. The IRS also agreed that JCN may deduct in full the value of the settlement payment to the ESOT and that such payment and the method of allocating it will not adversely affect the tax qualification of the ESOP. Additionally, JCN agreed to deposit a portion of the settlement payment (59,413 shares and $58,064, plus accrued interest) with the Court and requested that the Court determine the proper payee or payees. On August 15, 1997, JCN paid to the ESOT and to the Court a total of 679,999 shares of JCN's Common and $2,326,000, plus certain accrued interest (one share was converted to cash).

     On August 29, 1997, JCN filed a Complaint for Interpleader and Declaratory Relief with the Court. The interpleader portion of the complaint seeks the adjudication of competing interests in the 59,413 shares of JCN's common stock and $58,064, plus interest, discussed above. JCN asked the Court to resolve the disagreement among various parties as to whether, pursuant to the Settlement Agreement, the stock and cash should be paid directly to the ESOT or to nine individual defendants named in the interpleader action.

     In the same action, JCN also sought a ruling of the Court regarding whether the Settlement Agreement requires the vesting provisions of the ESOP plan documents to be amended to provide that the Medina Litigation plaintiff class members be 100% vested in the stock and cash allocated in their ESOP accounts pursuant to the Settlement Agreement. JCN named as defendants in this proceeding certain ESOP participants who had raised an issue as to vesting of the Settlement Agreement proceeds. JCN is seeking certification of a defendant subclass consisting of those members of the Medina Litigation plaintiff class who are not 100% vested in their participation accounts in the ESOP.

     In response to such interpleader and declaratory relief action, various defendants in the initial interpleader and declaratory relief action and the original Medina Litigation filed motions to enforce the Settlement Agreement. On October 3, 1997, a group of former JCN employees who were not 100% vested in the ESOP at the time their employment with JCN was terminated filed a motion to enforce the Settlement Agreement. In such motion, the employees requested that the Court hold that all class members are fully vested in the settlement proceeds allocated to their participation accounts in the ESOP. The Court sustained this motion on March 24, 1998. JCN's former chief executive officer and his daughter also filed a motion to enforce the Settlement Agreement and requested that a certain portion of the shares and cash deposited by JCN with the Court be allocated to them in the ESOT or alternatively, be paid to them directly. On April 1, 1998, the Court ruled that the 59,413 shares and the $58,064, plus accrued interest, deposited by JCN with the Court pursuant to the Settlement Agreement be paid outside the ESOT directly to the nine individual defendants named in the interpleader action.

     Four other ESOP participants have filed a separate Motion to Interpret and Enforce the Settlement Agreement and for Preliminary Injunction (the "Participant Motion"). The relief sought by the Participant Motion included:
(i) a request that the Court order JCN to cause an interim appraisal in order to allocate and to distribute stock to eligible ESOP participants in a manner not provided by the ESOP's plan and trust documents at the time of such motion;
(ii) an order enjoining JCN from applying the provisions of its shareholders' rights plan to a sale by the ESOT Trustee of its shares of JCN Common to one party; (iii) an order requiring the 59,413 shares and the $58,064, plus accrued interest, deposited by JCN with the Court to be paid into the ESOT and allocated only to certain ESOP beneficiaries; (iv) an order enjoining the operation of the terms of the ESOP plan documents which provide that upon listing by JCN on an established securities exchange that JCN will no longer have the obligation to pay cash to ESOP participants in exchange for JCN's stock that they may receive from an ESOT distribution. A hearing date on the Participant Motion has not been set.

     JCN filed as a plaintiff on December 22, 1995, a petition against its former attorney, Charles Schleicher, and the law firm of Schleicher Latz, P.C. alleging certain breaches of fiduciary duties and obligations as an attorney and the attorneys for JCN, and alleging certain failures in performance of duties as attorney and attorneys for JCN. The suit against Mr. Schleicher and his law firm was filed in the Circuit Court of Jackson County, Missouri. The Settlement Agreement described above limits the potential recovery realizable by JCN to $2.0 million. The actual amount recovered by JCN, by settlement or otherwise, may be substantially less than such amount. This litigation has not progressed, as the parties have been attempting to settle the matter.

     JCN was named as a defendant in a complaint filed by Petula Associates ("Petula") in December 1996 in the United States District Court for the Western District of Missouri (the "Petula Litigation"). The dispute involves an agreement entered into in 1986 between Petula and JCN for the development of Coach House South Apartments located in Kansas City, Missouri. Petula is seeking reimbursement of approximately $3.9 million, plus interest, for its share of the construction cost overruns which it paid in 1989. Petula has alleged several alternative theories seeking to recover the payment including theories based in fraud and contract. JCN believes it has strong statue of limitations' defenses in addition to other meritorious defenses to the allegations made by Petula. JCN has been granted summary judgment on the contract and breach of fiduciary duty counts and currently has pending before the court a motion for summary judgment on the remaining counts. Trial of the matter is currently scheduled in November 1998.

     A lawsuit was filed on January 8, 1998 by Dennis Wright against JCN, the JCN Board of Directors, and Highwoods (the "Wright Litigation"). The lawsuit is pending in the Circuit Court of Jackson County, Missouri. The plaintiff, a JCN Shareholder, is bringing this lawsuit on behalf of other JCN Shareholders. The relief sought by the plaintiff includes certification of a class, an injunction preventing the Merger, and unspecified damages.

     JCN has a $3.0 million proof of claim in the National Gypsum bankruptcy proceeding pending in United States Bankruptcy Court, Northern District of Texas. Pursuant to such claim, JCN has received payments of $389,000 and $378,000 in 1997 and 1996, respectively. JCN's proof of claim in the National Gypsum bankruptcy is based on tort liability arising from claims relating to the quality of certain materials used in the construction of properties owned by JCN. Total payments received by JCN under the National Gypsum plan of reorganization will not equal the full amount of the proof of claim originally filed by JCN. However, counsel for JCN has advised management that such plan does provide for an additional payment of approximately $389,000 on JCN's claim in 1998. Such payment, if any, will be recorded as income when it is received.

     JCN and its subsidiaries are parties to certain other legal proceedings incident to their business. In the opinion of management, none of these other matters, either individually or in the aggregate, is material to JCN's financial condition or results of operations.


Submission of Matters to a Vote of Security Holders

     No matter was submitted to JCN shareholders in the fourth quarter of 1997.

Market for JCN Common and Related Shareholder Matters

     Although there is currently no established trading market for JCN Common, such shares have for many years been traded over-the-counter very infrequently through inter-broker bulletin board trading under the symbol "NCJC.BB." The data prior to 1997 is high and low bid information reflecting inter-dealer bulletin board prices without retail mark-up, mark-down or commission. These quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions. The data subsequent to 1996 is derived from actual closed transactions.



        1995              High          Low
-------------------- ------------- -------------
  1st Quarter ...... $ 11.41       $  9.38
  2nd Quarter ......  10.31         10.00
  3rd Quarter ...... No Trades     No Trades
  4th Quarter ......  21.88         14.38
  1996                   High           Low
------               -------       --------
  1st Quarter ...... $ 21.06       $ 20.00
  2nd Quarter ......  36.50         32.00
  3rd Quarter ......  34.00         28.13
  4th Quarter ......  31.06         27.00
  1997                   High           Low
------               -------       --------
  1st Quarter ...... $ 34.00       $ 29.00
  2nd Quarter ......  35.50         28.25
  3rd Quarter ......  56.00         37.25
  4th Quarter ......  70.00         51.00

Issuances of JCN Common

     In the first quarter of 1995, JCN contributed the post-split equivalent of 110,000 shares of JCN Common to the ESOT. Pursuant to the Settlement Agreement, on August 15, 1997, JCN issued 59,413 shares of JCN Common to the United States District Court for the Western District of Missouri and issued 620,586 shares to the ESOT. On December 29, 1997, JCN issued 13,152 shares of JCN Common to Mr. Brady upon the exercise by Mr. Brady of a portion of the options granted to him at the time of his employment. Each of the foregoing issuances were made pursuant to the exemption to registration set forth in Section 4(2) of the Securities Act of 1933, as amended. Other than 1,001,696 shares of JCN Common held by the ESOT, the Court and various other shareholders, the 4,619,039 currently outstanding shares of common stock of JCN may be sold pursuant to Rule 144 under the Securities Act. JCN has entered into no agreements to register any shares of JCN Common pursuant to the Securities Act and is not publicly offering, and has not publicly proposed to offer, any shares of JCN Common.

     The Operating Agreement entered into between Kessinger/Hunter and JCN required JCN to make an initial capital contribution of $4,285,714 in cash. The Operating Agreement provides Kessinger/Hunter the right to use that cash to buy a call right granting to the LLC the right to require JCN to issue to the LLC 76,530 shares of JCN Common (the "Call Right"). Kessinger/Hunter provided notice to JCN of its intention to purchase the Call Right, and that purchase occurred on February 27, 1998. The Operating Agreement grants to Kessinger/Hunter authority to decide whether to exercise the Call Right and such right was exercised by notice given to JCN on March 18, 1998. Accordingly, JCN issued 76,530 shares of JCN Common to the LLC.


Dividend Policy

     Prior to 1995, JCN typically declared and paid an annual cash dividend of $10.00 on each share of JCN Common (or approximately $.125 per post-split share). No dividend was declared on JCN Common in 1995, 1996 or 1997. The JCN Board of Directors has not determined if, when or in what amount future dividends will be declared or paid. JCN is not currently under any dividend payment prohibition or restriction.

Selected Financial Data

     The following selected financial information has been derived from JCN's audited consolidated financial statements for each of the five consecutive years ended December 31, 1997. The information set forth below for 1993 is based on JCN's audited financial statements for that year. Note, however, that JCN's prior auditor qualified its report on the consolidated financial statements for the year ended December 31, 1993 as a result of its inability to obtain sufficient evidence to evaluate whether certain capitalized cost balances for JCN's Bay Plaza assets as of December 31, 1993 were in excess of recoverable amounts. "Bay Plaza" is a project for the redevelopment and construction of parking, commercial and retail facilities in St. Petersburg, Florida. JCN has since sold substantially all Bay Plaza assets. Per share amounts for years prior to 1997 have been restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share."



                                                                      For the years ended December 31,
                                                     ------------------------------------------------------------------
                                                          1997          1996          1995        1994         1993
                                                     ------------- -------------- ----------- ----------- -------------
                                                                   (in thousands, except per share data)
      Operating Results
      Sales and revenues ...........................   $  97,859     $  132,628    $  99,305   $  94,213    $  96,204
      Selling, general and operating expenses ......      44,654         45,394       45,952      43,203       44,615
      Interest expense .............................      22,333         23,466       27,862      27,049       26,693
      Income (loss) before income taxes and
       extraordinary gain ..........................      12,064         44,652      (16,498)    (44,698)          26
      Income (loss) before extraordinary gain ......      19,386         27,902      (10,752)    (43,670)         510
      Net income (loss) ............................      19,386         27,902      (10,752)    (14,534)         510
      Per Share Data (Basic):
       Income (loss) before extraordinary gain .....         4.63           5.75       (0.74)      (2.89)         0.04
       Net income (loss) ...........................         4.63           5.75       (0.74)      (0.96)         0.04
       Dividends ...................................          --             --           --         0.13         0.13
      Per Share Data (Diluted):
       Income (loss) before extraordinary gain               4.47           5.62       (0.74)      (2.89)         0.04
       Net income (loss) ...........................         4.47           5.62       (0.74)      (0.96)         0.04
       Dividends ...................................          --             --           --         0.13         0.13


                                                                       At December 31,
                                                 -----------------------------------------------------------
                                                     1997        1996        1995        1994        1993
                                                 ----------- ----------- ----------- ----------- -----------
                                                                       (in thousands)
      Financial Position
      Total properties .........................  $ 180,681   $ 220,133   $ 229,524   $ 244,105   $ 239,008
      Total assets .............................    297,774     320,327     328,695     350,302     362,112
      Mortgage indebtedness ....................    288,553     309,188     326,349     339,881     327,354
      Treasury stock ...........................    145,978     117,427     117,427      14,582      23,058
      Total shareholders' equity (deficit) .....    (26,173)    (28,606)    (36,725)    (25,821)    (31,568)

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Overview

     JCN's operating results depend primarily upon income from the rental of its retail, office, industrial, and residential properties. This income is substantially influenced by the demand for JCN's rental space in the Kansas City metropolitan area and, to a lesser degree, the Des Moines, Iowa metropolitan area. The ability of JCN to increase its rental income is dependent upon its ability to increase either or both of its occupancy rates and rental rates, control expenses on its existing properties, and to acquire or develop additional rental properties.

     JCN's operating results are also dependent on the demand for lots in its residential subdivisions. Demand for these lots is influenced by a number of factors, including population growth in the Kansas City metropolitan area, availability of existing housing stock, interest rates, tax rates, and the number and financial health of home builders in the area.

     JCN's primary markets in the midwest have continued to offer strong and stable local economies. Management believes this will continue and the markets will offer attractive acquisition and development opportunities because of their central location, established business and industrial base, skilled work force, and moderate labor cost.

     At December 31, 1997, the occupancy rate for JCN's retail properties was 97%, 94% for its office properties, 77% for its industrial properties (which includes one unoccupied building that represents approximately 17% of JCN's total industrial space) and 97% for its multi-family residential properties.


Results of Operations

     Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996


     Summary. Net income decreased by $8.5 million in 1997 to $19.4 million primarily as a result of the absence of gains from disposition of JCN's marketable equity securities portfolio, partially offset by lower income tax expense in 1997. The change in several other income statement line items also contributed to the $8.5 million decrease as detailed below.

     Rents. Rental income decreased by $1.8 million (2.3%) to $78.1 million in 1997. This decrease was primarily due to the absence of $3.0 million in rental income from JCN's leasehold interest in the Raphael Hotel of San Francisco (as the underlying lease expired in the third quarter of 1996) and a $1.4 million decrease in rental income related to four properties sold (three in the third quarter of 1997 and one in the fourth quarter of 1996). These decreases were offset by an increase in rental income of $1.2 million related to two of JCN's office buildings that were substantially vacant during the first half of 1996 while JCN made significant tenant improvements for new tenants that are now leasing all of the vacant space in those buildings. The remainder of the $1.4 million increase is due primarily to improved rents in JCN's office, retail, and apartment properties.

     Property Sales. Property sales primarily represent sales of residential lots in subdivisions developed by JCN, sales of condominiums in the Alameda Towers project, and sales of villas in the Corinth Place Villas project. Property sales increased by $514,000 (7.8%) to $7.1 million in 1997 and included lot sales of $4.3 million (including $1.2 million that was recognized pursuant to JCN's change in accounting method from recording lot sales on an "as closed" basis to recording lot sales on an "as sold" basis), condominium sales of $2.6 million, and villa sales of $169,000. Property sales of $6.6 million in 1996 included $2.8 million of lot sales (also $2.8 million using an "as sold" basis), condominium sales of $2.9 million and villa sales of $945,000.

     Dividends and Interest. Dividends were received on marketable equity securities held for investment purposes prior to March 31, 1996. Interest income is received on JCN's cash and cash equivalents, temporary investments and notes receivable. Interest income fluctuates with interest rates, the level of JCN's excess cash, and the level of notes receivable. Dividends and interest income increased $1.1 million (23.9%) to $5.7 million in 1997. This increase is primarily due to the higher average balances of cash and notes receivable outstanding during 1997.

     Gains on Sales of Investments and Other Assets. Gains on sales of investments and other assets represent gains associated with the sales of revenue-producing properties, property held for future development, marketable equity securities, and other assets used in the business. These gains fluctuate with the volume of asset dispositions and the magnitude of the difference between sales proceeds and carrying value. In the first quarter of 1996, JCN liquidated its entire investment in marketable equity securities for $38.6 million, recognizing a pre-tax gain of approximately $33.0 million. The remainder of the gains in 1996 were primarily due to the sale of an industrial park. The gains in 1997 were primarily due to the sale of two shopping centers, one office property (two buildings), the majority of the Bay Plaza properties and vacant ground.

     Equity in Earnings of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates represents JCN's proportionate share of earnings of affiliates in which JCN's ownership is 50% or less. This line item increased $942,000 to $1.6 million in 1997. The increase is primarily due to increased gains of $613,000 on pad sites sold by JCN's Iowa partnerships.

     Other. Other represents miscellaneous revenues of JCN. Other revenue decreased by $3.1 million in 1997 to $1.6 million. This decrease resulted primarily from a $4.6 million payment recognized as income in 1996 pursuant to a Resolution Agreement with JCN's prior auditor, reduced by certain expenses totaling $1.4 million (See comments in "Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995" for additional details). In addition, JCN received approximately $389,000 and $378,000 in 1997 and 1996, respectively, as a result of a claim it filed in the National Gypsum bankruptcy proceeding now pending in the United States Bankruptcy Court. JCN received notice that in 1998 it may receive an additional $389,000 in satisfaction of such claim. The actual amount and date of any such payment is uncertain and therefore will not be recorded until received.

     Selling, General and Operating Expenses. Selling, general and operating expenses represent the expenses directly associated with operating JCN's real estate assets and expenses that are considered to be overhead. These expenses decreased by $740,000 (1.6%) to $44.7 million in 1997, principally due to the absence of $1.4 million of costs to secure a new management team and the absence of $2.9 million in expenses related to the operation of the Raphael Hotel of San Francisco due to the expiration of the underlying lease. In addition, selling, general and operating expenses related to four sold properties decreased by $373,000. These reductions were partially offset by unusual expenses in 1997 of $1.3 million for severance costs relating to the outsourcing of certain functions and $1.9 million in costs related to the proposed merger with a wholly-owned subsidiary of Highwoods. The remainder of the $733,000 increase over 1996 is due primarily to increased operating costs of Des Moines, Iowa area properties.

     Cost of Property Sales. Cost of property sales represents JCN's cost basis in residential lots, condominium units, and villas sold during the year. The cost of property sales is a function of the number of lots, condominium units, and villas sold and their underlying cost basis. Cost of property sales increased by $163,000 (3.2%) in 1997 to $5.3 million. Cost of property sales in 1997 included lot cost of sales of $2.6 million (including $696,000 that was recognized pursuant to JCN's change in accounting method from recording sales on an "as closed" basis to recording sales on an "as sold" basis), condominium cost of sales of $2.6 million and villa cost of sales of $154,000. Cost of property sales for 1996 included lot cost of sales of $1.7 million (also $1.7 million on an "as sold" basis of recording lot sales), condominium cost of sales of $2.6 million and villa cost of sales of $923,000. The gross margin percentage on lot sales was 40% for 1997 and 1996. The gross margin percentage on condominium sales was 3% for 1997 and 11% for 1996. The decrease in gross margin percentage on condominium sales in 1997 resulted from JCN incurring greater finishing costs in 1997 than in 1996.

     Interest Expense. Fluctuations in interest expense occur due to the level of JCN's interest bearing indebtedness and the effect changes in interest rates have on JCN's variable rate indebtedness. Interest expense declined by $1.1 million (4.8%) to $22.3 million in 1997 primarily due to the lower average balance of outstanding indebtedness in 1997.

     Depreciation and Amortization. Depreciation of JCN's revenue producing properties is computed using the straight-line method over the estimated useful lives of the assets, generally seven to thirty-one years. Depreciation expense fluctuates to some degree as properties are bought and sold. In addition, certain financing charges and certain lease related costs are amortized over the term of the associated loan or lease as applicable. The decrease of $471,000 (3.4%) to $13.5 million in 1997 is primarily due to property sales and older fixed assets becoming fully depreciated.

     Income Tax Expense (Benefit). The $24.1 million change in income tax expense (benefit) from the $16.8 million expense in 1996 to the income tax benefit of $7.3 million in 1997 is due primarily to the decrease in income tax expense from operations of $12.3 million and the recognition of a net $11.8 million income tax benefit relating to the issuance of shares of common stock to the ESOT and to a Court pursuant to the Settlement Agreement, as described in "Legal Proceedings" above.

     As discussed in Note 7 to JCN's consolidated financial statements, JCN filed its 1996 income tax returns reflecting a net operating loss primarily attributable to a $103 million deduction for losses of principal and accrued interest arising from notes and accounts receivable to JCN from its ESOT and from a limited partnership owned by JCN's former president. The IRS may reject all or a portion of such claimed losses, and there is no assurance JCN will ultimately prevail on all or any portion of such claimed losses. Accordingly, JCN may not receive all or any portion of the benefits that result from such claimed losses.

     Management of JCN has been advised by counsel that such counsel believes the claimed losses to be valid. Discussions with respect to JCN's position have been held with representatives of the IRS, who are conducting an examination of JCN's returns for the years 1989 through 1995.

     To the extent allowed, the loss would be used first to file for a refund of taxes paid previously after offsetting deficiencies that may be proposed by the IRS in connection with its examination (JCN believes it has previously provided sufficient tax reserves for financial reporting purposes to cover any such deficiencies); second, the balance remaining, if any, could be used to offset the recognition of gains in future years that had occurred but were unrecognized prior to a "change in control," as defined in Section 382 of the Internal Revenue Code; and finally, after such offset, any remaining amount may be available annually to reduce other taxable income, subject to limitations set forth in Section 382.

     Consistent with the requirements of generally accepted accounting principles, none of this potential impact is reflected in JCN's consolidated financial statements due to its uncertainty.


  Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

     Summary. Net income increased by $38.7 million in 1996 from a net loss of $10.8 million in 1995 to net income of $27.9 million primarily as a result of the gains from disposition of JCN's marketable equity securities portfolio, the absence of litigation settlement expense in 1996, increased other income, and lower interest expense.

     Rents. Rental income increased by $60,000 to $79.9 million in 1996. This increase occurred even though one of JCN's larger office buildings was substantially vacant during the first half of 1996 while JCN made significant tenant improvements for a new tenant that is now leasing all of the vacant space. This vacancy resulted in a $1.8 million reduction in rental income in 1996. Rental income from JCN's leasehold interest in the Raphael Hotel of San Francisco decreased by $489,000 due to the expiration of the underlying lease. As a result of apartment properties obtained pursuant to the Settlement Agreement, rental income increased by approximately $700,000 in 1996. The remainder of the $1.6 million increase is due primarily to $200,000 of certain nonrecurring items and $1.4 million in improved rents on JCN's office, retail, and apartment properties.

     Property Sales. Property sales increased by $576,000 (9.5%) to $6.6 million in 1996 and included lot sales of $2.8 million, condominium sales of $2.9 million, and villa sales of approximately $945,000. Property sales of $6.0 million in 1995 included $3.5 million of lot sales and condominium sales of $2.5 million.

     Gains on Sales of Investments and Other Assets. In early 1996, JCN liquidated for $38.6 million its entire investment in marketable equity securities held at December 31, 1995, recognizing a pre-tax gain of approximately $33.0 million. The remainder of the gains in 1996 were primarily due to the sale of an industrial park.

     Equity in Earnings of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates increased $540,000 to $697,000 in 1996. The increase is primarily due to $324,000 of gains on pad sites sold by JCN's Iowa partnerships in 1996. Earnings from JCN's investment in J.C. Nichols Real Estate increased by $255,000 in 1996 as a result of a record year in its sales volume and net income.

     Other. Other increased by $3.4 million in 1996 to $4.7 million. This increase resulted primarily from a $4.6 million payment received by JCN from its prior auditor, Deloitte & Touche LLP, pursuant to an agreement (the "Resolution Agreement") in which the prior auditor denied any wrongdoing or fault and agreed to resolve disagreements that arose out of circumstances that were the subject of the Settlement Agreement. The $4.6 million payment was reduced by certain expenses to reduce to $3.2 million the amount of income recognized by JCN as a result of such payment. Furthermore, in the Resolution Agreement JCN agreed to indemnify its prior auditor and various affiliates and related persons thereof, in an amount up to $2.5 million, from a broad range of losses and claims that may be incurred by such prior auditor as a result of its relationship with JCN. However, management of JCN currently believes the occurrence of a material reduction to the $3.2 million in recognized income is remote. In addition, JCN received approximately $378,000 as a result of a claim it filed in the National Gypsum bankruptcy proceeding now pending in the United States Bankruptcy Court.

     Selling, General and Operating Expenses. Selling, general and operating expenses decreased by $558,000 (1.2%) to $45.4 million in 1996, principally due to a decline of $2.3 million in operating expenses of the discontinued Bay Plaza project, a decline of $827,000 in expenses related to the operation of the Raphael Hotel of San Francisco due to the expiration of the underlying lease, and $400,000 of nonrecurring items. These reductions were partially offset by additional costs of $1.4 million incurred to secure a new management team, and additional operating expenses of $255,000 related to apartment properties obtained in the Settlement Agreement. The remainder of the $1.3 million increase over 1995 is due primarily to increased overhead (primarily legal and professional fees) and property operating costs.

     Cost of Property Sales. Cost of property sales increased by $1.2 million (30.9%) in 1996 to $5.2 million. Cost of property sales in 1996 included lot cost of sales of $1.7 million, condominium cost of sales of $2.6 million and villa cost of sales of $923,000. Cost of property sales in 1995 included lot cost of sales of $2.3 million and condominium cost of sales of $1.6 million. The gross margin percentage on lot sales was 40% in 1996 as compared to 33% in 1995. The increase in gross margin percentage on lot sales in 1996 resulted from a change in sales mix, as 1996 sales contained a larger percentage of sales from higher margin subdivisions. The gross margin percentage on condominium sales was 11% in 1996, as compared to 37% in 1995. The decrease in gross margin percentage on condominium sales in 1996 resulted from JCN incurring greater finishing costs on condominium sales in 1996 than in 1995. The gross margin percentage on villa sales in 1996 was approximately 2%.

     Interest Expense. Interest expense declined by $4.4 million (15.8%) to $23.5 million in 1996. The primary reasons for this decline are the pay-down or pay-off of certain notes and mortgages during 1996 of approximately $16 million in addition to normal principal amortization, and the restructuring of a mortgage note as discussed in Note 5 to JCN's consolidated financial statements.

     Employee Stock Ownership Trust Contribution. JCN maintains an ESOT to which it has the right to make annual contributions in amounts determined by the Board of Directors. JCN made no contributions during 1996.

     Valuation Allowances. JCN's assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset is in excess of its net realizable value. If the carrying value of an asset is determined, in the opinion of management, to be in excess of its net realizable value, a charge to expense is recognized in the form of a valuation allowance. No valuation allowances were recorded in 1996.

     Litigation Settlement. In 1995, JCN recorded a one time charge of $19.6 million as "Litigation Settlement" in its consolidated statement of operations as a result of the Settlement Agreement. The circumstances leading to and the impact of the Settlement Agreement are described in "Legal Proceedings" above and in Note 11 "Litigation and Settlements" of JCN's consolidated financial statements.


  Comparison of the Three Months Ended March 31, 1998 to the Three Months Ended March 31, 1997

     Summary. Net income increased by $516,000 (32.5%) from $1.6 million for the three months ended March 31, 1997 to $2.1 million for the three months ended March 31, 1998. This net increase is due to changes in several income statement line items that are explained below.

     Rents. Rental income decreased by $302,000 (1.5%) from $20.0 million for the three months ended March 31, 1997 to $19.7 million for the three months ended March 31, 1998 primarily due to a $1.1 million decrease in rental income related to three properties that were sold during the third quarter of 1997. This decrease is partially offset by a $771,000 increase due to improved rents in JCN's office, retail, and apartment properties.

     Property Sales. Property sales primarily represent sales of residential lots in subdivisions developed by JCN, sales of condominiums in the Alameda Towers project, and sales of villas in the Corinth Place Villas project. Property sales decreased by $126,000 (9.4%) from $1.3 million for the three months ended March 31, 1997 to $1.2 million for the three months ended March 31, 1998 and included lot sales of $820,000 and condominium sales of $401,000. During the third quarter of 1997, JCN changed its accounting method from recording lot sales on an "as closed" basis to recording lot sales on an "as sold" basis. The lot sales recorded in the first quarter of 1997 are on an "as closed" basis. Property sales of $1.3 million for the three months ended March 31, 1997 included lot sales of $518,000 ($666,000 on an "as sold" basis) condominium sales of $660,000 and villa sales of $169,000.

     Gains on Sales of Investments and Other Assets. Gains on sales of investments and other assets represent gains associated with the sales of revenue-producing properties, property held for future development and other assets used in the business. These gains fluctuate with the volume of asset dispositions and the magnitude of the difference between sales proceeds and carrying value. The $586,000 gain for the three months ended March 31, 1998 is primarily due to the disposition of certain construction and maintenance equipment that was no longer necessary to service JCN's real estate portfolio.

     Equity in Earnings (Losses) of Unconsolidated Affiliates. Equity in earnings of unconsolidated affiliates represents JCN's proportionate share of earnings of affiliates in which JCN's ownership is 50% or less. This line item increased $131,000 from a $77,000 loss for the three months ended March 31, 1997 to $54,000 in income for the three months ended March 31, 1998. The increase is primarily due to earnings generated by new office buildings that were constructed and/or leased up during 1997 by the Iowa partnerships in which JCN is a partner.

     Other. Other represents leasing commissions and property management fees generated from JCN's third party real estate brokerage and management services, royalties, minority interest in losses and other miscellaneous revenues. Other decreased by $130,000 from $378,000 for the three months ended March 31, 1997 to $248,000 for the three months ended March 31, 1998 primarily due to JCN transferring its third party real estate brokerage and management services business to Kessinger/ Hunter and Company, L.C., an unconsolidated affiliate.

     Selling, General and Operating Expenses. Selling, general, and operating expenses (S,G, & O) represent the expenses directly associated with operating JCN's real estate assets and expenses that are considered to be overhead. These expenses increased by $533,000 (5.4%) from $9.9 million for the three months ended March 31, 1997 to $10.4 million for the three months ended March 31, 1998, principally due to the three months ended March 31, 1998 containing approximately $1,100,000 of expenses related to JCN's proposed merger with a wholly-owned subsidiary of Highwoods Properties, Inc. This increase was partially offset by the absence of $307,000 of operating expenses related to the three properties that were sold during the third quarter of 1997.

     Cost of Property Sales. Cost of property sales represents JCN's cost basis in residential lots, condominium units, and villas sold during the year. The cost of property sales is a function of the number of lots, condominium units, and villas sold and their underlying cost basis. Cost of property sales decreased by $234,000 (21.1%) from $1.1 million for the three months ended March 31, 1997 to $873,000 for the three months ended March 31, 1998 and included lot cost of sales of $450,000 and condominium cost of sales of $423,000. Cost of property sales for the three months ended March 31, 1997 included lot cost of sales of $342,000 ($448,000 on an "as sold" basis), condominium cost of sales of $623,000 and villa cost of sales of $142,000. The gross margin percentage on lot sales was 45.1% for the three months ended March 31, 1998 as compared to 34.2% for the three months ended March 31, 1997. The increase in gross margin percentage on lot sales for the three months ended March 31, 1998 resulted from JCN achieving higher average prices while keeping average lot costs at a level consistent with the prior year. The gross margin percentage on condominium sales was (5.5%) for the three months ended March 31, 1998, as compared to 5.6% for the three months ended March 31, 1997. The decrease in gross margin percentage on condominium sales for the three months ended March 31, 1998 resulted from JCN incurring greater finishing costs on condominium sales for the three months ended March 31, 1998 than for the three months ended March 31, 1997.

     Interest Expense. Fluctuations in interest expense occur due to the level of JCN's interest bearing indebtedness and the effect changes in interest rates have on JCN's variable rate indebtedness. Interest expense declined by $423,000 (7.2%) from $5.8 million for the three months ended March 31, 1997 to $5.4 million for the three months ended March 31, 1998 primarily due to the lower average balance of outstanding indebtedness during the three months ended March 31, 1998.

     Depreciation and Amortization. Depreciation of JCN's revenue-producing properties is computed using the straight-line method over the estimated useful lives of the assets, generally seven to thirty-one years. Depreciation expense fluctuates to some degree as properties are bought and sold. In addition, certain financing charges and certain lease related costs are amortized over the term of the associated loan or lease as applicable. The decrease of $479,000 (14.2%) from $3.4 million for the three months ended March 31, 1997 to $2.9 million for the three months ended March 31, 1998 is primarily due to property sales and older fixed assets becoming fully depreciated.


Liquidity and Capital Resources

     Net cash provided by operating activities, permanent mortgage financing, and short term notes payable to banks represent JCN's primary sources of liquidity to fund recurring capital costs associated with renovating and renewing leases of JCN's properties, payments on JCN's outstanding indebtedness, and distributions to shareholders. In April 1997, JCN renewed its $10 million unsecured line of credit with Commerce Bank, N.A. (Kansas City, Missouri) bearing interest at the prime rate. At December 31, 1997, there were no outstanding borrowings on this line of credit.

     Management anticipates that cash generated before debt payments and capital expenditures, together with the bank line of credit, will provide adequate liquidity to conduct JCN's operations, fund its recurring capital costs and interest expense, and permit normal amortization payments on outstanding indebtedness.

     JCN is in the process of developing two of the projects included in JCN's comprehensive Plaza redevelopment plan. These projects are to be supplemented by TIF. JCN will be able to fund the projects through 1998 with working capital and the proceeds of a TIF bond. However, due to the proposed merger with a wholly-owned subsidiary of Highwoods, JCN has not secured the additional financing necessary to fund expenditures on these two projects or meet other cash needs in 1999 and thereafter.

     At December 31, 1997, the total of JCN's consolidated debt was $301.5 million. Such amount, with certain exceptions discussed below, bears interest at rates ranging from 3.9% to 10.5%. Of JCN's consolidated debt at that date, approximately $13.0 million was a note payable and $288.5 million was mortgage indebtedness. Approximately $256.7 million of JCN's $288.5 million of mortgage indebtedness at December 31, 1997, was nonrecourse to JCN. By including JCN's percentage interest in the indebtedness of unconsolidated subsidiaries and excluding the minority interest percentage in the indebtedness of consolidated subsidiaries of JCN, the interest-bearing debt of JCN at December 31, 1997 would be $319.4 million.

     Of JCN's $301.5 million in consolidated debt at December 31, 1997, approximately $224.6 million accrued interest at fixed rates, $72.9 million was floating rate debt of various types and $4.0 million was non-interest bearing (see below). Interest expense of JCN in future periods may be expected to fluctuate with short term interest rates.

     As discussed in Note 5 to JCN's consolidated financial statements, JCN has restructured two debt agreements. At December 31, 1997, JCN has classified as mortgage indebtedness approximately $10.0 million in debt that will be forgiven if JCN complies with certain conditions established by the lenders. The $10.0 million in forgiven debt is being amortized into income over the life of the mortgages through monthly reductions to interest expense. This amortization reduces the effective rate to JCN on restructured debt to approximately 3% for financial reporting purposes. This treatment is in compliance with generally accepted accounting principles as the sum of the future undiscounted debt service payments exceeded the face value of the debt obligations at the time of the restructurings.

     Also, as discussed in Note 5 to JCN's consolidated financial statements, certain agreements to which JCN is a party provide for a 50% sharing of positive and negative cash flows from operations and certain capital expenditures. Interest expense recognized for such sharing arrangements was $622,000, $929,000, $479,000 for the years ended December 31, 1997, 1996 and
1995, respectively. In addition, at December 31, 1997 and 1996, mortgage indebtedness includes a non-interest bearing preference item of $4.0 million related to these agreements. JCN's liability is contingent upon certain conditions being met upon the sale or refinancing of the mortgaged properties.

     The ESOT currently holds 1,390,003 shares of JCN's common stock. Until such time as shares distributed by the ESOT to its beneficiaries can be readily traded on an established securities market, JCN is obligated to repurchase such shares for a specified period of time at a price determined by a qualified appraiser (the "Put Option"). The most recent appraisal of the JCN Common held by the ESOT was made as of October 31, 1997 and established a price of $61.00 per share.

     If JCN remains obligated by the Put Option, JCN's liquidity could be constrained. Given expected retirement trends, management expects it can meet anticipated stock repurchase requirements with funds generated from operations, selling its securities or additional borrowings.

     On January 29, 1997, JCN purchased all outstanding shares of JCN Common then owned beneficially and of record by AHI Metnall L.P. ("AHI"). Additionally, Mr. John Simon and Mr. James W. Quinn, who are affiliated with AHI, resigned as directors of JCN.

     JCN paid consideration of $27.25 per share, or a total of $25.9 million for the 948,880 shares of JCN Common owned by AHI. The purchase price for the stock held by AHI was based on a negotiated price within the range of trades in the fourth quarter of 1996, which trades were between $27 and $31.06 per share. At the closing, JCN delivered to AHI $12.8 million in cash (which included approximately $39,000 of interest) and executed a promissory note in the amount of $13.0 million (which reflected a $57,500 reduction for certain expenses), bearing interest at a rate of eight percent (8%) per annum with interest only payable quarterly. That promissory note is secured by the pledge of a mortgage receivable and real property, and is due on January 29, 1999.

     The Operating Agreement entered into between Kessinger/Hunter and JCN, and by which the LLC was formed, required JCN to make an initial capital contribution of $4,285,714 in cash. That capital contribution was made on January 2, 1998. Kessinger/Hunter had the right to determine the use of such cash, and it decided to pay such cash to JCN in exchange for the Call Right. As a result, the $4,285,714 was paid back to JCN on February 27, 1998 in exchange for the Call Right.


  Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996

     Net cash provided by operating activities decreased by $2.9 million to $26.8 million in 1997. The primary reasons for such decrease are discussed above under "Results of Operations."

     Net cash flows used in investing activities increased by $3.6 million in 1997 to $8.2 million which amount was principally a result of issuing an additional $19.5 million of notes receivable and investing $11.3 million for additions to revenue-producing properties. These investments were substantially offset by the decrease in temporary investments of $2.4 million, the receipt of $9.1 million of payments on notes receivable, sales of capital assets of $9.6 million and proceeds from the return of capital from unconsolidated affiliates of $1.4 million. In 1996, JCN's net cash used in investing activities of approximately $4.6 million was principally a result of increasing temporary investments a net $40.4 million, issuing an additional $6.6 million of notes receivable and investing $8.3 million for additions to revenue-producing properties. These investments were substantially offset by the receipt of $8.8 million of payments on notes receivable, sales of capital assets of $3.1 million and proceeds from the sale of marketable equity securities of $38.6 million.

     Net cash used by financing activities decreased by $785,000 in 1997 to $17.1 million. The principal uses of cash in financing activities in 1997 were treasury stock purchases of $13.5 million and a net reduction of mortgage and notes payable indebtedness of $3.6 million. In 1996 JCN's net cash used in financing activities of $17.9 million resulted from a net reduction of mortgage and notes payable indebtedness.


  Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

     Net cash provided by operating activities increased by $7.7 million to $29.7 million in 1996. The primary reasons for such increase are discussed above under "Results of Operations."

     Net cash flows used in investing activities increased by $2.8 million in 1996 to $4.6 million which amount was principally a result of increasing temporary investments a net $40.4 million, issuing an additional $6.6 million of notes receivable and investing $8.3 million for additions to revenue-producing properties. These investments were substantially offset by the receipt of $8.8 million of payments on notes receivable, sales of capital assets of $3.1 million and proceeds from the sale of marketable equity securities of $38.6 million. In 1995, JCN's net cash used in investing activities of approximately $1.7 million was principally a result of issuing an additional $6.2 million of notes receivable, investing $7.9 million for additions to revenue-producing properties and purchasing $3.0 million of marketable equity securities. These investments were substantially offset by the receipt of $6.9 million of payments on notes receivable, sales of capital assets of $5.3 million, and the maturing of marketable securities of $2.4 million.

     Net cash used by financing activities decreased by $9.4 million in 1996 to $17.9 million. The principal use of cash in financing activities in 1996 and 1995 was a net reduction of mortgage and notes payable indebtedness of $17.9 million and $22.8 million, respectively.


  Comparison of Three Months Ended March 31, 1998 to Three Months Ended March 31, 1997

     Net cash provided by operating activities decreased by $6.8 million from $8.4 million for the three months ended March 31, 1997 to $1.6 million for the three months ended March 31, 1998. The primary reasons for such decrease include higher net cash outflows from the payment of accounts payable and accrued expenses, lower cash inflows from the collection of income taxes receivable and accounts receivable, and other operating income factors discussed above under "Results of Operations."

     Net cash flows provided by investing activities decreased by $6.7 million from $9.8 million for the three months ended March 31, 1997 to $3.1 million for the three months ended March 31, 1998. The $3.1 million of net cash flow provided by investing activities was principally a result of decreasing temporary investments a net $9.1 million and receiving $2.3 million of payments on notes receivable. These receipts were substantially offset by the investment in unconsolidated affiliates of $4.3 million, the $2.0 million in additions to revenue-producing properties, and the issuance of $1.9 million of notes receivable. For the three months ended March 31, 1997, the Company's net cash provided by investing activities of approximately $9.8 million was principally a result of decreasing temporary investments $9.7 million and receiving $1.8 million in payments on notes receivable. These receipts were partially offset by investments of $1.5 million for additions to revenue-producing properties.

     Net cash provided by financing activities increased by $17.8 million from ($14.8) million for the three months ended March 31, 1997 to $3.0 million for the three months ended March 31, 1998. The $3.0 million of net cash provided by financing activities for the three months ended March 31, 1998 was principally a result of issuing $4.3 million of common stock, partially offset by a $1.4 million reduction in mortgage indebtedness. For the three months ended March 31, 1997, the Company's net cash used in financing activities of $14.8 million was principally a result of purchasing $12.8 million of treasury stock and reducing mortgage indebtedness $2.0 million.


Earnings before Interest, Taxes Depreciation, and Amortization

     It is management's intent to apply the majority of JCN's operating cash flows to reduce indebtedness and to improve and increase JCN's portfolio of revenue-producing properties. JCN is organized as a "Subchapter C" corporation and as such pays income taxes on its taxable income and is generally not subject to distribution requirements based on net income. Management believes that JCN's core operations are best measured by its earnings before interest and dividend income, interest expense, income taxes, depreciation and amortization, gains or losses from debt restructuring and sales of assets, valuation allowances, and after adjustments needed to similarly convert the earnings of minority interests and unconsolidated partnerships. Earnings, as so computed, are referred to herein as "EBITDA". This is a supplemental performance measure used along with net income to report operating results. EBITDA is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBITDA is not necessarily indicative of cash available to fund operating needs and should not be considered as an alternative to cash flow as a measure of liquidity. However, JCN believes that EBITDA provides relevant information about its operations and, along with net income (loss), facilitates understanding of its operating results. The EBITDA and EBITDA, as adjusted, set forth below may not be comparable to other real estate companies, as each real estate company may define differently such terms.

                                                                                      EBITDA
                                                                                      ($000)
                                                                  For the Years Ended           For the Three Months Ended
                                                                      December 31,                      March 31,
                                                         -------------------------------------- -------------------------
                                                           1997        1996         1995          1998         1997
                                                         --------    --------     ---------     --------     --------
NET INCOME (LOSS) ......................................  $ 19,386    $  27,902    $  (10,752)    $  2,103     $  1,587
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
 TO EBITDA:
 Dividends and interest income .........................    (5,740)      (4,634)       (4,806)      (1,147)      (1,071)
 Interest expense ......................................    22,333       23,466        27,862        5,426        5,849
 Income tax expense (benefit) ..........................    (7,322)      16,750        (5,746)       1,262          955
 Depreciation and amortization .........................    13,483       13,954        14,355        2,894        3,373
 Gains on sales of investments and other assets ........    (2,628)     (34,867)       (5,711)        (586)         (15)
 Valuation allowances ..................................        --           --         2,350           --           --
 Minority interest portion of add-backs ................    (2,420)      (2,768)       (3,136)        (454)        (699)
 Unconsolidated subsidiaries' portion of add-backs .....     3,642        3,684         3,997        1,189        1,071
                                                         ---------   ----------  ------------   ----------   ----------
EBITDA .................................................  $ 40,734    $  43,487    $   18,413     $ 10,687     $ 11,050
                                                         =========   ==========  ============   ==========   ==========

     Because of the number and size of non-recurring transactions included in JCN's consolidated financial statements during the last three years, management believes it is important to also present a reconciliation of the foregoing EBITDA to "adjusted" EBITDA, as described below, which represents EBITDA exclusive of certain non-recurring transactions. Management believes adjusted EBITDA is more representative of JCN's underlying operations.



                                                                              Adjusted EBITDA
                                                                                  ($000)
                                                                                             For the Three Months
                                                                For the Years Ended                  Ended
                                                                   December 31,                    March 31,
                                                        ----------------------------------- -----------------------
                                                          1997        1996        1995        1998        1997
                                                        --------    --------    --------    --------    --------
EBITDA ................................................  $ 40,734    $ 43,487    $ 18,413    $ 10,687    $ 11,050
NON-RECURRING ITEMS:
  Costs related to proposed merger ....................     1,910          --          --       1,100          --
  Severance costs .....................................     1,320          --          --          --          --
  Subdivision lots, change in accounting method .......      (504)         --          --          --
  Income from resolution of claims ....................      (389)     (3,578)         --          --          --
  Costs of securing new management (including stock
   options) ...........................................        --       1,362          --          --          --
  Litigation settlement expense .......................        --          --      19,553          --          --
  ESOT Contribution ...................................        --          --       1,787          --          --
  Other, net ..........................................      (143)        (25)        400          --          --
                                                        ---------   ---------   ---------   ---------   ---------
ADJUSTED EBITDA .......................................  $ 42,928    $ 41,246    $ 40,153    $ 11,787    $ 11,050
                                                        =========   =========   =========   =========   =========

     The above adjusted EBITDA amounts illustrate JCN's EBITDA if certain non-recurring items had been eliminated from JCN's statements of operations. These amounts are not necessarily indicative of future performance. However, management does believe that, when read in conjunction with JCN's consolidated financial statements, they assist the reader in better understanding JCN's underlying business operations. The adjustments made to arrive at adjusted EBITDA are explained as follows: "Costs related to proposed merger" represent costs incurred by JCN in conjunction with the proposed merger with a wholly-owned subsidiary of Highwoods. "Severance costs" reflects the expense to JCN in 1997 of outsourcing certain functions. "Subdivision lots, change in accounting method" in 1997 reflects the change in gross margin on residential lot sales resulting from JCN's change in accounting method from recording sales on an "as closed" basis to recording sales on a "as sold" basis. "Income from resolution of claims" reflects the income to JCN from the resolution of certain claims in 1997 and 1996. "Costs of securing new management (including stock options)" reflects the expense to JCN in 1996 of obtaining the new members of its senior management. "Litigation settlement expense" reflects the expenses incurred by JCN in 1995 to implement substantially all of its obligations set forth in the Settlement Agreement and the related legal and other professional expense. "ESOT contribution" reflects the contribution by JCN to the ESOT of 1,375 shares (or 110,000 post-split) of common stock of JCN in 1995. "Other, net" reflects the net of other less significant, non-recurring adjustments.

Year 2000 Compliance

     JCN has undertaken steps to address the issues and exposures related to the Year 2000 which may affect key financial, operational, and information systems. By the end of 1998, JCN intends to have all of its key systems converted such that only year 2000 compliant, vendor developed software will be utilized. As JCN is undertaking a complete information system conversion, virtually all costs incurred in this process will be capitalized and such costs are not expected to have a material effect on JCN's consolidated financial statements.


Impact of Recently Issued Accounting Standards

     Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income and its components in the fiscal 1998 financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. JCN currently has no components other than net income which would constitute comprehensive income and therefore no additional disclosures are anticipated.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires reporting about operating segments, products and services, geographic areas, and major customers. The objective of the pronouncement is to provide information about the different types of business activities and economic activities in which businesses operate. The adoption of SFAS No. 131 is not expected to require any additional disclosure during fiscal 1998.

Directors and Executive Officers

     The directors of JCN are set forth below.


a. Term Expiring 2000
BARRETT BRADY              Age 51. Mr. Brady is the President and Chief Executive Officer of JCN and has been acting in those capacities since September 1995. Mr. Brady has served as a director of JCN since
                             December 1995. For more than five years prior to becoming President and Chief Executive
                          Officer of JCN, Mr. Brady served as President of Dunn Industries, Inc., an investment holding company in the primary business of regional commercial and industrial general contracting.
                           Mr. Brady is also a director of North American Savings Bank. Mr. Brady is the brother-in-law of Mr. John Fox, Vice President of Special Projects for JCN.
KAY N. CALLISON             Age 54. Ms. Callison has served as a director of JCN since 1982. For more than five years,
                        Ms. Callison has been active in charitable activities in the Kansas City metropolitan area.
WILLIAM V. MORGAN             Age 55. Mr. Morgan has been a director of JCN since 1997. He has been the President of
                              Morgan Associates, Inc., an investment and pipeline management company, since February
                           1987, and Cortez Holdings Corporation, a related pipeline investment company, since October
                           1992. Mr. Morgan has served as a director of Midland Loan Services and Kinder Morgan, G.P.,
                               Inc. since 1994. In February 1997, Mr. Morgan was appointed Vice Chairman of Kinder
                              Morgan, G.P., Inc. Mr. Morgan has been Vice Chairman of Cortez Pipeline Company since
                           February 1987. He has held legal and management positions in the energy industry since 1975, including the presidencies of three major interstate natural gas companies: Florida Gas
                              Transmission Company, Transwestern Pipeline Company and Northern Natural Gas Company.
b. Term Expiring 1999
WILLIAM K. HOSKINS         Age 63. For more than five years Mr. Hoskins has served as Vice President, General Counsel, and Secretary to Hoechst Marion Roussel, Inc., a major pharmaceutical company. In 1997,
                            Mr. Hoskins was appointed special counsel to Hoechst Marion Roussel, the parent company of
                                Hoechst Marion Roussel, Inc. Mr. Hoskins is currently Chairman of the JCN Board of
                        Directors and has served in that capacity since May 1996.
MARK C. DEMETREE             Age 41. Since October 1997, Mr. Demetree has been the President, Chief Executive Officer and Chairman of the Board of U.S. Salt Corporation. From February 1993 to July 1997,
                             Mr. Demetree was the President of North American Salt Company. From 1989 through January
                            1993, Mr. Demetree was a Senior Vice President of D.G. Harris & Associates, Inc. From 1991
                               through February 1993, Mr. Demetree was also President of the Trona Railway Company.
                        Mr. Demetree is also a member of the Board of Directors of Advanced Radio Telecom Corp.
c. Term Expiring 1998
CLARENCE L. ROEDER        Age 64. Mr. Roeder has served as a director of JCN since 1974. For more than five years prior to July 1995, Mr. Roeder was Secretary of JCN. For more than five years prior to January
                               1993, Mr. Roeder was Vice President and General Counsel of JCN. Mr. Roeder is also a member of the Board of Directors of Mercantile Bank of Kansas and Mercantile Bank of
                        Kansas City.
THOMAS J. TURNER, III       Age 53. Mr. Turner has served as a director of JCN since December 1995. For more than five years, Mr. Turner has served as President of Charter American Mortgage Company, a business that operates as a correspondent, and originates and services commercial loans, for institutional mortgage lenders.
C. Q. CHANDLER, III        Age 71. Mr. Chandler was appointed to the board of directors of JCN in May 1997 to fill the vacancy created by the resignation of James W. Quinn. Mr. Chandler is the Chairman of the
                           Board of INTRUST; a director of Fidelity State Bank & Trust Co.; a director of First Newton
                          Bancshares; a director of Kansas Crippled Children's Society; the Vice President and Director,
                                         First Bank of Newton; and a Trustee of Kansas State University.

     The following are the executive officers of JCN, all of whom serve at the will of the JCN Board of Directors.


BARRETT BRADY        Information relating to Mr. Brady is set forth above.
G. REID TEANEY        Age 51. Mr. Teaney is Senior Vice President of JCN and has served in that capacity since July
                        1996. For more than five years prior to becoming Senior Vice President of JCN, Mr. Teaney served as Senior Vice President and Executive Managing Officer of the Kansas City office of
                          CB Commercial Group, a commercial real estate marketing, sales, leasing and brokerage company. From January 1988 through March 1996, Mr. Teaney served as a director of
                     Columbia Trust Company.
EDWARD A. DE AVILA     Age 43. Mr. de Avila is Senior Vice President of Development of JCN and has been acting in that capacity since August 1996. From November 1993 to July 1996, Mr. de Avila was
                          Managing Director of Centertainment, Inc., an indirect wholly-owned subsidiary of AMC
                         Entertainment, Inc., one of the largest motion picture exhibitors in the United States.
                       Centertainment, Inc. pursued the development of entertainment based retail centers with AMC
                         Multiscreen Theaters as a major anchor. From March 1988 through May 1993, Mr. de Avila was Vice President, Director of Retail for Reston Town Center Associates, a major developer of retail space in Reston, Virginia.
MARK A. PETERSON     Age 34. Mr. Peterson is a Vice President, Treasurer and Chief Financial Officer of JCN and has
                       been acting in that capacity since June 1995. For more than five years prior to that time,
                      Mr. Peterson acted in levels of increasing responsibility, concluding as senior audit manager for Donnelly Meiners Jordan Kline, P.C., a certified public accounting firm that has provided services to JCN.
PRICE A. SLOAN          Age 35. Mr. Sloan is the Secretary and General Counsel of JCN and has been acting in that capacity since March 1996. For more than five years prior to that time, Mr. Sloan was an attorney with Blackwell Sanders Matheny Weary & Lombardi LLP, the law firm that has acted and continues to act as legal counsel to JCN.

Section 16(a) Beneficial Ownership Reporting Compliance

     Under Section 16(a) of the Exchange Act, JCN's directors and executive officers and shareholders holding more than ten percent of the outstanding stock of JCN are required to report their initial ownership of stock and any subsequent change in such ownership to the Securities and Exchange Commission and JCN. Specific time deadlines for the Section 16(a) filing requirements have been established by the Securities and Exchange Commission. To JCN's knowledge, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent holders were satisfied during the fiscal year ended December 31, 1997.

Officer Compensation

   The following tables set forth the compensation of certain executive officers of JCN for the last three fiscal years.


                          Summary Compensation Table



                                                                                                   Long-Term
                                                 Annual Compensation                             Compensation
                                    ---------------------------------------------   ---------------------------------------
                                                                    Other Annual     Securities Underlying      All Other
Name and                                 Salary        Bonus(a)     Compensation          Options/SARS         Compensation
Principal Position          Year          ($)             ($)            ($)                  (#)                  ($)
------------------------   ------   ---------------   ----------   --------------   -----------------------   -------------
Barrett Brady, CEO         1997         232,701        150,000         15,861(b)              N/A             N/A
                           1996         225,000        144,000          9,857(c)            224,000           N/A
                           1995         110,000           N/A          N/A                    N/A             N/A
Jack Frost, CEO            1995          61,025           N/A          N/A                    N/A              6,975(d)
Lynn L. McCarthy,          1995          87,667(f)      50,000          1,080(f)              N/A              5,388(h)
CEO(e)
Edward A. de Avila,        1997         200,000         64,000         10,796(b)              7,500           N/A
Senior Vice President      1996          78,205         20,000          2,850(f)              N/A             N/A
G. Reid Teaney, Senior     1997         165,000         90,000          9,196(b)             10,000           N/A
Vice President             1996          74,666         40,000          3,300(g)              N/A             N/A
Mark A. Peterson,          1997         104,000         45,000          7,970(b)              5,000           N/A
CFO                        1996         100,000         25,000          4,800(f)              N/A             N/A
Price A. Sloan,            1997         104,000         45,000          7,194(b)              5,000           N/A
General Counsel and
Secretary

---------
(a) The amount reflects bonus in the year it was earned. All or a portion of the bonus may have been paid in the subsequent year.

(b) Amounts reported as "Other Annual Compensation" in 1997 include (1) JCN's matching contribution to its 401K savings plan as follows: Barrett Brady $5,200, Edward de Avila $3,596, G. Reid Teaney $1,996, Mark Peterson $3,170 and Price Sloan $2,394; (2) automobile allowances as follows:
    Edward de Avila $7,200, G. Reid Teaney $7,200, Mark Peterson $4,800 and Price Sloan $4,800; (3) the personal use of company automobile for Barrett Brady $5,452; and (4) the cost of a country club membership for Barrett Brady $5,209.

(c) The amount reported reflects the value of personal automobile use paid to Mr. Brady by JCN and the cost of a country club membership provided to Mr. Brady by JCN.

(d) The amount reported includes $6,975 paid to Mr. Frost as director fees.

(e) The amounts reflected for Mr. McCarthy in 1995 do not attempt to adjust for the value of cash and property received by Mr. McCarthy pursuant to the Settlement Agreement that resolved the significant shareholder litigation that occurred in 1995.

(f) The amount reported includes $6,533 deferred by Mr. McCarthy and $4,333 contributed by JCN under JCN's 401(k) savings plan.

(g) The amount reported is an automobile allowance.

(h) The amount reported includes $1,050 paid to Mr. McCarthy as director fees and $4,338 paid as premiums under supplemental split dollar life insurance policies for Mr. McCarthy.

Outside Director Compensation

     Directors attending, whether by telephone or in person, any regular or special meeting of the JCN Board of Directors are paid $1,000 per meeting. Directors who are members of committees of the JCN Board of Directors attending, whether by telephone or in person, any regular or special meeting of a committee of the JCN Board of Directors are paid $500 per meeting. Directors who are also employees of JCN are not paid directors' fees.


Options and Stock Appreciation Rights

                     Option/SAR Grants in Last Fiscal Year



                                               Individual Grants
                        ---------------------------------------------------------------
                                                                                         Potential Realizable Value
                                       Percent of                                         at Assumed Annual Rates
                          Number of       Total                     Market              of Stock Price Appreciation
                         Securities      Options                   Price on                   for Option Term
                         Underlying    Granted to    Exercise or   Date of              ----------------------------
                           Options    Employees in    Base Price    Grant    Expiration
Name                       Granted     Fiscal Year     ($/Shr)     ($/Shr)      Date      0% ($)    5% ($)   10%($)
----------------------- ------------ -------------- ------------- --------- ----------- --------- --------- --------
G. Reid Teaney,
Senior Vice President      10,000         36%            30          46       7/22/07    160,000  449,292   893,122
Edward de Avila,
Senior Vice President       7,500         28%            30          46       7/22/07    120,000  336,969   669,841
Mark A. Peterson, CFO       5,000         18%            30          46       7/22/07     80,000  224,646   446,561
Price Sloan,
General Counsel             5,000         18%            30          46       7/22/07     80,000  224,646   446,561

                    Aggregated Option/SAR Exercises in Last
                    Fiscal Year and FY-End Option/SAR Values



                                                                                                   Value of Unexercised
                                                                           Number of Underlying        In-the-Money
                                                                          Unexercised Options at     Options/SARS at
                                                                            Fiscal Year-End (#)    Fiscal Year-End ($)
                                                                         ------------------------ ---------------------
                                          Shares Acquired
                                                (#)            Value           Exercisable/            Exercisable/
Name                                        on Exercise    Received ($)        Unexercisable          Unexercisable
---------------------------------------- ---------------- -------------- ------------------------ ---------------------
Barrett Brady, CEO                            25,000        1,500,156        79,000/120,000        4,754,512/6,075,000
G. Reid Teaney, Senior Vice President         - 0 -           - 0 -             0/10,000                0/400,000
Edward de Avila, Senior Vice President        - 0 -           - 0 -              0/7,500                0/300,000
Mark A. Peterson, CFO                         - 0 -           - 0 -              0/5,000                0/200,000
Price Sloan, General Counsel                   -0-             -0-               0/5,000                0/200,000

Employment Agreements

     JCN has an employment agreement with its President and Chief Executive Officer, Mr. Barrett Brady. The principal terms of Mr. Brady's employment agreement provide that for a period of five years ending on December 31, 2000, Mr. Brady shall receive a base salary of $225,000 per year subject to annual review and adjustment at the discretion of the JCN Board of Directors. Additionally, Mr. Brady shall be entitled to an annual incentive discretionary bonus based upon achieving goals to be set annually, with an opportunity to earn up to 80% of his base salary as annual incentive discretionary bonus. Moreover, Mr. Brady shall be entitled to fixed supplemental retirement benefits of $78,000 per year payable for 15 years commencing upon the earlier of his disability or reaching the age of 60. Such supplemental retirement benefits vest at a rate of 40% on January 1, 1996, 20% on December 31, 1996, and 10% annually on December 31st for the years 1997, 1998, 1999 and 2000. Mr. Brady has been granted an option to purchase 64,000 shares of JCN Common Stock, or their equivalent, at a price of $.0125 per share, which option vested 50% on January 1, 1996 and the remaining 50% vested on January 1, 1997. Mr. Brady has also been granted an option to purchase 160,000 shares of JCN Common Stock, or their equivalent, at a price of $19.375 per share. Such options vest at a rate of 10% on December 31, 1996, 15% on December 31, 1997, and 25% annually on December 31st for the years 1998, 1999 and 2000. Mr. Brady shall be subject to a confidentiality and non-competition agreement during the term of the agreement and for a period of one year after termination.

     Mr. Brady's employment agreement provides for termination by JCN for cause, by voluntary resignation of Mr. Brady, or by JCN without cause. The agreement also provides Mr. Brady the right to terminate the agreement upon a change in control of JCN, which is defined as the acquisition by any entity or affiliated group of 35% or more of the combined voting power of the outstanding securities of JCN. Upon termination of the agreement by either party as a result of a change of control or by JCN without cause, Mr. Brady shall be entitled to certain rights, including, but not limited to, immediate vesting of all stock options and the right to receive his salary and normal employee benefits for the longer of twenty-four months or the remainder of the agreement's term.

     JCN has an employment agreement with its Senior Vice President of Development, Mr. Edward A. de Avila. The principal terms of Mr. de Avila's employment agreement provide that for a period of three years ending on August 12, 1999, Mr. de Avila shall receive a base salary of $200,000 per year subject to annual review and increase at the discretion of JCN's Board of Directors. Additionally, Mr. de Avila shall be entitled to an annual incentive discretionary bonus, with an opportunity to receive up to 40% of his base salary as annual incentive discretionary bonus. Mr. de Avila's employment agreement provides for termination by JCN for cause, by voluntary resignation of Mr. de Avila, or by JCN without cause. Upon termination of the Agreement by JCN without cause, Mr. de Avila shall be entitled to certain rights, including, but not limited to, the right to receive his annual salary and normal employee benefits from the date of termination until August 12, 1999.

     JCN has an employment agreement with its Senior Vice President, Mr. G. Reid Teaney. The principal terms of Mr. Teaney's employment agreement provide that for a period of three years ending on July 14, 1999, Mr. Teaney shall receive a base salary of $160,000 per year subject to annual review and increase at the discretion of JCN's Board of Directors. Additionally, Mr. Teaney shall be entitled to an annual incentive discretionary bonus with an opportunity to receive up to 60% of his base salary as annual incentive discretionary bonus. Mr. Teaney's employment agreement provides for termination by JCN for cause, by voluntary resignation of Mr. Teaney, or by JCN without cause. Upon termination of the Agreement by JCN without cause, Mr. Teaney shall be entitled to certain rights, including, but not limited to, the right to receive his annual salary and normal employee benefits from the date of termination until July 14, 1999.

     JCN has an employment agreement with its Chief Financial Officer, Mr. Mark
A. Peterson. The principal terms of Mr. Peterson's employment agreement provide that for a period of three years ending on December 31, 1998, Mr. Peterson shall receive a base salary of $100,000 per year subject to annual review and increase at the discretion of the JCN Board of Directors. Additionally, Mr. Peterson shall be entitled to an annual incentive discretionary bonus set by the JCN Board of Directors. Mr. Peterson's employment agreement provides for termination by JCN for cause, by voluntary resignation of Mr. Peterson, or by JCN without cause. Upon termination of the Agreement by JCN without cause, Mr. Peterson shall be entitled to certain rights, including, but not limited to, the right to receive his annual salary and normal employee benefits for a period of not less than twelve months following the date of termination.

     JCN has an employment agreement with its General Counsel and Secretary, Mr. Price A. Sloan. The principal terms of Mr. Sloan's employment agreement provide that for a period of three years ending on March 19, 1999, Mr. Sloan shall receive a base salary of $100,000 per year subject to annual review and increase at the discretion of the JCN Board of Directors. Additionally, Mr. Sloan shall be entitled to an annual incentive discretionary bonus set by the JCN Board of Directors. Mr. Sloan's employment agreement provides for termination by JCN for cause, by voluntary resignation of Mr. Sloan, or by JCN without cause. Upon termination of the Agreement by JCN without cause, Mr. Sloan shall be entitled to certain rights, including, but not limited to, the right to receive his annual salary and normal employee benefits for a period of not less than twelve months following the date of termination.


Change in Control Agreements

     JCN has entered into change in control agreements with several of its employees to ensure their continued service and dedication to JCN and their objectivity in considering on behalf of JCN any transaction which would result in a change in control of JCN. Under an agreement with Mr. Brady, if Mr. Brady's employment is terminated or not renewed following a change in control (defined therein to exclude any transaction approved in advance by Mr. Brady in his capacity as a member of the Board), JCN must pay to Mr. Brady (i) his base salary and medical, dental, life, and long-term disability benefits through December 31, 2000 or for twenty-four months, whichever period is longer, (ii) cause all stock options to become immediately vested and (iii) cause certain supplemental retirement benefits to become immediately vested. Mr. Brady also has the right to voluntarily terminate employment during the period of six months following a change in control and receive the same benefits. At his current compensation level, the resulting benefit to Mr. Brady would be approximately $6,215,783.

     Under agreements with Messrs. Cook, de Avila, Dixon, Fox, Peterson, Sloan, Stephenson and Teaney and Ms. Marietti, during the twenty-four month period after a change in control, the employee would be entitled to receive a lump-sum cash payment and certain insurance benefits if such employee's employment were terminated by JCN other than for cause or by such employee for good reason (as defined therein). Upon such termination, JCN must make a lump-sum cash payment to the employee, in addition to any other compensation to which the employee is entitled, of (i) two (or three times in the case of Messrs. de Avila, Peterson, Sloan, and Teaney) such employee's base salary, (ii) an amount equal to the employee's base salary multiplied by such employee's management incentive bonus target participation level percentage and
(iii) cause all stock options to become immediately vested. JCN must also maintain medical and dental insurance coverage for the employee and his or her dependents, on the same or substantially similar terms and conditions that existed immediately prior to the termination, for eighteen months. At current compensation levels, the following employees would receive the following approximate amounts: de Avila, $1,019,610; Peterson, $618,260; Sloan, $618,260; and Teaney, $1,016,171. JCN must also pay any excise tax payments required to be withheld under the Internal Revenue Code from any payments made to the employee.


Stock Option Plan

     The Board of Directors of JCN on March 28, 1996 adopted the 1996 Stock Option Plan (the "JCN Plan") that allowed the granting of stock options to eligible plan participants. The JCN Shareholders approved the JCN Plan at their 1996 annual meeting on May 29, 1996. An amendment and restatement of the JCN Plan was approved subsequently by the Board of Directors to reflect recent changes in the federal securities regulations relevant to the JCN Plan. The JCN Plan authorizes the Board to issue up to 480,000 shares of JCN Common Stock. If an option granted under the JCN Plan expires or is canceled without having been exercised or vested, the shares subject to the unvested and canceled options will be available thereunder for subsequent grants of options. The type, amount, and conditions of any options granted under the Plan are determined by the compensation committee, or such other committee as the JCN Board of Directors determines.


Compensation Committee Report on Executive Compensation

     Compensation Philosophy. JCN's executive compensation program is designed to provide fair compensation to executives based on their performance and contribution to JCN and to provide incentives that attract and retain key executives, instill a long-term commitment to JCN and develop pride and a sense of Company ownership, all in a manner consistent with shareholder interests. Given these objectives, the executive officers' compensation package includes primarily two elements: (i) base salary, which is reviewed annually; and (ii) incentive compensation consisting of stock options and bonuses.

     Annual adjustments to the base salaries of JCN's executives are based on JCN's performance during the preceding fiscal year and upon a subjective evaluation of each executive's individual contribution to that performance. In evaluating overall performance of JCN, the primary focus is on JCN's financial performance for the year. Additionally, certain intangible criteria, including whether JCN achieved strategic goals and conducted its operations in accordance with the standards of business expected of JCN by its shareholders and the community in which it operates, may also be considered.

     Stock options are likely to be granted annually in the future as additional compensation in an effort to link each executive's future compensation to the long-term financial success of JCN, as measured by stock performance. The total number of options awarded each executive will be based on an evaluation of the performance of each executive under consideration without regard to the number of options held by or previously granted to each executive.

     Compensation of the Chief Executive Officer. For the fiscal year ending December 31, 1997, Barrett Brady, JCN's Chief Executive Officer, received a bonus of $150,000. Mr. Brady's bonus was based on a subjective valuation that considered, in part, JCN's financial performance for the fiscal year as well as the implementation of business strategies established by the JCN Board of Directors.

     This report has been issued over the names of each member of the compensation committee, Thomas J. Turner, III, Chairman, and Mark C. Demetree.

Performance of JCN Common

     Prior to 1997 JCN did not have a class of stock registered under the Securities Exchange Act of 1934. Shares of JCN Common have been traded in the over-the-counter market through inter-broker bulletin board trading under the symbol "NCJC.BB." Trading prior to March 31, 1996 was very infrequent. The graph set forth below compares the yearly percentage change in cumulative stockholder return of JCN's shares of common stock since March 31, 1996 against the cumulative return of the NASDAQ Stock (U.S.), and the group of publicly held companies sharing JCN's Standard Industrial Code: 6552 -- Subdividers and Developers (the "Peer Group Index") covering the same time period. The graph is based on $100 invested on March 31, 1996, in JCN Common, the NASDAQ Stock (U.S.), and the Peer Group Index, each assuming dividend reinvestment.

[LINE CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS.]

                        3/31/96  6/30/96  9/30/96  12/31/96  3/31/97  6/30/97  9/30/97  12/31/97
                        -------  -------  -------  --------  -------  ------   -------  --------
J.C. Nichols Company    100.00   160.00   143.28    143.28   160.00   152.84    243.58   334.33
Peer Group Index        100.00   107.41   110.37    115.56   109.69   129.76    151.30   141.76
NASDAQ - Total US       100.00    96.79    93.61     98.05    85.37    96.70    115.37   104.12

Security Ownership of Certain Beneficial Owners and Management

     Table A describes the security ownership of certain beneficial owners, while Table B describes the security ownership by management as of April 27, 1998.

TABLE A -- Beneficial ownership of those owning more than five percent of the outstanding shares of JCN Common



                                                                                         Amount and
                                                                                          Nature of      Percentage of
Name of                                                                                  Beneficial       Outstanding
Beneficial Owner                                     Address of Beneficial Owner          Ownership         Shares
------------------------------------------------ ----------------------------------- ------------------ --------------
INTRUST Bank, N.A., trustee of the J.C. Nichols
  Company Employee Stock Ownership Trust         INTRUST Bank, N.A.                       1,390,003(a)        30.1%
                                                 Attn: Scott Rankin
                                                 4000 Somerset Drive
                                                 Prairie Village, KS 66208
Stephen Feinberg                                 450 Park Avenue, 28th Floor                660,897(b)        14.3%
                                                 New York, NY 10022
The Miller Nichols Living Trust                  Miller Nichols, Jeannette Nichols          567,095(c)        12.3%
                                                 and Clarence Roeder, Trustees
                                                 400 West 49th Terrace
                                                 Alameda Towers
                                                 Kansas City, MO 64112
Kay N. Callison                                  Kay N. Callison                            277,440(d)         6.0%
                                                 55 Lemans Court
                                                 Shawnee Mission, KS 66208

---------
(a) All 1,390,003 shares are owned by the ESOT and are held in the record name of INTRUST's nominee, Transco & Company. INTRUST Bank, N.A. and Transco & Company disclaim beneficial ownership of all such shares.

(b) 160,957 shares are owned by Cerberus Partners, L.P., a partnership organized under the laws of Delaware ("Cerberus"). 173,220 shares are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 74,500 shares are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Mr. Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 252,220 shares are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority.

(c) Shares reflected include shares beneficially owned by the Miller Nichols Living Trust. Miller Nichols and Clarence Roeder, Chairman Emeritus and Director of JCN, respectively, and Ms. Jeanette Nichols are trustees of the Miller Nichols Living Trust, none of whom have sole voting or investment powers.

(d) Ms. Callison is a director of JCN. Of the shares reported by Ms. Callison, 114,040 are held individually by Ms. Callison and she has sole voting and investment power over such shares. Additionally, 37,640 shares are held in trusts for which Ms. Callison's spouse has sole voting and dispositive power. Ms. Callison is the trustee and has sole investment and voting power for a trust for the benefit of her daughter, Elizabeth Callison. Such trust holds 40,800 shares. Ms. Callison is the co-trustee with her son, Mark Callison, and shares investment and voting power for a trust for the benefit of Mark Callison. Such trust holds 62,480 shares. Ms. Callison is co-trustee with Ann Nichols and UMB Bank, N.A. of Kansas City of the Nancy Nichols Lopez Trust, which owns 7,680 shares. Ms. Callison, Ms. Nichols and UMB Bank share investment and voting power over such shares. Ms. Callison is the co-trustee with Commerce Bank of the Miller Nichols Trust, which owns 14, 800 shares for the benefit of Ms. Ann Nichols. Ms. Callison and Commerce Bank share investment and voting power over such shares.

                        TABLE B -- Management Ownership



                                                                               Amount and Nature of     Percentage of
Name, Title                                                                    Beneficial Ownership   Outstanding Shares
----------------------------------------------------------------------------- ---------------------- -------------------
Barrett Brady, Director, President and Chief Executive Officer ..............         122,672(a)              2.6%
Price A. Sloan, General Counsel and Secretary ...............................           2,550(b)                *
G. Reid Teaney, Senior Vice President .......................................           2,600(c)                *
Mark A. Peterson, Vice President, Treasurer and Chief Financial Officer .....           1,300(d)                *
Edward A. de Avila, Senior Vice President ...................................           1,500(e)                *
Clarence Roeder, Director ...................................................         567,095(f)             12.3%
Kay N. Callison, Director ...................................................         277,440(g)              6.0%
William K. Hoskins, Director ................................................           2,240                   *
Thomas J. Turner, III, Director .............................................           1,500                   *
Beneficial Ownership of Directors and Executive Officers as a Group .........         978,897                21.2%

---------
     * Less than one percent.

(a) Of the 122,672 shares reported by Mr. Brady, 2,660 shares are held individually by Mr. Brady's spouse. Mr. Brady disclaims beneficial ownership of such shares. Additionally, shares reflected as beneficially owned by Mr. Brady include 8,000 shares held by the Fred Brady Trust dated December 5, 1985. Mr. Brady is a Trustee of such trust and has sole voting and investment power over such shares. An additional 79,000 shares reported by Mr. Brady are attributable to an unexercised but vested stock option from JCN.

(b) Of the 2,550 shares reported by Mr. Sloan, 750 are held individually by Mr. Sloan and 300 are held individually by Mr. Sloan's spouse. Additionally, 500 shares are held in a life insurance trust for the benefit of Mr. Sloan's spouse. Mr. Sloan does not have voting or investment power over the shares held by the trust and disclaims beneficial ownership of such shares. An additional 1,000 shares reported by Mr. Sloan are attributable to an unexercised but vested stock option from JCN.

(c) Of the 2,600 shares reported by Mr. Teaney, 300 are held individually by Mr. Teaney's spouse. An additional 2,000 shares reported by Mr. Teaney are attributable to an unexercised but vested stock option from JCN.

(d) Of the 1,300 shares reported by Mr. Peterson, 1,000 shares are attributable to an unexercised but vested stock option from JCN.

(e) All of the shares reported by Mr. de Avila are attributable to an unexercised but vested stock option from JCN.

(f) All 567,095 shares reported by Mr. Roeder are held by the Miller Nichols Living Trust. Mr. Roeder, Ms. Jeannette Nichols and Mr. Miller Nichols, Chairman Emeritus, are co-trustees of the Miller Nichols Living Trust. Mr. Roeder does not have sole voting or investment powers for such shares. Mr. Roeder disclaims all beneficial ownership of such shares.

(g) Ms. Callison is a director of JCN. Of the shares reported by Ms. Callison, 114,040 shares are held individually by Ms. Callison and she has sole voting and investment power over such shares. Additionally, 37,640 shares are held in trusts for which Ms. Callison's spouse has sole voting and dispositive power. Ms. Callison is the trustee and has sole investment and voting power for a trust for the benefit of her daughter, Elizabeth Callison. Such trust holds 40,800 shares. Ms. Callison is co-trustee with her son, Mark Callison, and shares investment and voting power for a trust for the benefit of Mark Callison. Such trust holds 62,480 shares. Ms. Callison is co-trustee with Ann Nichols and UMB Bank, N.A. of Kansas City of the Nancy Nichols Lopez Trust, which owns 7,680 shares. Ms. Callison, Ms. Nichols and UMB Bank share investment and voting power over such shares. Ms. Callison is the co-trustee with Commerce Bank of the Miller Nichols Trust, which owns 14,800 shares for the benefit of Ms. Ann Nichols. Ms. Callison and Commerce Bank share investment and voting power over such shares.


Certain Relationships and Related Transactions

     Mr. Thomas J. Turner, III is a Director of JCN and is president and principal shareholder of Charter American Mortgage Company, a business that prepares and presents mortgage loan applications to institutional mortgage lenders. Charter American Mortgage Company has from time to time been asked to provide services to JCN, and JCN has obtained loans as a result of loan applications taken by Charter American Mortgage Company. Such loans were obtained by JCN at rates competitive with the rates charged by other mortgage lenders. Charter American Mortgage Company has earned approximately $145,875 in the last year in loan origination fees on mortgage financing obtained by JCN as a result of services provided by Charter American Mortgage Company.


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     Mr. C. Q. Chandler, III is a director of JCN and is also chairman of the board of directors and a significant shareholder of INTRUST. INTRUST received payments of fees from the ESOT totaling $114,480 during 1997 for serving as trustee of the ESOT. The fee was determined based on a percentage of assets in the ESOT.

     On January 29, 1997, JCN purchased all outstanding shares of JCN Common owned beneficially and of record by AHI. Additionally, Mr. John Simon and Mr. James W. Quinn, who are affiliated with AHI, resigned as directors of JCN. JCN paid consideration of $27.25 per share, or a total of $25,856,980 for the 948,880 shares of JCN Common owned by AHI. At the closing, JCN delivered to AHI $12,809,880 in cash (plus eight percent (8%) interest per annum from January 15, 1997 to January 29, 1997 in an amount totaling $39,307). JCN also executed a promissory note in the amount of $12,989,600 (which reflects a $57,500 reduction for certain expenses), bearing interest at a rate of eight percent (8%) per annum with interest accruing commencing on January 15, 1997. That promissory note is secured by the pledge of a mortgage receivable and real property. The purchase price for the stock held by AHI was based on a negotiated price within the range of trades in the fourth quarter of 1996, which trades were between $27.00 and $31.06 per share. The transaction was negotiated on behalf of JCN over a number of months by management of JCN, with input from the JCN Board of Directors. The transaction was unanimously approved by the JCN Board of Directors without the participation of Mr. Simon or Mr. Quinn.


            MANAGEMENT AND OPERATION OF HIGHWOODS AFTER THE MERGER

     Upon the consummation of the Merger, the executive officers and directors of Highwoods shall continue to serve for the balance of their unexpired terms or their earlier death, resignation or removal. In addition, it is expected that Barrett Brady will become a senior vice president of Highwoods and the Highwoods Board of Directors will be expanded to include one independent director selected by the JCN Board of Directors.

     Barrett Brady, age 51, has been serving as President and Chief Executive Officer of JCN since September of 1995. Mr. Brady has served as a director of JCN since December 1995. For more than five years prior to joining JCN, Mr. Brady served as President of Dunn Industries, Inc., an investment holding company in the primary business of regional commercial and industrial general contracting. Mr. Brady is also a director of North American Savings Bank.


                     ANTICIPATED EFFECTS OF THE MERGER ON
            RESULTS OF OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

     As a result of the Merger, Highwoods expects to experience a significant increase in net income available to Highwoods Common as well as an increase in total revenues, property and maintenance expenses, real estate taxes and insurance, property management expenses, depreciation expense, interest expense and general and administrative expenses.

     Also in connection with the Merger, Highwoods expects to assume liabilities for financial statement purposes of approximately $250 million. Because of the cash election option available to JCN Shareholders and the varying exchange ratio in the Merger, Highwoods cannot estimate how many shares of Highwoods Common will be issued or the amount of cash to be paid as consideration in the Merger. No more than 40% of the total Merger consideration, however, will be in cash. If the maximum amount of cash is paid, the Merger consideration will consist of approximately $126 million in cash and approximately 5.92 million shares of Highwoods Common. If the maximum number of shares of Highwoods Common is issued, the Merger consideration will consist of approximately 9.86 million shares of Highwoods Common and no cash. Highwoods also expects to incur approximately $14.5 million in related Merger costs. Highwoods expects to fund the cash portion of the purchase price and the Merger expenses through borrowings under its Revolving Loans. After the closing of the Merger, Highwoods will terminate JCN's line of credit facility but will continue to maintain Highwoods' Revolving Loans. Highwoods and the Highwoods Operating Partnership may also guarantee or assume debt obligations of JCN.

     Highwoods expects to meet its short-term liquidity requirements including capital expenditures relating to maintaining its existing properties and JCN's properties generally through its working capital, net cash provided by operating activities and borrowings under Highwoods' Revolving Loans. Highwoods considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. Highwoods also expects to meet its long-term liquidity requirements, such as scheduled mortgage debt maturities, reduction of outstanding amounts under its line of credit, property acquisitions, financing of construction and development activities related to JCN and capital improvements through the issuance of unsecured notes and equity securities including additional Common Units as well as from undistributed FFO and proceeds received from the disposition of certain properties.


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                     COMPARISON OF RIGHTS OF SHAREHOLDERS

     Highwoods is a Maryland corporation subject to the provisions of the MGCL. JCN is a Missouri corporation subject to the provisions of the GBCL. The JCN Shareholders, whose rights as shareholders currently are governed by Missouri law, the JCN Articles and the JCN Bylaws, will become shareholders of Highwoods to the extent they receive shares of Highwoods Common upon consummation of the Merger; their rights as Highwoods shareholders will then be governed by Maryland law, the rules of the NYSE, the Highwoods Articles and the Highwoods Bylaws.

     Discussed below are the differences between the rights of JCN Shareholders and holders of Highwoods Common that are material to a JCN Shareholder's investment decision with respect to the Merger.


Election of Directors

     Highwoods: The Highwoods Board of Directors is divided into three classes, and the directors are elected by classes to three-year terms, so that approximately one-third of the directors of Highwoods will be elected at each annual meeting of Highwoods shareholders. The election of a director requires the vote of a plurality of all shares cast.

     JCN: Like Highwoods, the JCN Board of Directors is divided equally into three classes with one class of directors being elected at each annual meeting of the JCN Shareholders. However, JCN Shareholders elect the JCN Directors through cumulative voting, pursuant to which each share of stock eligible to be cast entitles its holder to cast as many votes as there are directors to be elected, and to cast all of such votes for the same candidate.


Removal of Directors

     Highwoods: A director of Highwoods may only be removed from office for cause and only by the affirmative vote of two-thirds of the shares of capital stock of Highwoods entitled to vote in the election of directors, voting together as a group. For the purposes of the removal of a director, "cause" means the willful and continuous failure to substantially perform or willful gross misconduct that demonstrably and materially harms Highwoods.

     JCN: The JCN Bylaws permit a director to be removed by the affirmative vote of (i) the holders of a majority of the shares of JCN Common at an annual meeting or a special meeting called for that purpose or (ii) a majority of the members of the JCN Board of Directors if the JCN Board of Directors is of the opinion that such director has violated his fiduciary duties, engaged in an interested director transaction without fully informing the JCN Board of Directors or personally engaged in any transaction involving corporate property that was not fully disclosed to the JCN Board of Directors and was not fair to JCN. Additionally, since JCN elects directors through cumulative voting, if less than the entire JCN Board of Directors is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire JCN Board of Directors or at an election of the class of directors of which he is a part.


Indemnification and Liability of Directors and Officers

     Highwoods: Under the MGCL, a corporation may indemnify its officers, directors, employees or agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal proceedings, unless (i) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. Regardless, indemnification may not be made to such persons in connection with a proceeding by or in the right of the corporation in which the person seeking indemnification is found liable to the corporation or in any other proceeding in which the director is found liable for receiving an improper personal benefit. The Highwoods Articles provide that it shall indemnify its directors and officers to the full extent permitted by the MGCL and its other employees and agents to the extent permitted by law if so authorized by the Highwoods Board of Directors or the Highwoods Bylaws. The Highwoods Articles provide that no subsequent amendment or repeal of the Highwoods Articles shall limit or eliminate the benefits provided under its indemnification provisions with respect to any act or omission that occurred prior to such amendment or repeal.

     The MGCL permits a corporation to include in its charter provisions expanding or limiting the liability of directors and officers to Highwoods or its shareholders for money damages, so long as such provisions do not limit the liability of directors or officers (i) for the amount of any improper benefit or profit in money, property or services actually received or (ii) to the extent that a judgment or other final adjudication adverse to the director or officer based on a finding in the proceeding that the person's action, or failure to act, resulted from active and deliberate dishonesty and was material to the


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

causes of action adjudicated in the proceeding. The Highwoods Articles limit the liability of directors and officers to the fullest extent allowed by the MGCL and also state that no amendment or repeal of the Highwoods Articles shall limit or eliminate this limitation on liability with respect to any act or omission occurring before the amendment or repeal.

     JCN: The GBCL authorizes a Missouri corporation to indemnify a director, officer, employee or agent for actually and reasonably incurred expenses in connection with suits and other legal proceedings, if (i) such person acted in good faith, (ii) such person acted in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (iii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. No indemnification may be made, however, in respect of any claim by or in the right of the corporation as to which such person was adjudged to be liable for negligence or misconduct in the performance of his duties to the corporation unless and to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper. A corporation also may give any further indemnity to any such person, if such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation that has been adopted by a vote of the shareholders of the corporation; provided that no such indemnity shall indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have engaged in willful misconduct. The JCN Bylaws provide that JCN will indemnify its directors and officers who are or would be a party to any proceeding, whether or not in right of the corporation, as a result of such person's service to or at the request of JCN, against expenses (including attorneys' fees), judgments, fines and settlement amounts paid or incurred by him, except if such person is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have engaged in willful misconduct. Additionally, the JCN Bylaws permit the JCN Board of Directors to indemnify its employees and agents to a similar extent.

     The GBCL does not contain any provisions allowing the limitation of liability of a director or officer. The JCN Bylaws do, however, limit the liability of any director or officer of JCN on account of any action taken or omitted as a director or officer of JCN or any other corporation at the request of JCN, if such person (i) exercised prudent care and skill under the circumstances or (ii) acted or did not act upon the advice of corporate counsel which such person had no reasonable grounds to disbelieve.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling JCN or Highwoods pursuant to the foregoing provisions, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


General Provisions Affecting Change of Control

     Highwoods: The MGCL provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, certain business combinations, including mergers, consolidations, share exchanges and transfers of assets, require the approval of two-thirds of the shares entitled to vote thereon. However, the Highwoods Articles provide that, notwithstanding the foregoing, such business combinations may be taken by the affirmative vote of the holders of a majority of the total number of shares of capital stock entitled to vote, voting as a class. Additionally, under the MGCL, shareholder approval is not required for business combinations in which Highwoods would be the surviving corporation in the merger and (i) the merger does not reclassify or change the surviving corporation's outstanding stock or otherwise amend its charter and
(ii) the number of shares of stock of the surviving corporation to be issued or delivered in connection with the merger does not exceed 20% of the number of shares of the same class or series outstanding immediately prior to the merger. The NYSE also requires shareholder approval as a prerequisite to listing shares to be issued in certain mergers or other acquisition transactions, including any transaction that would result in the present or potential increase of 20% or more in the outstanding shares of common stock of the acquiring corporation.


     JCN: The GBCL provides that certain business combinations, including mergers and consolidations, require the approval of the holders of two-thirds of all outstanding shares entitled to vote thereon. The JCN Articles and JCN Bylaws do not require otherwise.


Voting Rights of Control Shares

     Highwoods: The MGCL provides that "control shares" acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the shareholders, excluding shares owned by the acquiror, by officers or by directors who are also employees of Highwoods. "Control shares" are voting shares of stock that, if aggregated


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

with all other such shares of stock previously acquired by the acquiror or for which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors in excess of one-fifth, one-third or a majority of all voting power. The Highwoods Bylaws exempt Highwoods from the control share acquisition provision of the MGCL. Because the Highwoods Bylaws may be amended by the Highwoods Board of Directors without shareholder approval, the Maryland control share statute may still have the effect of increasing the difficulty of completing a change of control transaction.

     JCN: The GBCL contains "control share acquisition" provisions similar to those of the MGCL. In Missouri, an acquiror of a corporation subject to the GBCL's control share acquisition provisions would not be able to vote control shares unless certain disclosure requirements are satisfied and the retention of voting rights by such shareholder is approved by at least a majority of shares entitled to vote and a majority of all non-interested shares entitled to vote. The JCN Articles exempt JCN from the control share acquisition provisions of the GBCL.


Business Combinations with Interested Shareholders

     Highwoods: The MGCL establishes special requirements with respect to business combinations between Maryland corporations and interested shareholders unless exemptions are applicable. An "interested shareholder" is generally any holder of 10% or more of the voting power of the outstanding voting stock of the corporation. Among other things, the MGCL prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested shareholder and requires a supermajority vote for such transactions after the end of the five-year period. The Highwoods Articles contain a provision exempting Highwoods from the requirements and provisions of the Maryland business combination statute. There can be no assurance that such provision will not be amended or repealed at any point in the future. If the foregoing exemption in the Highwoods Articles is amended, the Maryland business combination statute could have the effect of discouraging offers to acquire Highwoods and of increasing the difficulty of consummating any such offer.

     JCN: The GBCL contains provisions regulating a broad range of business combinations, such as a merger or consolidation, between certain Missouri corporations and an "interested shareholder" (which is generally defined as any owner of 20% or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition that caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This so-called "five-year freeze" provision is effective even if all the parties should subsequently decide that they wish to engage in a business combination. Following the five-year period, a corporation cannot enter into a business combination with an interested shareholder unless the holders of a majority of the outstanding shares not beneficially owned by an interested shareholder or an associate or affiliate of an interested shareholder approve the business combination or the business combination satisfies certain price and procedural requirements. JCN is governed by the Missouri interested shareholder statute.


Ownership Limitations and Restrictions on Transfers

     Highwoods: For Highwoods to remain qualified as a REIT under the Code, not more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year, and such shares must be beneficially owned by 100 or more persons. To ensure that Highwoods remains a qualified REIT, the Highwoods Articles provide that no holder (other than persons approved by the directors at their option and in their discretion) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the issued and outstanding capital stock of Highwoods. The Highwoods Board may waive the Ownership Limit if evidence satisfactory to the Highwoods Board of Directors and Highwoods' tax counsel is presented that the changes in ownership will not jeopardize Highwoods' status as a REIT.

     If any shareholder purports to transfer shares to a person and either the transfer would result in Highwoods failing to qualify as a REIT, or the shareholder knows that such transfer would cause the transferee to hold more than the Ownership Limit, the purported transfer shall be null and void, and the shareholder will be deemed not to have transferred the shares. In addition, if any person holds shares of capital stock in excess of the Ownership Limit, such person will be deemed to hold the excess shares in trust for Highwoods, will not receive distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to Highwoods or to sell such shares at the direction of Highwoods, in which case Highwoods will be reimbursed for its expense in connection with the sale and will receive any amount of such proceeds that exceeds the amount such person paid for the shares. If Highwoods repurchases such shares, it may pay for the shares with Common Units. The foregoing restrictions on transferability and ownership will not apply if the Highwoods Board of Directors and the shareholders (by the affirmative vote of the holders of two-thirds of the


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outstanding shares of capital stock entitled to vote on the matter) determine that it is no longer in the best interest of Highwoods to continue to qualify as a REIT.

     All certificates representing shares of Highwoods Common bear a legend referring to the restrictions described above.

     Every beneficial owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of capital stock must file a written notice with Highwoods no later than January 30th of each year, containing the name and address of such beneficial owner, the number of shares of capital stock owned and a description of how the shares are held. In addition, such shareholder shall be required upon demand to disclose to Highwoods in writing such information as Highwoods may request in order to determine the effect of such shareholder's direct, indirect and constructive ownership of such shares on the Highwoods' status as a REIT.

     These ownership limitations could have the effect of precluding acquisition of control of Highwoods by a third party.

     JCN: JCN has no similar ownership limitations or restrictions on transfer.



Operating Partnership Agreement

     Highwoods: The Highwoods Operating Partnership Agreement provides that Highwoods may not engage in certain change of control transactions without the approval of the holders of a majority of the outstanding Common Units. Should Highwoods ever own less than a majority of the outstanding Common Units, this voting requirement might delay, defer or preclude an acquisition or change in the control of Highwoods. As of March 31, 1998, Highwoods owned approximately 83% of the Common Units.

     The Highwoods Operating Partnership Agreement also contains provisions (the "Unit Protection Provisions") relating to a limited partner's redemption right in the event of certain changes of control of Highwoods and under certain circumstances allows for limited partners to continue to hold Common Units in the Highwoods Operating Partnership following such a change of control, thereby maintaining the tax basis in their Common Units. The covered changes of control (each, a "Trigger Event") are: (i) a merger involving Highwoods in which Highwoods is not the surviving entity; (ii) a merger involving Highwoods in which Highwoods is the survivor but all or part of Highwoods' shares are converted into securities of another entity or the right to receive cash; and
(iii) the transfer by Highwoods to another entity of substantially all of the assets or earning power of Highwoods or the Highwoods Operating Partnership.

     Upon occurrence of a Trigger Event, the rights of a limited partner to receive a share of Highwoods Common (a "REIT Share") or cash equal to the fair market value of a REIT Share upon redemption of a Common Unit is converted into the right to receive a share (a "Replacement Share") or cash equal to the fair market value thereof of the acquiror or a parent of the acquiror. If the acquiror does not have publicly traded securities and a parent of the acquiror does, the publicly traded equity securities of the parent entity with the highest market capitalization will be the Replacement Shares. If neither the acquiror nor any parent has publicly traded equity securities, the Replacement Shares will be the equity securities of the entity with the highest market capitalization. The number of Replacement Shares to be received by a limited partner (or to be used to calculate the cash payment due) upon a redemption of Common Units shall be equal to the number of REIT Shares issuable prior to the Trigger Event multiplied by (i) the number of Replacement Shares the holder of a single REIT Share would have received as a result of the Trigger Event or, if the Replacement Shares have not been publicly traded for one year, (ii) a fraction, the numerator of which is the Average Trading Price (as defined in the Highwoods Operating Partnership Agreement) of a REIT Share as of the Trigger Event and the denominator of which is the Average Trading Price of a Replacement Share as of the Trigger Event.

     If the acquiror in a Trigger Event is a REIT, it must make provision to preserve an operating partnership structure with terms no less favorable to the limited partners than currently in place. In addition, the Highwoods Operating Partnership Agreement provides that, if a distribution of cash or property is made in respect of a Replacement Share, the Highwoods Operating Partnership will distribute the same amount in respect of a Common Unit as would have been received by a limited partner had such partner's Common Units been redeemed for Replacement Shares prior to such distribution.

     Because the Highwoods Operating Partnership Agreement requires an acquiror to make provision under certain circumstances to maintain the Highwoods Operating Partnership structure and maintain a limited partner's right to continue to hold Common Units with future redemption rights, the terms of the Highwoods Operating Partnership Agreement could also have the effect of discouraging a third party from making an acquisition proposal for Highwoods.

     The Unit Protection Provisions may only be waived or amended upon the consent of limited partners holding at least 75% of the Common Units (excluding those held by Highwoods).


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     JCN: Unlike Highwoods, JCN is not an umbrella partnership REIT and therefore has no corresponding operating partnership agreement.


Shareholders' Rights Plan

     Highwoods: On October 4, 1997, the Highwoods Board of Directors adopted a Shareholders' Rights Plan and declared a distribution of one preferred share purchase right (a "Highwoods Right") for each outstanding share of Highwoods Common. The Highwoods Rights were issued on October 16, 1997 to each shareholder of record on such date and are issued with each new issuance of Highwoods Common after such date and before such time that a person or group has acquired beneficial ownership of 15% or more of the outstanding Highwoods Common. The Highwoods Rights have certain anti-takeover effects. The Highwoods Rights will cause substantial dilution to a person or group that attempts to acquire Highwoods on terms not approved by the Highwoods Board of Directors. The Highwoods Rights should not interfere with any merger or other business combination approved by the Highwoods Board of Directors since the Highwoods Rights may be redeemed by Highwoods for $.01 per Highwoods Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding Highwoods Common.

     JCN: On July 25, 1997, the JCN Board of Directors adopted a shareholders' rights plan and declared a dividend of one common stock purchase right (a "JCN Right") for each outstanding share of JCN Common. The JCN Rights were issued to each JCN Shareholder of record on July 28, 1997. The JCN Rights provide an incentive to any potential bidders to negotiate with the JCN Board of Directors before attempting an acquisition of control of JCN and to discourage takeover tactics. The JCN Rights should not interfere with any merger or other business combination approved by the JCN Board of Directors since the JCN Rights may be redeemed by JCN for $.01 per JCN Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding JCN Common.



Dissenters' Rights of Appraisal

     Highwoods: The MGCL eliminates dissenters' rights with respect to shares of any class or series of stock listed on a national securities exchange. Holders of Highwoods Common do not have dissenters' rights with respect to the Highwoods Common because the Highwoods Common is listed on the NYSE.

     JCN: The GBCL provides that a shareholder who complies with applicable statutory procedures is entitled to receive fair value for his or her shares if the shareholder dissents from certain transactions, including a merger or consolidation, a disposition of all or substantially all of the assets of a corporation, or a share exchange. Shareholders also have dissenters' rights with respect to certain amendments that materially and adversely affect a dissenter's shares as well as any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation or bylaws or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares. JCN Shareholders who follow certain procedures are entitled to exercise their dissenters' rights in the Merger. See "The Merger -- Appraisal Rights."


Dividends

     Highwoods: Under the MGCL, Highwoods may pay dividends only to the extent that, after giving effect to the dividend payment, Highwoods would be able to pay its indebtedness as it becomes due in the usual course of business and Highwoods' total assets would be at least equal to the sum of its total liabilities plus the amount that would be needed to satisfy any liquidation preferences.

     JCN: The GBCL provides that a board of directors, unless its articles of incorporation provide otherwise, may not declare or pay a dividend when the net assets of the corporation are below its stated capital or such payment would cause the net assets of the corporation to be below its stated capital.


Special Meetings

     Highwoods: A special meeting of the shareholders of Highwoods may be called by the Chairman of the Board, the Highwoods Board of Directors, the President or at the request of shareholders entitled to cast at least 25% of the votes at such meeting. A special meeting need not be called to consider any matter that is substantially the same as a matter voted on at any special meeting of shareholders held during the preceding 12 months unless the meeting is requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting.


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     JCN: A special meeting of the JCN Shareholders may be convened by any of the Chairman of the Board, the President, the Secretary, the JCN Board of Directors or the JCN Shareholders upon the written request of the holders of not less than 20% of all outstanding shares entitled to vote at any such meeting.


Amendment of Articles of Incorporation

     Highwoods: The Highwoods Articles require the affirmative vote of the holders of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class to amend the Highwoods Articles. Any amendment to provisions relating to the REIT status of Highwoods, the removal of directors or to the ability to amend the Articles, requires the affirmative vote of two-thirds of the shares of capital stock of Highwoods outstanding and entitled to vote thereon, voting together as a single class.

     JCN: Amendments to the JCN Articles require an affirmative vote of a majority of the outstanding shares entitled to vote thereon. Where shareholders are entitled to cumulative voting rights in the election of directors, the GBCL provides that the articles may not be amended to reduce the number of directors to less than three if the number of shares voted against the proposal would be sufficient to elect one member of a three-person board under cumulative voting.



Shareholder Proposal Procedures

     Highwoods: Shareholder proposals must be received by Highwoods between 90 and 60 days before a shareholders' meeting.

     JCN: Shareholder proposals must be received by JCN at least 150 days before a shareholders' meeting.


                                 LEGAL MATTERS

     Certain legal matters in connection with the Merger will be passed upon for Highwoods by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with the Merger will be passed upon for JCN by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri.


                                    EXPERTS

     The consolidated financial statements and schedule of Highwoods Properties, Inc., incorporated herein by reference from Highwoods' annual report (Form 10-K) for the year ended December 31, 1997 (as amended on Form 10-K/A on April 29, 1998 and May 19, 1998), the statements of revenues and certain expenses of Shelton Properties, Riparus Properties and Winners Circle for the year ended December 31, 1996 incorporated herein by reference from Highwoods' current report on Form 8-K dated November 17, 1997, and the statements of revenue and certain expenses of Anderson Properties, Inc. and Century Center Group for the year ended December 31, 1996 incorporated herein by reference from Highwoods' current report on Form 8-K dated January 9, 1997 (as amended on Forms 8-K/A dated February 7, 1997, March 10, 1997 and April 28,
1998), have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined statement of revenue and certain operating expenses of the Associated Capital Properties Portfolio for the year ended December 31, 1996, and the combined statement of revenue and certain operating expenses of the 1997 Pending Acquisitions for the year ended December 31, 1996, incorporated by reference herein from Highwoods' current report on Form 8-K dated August 27, 1997 (as amended on Form 8-K/A filed September 23, 1997) and dated October 1, 1997, have been so incorporated in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of J.C. Nichols Company and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                   AUDITORS

     Representatives of KPMG Peat Marwick LLP shall be present at the Special Meeting and shall have the opportunity to make a statement to the JCN Shareholders should they so desire. In addition, the representatives of KPMG Peat Marwick LLP shall be available to respond to appropriate questions of JCN Shareholders.


                             SHAREHOLDER PROPOSALS

     Any proposal which a JCN Shareholder intended to present at the 1998 Annual Meeting of Shareholders of JCN, if the Merger has not been consummated prior to the date such meeting is held, must have been received by JCN at its principal executive offices on or before December 29, 1997 to have been eligible for inclusion in JCN's proxy statement and proxy form relating to such meeting.


                                   GLOSSARY

   "ACM" means asbestos-containing materials.

     "ACP" means Associated Capital Properties, Inc.

     "AFFO" means adjusted funds from operations.

     "AHI" means AHI Metnall, L.P.

     "Amendment" means Amendment No. 1 to the Merger Agreement dated April 29, 1998.

     "Antitrust Division" means the Antitrust Division of the Department of Justice.

     "Bay Plaza" means a project undertaken by JCN for the redevelopment and construction of parking, commercial and retail facilities in St. Petersburg, Florida.

     "Book-Tax Difference" means the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution.

     "Bosfield" means Bosfield, L.L.C., an Indiana limited liability company.

     "Budget Bill" means the Budget Bill for Fiscal Year 1999.

     "Call Right" means the call right issued to the LLC.

     "Cash Amount" means the cash portion of the aggregate consideration as elected by JCN Shareholders, plus the Dissenting Share Amount, which is limited to 40% of the aggregate consideration paid in the Merger.

     "Cash Election Shares" means those shares of JCN Common as to which the holder elects to receive cash and does not dissent.

     "Closing Date" means the date upon which the Closing will take place.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commission" means the Securities and Exchange Commission.

     "Common Units" means the common partnership interests in the Highwoods Operating Partnership.

     "Comparables" means a group of publicly traded real estate companies comparable to JCN.

     "Contributing Partners" means those partners who have contributed partnership interests in the Highwoods Properties to the Highwoods Operating Partnership.

     "Court" means the United States District Court for the Western District of Missouri.

     "Dissenting Share Amount" means the amount equal to the number of Dissenting Shares multiplied by $65 per share.

     "Dissenting Shares" means those shares held by JCN Shareholders who perfect their statutory dissenters' rights as set forth in Section 351.455 of the GBCL.

     "Downside Case 1" means the projection of Morgan Stanley after reducing the projected EBITDA growth in the Management Case to 5.0%, resulting in implied compounded annual FFO per share growth of 11.7%.

     "Downside Case 2" means the projection of Morgan Stanley after reducing the projected EBITDA growth in the Management Case to 2.5%, resulting in implied compounded annual FFO per share growth of 7.7%.

     "Duke/Simon" means Duke Realty Investments, Inc. and Simon DeBartolo Group, Inc., collectively.

     "EBITDA" means earnings before interest, taxes, depreciation and amortization.

     "EBITDA Multiple" means the multiples of total market capitalization to 1998 estimated EBITDA.

     "Effective Time" means the time at which the Merger is consummated.

     "Election Deadline" means 5:00 p.m. on the fifth business day prior to the date of the Special Meeting or any adjournment thereof.

     "Election Form" means a form for use by JCN Shareholders to elect cash and to state their intent to retain Highwoods Common to be received pursuant to the Merger and other appropriate and customary transmittal material in such form as Highwoods and JCN may mutually agree.

     "ESOP" means JCN's Employee Stock Ownership Plan.

     "ESOT" means JCN's Employee Stock Ownership Trust.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchange Agent" means First Union National Bank in its capacity as exchange agent.

     "Exchange Fund" means the New Certificates along with an estimated amount of cash to be paid in exchange for outstanding shares of JCN Common.

     "Exchange Ratio" means the ratio at which outstanding shares of JCN Common will be converted into shares of Highwoods Common pursuant to the Merger.

     "FFO" means funds from operations, which is defined as net income, computed in accordance with GAAP, excluding gains (and losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

     "FFO Multiple" means the multiples of share price to 1998 estimated FFO.

     "FIRPTA" means Foreign Investment in Real Property Tax Act of 1980.

     "Forsyth" means Forsyth Properties, Inc.

     "FTC" mens the Federal Trade Commission.

     "GAAP "means generally accepted accounting principles.

     "GBCL" means the General Business and Corporation Law of Missouri.

     "Highwoods" means Highwoods Properties, Inc., a Maryland corporation.

     "Highwoods Articles" means the Amended and Restated Articles of Incorporation of Highwoods.

     "Highwoods Bylaws" means the Amended and Restated Bylaws of Highwoods.

     "Highwoods Common" means the common stock, par value $.01 per share, of Highwoods.

     "Highwoods Comparables" means a group of publicly traded REITs specializing in office and industrial properties comparable to Highwoods.

     "Highwoods Development Land" means the 1,285 acres of undeveloped land suitable for future development controlled by Highwoods as of March 31, 1998.

     "Highwoods Development Projects" means the 32 properties which will encompass approximately 3.6 million rentable square feet under development by Highwoods as of March 31, 1998.

     "Highwoods Entity" means an entity affiliated with Highwoods.

     "Highwoods Operating Partnership" means Highwoods/Forsyth Limited Partnership, a North Carolina limited partnership.

     "Highwoods Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Highwoods Operating Partnership.

     "Highwoods Properties" means the portfolio of 382 office and 148 industrial (including 80 service center) properties owned by Highwoods as of March 31, 1998.

     "Highwoods Right" means a preferred share purchase right declared by the Highwoods Board of Directors for each outstanding share Highwoods Common.

     "Highwoods Services" means Highwoods Services, Inc., a subsidiary of the Highwoods Operating Partnership.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnified Party" means the present and former directors, officers, employees and agents of any JCN Entity whom, for a period of six years after the Effective Time, Highwoods will indemnify, defend and hold harmless in certain identified circumstances.

     "Innisfree" means Innisfree M&A Incorporated.

     "Intell" means Intell Management and Investment Company.

     "INTRUST" means INTRUST Bank, N.A., the trustee of the ESOT.

     "IPO" means the initial public offering of Highwoods in 1994.

     "IRS" means Internal Revenue Service.

     "J.P. Morgan" means J.P. Morgan Securities Inc.

     "Jackson" means Jackson Acquisition Corp., a wholly owned subsidiary of Highwoods Properties, Inc., formed for the sole purpose of effecting the Merger.

     "JCN" means J.C. Nichols Company, a Missouri real estate operating company.

     "JCN Articles" means the Amended and Restated Articles of Incorporation of JCN.

     "JCN Bylaws" means the Amended and Restated Bylaws of JCN.

     "JCN Common" means the common stock, $.01 par value per share, of JCN.

     "JCN Entity" means any entity affiliated with JCN.

     "JCN Board of Directors" means the Board of Directors of JCN.

     "JCN Plan" means JCN's 1996 Stock Option Plan.

     "JCN Right" means a common stock purchase right declared by the JCN Board of Directors for each outstanding share of JCN Common.

     "JCN Shareholders" means the holders of JCN Common.

     "Kessinger/Hunter" means Kessinger/Hunter and Company, Inc., a Kansas City real estate brokerage, management and development firm.

     "LLC" means the limited liability company formed by JCN and Kessinger/Hunter.

     "Management Case" means the compounded annual growth of FFO and EBITDA implied by the projections of JCN's management.

     "Maximum Amount" means 200% of the current annual premium for JCN's existing directors' and officers' liability insurance.

     "Medina Litigation" means the lawsuit entitled Medina, et al. v. McCarthy, et al., initiated in 1995 on behalf of the beneficiaries of the ESOT.

     "Merger" means the merger of JCN into Jackson Acquisition Corp.

     "Merger Agreement" means the Agreement and Plan of Merger dated as of December 22, 1997 by and among JCN, Jackson and Highwoods, as amended pursuant to Amendment No. 1 dated April 29, 1998.

     "MGCL" means the Maryland General Corporation Law.

     "MOPPRS(SM)" means 6.835% Mandatory Par Put Remarketed Securities(SM) due February 1, 2013 issued by the Highwoods Operating Partnership.

     "Morgan Stanley" means Morgan Stanley & Co. Incorporated.

     "New Certificates" means the certificates representing the shares of Highwoods Common to be issued in the Merger.

     "No Election Shares" means those shares of JCN Common whose holders have not submitted an effective, properly completed Election Form on or before the Election Deadline.

     "Non-U.S. Shareholders" means non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates.

     "NYSE" means the New York Stock Exchange.

     "Old Certificates" means the certificates representing the shares of JCN Common.

     "Original Merger Agreement" means the Agreement and Plan of Merger dated December 22, 1998 among Highwoods, Jackson and JCN.

     "Ownership Limit" means the limit set forth in the Highwoods Articles providing that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the issued and outstanding capital stock of Highwoods.

     "Peer Group Index" means the group of publicly held companies sharing JCN's standard industrial code.

     "Per Share Cash Consideration" means the $65 per share of JCN Common Stock to be received by JCN Shareholders who select to receive in cash in the Merger, subject to the limitations described herein.

     "Per Share Stock Consideration" means the 1.84 to 2.03 shares of Highwoods Common issuable per share of JCN Common to JCN Shareholders who elect to receive shares of Highwoods Common in the Merger.

     "Petula" means Petula Associates.

     "Petula Litigation" means the complaint filed by Petula Associates in December 1996 in the United States District Court for the Western District of Missouri, and related proceedings.

     "Plaza" means the Country Club Plaza, JCN's most significant retail and office development with approximately 1.1 million square feet of retail space.

     "Put Option" means the obligation of JCN, under certain circumstances, to repurchase shares from ESOT beneficiaries.

     "Put Option Notes" means the $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Highwoods Operating Partnership on June 24, 1997.

     "Recognition Period" means the 10-year period beginning on the date on which Highwoods acquires an asset from a C-corporation in a carryover-basis transaction.

     "Record Date" means the date upon which holders of JCN Common become entitled to vote at the Special Meeting.

     "Registration Statement" means the registration statement filed by Highwoods on Form S-4 covering the shares of Highwoods Common to be issued in connection with the Merger.

     "REIT" means a real estate investment trust.

     "REIT Share" means a share of Highwoods Common issued upon redemption of a Common Unit.

     "Related Party Tenant" means a tenant of Highwoods which is 10% or more owned by either Highwoods or an owner of 10% or more (directly or constructively) of Highwoods, taking into account the applicable attribution rules.

     "Replacement Share" is a share of the acquiror or the parent of an acquiror which a limited partner may be entitled to upon occurrence of a "Trigger Event."

     "Research Triangle" means the Raleigh-Durham, North Carolina area.

     "Revolving Loans" means Highwoods' two revolving loans aggregating $430 million.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Settlement Agreement" means the Mutual Release and Settlement Agreement dated as of June 30, 1995, between JCN and certain other parties.

     "Special Meeting" means the Special Meeting of the shareholders of JCN to be held on July 1, 1998 and any adjournments or postponements thereof.

     "Taxpayer Relief Act" means the Taxpayer Relief Act of 1997.

     "TIF" means tax increment financing.

     "TIN" means taxpayer identification number.

     "Trigger Event" means a change of control of Highwoods which under the Highwoods Operating Partnership Agreement entitles a limited partner of the Highwoods Operating Partnership to a Replacement Share or the cash value thereof.

     "U.S. Shareholder" means a holder of Highwoods Common that (for Federal income tax purposes) (a) is a citizen or resident of the United States, (b) is a corporation or partnership (including an entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (c) is an estate, the income of which is subject to Federal income taxation regardless of its source, or (d) is any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     "UBTI" means unrelated business taxable income.

     "Wright Litigation" means a lawsuit filed on January 8, 1998 by Dennis Wright against JCN, the JCN Board of Directors and Highwoods.

     "X-POS(SM)" means Exercisable Put Option Securities issued by a trust formed by the Highwoods Operating Partnership which represent factional undivided beneficial interests in the trust.

                       INDEX TO THE FINANCIAL STATEMENTS



                                                                                            Page
                                                                                           -----
 PRO FORMA FINANCIAL STATEMENTS OF HIGHWOODS
  Pro Forma Condensed Consolidated Balance Sheet (unaudited) as of March 31, 1998 ........ F-2
  Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited) .................... F-3
  Pro Forma Condensed Consolidated Statement of Operations (unaudited) For the Three
Months Ended March 31, 1998 .............................................................. F-5
  Notes to Pro Forma Condensed Consolidated Statement of Operations (unaudited) .......... F-6
  Pro Forma Condensed Consolidated Statement of Operations (unaudited) For the Year Ended
December 31, 1997 ........................................................................ F-8
  Notes to Pro Forma Condensed Consolidated Statement of Operations (unaudited) .......... F-10
 FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES OF JCN
 Years Ended December 31, 1997, 1996 and 1995
 FINANCIAL STATEMENTS:
  Independent Auditors' Report ........................................................... F-13
  Consolidated Balance Sheets at December 31, 1997 and 1996 .............................. F-14
  Consolidated Statements of Operations For the Years Ended December 31, 1997, 1996 and
  1995.................................................................................... F-15
  Consolidated Statements of Stockholders' Equity (Deficit) For the Years Ended December
31, 1997, 1996 and 1995 .................................................................. F-16
  Consolidated Statements of Cash Flows For the Years Ended December 31, 1997, 1996 and    F-17
  1995.................................................................................... F-17
  Notes to Consolidated Financial Statements ............................................. F-18
 FINANCIAL STATEMENT SCHEDULES:
  Independent Auditors' Report ........................................................... F-29
  Schedule of Real Estate and Accumulated Depreciation at December 31, 1997 .............. F-30
  Schedule of Real Estate and Accumulated Depreciation Rollforwards For the Years ended
December 31, 1997, 1996 and 1995 ......................................................... F-36
  Schedule of Mortgage Loans and Real Estate at December 31, 1997 ........................ F-37
  Schedule of Rollforward of Mortgage Loans on Real Estate For the Years Ended December
31, 1997, 1996, and 1995 ................................................................. F-38
  Schedule of Valuation and Qualifying Accounts For the Year Ended December 31, 1997 ..... F-39
  Schedule of Valuation and Qualifying Accounts For the Year Ended December 31, 1996 ..... F-40
  Schedule of Valuation and Qualifying Accounts For the Year Ended December 31, 1995 ..... F-41
  Schedule of Mortgages Payable at December 31, 1997 ..................................... F-42
 Three Months Ended March 31, 1998 and 1997
 FINANCIAL STATEMENTS:
  Consolidated Balance Sheets at March 31, 1998 (Unaudited) and December 31, 1997 ........ F-46
  Consolidated Statements of Income for the Three Months Ended March 31, 1998 and
   March 31, 1997 (Unaudited) ............................................................ F-47
  Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1998 and
   March 31, 1997 (Unaudited) ............................................................ F-48
  Notes to Unaudited Consolidated Financial Statements ................................... F-49

                           HIGHWOODS PROPERTIES, INC.
           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                March 31, 1998
                                 (in thousands)


                                                                               Series D
                                                                           Preferred Share
                                                          Historical (a)     Offering (b)
                                                         ---------------- -----------------
 ASSETS
  Real estate assets, net ..............................    $2,998,539        $      --
  Cash and cash equivalents ............................        42,436               --
  Accounts and notes receivables .......................        32,276               --
  Accrued straight line rent receivable ................        16,189               --
  Investment in real estate partnerships ...............            --               --
  Other assets .........................................        42,292               --
                                                            ----------        ---------
                                                            $3,131,732        $      --
                                                            ==========        =========
 LIABILITIES AND STOCKHOLDERS' EQUITY
  Mortgages and notes payable ..........................    $1,231,099        $ (96,700)
  Accounts payable, accrued expenses and other .........        61,640               --
                                                            ----------        ---------
  Total liabilities ....................................     1,292,739          (96,700)
  Minority interest ....................................       301,031               --
  Preferred stock:
   Series A ............................................       125,000               --
   Series B ............................................       172,500               --
   Series D ............................................            --          100,000
  Stockholders' equity:
   Common stock ........................................           510               --
   Additional paid in capital ..........................     1,271,266           (3,300)
   Distributions in excess of net earnings .............       (31,314)              --
                                                            ----------        ---------
  Total stockholders' equity ...........................     1,537,962           96,700
                                                            ----------        ---------
                                                            $3,131,732        $      --
                                                            ==========        =========



                                                           April 1998
                                                              Debt             JCN
                                                          Offering (c)   Transaction (d)    Pro Forma
                                                         -------------- ----------------- -------------
 ASSETS
  Real estate assets, net ..............................     $   --          $509,806      $3,508,345
  Cash and cash equivalents ............................         --            42,767          85,203
  Accounts and notes receivables .......................         --            43,381          75,657
  Accrued straight line rent receivable ................         --                --          16,189
  Investment in real estate partnerships ...............         --            29,888          29,888
  Other assets .........................................      8,988             8,069          59,349
                                                             ------          --------      ----------
                                                             $8,988          $633,911      $3,774,631
                                                             ======          ========      ==========
 LIABILITIES AND STOCKHOLDERS' EQUITY
  Mortgages and notes payable ..........................     $8,988          $300,116      $1,443,503
  Accounts payable, accrued expenses and other .........         --            16,218          77,858
                                                             ------          --------      ----------
  Total liabilities ....................................      8,988           316,334       1,521,361
  Minority interest ....................................         --             1,846         302,877
  Preferred stock:
   Series A ............................................         --                --         125,000
   Series B ............................................         --                --         172,500
   Series D ............................................         --                --         100,000
  Stockholders' equity:
   Common stock ........................................         --                99             609
   Additional paid in capital ..........................         --           315,632       1,583,598
   Distributions in excess of net earnings .............         --                --         (31,314)
                                                             ------          --------      ----------
  Total stockholders' equity ...........................         --           315,731       1,950,393
                                                             ------          --------      ----------
                                                             $8,988          $633,911      $3,774,631
                                                             ======          ========      ==========

                           HIGHWOODS PROPERTIES, INC.


      NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                 March 31, 1998


1. BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed consolidated balance sheet of Highwoods Properties, Inc. (the "Company") is presented as if the following transactions had been consummated on March 31, 1998: (a) the issuance of 4,000,000 Depositary Shares each representing 1/10 of an 8% Series D Cumulative Redeemable Preferred Share (the "Series D Preferred Share Offering"), (b) the issuance of $200 million 7.5% notes due 2018 (the "April 1998 Debt Offering"), and (c) the completion of the acquisition of J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols") owning or having an ownership interest in 48 office properties, 14 industrial properties, 33 retail properties and 18 multi-family communities (the "JCN Transaction").

     The foregoing description of the properties to be acquired in the J.C. Nichols Transaction may differ from J.C. Nichols' description of such properties set forth elsewhere in the Proxy Statement/Prospectus. See "Description of JCN." Such descriptions differ because, among other things, (i) unlike J.C. Nichols, the Company discloses property information on a consolidated, rather than unconsolidated, basis and (ii) the Company counts each building as a separate property regardless of whether such building is part of an office or industrial park.

     The acquisitions have been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values, which may be subject to further refinement, including appraisals and other analyses.

     This unaudited pro forma condensed consolidated balance sheet should be read in conjunction with the pro forma condensed consolidated statement of operations of the Company for the three months ended March 31, 1998 and for the year ended December 31, 1997, the consolidated financial statements and related notes of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1997, the unaudited financial statements and related notes of the Company included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the consolidated financial statements and related notes of J.C. Nichols Company and Subsidiaries as of and for the three months ended March 31, 1998 set forth elsewhere in this Proxy Statement/Prospectus.

     The pro forma condensed consolidated balance sheet is unaudited and not necessarily indicative of what the actual financial position would have been had the aforementioned transactions actually occurred on March 31, 1998, nor does it purport to represent the future financial position of the Company.

                          HIGHWOODS PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)-- Continued


2. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

   (a.) Represents the Company's historical consolidated balance sheet contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

   (b.) Reflects the issuance of 4,000,000 Depositary Shares, each representing 1/10 of a share of the Company's 8% Series D Cumulative Redeemable Preferred Shares in the 1998 Series D Preferred Share Offering, at an offering price of $25 per Depositary Share, net of underwriting discounts and other offering costs of approximately $3.3 million and the use of net proceeds to pay off $96.7 million of debt drawn on the Company's $430 aggregate amount of unsecured revolving loans (the "Lines of Credit").

   (c.) Reflects approximately $6.4 million paid to settle a treasury lock agreement in connection with the April 1998 Debt Offering and the underwriters discount and other offering costs of approximately $2.6 million. The $6.4 million paid to terminate the hedge instrument and the underwriters discount and other offering costs are being amortized over the life of the notes using the effective interest rate method for the hedge instrument and the underwriters discount and the straight line basis for the financing costs.

   (d.) Reflects the allocation of the $589.3 million purchase price to the fair value of the net assets acquired in the JCN Transaction. The purchase price will consist of the issuance of approximately 9,860,496 shares of the Company's Common Stock (valued at $32.0197 per share) and the assumption of approximately $273.5 million of net liabilities ($316.3 of liabilities assumed offset by the March 31, 1998 cash balance of J.C. Nichols of $42.8 million, after paying approximately $14.5 million in transaction costs). For purposes of calculating the pro forma condensed consolidated balance sheet, the Company has assumed that the consideration will consist entirely of the issuance of its Common Stock.

                           HIGHWOODS PROPERTIES, INC.
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                   For the Three Months Ended March 31, 1998
                     (In thousands, except per share data)



                                                                                              MOPPRS          Series D
                                                                                             and Debt     Preferred Share
                                                                          Historical (a)     Offering         Offering
                                                                         ---------------- -------------- -----------------
REVENUE:
Rental property ........................................................     $100,331       $      --       $       --
Residential sales ......................................................           --              --               --
Other Income ...........................................................        2,157              --               --
                                                                             --------       ---------       ----------
                                                                              102,488              --               --
OPERATING EXPENSES:
Rental property ........................................................       29,728              --               --
Residential cost of sales ..............................................           --              --               --
Depreciation and amortization ..........................................       17,161              --               --
INTEREST EXPENSE:
 Contractual ...........................................................       17,162           1,123(b)        (1,612)(e)
 Amortization of deferred financing costs ..............................          616               9(c)            --
                                                                             --------       ---------       ----------
                                                                               17,778           1,132           (1,612)
General and administrative .............................................        3,784              --               --
                                                                             --------       ---------       ----------
Income before minority interest ........................................       34,037          (1,132)           1,612
Minority interest ......................................................       (5,608)            170(d)          (242)(d)
                                                                             --------       ---------       ----------
Income before extraordinary item and dividends on preferred shares .....       28,429            (962)           1,370
Extraordinary item-loss on extinguishment of debt ......................          (46)             --               --
                                                                             --------       ---------       ----------
                                                                               28,383            (962)           1,370
Dividends on preferred shares ..........................................       (6,145)             --           (2,000)(f)
                                                                             --------       ---------       ----------
Net income available for common shareholders ...........................     $ 22,238       $    (962)      $     (630)
                                                                             ========       =========       ==========
Net income per common share-basic ......................................     $   0.45
                                                                             ========
Net income per common share-diluted ....................................     $   0.45
                                                                             ========
Weighted average shares-basic ..........................................       49,051
                                                                             ========
Weighted average shares-diluted ........................................       49,688
                                                                             ========



                                                                          April 1998                          JCN
                                                                             Debt            JCN           Pro forma
                                                                           Offering    Historical (i)     Adjustments
                                                                         ------------ ---------------- -----------------
REVENUE:
Rental property ........................................................   $   --          $19,709        $       --
Residential sales ......................................................       --            1,221            (1,221)(j)
Other Income ...........................................................       --            2,035               348 (j)
                                                                           ------          -------        ----------
                                                                               --           22,965              (873)
OPERATING EXPENSES:
Rental property ........................................................       --           10,407            (1,845)(k)
Residential cost of sales ..............................................       --              873              (873)(j)
Depreciation and amortization ..........................................       --            2,894              (345)(l)
INTEREST EXPENSE:
 Contractual ...........................................................      555(g)         5,426                --
 Amortization of deferred financing costs ..............................      112(h)            --                --
                                                                           ------          -------        ----------
                                                                              667            5,426                --
General and administrative .............................................       --               --             1,845 (k)
                                                                           ------          -------        ----------
Income before minority interest ........................................     (667)           3,365               345
Minority interest ......................................................      100(d)            --               (54)(d)
                                                                           ------          -------        ----------
Income before extraordinary item and dividends on preferred shares .....     (567)           3,365               291
Extraordinary item-loss on extinguishment of debt ......................       --               --                --
                                                                           ------          -------        ----------
                                                                             (567)           3,365               291
Dividends on preferred shares ..........................................       --               --                --
                                                                           ------          -------        ----------
Net income available for common shareholders ...........................   $ (567)         $ 3,365        $      291
                                                                           ======          =======        ==========
Net income per common share-basic ......................................
Net income per common share-diluted ....................................
Weighted average shares-basic ..........................................
Weighted average shares-diluted ........................................



                                                                           Pro Forma
                                                                         ------------
REVENUE:
Rental property ........................................................   $120,040
Residential sales ......................................................         --
Other Income ...........................................................      4,540
                                                                           --------
                                                                            124,580
OPERATING EXPENSES:
Rental property ........................................................     38,290
Residential cost of sales ..............................................         --
Depreciation and amortization ..........................................     19,710
INTEREST EXPENSE:
 Contractual ...........................................................     22,654
 Amortization of deferred financing costs ..............................        737
                                                                           --------
                                                                             23,391
General and administrative .............................................      5,629
                                                                           --------
Income before minority interest ........................................     37,560
Minority interest ......................................................     (5,634)
                                                                           --------
Income before extraordinary item and dividends on preferred shares .....     31,926
Extraordinary item-loss on extinguishment of debt ......................        (46)
                                                                           --------
                                                                             31,880
Dividends on preferred shares ..........................................     (8,145)
                                                                           --------
Net income available for common shareholders ...........................   $ 23,735
                                                                           ========
Net income per common share-basic ......................................   $   0.39
                                                                           ========
Net income per common share-diluted ....................................   $   0.39
                                                                           ========
Weighted average shares-basic ..........................................     60,897
                                                                           ========
Weighted average shares-diluted ........................................     61,534
                                                                           ========

                           HIGHWOODS PROPERTIES, INC.


 NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


                   For the Three Months Ended March 31, 1998


1. BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed consolidated statement of operations is presented as if the following transactions had been consummated on January 1, 1998: (a) the completion of offering of $125 million of 6.835% Mandatory Par Put Remarketed Securities(SM) ("MOPPRS(SM)") and $100 million of unsecured notes due 2018 (collectively, the "MOPPRS and Debt Offering"), (b) the completion of the Series D Preferred Share Offering, (c) the completion of the April 1998 Debt Offering and (d) the completion of the JCN Transaction.

     This unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company as of March 31, 1998, the consolidated financial statements and related notes of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1997, the unaudited financial statements and related notes of the Company included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, the financial statements and related notes of Associated Capital Properties Portfolio and 1997 Pending Acquisitions included in the Company's Current Report on Form 8-K dated October 1, 1997 (as filed with the Securities and Exchange Commission on October 16,
1997), the statements of revenues and certain expenses of Riparius Properties, Shelton Properties and Winners Circle for the year ended December 31, 1996 included in the Company's Form 8-K dated November 17, 1997 (as filed with the Securities and Exchange Commission on February 3, 1998), and the consolidated financial statements and related notes of J.C. Nichols Company and Subsidiaries for the year ended December 31, 1997 and for the three months ended March 31, 1998, both of which are set forth elsewhere in this Proxy Statement/ Prospectus.

     The pro forma condensed consolidated statement of operations is unaudited and is not necessarily indicative of what the Company's actual results would have been had the aforementioned transactions actually occurred on January 1, 1998 nor does it purport to represent the future operating results of the Company.


2. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

   (a.) Represents the Company's historical consolidated statement of operations contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 1998.

   (b.) Represents the pro-rated estimated interest expense on $125 million of MOPPRS due 2013 at an interest rate of 6.835% and $100 million in debt securities due 2008 (at a rate of 7.125%) offset by the interest expense savings of $33.3 million on the Lines of Credit at an average interest rate of 6.59% repaid with the proceeds of the MOPPRS and Debt Offering.

   (c.) Represents the amortization of the deferred financing costs associated with the MOPPRS and Debt Offering, straight-line over the terms of the securities offset by the amortization of the $3.5 million MOPPRS premium paid by the remarketing dealer, using the effective interest method over the term of the securities.

     (d.) Represents the net adjustment to minority interest to reflect the pro forma minority interest percentage of 15.0%.

   (e.) Represents the interest expense savings on $96.7 million of the Lines of Credit at an average interest rate of 6.67% repaid with the proceeds of the Series D Preferred Share Offering.

   (f.) Represents the pro-rated 8% dividend on the Series D Preferred Shares issued in the Series D Preferred Share Offering.

   (g.) Represents the estimated interest expense on $200 million of notes due
     2018 at a discount of .361% with an interest rate of 7.5% offset by the interest expense savings on $191.0 million of the Lines of Credit at an average interest rate of 6.69% repaid with the proceeds of the notes.

   (h.) Represents the amortization of the deferred financing costs (including the $6.4 million paid to terminate the related treasury lock agreement) associated with the $200 million notes using the effective interest rate method for the hedge instrument and underwriters discount and the straight line basis for the financing costs.

                          HIGHWOODS PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                            (UNAUDITED)-- Continued


   (i.) Represents the J.C. Nichols Company and Subsidiaries' historical statement of operations (pre-tax) contained in its consolidated financial statements and related notes for the three months ended March 31, 1998 set forth elsewhere in this Proxy Statement/Prospectus.

   (j.) Represents the reclass of the historical gross profit of the residential business to other income as this will be accounted for in a separate business entity under the equity method of accounting upon acquisition. J.C. Nichols presently consolidates the residential business; however, subsequent to the merger, Highwoods will not have majority ownership or control of the entity which will conduct the residential business and will accordingly use the equity method of accounting.

   (k.) Represents a reclass of certain operating expenses to general and administrative expense ($1,845) for comparative purposes.

   (l.) Represents the reduction in historical depreciation expense on the properties acquired in the JCN Transaction based on a 80% allocation to buildings and a 20% allocation to land for net assets acquired. Amounts recorded as tenant improvements on J.C. Nichols' general ledger depreciated as buildings over 40 years after the combination which accounts for the decrease.

                           HIGHWOODS PROPERTIES, INC.
      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                     For the Year Ended December 31, 1997
                     (In thousands, except per share data)



                                                         Century Center                                          1997
                                                          and Anderson         Other            ACP             Pending
                                       Historical (a)   Transactions (b)   Offerings (c)   Portfolio (d)   Acquisitions (e)
                                      ---------------- ------------------ --------------- --------------- ------------------
REVENUE:
Rental property .....................    $ 266,933          $  1,047         $      --       $ 52,411           $10,560
Residential sales ...................           --                --                --             --                --
Other Income ........................        7,537                --                --          1,880               123
                                         ---------          --------         ---------       --------           -------
                                           274,470             1,047                --         54,291            10,683
OPERATING EXPENSES:
Rental property .....................       76,743               317                --         23,956             4,396
Residential cost of sales ...........           --                --                --             --                --
Depreciation and amortization .......       47,533               715                --          9,019                --
INTEREST EXPENSE:
 Contractual ........................       45,138             1,358            (1,077)        25,215                --
 Amortization of deferred
  financing costs ...................        2,256                --                --             --                --
                                         ---------          --------         ---------       --------           -------
                                            47,394             1,358            (1,077)        25,215                --
General and administrative ..........       10,216                --                --             --                --
                                         ---------          --------         ---------       --------           -------
Income before minority interest .....       92,584            (1,343)            1,077         (3,899)            6,287
Minority interest ...................      (15,106)               --                --             --                --
                                         ---------          --------         ---------       --------           -------
Income before extraordinary item
 and dividends on preferred
 shares .............................       77,478            (1,343)            1,077         (3,899)            6,287
Extraordinary item-loss on
 extinguishment of debt .............       (5,799)
                                         ---------          --------         ---------       --------           -------
                                            71,679            (1,343)            1,077         (3,899)            6,287
Dividends on preferred shares .......      (13,117)               --            (1,289)            --                --
                                         ---------          --------         ---------       --------           -------
Net income available for common
 shareholders .......................    $  58,562          $ (1,343)        $    (212)      $ (3,899)          $ 6,287
                                         =========          ========         =========       ========           =======
Net income per common
 share-basic ........................    $    1.51
                                         =========
Net income per common-basic
 share-diluted ......................    $    1.50
                                         =========
Weighted average shares-basic .......       38,770
                                         =========
Weighted average shares-diluted .....       39,161
                                         =========



                                            Use of
                                          Preferred
                                            Stock             Common                              Other            Pro forma
                                           Offering            Stock           Acquired         Acquired      Acquired Properties
                                           Proceeds          Offering       Properties (j)   Properties (k)       Adjustments
                                      ----------------- ------------------ ---------------- ---------------- --------------------
REVENUE:
Rental property .....................   $        --        $        --          $9,332          $ 13,255          $      --
Residential sales ...................            --                 --              --                --                 --
Other Income ........................            --                 --              --                --                 --
                                        -----------        -----------          ------          --------          ---------
                                                 --                 --           9,332            13,255                 --
OPERATING EXPENSES:
Rental property .....................            --                 --           1,727             6,474                188(l)
Residential cost of sales ...........            --                 --              --                --                 --
Depreciation and amortization .......            --                 --              --                --              3,369(m)
INTEREST EXPENSE:
 Contractual ........................        (8,378)(f)        (13,704)(i)          --                --             12,947(n)
 Amortization of deferred
  financing costs ...................            --                 --              --                --                 --
                                        -----------        -----------          ------          --------          ---------
                                             (8,378)           (13,704)             --                --             12,947
General and administrative ..........            --                 --              --                --                 --
                                        -----------        -----------          ------          --------          ---------
Income before minority interest .....         8,378             13,704           7,605             6,781            (16,504)
Minority interest ...................        (1,257)(g)         (2,056)(g)          --                --                 --
                                        -----------        -----------          ------          --------          ---------
Income before extraordinary item
 and dividends on preferred
 shares .............................         7,121             11,648           7,605             6,781            (16,504)
Extraordinary item-loss on
 extinguishment of debt .............   -----------       ------------          -------         --------          ----------
                                              7,121             11,648           7,605             6,781            (16,504)
Dividends on preferred shares .......       (10,175)(h)             --              --                --                 --
                                        -----------        -----------          ------          --------          ---------
Net income available for common
 shareholders .......................   $    (3,054)       $    11,648          $7,605          $  6,781          $ (16,504)
                                        ===========        ===========          ======          ========          =========
Net income per common
 share-basic ........................
Net income per common-basic
 share-diluted ......................
Weighted average shares-basic .......
Weighted average shares-diluted .....

                           HIGHWOODS PROPERTIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED) --
                                  (continued)
                     For the Year Ended December 31, 1997
                     (In thousands, except per share data)

                                                                            MOPPRS         1998           Series D
                                                                           and Debt    Common Stock   Preferred Share
                                                                           Offering      Offering         Offering
                                                                         ------------ -------------- -----------------
REVENUE:
Rental property ........................................................   $   --       $     --        $       --
Residential sales ......................................................       --             --                --
Other Income ...........................................................       --             --                --
                                                                           ------       --------        ----------
                                                                               --             --                --
OPERATING EXPENSES:
Rental property ........................................................       --             --                --
Cost of residential sales ..............................................       --             --                --
Depreciation and amortization ..........................................       --             --                --
INTEREST EXPENSE:
 Contractual ...........................................................      285(o)        (415)(q)            --
 Amortization of deferred financing costs ..............................      108(p)          --                --
                                                                           ------       --------        ----------
                                                                              393           (415)               --
General and administrative .............................................       --             --                --
                                                                           ------       --------        ----------
Income before minority interest ........................................     (393)           415                --
Minority interest ......................................................       59(g)         (62)(g)            --
                                                                           ------       --------        ----------
Income before extraordinary item and dividends on preferred shares .....     (334)           353                --
Extraordinary item -- loss on extinguishment of debt ...................   ------       --------        ----------
                                                                             (334)           353                --
Dividends on preferred shares ..........................................       --             --            (8,000)(r)
                                                                           ------       --------        ----------
Net income available for common shareholders ...........................   $ (334)      $    353        $   (8,000)
                                                                           ======       ========        ==========
Net income per common share -- basic ...................................
Net income per common share -- diluted .................................
Weighted average shares-basic ..........................................
Weighted average shares-diluted ........................................



                                                                          $200 Million                          JCN
                                                                              Debt             JCN           Pro Forma
                                                                            Offering     Historical (u)     Adjustments
                                                                         -------------- ---------------- -----------------
REVENUE:
Rental property ........................................................   $     --          $78,076        $       --
Residential sales ......................................................         --            7,137            (7,137)(v)
Other Income ...........................................................         --           12,646             1,812 (v)
                                                                           --------          -------        ----------
                                                                                 --           97,859            (5,325)
OPERATING EXPENSES:
Rental property ........................................................         --           44,654            (7,476)(w)
Cost of residential sales ..............................................         --            5,325            (5,325)(v)
Depreciation and amortization ..........................................                      13,483            (3,287)(x)
INTEREST EXPENSE:
 Contractual ...........................................................      2,078(s)        22,333                --
 Amortization of deferred financing costs ..............................        449(t)            --                --
                                                                           --------          -------        ----------
                                                                              2,527           22,333                --
General and administrative .............................................         --                              7,476(w)
                                                                           --------          -------        ----------
Income before minority interest ........................................     (2,527)          12,064             3,287
Minority interest ......................................................        379(g)            --            (1,085)(g)
                                                                           --------          -------        ----------
Income before extraordinary item and dividends on preferred shares .....     (2,148)          12,064             2,202
Extraordinary item -- loss on extinguishment of debt ...................   --------          -------        ----------
                                                                             (2,148)          12,064             2,202
Dividends on preferred shares ..........................................         --               --                --
                                                                           --------          -------        ----------
Net income available for common shareholders ...........................   $ (2,148)         $12,064        $    2,202
                                                                           ========          =======        ==========
Net income per common share -- basic ...................................
Net income per common share -- diluted .................................
Weighted average shares-basic ..........................................
Weighted average shares-diluted ........................................



                                                                           Pro Forma
                                                                         ------------
REVENUE:
Rental property ........................................................  $ 431,614
Residential sales ......................................................         --
Other Income ...........................................................     23,998
                                                                          ---------
                                                                            455,612
OPERATING EXPENSES:
Rental property ........................................................    150,979
Cost of residential sales ..............................................         --
Depreciation and amortization ..........................................     70,832
INTEREST EXPENSE:
 Contractual ...........................................................     85,780
 Amortization of deferred financing costs ..............................      2,813
                                                                          ---------
                                                                             88,593
General and administrative .............................................     17,692
                                                                          ---------
Income before minority interest ........................................    127,516
Minority interest ......................................................    (19,128)
                                                                          ---------
Income before extraordinary item and dividends on preferred shares .....    108,388
Extraordinary item -- loss on extinguishment of debt ...................     (5,799)
                                                                          ---------
                                                                            102,589
Dividends on preferred shares ..........................................    (32,581)
                                                                          ---------
Net income available for common shareholders ...........................  $  70,008
                                                                          =========
Net income per common share -- basic ...................................  $    1.15
                                                                          =========
Net income per common share -- diluted .................................  $    1.14
                                                                          =========
Weighted average shares-basic ..........................................     60,897
                                                                          =========
Weighted average shares-diluted ........................................     61,534
                                                                          =========

                           HIGHWOODS PROPERTIES, INC.


 NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


                      For the Year Ended December 31, 1997


1. BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed consolidated statement of operations is presented as if the following transactions had been consummated on January 1, 1997: (a) the completion of the business combination with Anderson Properties, Inc. ("Anderson Properties") and the purchase of a portfolio of properties from affiliates of Anderson Properties (the "Anderson Transaction") and the purchase of Century Center Office Park and an affiliated property portfolio (the "Century Center Transaction"), (b) the issuance of 125,000 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and of $100,000,000 of Exercisable Put Option Notes (collectively the "Other Offerings"), (c) the completion of a business combination with Associated Capital Properties, Inc. ("ACP") (d) the completion of the acquisition of the seven properties that ACP had under contract to purchase (the "1997 Pending Acquisitions"), (e) the issuance of 6.9 million Series B Preferred Shares at a price of $25 per share (the "Preferred Stock Offering"), (f) the issuance of 8.5 million shares of Common Stock (the "Common Stock Offering"), (g) the completion of the business combination with Riparius Development Corporation and the acquisitions of seven properties in Winston-Salem, NC and one property in Nashville, TN (collectively, the "Acquired Properties"), (h) the completion of the Garcia acquisition consisting of fourteen properties, six service center properties an 66 acres of development land and the completion of four other acquisitions of seven properties (collectively, the "Other Acquired Properties"), (i) the completion of the MOPPRS and Debt Offering and (j) the completion of the issuance of 2 million shares of Common Stock at a price of $36 per share ("the 1998 Common Stock Offering), (k) the completion of the Series D Preferred Share Offering,
(l) the completion of the April 1998 Debt Offering and (m) the completion of the JCN Transaction.

     This unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the pro forma condensed consolidated balance sheet of the Company as of March 31, 1998, the consolidated financial statements and related notes of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1997, the unaudited financial statements and related notes of the Company included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, the financial statements and related notes of Associated Capital Properties Portfolio and 1997 Pending Acquisitions included in the Company's Current Report on Form 8-K dated October 1, 1997 (as filed with the Securities and Exchange Commission on October 16,
1997), the statements of revenues and certain expenses of Riparius Properties, Shelton Properties and Winners Circle for the year ended December 31, 1996 included in the Company's Form 8-K dated November 17, 1997 (as filed with the Securities and Exchange Commission on February 3, 1998), and the consolidated financial statements and related notes of J.C. Nichols Company and Subsidiaries for the year ended December 31, 1997 and for the three months ended March 31, 1998, both of which are set forth elsewhere in this Proxy Statement/ Prospectus.

     The pro forma condensed consolidated statement of operations is unaudited and is not necessarily indicative of what the Company's actual results would have been had the aforementioned transactions actually occurred on January 1, 1997 nor does it purport to represent the future operating results of the Company.


2. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

   (a.) Represents the Company's historical consolidated statement of operations contained in its Annual Report on Form 10-K for the year ended December 31, 1997.

   (b.) Reflects the historical statement of operations of Century Center
     Office Park and an affiliated portfolio ("Century Center") and the properties acquired in the Anderson Transaction for the period from January 1, 1997 through the respective dates of their acquisition, adjusted on a pro forma basis for interest expense and depreciation expense. Interest expense reflects the reduction in mortgage interest rate costs based on the average rate of assumed debt (7.15% and 8.78% for Century Center and Anderson Properties, respectively) at the date of acquisition. Depreciation expense has been adjusted to reflect a 40 year depreciable life for buildings on a straight line basis at the date of acquisition.

   (c.) Reflects the estimated interest expense savings on $127.5 million of the Lines of Credit at an interest rate of 7.60% (6.25% interest rate cap plus 135 basis points) and $63.1 million of other loans repaid with the proceeds of the

                          HIGHWOODS PROPERTIES, INC.

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                            (UNAUDITED) -- Continued

2. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS -- Continued

     Other Offerings at an average interest rate of 8.50% and the dividends incurred on the Company's Series A Cumulative Redeemable Preferred Shares from January 1, 1997 through the date of the offering of the Series A Cumulative Redeemable Preferred Shares.

   (d.) Represents the historical revenues and operating expenses of the ACP
     Portfolio through the date of acquisition and the historical operations of properties acquired by ACP during 1997 from January 1, 1997 to the respective dates of their acquisition adjusted on a pro forma basis for incremental revenue related to owner-occupied buildings, interest expense and depreciation expense related to the ACP Portfolio and the 1997 Pending Acquisitions. Interest expense reflects the reduction in mortgage interest costs based on the average interest rate of assumed debt (8.27%) and the interest rate on debt drawn on the line of credit (6.69%) at the date of acquisition. Depreciation expense had been adjusted to reflect a 40 year depreciable life for buildings on a straight line basis at the date of acquisition.

   (e.) Reflects the historical revenues and operating expenses of the 1997
     Pending Acquisitions through the date of acquisition.

   (f.) Reflects the estimated interest expense savings on $166.9 million of the Lines of Credit at an average interest rate of 6.69% repaid with the proceeds of the Preferred Stock Offering.

  (g.) Represents the net adjustment to minority interest to reflect the pro forma minority interest percentage of 15.0%.

  (h.) Represents the 8% dividend on the Series B Preferred Shares issued in the Preferred Stock Offering.

  (i.) Represents the estimated interest expense savings on $273.1 million of the Lines of Credit at an average interest rate of 6.69% repaid with the proceeds of the Common Stock Offering.

  (j.)  Reflects the historical revenues and operating expenses of Acquired
     Properties through the date of acquisition.

  (k.)  Reflects the historical revenues and operating expenses of Other
     Acquired Properties through the date of acquisition.

  (l.) Represents the incremental operating expenses related to salary expense of property management expected to be incurred by the Company upon completion of the Acquired Properties and the Other Acquired Properties.

  (m.)  Represents the net adjustment of depreciation expense for Acquired
     Properties and the Other Acquired Properties based upon an assumed allocation of the purchase price to land, buildings and development in process. Building depreciation is computed on a straight-line basis using an estimated life of 40 years.

  (n.) Represents the net adjustment to interest expense to reflect interest costs on $219.4 million in borrowings under the Lines of Credit at an assumed rate of 6.87% (the capped interest rate based on a 30-day LIBOR rate of 5.87% plus 100 basis points) and $31.0 million in assumed debt at a weighted average interest rate of 8.33%.

  (o.)  Represents the estimated interest expense on $125 million of MOPPRS due
     2013 at an interest rate of 6.835% and $100 million in debt securities due 2008 (at a rate of 7.125%) offset by the interest expense savings on the $226.3 million of the Lines of Credit at an average interest rate of 6.69% repaid with the proceeds of the MOPPRS and Debt Offering.

  (p.) Represents the amortization of the deferred financing costs associated with the MOPPRS and Debt Offering, straight-line over the terms of the securities offset by the amortization of the $3.5 million MOPPRS premium paid by the remarketing dealer, using the effective interest method over the term of the securities.

  (q.) Represents the estimated interest expense savings on $30.8 million of the Lines of Credit at an average interest rate of 6.69% repaid with a portion of the net proceeds of the 1998 Common Stock Offering.

  (r.) Represents the 8% dividend on the Series D Preferred Shares issued in the Series D Preferred Share Offering.

                          HIGHWOODS PROPERTIES, INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                            (UNAUDITED)-- Continued


  (s.)  Represents the estimated interest expense on $200 million of notes due
     2018 at a discount of .361% with an interest rate of 7.5% offset by the interest expense savings on $170.9 million of the Lines of Credit at an average interest rate of 6.95% repaid with the proceeds of the notes.

   (t.) Represents the amortization of the deferred financing costs (including the $6.4 million paid to terminate the related treasury lock agreement) associated with the $200 million notes using the effective interest rate method for the hedge instrument and underwriters discount and the straight line basis for the financing costs.

   (u.) Represents the J.C. Nichols Company and Subsidiaries' historical statement of operations (pre-tax) contained in the consolidated financial statements and related notes of J.C. Nichols Company and Subsidiaries as of and for the year ended December 31, 1997 set forth elsewhere in this Proxy Statement/Prospectus.

   (v.) Represents the reclass of the historical gross profit of the residential business to other income as this will be accounted for in a separate business entity under the equity method of accounting upon acquisition. J.C. Nichols Company presently consolidates the residential business; however, subsequent to the merger, Highwoods will not have majority ownership or control of the entity which will conduct the residential business and will accordingly use the equity method of accounting.

   (w.) Represents a reclass of certain operating expenses to general and administrative expense ($7,476) for comparative purposes.

   (x.) Represents the reduction in historical depreciation expense on the properties acquired in the JCN Transaction based on a 80% allocation to buildings and a 20% allocation to land for net assets acquired. Amounts recorded as tenant improvements on J.C. Nichols' general ledger and depreciated as buildings over 40 years after the combination which accounts for the decrease.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors


J.C. Nichols Company
Kansas City, Missouri:

     We have audited the accompanying consolidated balance sheets of J.C. Nichols Company and subsidiaries (the Company) as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

Kansas City, Missouri
March 6, 1998

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS



                                                                                                     December 31,
                                                                                           ---------------------------------
                                                                                                 1997             1996
                                                                                           ---------------- ----------------
ASSETS
Revenue-producing properties (note 2) ....................................................  $ 163,097,000    $ 189,011,000
Land and improvement inventories .........................................................      9,791,000       24,204,000
Property held for future development .....................................................      7,793,000        6,918,000
                                                                                            -------------    -------------
 Total properties ........................................................................    180,681,000      220,133,000
Cash and cash equivalents ................................................................     15,968,000       14,454,000
Temporary investments ....................................................................     42,633,000       45,053,000
Accounts receivable (note 9) .............................................................      3,061,000        2,000,000
Prepaid expenses .........................................................................      6,378,000        6,355,000
Notes receivable (notes 3, 9 and 10) .....................................................     40,757,000       21,514,000
Investments in real estate partnerships (note 4) .........................................      2,457,000        2,163,000
Minority interest in consolidated partnerships ...........................................      4,717,000        4,431,000
Income taxes receivable ..................................................................        383,000               --
Deferred income taxes (note 7) ...........................................................             --        3,456,000
Other assets, net ........................................................................        739,000          768,000
                                                                                            -------------    -------------
                                                                                            $ 297,774,000    $ 320,327,000
                                                                                            =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Mortgage indebtedness (note 5) ...........................................................  $ 288,553,000    $ 309,188,000
Notes payable to banks and others (notes 9 and 14) .......................................     12,990,000        2,000,000
Accounts payable and tenants' deposits ...................................................      9,059,000        6,633,000
Accrued expenses and other liabilities ...................................................      8,613,000        8,020,000
Income taxes payable .....................................................................             --       11,525,000
Accrued contribution to Employee Stock Ownership Trust (note 10) .........................             --       11,050,000
Deferred gains on the sale of property ...................................................      2,024,000          517,000
Deferred income taxes (note 7) ...........................................................      2,708,000               --
                                                                                            -------------    -------------
                                                                                              323,947,000      348,933,000
                                                                                            -------------    -------------
Stockholders' equity (deficit):
 Common stock, par value $.01 per share; 10,000,000 shares authorized and 5,721,744
   and 5,016,745 shares issued (note 13) .................................................        100,000          100,000
 Additional paid-in capital ..............................................................     19,917,000        8,319,000
 Retained earnings .......................................................................     99,788,000       80,402,000
                                                                                            -------------    -------------
                                                                                              119,805,000       88,821,000
 Less treasury stock, at cost (1,179,235 and 164,345 shares of common stock) (note 14)        145,978,000      117,427,000
                                                                                            -------------    -------------
Total stockholders' equity (deficit) .....................................................    (26,173,000)     (28,606,000)
Commitments and contingencies (notes 2, 8 and 10) ........................................  -------------    -------------
                                                                                            $ 297,774,000    $ 320,327,000
                                                                                            =============    =============

         See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                           Years ended December 31,
                                                             ----------------------------------------------------
                                                                   1997             1996              1995
                                                             --------------- ----------------- ------------------
Sales and revenues:
 Rents .....................................................  $ 78,076,000     $  79,878,000     $   79,818,000
 Property sales ............................................     7,137,000         6,623,000          6,047,000
 Commissions and fees ......................................     1,057,000         1,232,000          1,459,000
 Dividends and interest ....................................     5,740,000         4,634,000          4,806,000
 Gains on sales of investments and other assets ............     2,628,000        34,867,000          5,711,000
 Equity in earnings of unconsolidated affiliates ...........     1,639,000           697,000            157,000
 Other .....................................................     1,582,000         4,697,000          1,307,000
                                                              ------------     -------------     --------------
                                                                97,859,000       132,628,000         99,305,000
                                                              ------------     -------------     --------------
Costs and expenses:
 Selling, general and operating expenses ...................    44,654,000        45,394,000         45,952,000
 Cost of property sales ....................................     5,325,000         5,162,000          3,944,000
 Interest ..................................................    22,333,000        23,466,000         27,862,000
 Depreciation and amortization .............................    13,483,000        13,954,000         14,355,000
 Employee Stock Ownership Trust contribution (note 10) .....            --                --          1,787,000
 Valuation allowances ......................................            --                --          2,350,000
 Litigation settlement (note 11) ...........................            --                --         19,553,000
                                                              ------------     -------------     --------------
                                                                85,795,000        87,976,000        115,803,000
                                                              ------------     -------------     --------------
Income (loss) before income taxes ..........................    12,064,000        44,652,000        (16,498,000)
Income tax expense (benefit) (note 7) ......................    (7,322,000)       16,750,000         (5,746,000)
                                                              ------------     -------------     --------------
Net income (loss) ..........................................  $ 19,386,000     $  27,902,000     $  (10,752,000)
                                                              ============     =============     ==============
Basic income (loss) per share ..............................  $       4.63     $        5.75     $        (0.74)
                                                              ============     =============     ==============
Diluted income (loss) per share ............................  $       4.47     $        5.62     $        (0.74)
                                                              ============     =============     ==============

         See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                               Years ended
                                                                              December 31,
                                                                            -----------------
                                                                                   1997
                                                                            -----------------
Common stock:
 Balance at beginning and end of year (note 13) ...........................  $      100,000
                                                                             --------------
Additional paid-in capital (note 13):
 Balance at beginning of year .............................................       8,319,000
 Contribution of 110,000 shares to Employee Stock Ownership Trust
   (note 10) ..............................................................              --
 Conveyance of 679,999 shares to Employee Stock Ownership Trust
   and to a Court (note 10) ...............................................      11,050,000
 Income tax benefit of options exercised on 25,000 shares .................         381,000
 Earned stock compensation (note 12) ......................................         167,000
                                                                             --------------
 Balance at end of year ...................................................      19,917,000
                                                                             --------------
Unrealized gain on marketable equity securities available-for-sale, net of income taxes:
 Balance at beginning of year .............................................              --
 Unrealized gain, net of income taxes of $184,000 and $4,165,000 ..........              --
 Realized loss from sale of securities, net of income taxes of
   $23,000 ................................................................              --
 Realized gain from sale of securities, net of income taxes of
   $11,636,000 and $208,000 ...............................................              --
                                                                             --------------
 Balance at end of year ...................................................              --
                                                                             --------------
Retained earnings:
 Balance at beginning of year .............................................      80,402,000
 Net income (loss) ........................................................      19,386,000
                                                                             --------------
 Balance at end of year ...................................................      99,788,000
                                                                             --------------
Treasury stock:
 Balance at beginning of year .............................................    (117,427,000)
 Contribution of 110,000 shares to Employee Stock Ownership Trust
   (notes 10 and 13) ......................................................              --
 Receipt of 12,227 shares in litigation settlement (note 11) ..............              --
 Receipt of 125,242 shares previously securing note receivable
   (note 11) ..............................................................              --
 Purchase of 948,880 shares (note 14) .....................................     (25,857,000)
 Receipt of 54,162 shares from Employee Stock Ownership Trust in
   payment of note receivable (note 10) ...................................      (1,983,000)
 Purchase of 11,848 shares ................................................        (711,000)
                                                                             --------------
 Balance at end of year ...................................................    (145,978,000)
                                                                             --------------
Note receivable secured by the Company's common stock:
 Balance at beginning of year .............................................              --
 Transfer of 125,242 shares to treasury stock in settlement of note
   receivable (note 11) ...................................................              --
 Balance at end of year ...................................................              --
                                                                             --------------
Total stockholders' equity (deficit) ......................................  $  (26,173,000)
                                                                             ==============



                                                                                  Years ended December 31,
                                                                            -------------------------------------
                                                                                   1996               1995
                                                                            ------------------ ------------------
Common stock:
 Balance at beginning and end of year (note 13) ...........................   $      100,000     $      100,000
                                                                              --------------     --------------
Additional paid-in capital (note 13):
 Balance at beginning of year .............................................        7,079,000          6,002,000
 Contribution of 110,000 shares to Employee Stock Ownership Trust
   (note 10) ..............................................................               --          1,077,000
 Conveyance of 679,999 shares to Employee Stock Ownership Trust
   and to a Court (note 10) ...............................................               --                 --
 Income tax benefit of options exercised on 25,000 shares .................               --                 --
 Earned stock compensation (note 12) ......................................        1,240,000                 --
                                                                              --------------     --------------
 Balance at end of year ...................................................        8,319,000          7,079,000
                                                                              --------------     --------------
Unrealized gain on marketable equity securities available-for-sale, net of income taxes:
 Balance at beginning of year .............................................       21,023,000         13,755,000
 Unrealized gain, net of income taxes of $184,000 and $4,165,000 ..........          320,000          7,612,000
 Realized loss from sale of securities, net of income taxes of
   $23,000 ................................................................               --             42,000
 Realized gain from sale of securities, net of income taxes of
   $11,636,000 and $208,000 ...............................................      (21,343,000)          (386,000)
                                                                              --------------     --------------
 Balance at end of year ...................................................               --         21,023,000
                                                                              --------------     --------------
Retained earnings:
 Balance at beginning of year .............................................       52,500,000         63,252,000
 Net income (loss) ........................................................       27,902,000        (10,752,000)
                                                                              --------------     --------------
 Balance at end of year ...................................................       80,402,000         52,500,000
                                                                              --------------     --------------
Treasury stock:
 Balance at beginning of year .............................................     (117,427,000)       (14,582,000)
 Contribution of 110,000 shares to Employee Stock Ownership Trust
   (notes 10 and 13) ......................................................               --            710,000
 Receipt of 12,227 shares in litigation settlement (note 11) ..............               --         (9,207,000)
 Receipt of 125,242 shares previously securing note receivable
   (note 11) ..............................................................               --        (94,348,000)
 Purchase of 948,880 shares (note 14) .....................................               --                 --
 Receipt of 54,162 shares from Employee Stock Ownership Trust in
   payment of note receivable (note 10) ...................................               --                 --
 Purchase of 11,848 shares ................................................               --                 --
                                                                              --------------     --------------
 Balance at end of year ...................................................     (117,427,000)      (117,427,000)
                                                                              --------------     --------------
Note receivable secured by the Company's common stock:
 Balance at beginning of year .............................................               --        (94,348,000)
 Transfer of 125,242 shares to treasury stock in settlement of note
   receivable (note 11) ...................................................               --         94,348,000
 Balance at end of year ...................................................               --                 --
                                                                              --------------     --------------
Total stockholders' equity (deficit) ......................................   $  (28,606,000)    $  (36,725,000)
                                                                              ==============     ==============

         See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                      Years ended December 31,
                                                                         --------------------------------------------------
                                                                               1997            1996             1995
                                                                         --------------- --------------- ------------------
Operating activities:
  Net income (loss) ....................................................  $  19,386,000   $  27,902,000    $  (10,752,000)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization .......................................     13,483,000      13,954,000        14,355,000
   Valuation allowances ................................................             --              --         2,350,000
   Earned stock compensation ...........................................        167,000       1,240,000                --
   Noncash portion of litigation settlement ............................             --              --        13,588,000
   Deferred income taxes ...............................................      6,164,000       2,062,000        (2,597,000)
   Equity in earnings of unconsolidated affiliates .....................     (1,639,000)       (697,000)         (157,000)
   Employee Stock Ownership Trust contribution .........................             --              --         1,787,000
   Gains on sales of investments and other assets ......................     (2,628,000)    (34,867,000)       (5,711,000)
   Changes in:
    Land and improvement inventories ...................................      3,604,000       2,714,000         7,280,000
    Accounts receivable ................................................     (1,114,000)      2,165,000           577,000
    Minority interest in consolidated partnerships .....................       (424,000)       (147,000)         (430,000)
    Accounts payable and tenants' deposits .............................      2,577,000        (153,000)         (539,000)
    Accrued expenses and other liabilities .............................        707,000        (577,000)         (640,000)
    Current income taxes ...............................................    (11,528,000)     15,717,000         1,437,000
    Other, net .........................................................     (1,954,000)        400,000         1,469,000
                                                                          -------------   -------------    --------------
Net cash provided by operating activities ..............................     26,801,000      29,713,000        22,017,000
                                                                          -------------   -------------    --------------
Investing activities:
  Net (increase) decrease in temporary investments .....................      2,420,000     (40,447,000)         (202,000)
  Payments on notes receivable .........................................      9,086,000       8,773,000         6,927,000
  Issuance of notes receivable .........................................    (19,466,000)     (6,632,000)       (6,174,000)
  Additions to revenue-producing properties ............................    (11,327,000)     (8,317,000)       (7,862,000)
  Purchase of marketable equity securities .............................             --              --        (3,021,000)
  Proceeds from sales of capital assets ................................      9,577,000       3,056,000         5,269,000
  Return of capital from unconsolidated affiliates .....................      1,360,000         400,000           420,000
  Proceeds from sales of marketable equity securities ..................             --      38,617,000           925,000
  Maturities of marketable securities ..................................             --              --         2,359,000
  Investments in and advances to unconsolidated affiliates .............        (15,000)        (14,000)         (394,000)
  Other, net ...........................................................        191,000          (6,000)           30,000
                                                                          -------------   -------------    --------------
Net cash used in investing activities ..................................     (8,174,000)     (4,570,000)       (1,723,000)
                                                                          -------------   -------------    --------------
Financing activities:
  Payments on mortgage indebtedness ....................................    (22,978,000)    (20,593,000)      (11,825,000)
  Issuance of mortgage indebtedness ....................................     21,366,000       6,353,000                --
  Purchases of treasury stock ..........................................    (13,521,000)             --        (4,901,000)
  Issuance of notes to banks and others ................................             --              --        11,356,000
  Payments on notes to banks and others ................................     (2,000,000)     (3,658,000)      (22,362,000)
  Dividends paid .......................................................             --              --        (1,180,000)
  Capital contributions from minority partners .........................         20,000              --         1,641,000
                                                                          -------------   -------------    --------------
Net cash used in financing activities ..................................    (17,113,000)    (17,898,000)      (27,271,000)
                                                                          -------------   -------------    --------------
Net increase (decrease) in cash and cash equivalents ...................      1,514,000       7,245,000        (6,977,000)
Cash and cash equivalents, beginning of year ...........................     14,454,000       7,209,000        14,186,000
                                                                          -------------   -------------    --------------
Cash and cash equivalents, end of year .................................  $  15,968,000   $  14,454,000    $    7,209,000
                                                                          =============   =============    ==============

          See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                       December 31, 1997, 1996 and 1995


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

     The consolidated financial statements include the accounts of J.C. Nichols Company and its majority controlled affiliates (the Company). Significant intercompany profits, transactions and balances have been eliminated.

     Minority interest in consolidated partnerships represents the cumulative losses, after capital contributions, attributable to minority interests in consolidated general partnership investments of the Company.


Revenue-producing Properties

     Revenue-producing properties are carried at cost less accumulated depreciation. All direct and indirect costs clearly associated with the acquisition and development of real estate projects are capitalized. Interest and certain indirect costs are capitalized during periods in which activities necessary to ready the property for its intended use are in progress. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, generally seven to thirty-one years.

     Real estate projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest changes) of the asset is less than the carrying amount of the asset, an impairment loss is recognized. The amount of the impairment loss is calculated based on an evaluation of discounted cash flows.

     Leases for office and warehouse space provide for fixed monthly rents and may contain provisions for rent escalations, utility charges and other adjustments. Retail leases generally provide for minimum annual rents, contingent rentals based on a percentage of the lessee's sales and, in many instances, the tenant's proportionate share of real estate taxes, insurance and maintenance. These leases generally have a term of three to five years or longer in the case of most major tenants. Apartment leases provide for a fixed monthly rental primarily for a term of one year. All leases are accounted for as operating leases.


Land and Improvement Inventories

     Land and improvement inventories includes residentially zoned land, land improvements and building improvements, and are carried at the lower of average cost or market. Revenues from property sales are recorded when sufficient funds are received from the buyer and all conditions precedent to the sale are completed, generally when the property is deeded to the buyer. Improvement costs are allocated to the parcels benefited on the basis of estimated relative sales value.


Deferred Gains on the Sale of Property

     Gains on the sale of property are deferred until such time as the Company is no longer required to perform significant activities related to the property sold, has no continuing involvement and has transferred the risks and rewards of ownership. Additionally, the buyer must have evidenced a substantial initial and continuing investment in the property.

     Gains on the sale of property to unconsolidated affiliates are deferred to the extent of the Company's ownership interest in such affiliates.


Investments in Real Estate Partnerships

     Investments in real estate partnerships primarily consist of investments in and advances to unconsolidated affiliates. Investments in real estate partnerships are accounted for on the equity method and reflect the Company's share of income or loss of the partnerships, reduced by distributions received and increased by contributions made.


Temporary Investments and Cash Equivalents

     Temporary investments are marketable securities which are callable within 30 to 180 days of purchase and are carried at the lower of amortized cost or market value. Cash equivalents include money market funds, certificates of deposit and debt securities acquired with an original maturity of three months or less.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued


Income Taxes

     Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws is reflected in the financial statements in the period of change.


Treasury Stock

     Treasury stock purchases have been recorded at cost. Other receipts of treasury stock have been recorded at estimated fair value.


Income (Loss) Per Share

     In 1997, the Company adopted Statement of Financial Accounting Standard
(SFAS) No. 128 Earnings Per Share, which established new standards for computing and presenting income per share. Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options) outstanding during each year. All income per share data has been restated to reflect the adoption of SFAS No. 128 and retroactive adjustment of the 1996 stock split (see note 13).

     The shares used in the calculation of basic and diluted income per share are shown below:



                                                                   1997        1996         1995
                                                               ----------- ----------- -------------
      Weighted average common shares outstanding for
        computation of basic income per share ................  4,186,219   4,852,400   14,469,360
      Stock options ..........................................    153,807     116,029           --
                                                                ---------   ---------   ----------
      Shares outstanding for computation of diluted income per
        share ................................................  4,340,026   4,968,429   14,469,360
                                                                =========   =========   ==========

Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


Reclassifications

     Certain amounts in the consolidated financial statements have been reclassified to conform with the 1997 presentation.


(2) REVENUE-PRODUCING PROPERTIES

Revenue-producing properties at December 31, 1997 and 1996 consisted of:



                                                      1997            1996
                                                --------------- ---------------
       Land and improvements ..................  $  25,567,000   $  29,355,000
       Buildings and improvements .............    284,423,000     308,667,000
       Furnishings and equipment ..............      5,450,000       4,163,000
       Construction in progress ...............      5,925,000         625,000
                                                 -------------   -------------
                                                   321,365,000     342,810,000
       Less accumulated depreciation ..........    158,268,000     153,799,000
                                                 -------------   -------------
                                                 $ 163,097,000   $ 189,011,000
                                                 =============   =============

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(2) REVENUE-PRODUCING PROPERTIES -- Continued

     As of December 31, 1997, future minimum lease payments receivable under noncancelable operating leases, excluding apartments, are as follows:



    Year                                            Amount
  --------                                      ---------------
    1998 ....................................  $  37,333,000
    1999 ....................................     32,294,000
    2000 ....................................     25,810,000
    2001 ....................................     21,574,000
    2002 ....................................     18,194,000
    Thereafter ..............................    136,483,000
                                               -------------
    Total future minimum lease payments .....  $ 271,688,000
                                               =============

     Contingent rents amounted to $3,395,000, $3,713,000 and $4,162,000 for 1997, 1996 and 1995, respectively. Apartment rentals under leases of one year or less aggregated $19,793,000, $19,735,000 and $18,681,000 for 1997, 1996 and
1995, respectively.

     In 1987, a subsidiary of the Company entered into various contracts with the City of St. Petersburg, Florida (the City) for the redevelopment and construction of certain parking, commercial and retail facilities known as Bay Plaza. Due to a delay in significant development activities, the Company ceased capitalization of interest, property taxes, insurance and other development costs on December 31, 1990.

     Based on its assessment of the feasibility of developing Bay Plaza under the existing cost structure, management determined in 1994 that the value of Bay Plaza had declined and reduced its carrying value to $3,000,000 at December 31, 1994. During 1996, the Company disposed of certain Bay Plaza assets with a book value of $7,300,000 and was released from related mortgages payable in the amount of $2,200,000. In December 1997, the Company sold substantially all of its remaining Bay Plaza assets for $4,000,000, realizing a gain of $2,500,000.

     In December 1996, the Company announced a $240,000,000 plan to redevelop areas on and around the Country Club Plaza in Kansas City, Missouri. The Company filed an application with the Tax Increment Financing Commission of Kansas City seeking to use funds generated from tax increment financing to fund approximately 25% of the proposed redevelopment. The application was approved by the Tax Increment Financing Commission, and the City Council of Kansas City, Missouri gave final approval in April 1997. The Plan is to be executed over the next ten years and is contingent on market demand. The Company is currently exploring various options for funding development cost in excess of the approved tax increment financing. At December 31, 1997, the Company had capitalized approximately $5,100,000 in costs relating to the redevelopment.


(3) NOTES RECEIVABLE

     Notes receivable at December 31, 1997 and 1996 consisted of:



                                                                      1997            1996
                                                                --------------- ---------------
           Promissory notes, collateralized by real estate, due
            1998 to 2013, 7% to 11% ...........................  $ 24,682,000    $ 14,116,000
           Notes receivable -- ESOT (note 10) .................    12,000,000       1,926,000
           Notes receivable -- miscellaneous, 8% to 10% .......       657,000       2,577,000
           First mortgage and construction loans on residential
            property, 10% to 10.5% ............................     3,418,000       2,895,000
                                                                 ------------    ------------
                                                                 $ 40,757,000    $ 21,514,000
                                                                 ============    ============

     In 1997, the Company sold a parcel of real estate in exchange for a $10,845,000 promissory note receivable bearing interest at 7% and maturing on May 10, 2000. The resulting gain of $1,523,000 was deferred at December 31, 1997 and will be recognized upon collection of the note.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(3) NOTES RECEIVABLE -- Continued

     The Company has valuation reserves of $1,954,000 and $3,799,000 related to notes receivable at December 31, 1997 and 1996, respectively.


(4) INVESTMENTS IN REAL ESTATE PARTNERSHIPS

     In November, 1997, the Company entered into an agreement with Kessinger/Hunter & Company, Inc. (Kessinger/ Hunter) to form a limited liability company (LLC) to provide services to previous Kessinger/Hunter clients as well as management and leasing for the Company's portfolio of office, industrial and retail properties, excluding the Country Club Plaza in Kansas City, Missouri. On January 2, 1998, the Company made an initial investment in the LLC of $4,286,000, which represents a 30% equity interest. The Company has the option of increasing its equity interest to 65% by 2001. In addition, the agreement provides to the LLC a call right which enables it to purchase up to 76,530 shares of common stock of the Company at a price of $56 per share. In February 1998, the LLC returned to the Company the $4,286,000 to permit it to exercise this call right. Accordingly, the Company will issue 76,530 shares of its common stock to the LLC.

     At December 31, 1997, the Company had an equity interest in the following unconsolidated entities:



                                                  Percent owned
                                                 --------------
    Center Court Partners ......................       50.0%
    Dallas County Partners .....................       50.0
    Dallas County Partners II ..................       50.0
    Dallas County Partners III L.C .............       50.0
    Fountain Three .............................       50.0
    Terrace Place Partners .....................       50.0
    Meredith Drive Associates L.P ..............       49.5
    Board of Trade Investment Company ..........       49.0
    J.C. Nichols Real Estate ...................       40.0
    4600 Madison Associates L.P ................       12.5
    Raphael Hotel Group L.P ....................        5.0

     Selected aggregate financial data for unconsolidated affiliates for 1997 and 1996 is presented below:



                                                    1997             1996
                                              ---------------- ----------------
          Total assets ......................  $ 131,341,000    $ 125,076,000
          Total liabilities (note 8) ........  $ 141,526,000    $ 137,870,000
          Net income ........................  $   3,714,000    $   2,189,000

(5) MORTGAGE INDEBTEDNESS

     Mortgage indebtedness consists principally of first mortgage notes on revenue-producing properties. These obligations bear annual interest at rates ranging from 3.9% to 10.5% and mature from 1998 to 2021. Substantially all of the Company's revenue-producing properties are pledged to secure this debt.

     Aggregate annual principal payments applicable to mortgage indebtedness subsequent to December 31, 1997 are:


  1998 ...............  $   8,723,000
  1999 ...............     13,968,000
  2000 ...............      6,982,000
  2001 ...............      7,419,000
  2002 ...............     15,540,000
  Thereafter .........    235,921,000
                        -------------
                        $ 288,553,000
                        =============

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(5) MORTGAGE INDEBTEDNESS -- Continued

     As a result of the bankruptcy of a primary tenant, the Company ceased making debt service payments on the underlying loan in 1991 and began negotiations with the lender to restructure the debt agreement. As of December 31, 1993, this nonrecourse debt had a principal balance of $7,149,000 and accrued interest of $1,818,000. In March 1994, the Company and the lender agreed to restructure the loan which required a cash payment of $1,649,000 to reduce the loan balance to $5,500,000. Accrued interest through February 1994 was waived under the agreement. The restructuring reduced the effective interest rate for financial statement purposes from 12% to approximately 3%.

     Due to the loss of a primary tenant in an office building that had an underlying mortgage, the Company began negotiations in 1995 with the lender to restructure the debt agreement. As of December 31, 1995, this nonrecourse debt had a principal balance of $22,500,000 and accrued interest of $3,720,000. In January 1996, the Company and the lender agreed to restructure the loan, which required a cash payment by the Company of $2,500,000. In addition, the Company has the option to retire the outstanding indebtedness prior to maturity for $14,000,000 less future principal payments thereon. The restructuring reduced the effective interest rate beginning in 1996, for financial statement purposes, from 10.5% to approximately 3%.

     In 1997, the Company relinquished certain partnership interests, the primary assets of which were revenue-producing properties, in exchange for the acquiror assuming $18,223,000 of related mortgage indebtedness. As a result of this transaction, the Company recognized a gain of $128,000.

     Certain debt agreements provide for a 50% sharing of positive and negative cash flows from operations and capital expenditures as defined between the parties. Interest expense recognized for such sharing was $622,000, $929,000 and $479,000 for 1997, 1996 and 1995, respectively. Additionally, as of December 31, 1997 and 1996, mortgage indebtedness includes a $4,026,000 preference item related to these agreements. The Company's liability is contingent upon certain conditions being met upon the sale or refinancing of the mortgaged properties.

     Interest payments (net of capitalized interest of $31,000, $14,000 and $121,000, respectively) aggregated $22,533,000, $22,898,000 and $28,417,000 for
1997, 1996 and 1995, respectively.

     The Company has a $10,000,000 unsecured line of credit with a bank. Interest on outstanding borrowings are at the prime rate and are due on demand. There were no borrowings on this line of credit at December 31, 1997 or 1996.


(6) DEFERRED COMPENSATION

     Prior to 1995, the Company accrued deferred compensation for certain key personnel to be paid over a five or ten-year period following retirement or death, including interest. Interest expense related to these agreements amounted to $126,000, $229,000 and $275,000 for 1997, 1996 and 1995,
respectively, with the accrued liability as of December 31, 1997 and 1996 aggregating $2,113,000 and $2,910,000, respectively.


(7) INCOME TAXES

     Income tax expense (benefit) is comprised of the following:



                                                  1997              1996             1995
                                           ------------------ --------------- -----------------
       Current ...........................   $  (13,486,000)   $ 14,688,000     $  (3,149,000)
       Deferred ..........................        6,164,000       2,062,000        (2,597,000)
                                             --------------    ------------     -------------
       Total income tax expense (benefit)    $   (7,322,000)   $ 16,750,000     $  (5,746,000)
                                             ==============    ============     =============

     In 1997, the Company recognized $11,846,000 in additional income tax benefit after the conveyance of 679,999 common shares to the Employee Stock Option Trust (ESOT) and to a Court was determined to be fully deductible by the Internal Revenue Service (IRS), as described in note 10. The deduction for the contribution of those shares is based on the market value at the date of the conveyance, with no limitations.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(7) INCOME TAXES -- Continued

     Total income tax expense (benefit) differs from expected income tax expense (benefit) as follows:



                                                                1997             1996             1995
                                                          ---------------- --------------- -----------------
       Expected income tax expense (benefit) at 34% .....  $   4,102,000    $ 15,182,000     $  (5,609,000)
       ESOT contribution ................................    (11,846,000)             --                --
       Tax-exempt income ................................             --              --           (26,000)
       State income taxes, exclusive of ESOT contribution        422,000       1,455,000                --
       Dividend exclusion ...............................             --          (7,000)         (170,000)
       Other, net .......................................             --         120,000            59,000
                                                           -------------    ------------     -------------
       Total income tax expense (benefit) ...............  $  (7,322,000)   $ 16,750,000     $  (5,746,000)
                                                           =============    ============     =============

     Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting and such amounts measured by tax laws and regulations. Deferred income taxes are comprised of the following:



                                                                             1997             1996
                                                                       ---------------- ---------------
       Deferred tax assets:
        Property and receivable allowances ...........................  $   3,430,000    $  10,590,000
        Note receivable extinguished in settlement (note 11) .........     15,715,000       15,715,000
        Alternative minimum tax credits ..............................      6,162,000               --
        Gains recognized for tax reporting, deferred for financial
          reporting ..................................................      4,024,000        3,654,000
        Net operating loss carryforward ..............................      2,066,000               --
        Deferred compensation ........................................        718,000          990,000
        ESOT contributions ...........................................             --        4,437,000
        Other ........................................................             --          106,000
                                                                        -------------    -------------
       Total gross deferred tax assets ...............................     32,115,000       35,492,000
       Less valuation allowance ......................................    (15,715,000)     (15,715,000)
                                                                        -------------    -------------
       Total deferred tax assets .....................................     16,400,000       19,777,000
                                                                        -------------    -------------
       Deferred tax liabilities:
        Accelerated depreciation .....................................    (12,601,000)     (11,845,000)
        Gains recognized for financial reporting, deferred for tax
          reporting ..................................................     (5,696,000)      (4,476,000)
        State taxes ..................................................       (804,000)              --
        Other ........................................................         (7,000)              --
                                                                        -------------    -------------
       Total deferred tax liabilities ................................    (19,108,000)     (16,321,000)
                                                                        -------------    -------------
       Net deferred tax assets (liabilities) .........................  $  (2,708,000)   $   3,456,000
                                                                        =============    =============

     The Company filed its 1996 income tax returns reflecting a net operating loss primarily attributable to a $103 million deduction for losses of principal and accrued interest arising from notes and accounts receivable to the Company from its ESOT and from a limited partnership, owned by the Company's former president, which could result in immediate tax benefits of up to $7,400,000 and additional deferred tax benefits of up to $39 million. Due to the uncertainty surrounding these issues, the Company has not recognized these tax benefits in the accompanying consolidated financial statements.

     Net cash refunds for income taxes during 1997, 1996 and 1995 were $2,543,000, $955,000 and $4,588,000, respectively.


(8) CONCENTRATION OF CREDIT RISK

     Several of the Company's consolidated general partnerships and subsidiaries have revenue-producing real estate. During the initial lease-up phase, this real estate generated net operating losses, which upon consolidation resulted in minority

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(8) CONCENTRATION OF CREDIT RISK -- Continued

obligations to the Company of $4,717,000 and $4,431,000 at December 31, 1997 and 1996, respectively. If the outside partners fail to perform their obligations, such amounts may not be realized by the Company. Based on its evaluation of the outside partners, the Company has determined that the outside partners have the financial ability to perform their obligations.

     As of December 31, 1997 and 1996, the aggregate of the liabilities of unconsolidated partnerships in which the Company is a general partner, excluding nonrecourse debt, is approximately $10,477,000 and $12,534,000, respectively. The Company could become liable for such amounts in the event of default by the various partnerships and nonperformance by the outside partners.


     The collection of principal and interest balances secured by revenue-producing properties and real estate under development is dependent upon sufficient cash flows from operations of the properties, refinancing, capital infusions from outside parties or the sale of the related property. All such property is principally located in the metropolitan Kansas City, Missouri area.


(9) AFFILIATED PARTY BALANCES AND TRANSACTIONS

     Included in the consolidated financial statements are the following affiliated party balances:



                                                  1997           1996
                                            --------------- --------------
      Notes receivable (note 10) ..........  $ 12,497,000    $ 4,084,000
      Accounts receivable .................       400,000        737,000
      Notes payable .......................            --      2,000,000

     The Company established a valuation allowance of $2,467,000 at December 31, 1994 related to notes and accounts receivable from former executive officers and directors of the Company who were removed from their positions on May 26, 1995 by action of the Board of Directors. The Company entered settlement agreements in August 1995 with certain former executive officers and directors (see note 11).


(10) EMPLOYEE STOCK OWNERSHIP TRUST (ESOT)

     The Company has an Employee Stock Ownership Plan (ESOP) related to the ESOT. All nonunion employees of the Company qualify for participation in the ESOP after one year of continuous service (1,000 hours) and upon reaching age twenty-one. Under the terms of the ESOP, the Company makes voluntary contributions, as determined by the Board of Directors and not to exceed IRS limitations, that are allocated to participants using a formula based on compensation. Compensation is defined as total salary and wages paid by the Company subject to certain limitations. Noncash contributions to the ESOT are recorded at fair market value.

     As of December 31, 1997 and 1996, the ESOT held 1,390,233 shares and 825,280 shares, respectively, of common stock of the Company.

     In 1995, the Company contributed 110,000 shares of the Company's common stock to the ESOT which were valued at $1,787,500.

     On August 15, 1997, as part of the 1995 settlement described in note 11, the Company conveyed to the Company's ESOT 620,586 shares of common stock and $2,326,000 plus accrued interest of $226,000. Additionally, the Company agreed to resolve related claims with certain ESOP participants by reducing the settlement payment otherwise due to the ESOT by approximately $67,000 and 59,413 shares of the Company's common stock, which were delivered to a Court to determine the proper payee or payees. The Company also agreed to make a nondeductible payment of approximately $585,000 to the IRS. The IRS agreed, among other things, that the Company may deduct in full the value of the settlement payments to the ESOT and a Court and that such payments and methods of allocating the payments will not adversely affect the tax qualification of the ESOP.

     The conveyance of cash and stock resulted in a decrease in liabilities of $13,602,000, an increase in additional paid-in capital of $11,050,000 and a decrease in income tax expense of $11,846,000.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(10) EMPLOYEE STOCK OWNERSHIP TRUST (ESOT) -- Continued

     ESOP participants may request their distributions from the ESOT in cash or Company common stock that is held by the ESOT. Future distributions to ESOP participants for the next five years based on December 31, 1997 market values of Company common stock could be as much as:


  1998 ...............  $ 11,500,000
  1999 ...............     1,900,000
  2000 ...............     2,900,000
  2001 ...............     4,900,000
  2002 ...............    11,400,000
  Thereafter .........    45,800,000

     In the absence of a liquid trading market for the Company's common stock, the Company may be obligated to repurchase shares of the Company's common stock from ESOP participants in future years in the amounts detailed above. The ESOT has sufficient assets to meet its obligations, and the Company has recorded no additional liability beyond its contributions to the ESOT.

     In 1997 and 1996, the Company provided short-term advances to the ESOT to assist in funding distributions and expenses. All advances to the ESOT are unsecured and noninterest bearing. At December 31, 1997 and 1996, the Company had advanced $12,000,000 and $1,926,000, respectively. The amount due at December 31, 1996, from the ESOT, along with an additional advance of $56,000, was repaid by the ESOT during January 1997 by transferring 54,162 shares of the Company's common stock to the Company.


(11) LITIGATION AND SETTLEMENTS

     In 1995, the Company was involved in various legal actions as plaintiff and defendant against former officers and directors, representatives of the ESOT, minority shareholders and others. The Company had requested, among other things, that the District Court rescind certain transactions (including the 1992 transactions described below) between the Company and former executive officers, the ESOP and others.

     The Company and various other parties entered settlement agreements in August 1995 which required conveyance of Company common stock, payment of cash and extinguishment of amounts due to and from the Company in consideration of releases from all present and future claims by, among and between the parties to the settlements.

     During 1992, the Company entered into a transaction with the Company's former president, whereby properties with aggregate carrying values of $2,592,000 and marketable equity securities with aggregate carrying values of $1,103,000 were exchanged for 517,920 shares of common stock of the Company and a note receivable for $2,700,000. The fair values of the properties received, based on current appraisals, aggregated $5,907,000. The quoted market values of the marketable equity securities aggregated $2,781,000. The purchase price of the common stock was equivalent to the former president's basis in such shares. The Company recognized a gain on the transaction of $4,993,000 in 1992. As part of the 1995 settlement, the common stock was retained by the Company, the properties were returned to the Company and the note receivable was canceled. Management of the Company determined the canceled note receivable did not exceed the fair value of the properties received. This portion of the settlement had no net impact on the 1995 consolidated statement of operations.

     In May 1992, a limited partnership owned in part by the Company's former president, acquired 125,242 unallocated shares of common stock of the Company from the ESOT. These shares were acquired for $124,529,000 through the assumption of existing principal indebtedness from the ESOT of $94,348,000 and accrued interest and other advances of $30,181,000. The Company had previously recorded, as contribution expense, the accrued interest and other advances to the ESOT. At the time the shares were sold, the $30,181,000 was deferred and recorded as a reduction of the contractual note receivable from the limited partnership. The $94,348,000 note receivable, secured by Company stock as of December 31, 1994, was comprised of the contractual note receivable from the limited partnership of $124,529,000 net of the $30,181,000 deferrals. Contractual interest of $12,291,000 on the note receivable from the limited partnership was deferred as of December 31, 1993. Pursuant to a Pledge Agreement, the shares of common stock were pledged as collateral to secure the note receivable from the limited partnership. The related note receivable was due in ten annual equal installments beginning December 31,

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(11) LITIGATION AND SETTLEMENTS -- Continued

1994 and had a stated interest rate of prime (6.0% as of December 31, 1993) payable annually beginning December 31, 1994. As part of the 1995 settlement, the unallocated 125,242 shares were conveyed to the Company as treasury stock in exchange for extinguishment of the $94,348,000 note receivable and all related deferred amounts. This portion of the settlement had no impact on the 1995 consolidated statement of operations.

     In 1994, the Company provided valuation allowances of $2,502,000 on notes and accounts receivable that were part of the 1995 litigation settlement. The impact of the litigation settlement included in the 1995 statement of operations was as follows:


       ESOT contribution (8,500 shares and $2,000,000).................................  $ 13,050,000
       Settlement of notes and accounts receivable ($5,619,000) and cash paid
        ($9,665,000), net of related obligations ($1,064,000) and receipt of 12,227
        shares of Company common stock ($9,207,000) ...................................     5,013,000
       Legal expenses ($8,117,000), net of insurance reimbursement ($6,627,000) .......     1,490,000
                                                                                         ------------
                                                                                         $ 19,553,000
                                                                                         ============

(12) EARNED STOCK COMPENSATION

     In March 1996, the Company approved the 1996 Stock Option Plan (the Plan) enabling the Company to grant stock options to eligible plan participants. The options vest immediately upon a change in control, as defined, of the Company. Pursuant to this Plan, the Company in 1996 granted to an executive officer a nonstatutory stock option to purchase 64,000 shares at a price of $.0125 per share, which option vested 50% on January 1, 1996 and the remaining 50% vested on January 1, 1997. The Company recorded compensation expense and additional paid-in capital relating to this stock option during the year ended December 31, 1996 of $1,240,000. An incentive stock option was also granted to this executive officer to purchase 160,000 shares of common stock of the Company at a price of $19.375 per share, which option vests at a rate of 10% on December 31, 1996, 15% on December 31, 1997 and 25% annually on December 31 for the years ended 1998, 1999 and 2000. The fair market value of the Company's common stock was $19.375 per share at the date this incentive stock option was granted.

     In July 1997, the Company granted to key executives nonstatutory stock options to purchase 27,500 shares of the Company's common stock at a price of $30 per share. The options vest 20% on January 1, 1998, 35% on January 1, 1999, and 45% on January 1, 2000. At the date of grant, the estimated fair market value of the stock was approximately $46 per share. In 1997, the Company recorded compensation expense and additional paid-in capital relating to these options of $167,000.

     Transactions involving the 1996 Stock Option Plan are as follows:



                                                       1997                    1996
                                             ------------------------ ----------------------
                                              Number of     Average    Number of    Average
                                                shares       price       shares      price
                                             ----------- ------------ ----------- ----------
       Stock options:
        Outstanding, beginning of year .....   224,000    $   13.84          --    $    --
        Granted during the year ............    27,500        30.00     224,000      13.84
        Exercised during the year ..........   (25,000)        0.01          --         --
                                               -------    ---------     -------    -------
        Outstanding, end of year ...........   226,500    $   17.33     224,000   $  13.84
                                               =======    =========     =======   ========

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(12) EARNED STOCK COMPENSATION -- Continued

     Options outstanding and exercisable are as follows:



   Outstanding at      Exercise       Exercisable at       Average
 December 31, 1997       price      December 31, 1997       price
-------------------   ----------   -------------------   -----------
        39,000        $   0.01            39,000          $   0.01
       160,000           19.38            40,000             19.38
        27,500           30.00             5,500             30.00
       -------        --------            ------          --------
       226,500        $  17.33            84,500          $  11.13
       =======        ========            ======          ========

     On January 1, 1996, the Company adopted SFAS 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS 123 had been applied, while continuing to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

     The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123. Had compensation expense for the Company's incentive and nonstatutory stock options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS 123, the Company's net income and diluted earnings per share would have been reduced by approximately $501,000, or $.12 per share in 1997 and $367,000, or $.07 per share in 1996. The weighted average fair value of all options granted during 1997 and 1996 is estimated as $36.38 and $12.34 per share, respectively, on the date of grant using an option-pricing model with the following assumptions: expected dividend yield of 0.0%, risk-free interest rate of 7.0%, and an average expected life of ten years in 1997 and 11.4 years in 1996. The stock price volatility was 52.7% in 1997.

     Pro forma net income reflects only options granted and vested by the end of the respective year. Therefore, the full impact of calculating compensation expense for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation expense is reflected over the options' vesting period.


(13) STOCK SPLIT

     On May 29, 1996, the Company approved an increase from 225,000 to 10,000,000 in the number of shares of common stock authorized for issuance by the Company and a decrease in the par value per share of common stock from $20.00 to $.01. Additionally, the Company approved an 80-for-1 stock split of the Company's common stock for all issued and outstanding shares not then held in the Company's treasury. Accordingly, the common stock par value decreased from $4,500,000 to $100,000 with an off-setting increase in additional paid-in capital from $2,679,000 to $7,079,000. All periods presented have been restated to reflect the effect of the Company's stock split.


(14) TREASURY STOCK

     Included in treasury stock transactions during 1997 is the purchase by the Company of 948,880 shares of its common stock from a shareholder in January 1997 for $25,857,000, payable in cash of $12,849,000 (which included approximately $39,000 of interest) and a note payable of $12,990,000 (net of expenses totaling approximately $57,000), bearing interest at 8% and due January 29, 1999.


(15) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES

(15) FAIR VALUES OF FINANCIAL INSTRUMENTS -- Continued

presented herein are not necessarily indicative of the amounts that the Company might realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      o Notes receivable -- Fair value for notes receivable was estimated utilizing discounted cash flow calculations based on interest rates currently offered for notes with similar terms and credit risk.

      o Temporary investments -- Fair values for temporary investments were based upon quoted market prices.

      o Notes payable to banks and others -- The carrying value of these financial instruments approximates fair value.

      o Mortgage indebtedness -- The carrying value of variable rate mortgages approximates fair value. Fair value for fixed rate mortgage indebtedness was estimated utilizing discounted cash flow calculations based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

      o Off-balance sheet instruments -- Fair value of commitments to extend credit, guarantees of debt and letters of credit is based on the estimated fees which would be charged for similar arrangements or the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The aggregate amount of these fees is not material to the consolidated financial statements.

     The estimated fair values of the Company's financial instruments were as follows:



                                                 1997                            1996
                                    ------------------------------- -------------------------------
                                        Carrying          Fair          Carrying          Fair
                                         value           value           value           value
                                    --------------- --------------- --------------- ---------------
Financial assets:
 Temporary investments ............  $ 42,633,000    $ 42,633,000    $ 45,053,000    $ 45,053,000
 Notes receivable .................    40,757,000      39,861,000      21,514,000      20,900,000
Financial liabilities:
 Notes payable to banks and others     12,990,000      12,990,000       2,000,000       2,000,000
 Mortgage indebtedness ............   288,553,000     279,341,000     309,188,000     300,234,000

     The fair value estimates presented are based on information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these consolidated financial statements since the balance sheet date, and current estimates may differ significantly from the amounts presented above.


(16) POTENTIAL SALE OF COMPANY

     In December 1997, with the approval of the Board of Directors, the Company entered into a definitive agreement to merge with a wholly-owned subsidiary of Highwoods Properties, Inc. (Highwoods), a real estate investment trust based in North Carolina for consideration of $65 per common share of the Company to be received as a combination of cash and Highwood's common stock, subject to certain limitations. The potential merger is conditional upon the approval of two-thirds of the Company's shareholders. Under certain conditions, if the Highwoods transaction is not consummated because the Board of Directors withdraws its support for the transaction, the Company may be required to pay a breakup fee ranging from $2,500,000 to $17,200,000 to Highwoods.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
J.C. Nichols Company
Kansas City, Missouri:

     Under date of March 6, 1998, we reported on the consolidated balance sheets of J.C. Nichols Company and subsidiaries (the Company) as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1997, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedules in the registration statement. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement schedules based on our audits.

     In our opinion, these consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



/s/ KPMG Peat Marwick LLP

Kansas City, Missouri
March 6, 1998

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


             SCHEDULE OF REAL ESTATE AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1997



                                                                                            Total         Costs
                                                                                           Initial     Capitalized
                                                  Building                                  Bldg.       Subseq. to
Location/Development               Building         Type      Encumbrances      Land        Costs      Acquisition
------------------------------ ---------------- ------------ -------------- ----------- ------------- -------------
 Kansas City, Missouri
 Country Club Plaza .......... Millcreek        Office &      $ 2,595,435    $ 73,343    $    82,820   $ 4,731,005
                                Block            Retail
 Country Club Plaza .......... Triangle Block   Retail          1,709,189      32,857        284,951       651,188
 Country Club Plaza .......... Balcony Block    Office &        3,734,895      80,670      4,755,506     1,568,643
                                                 Retail
 Country Club Plaza  ......... Macy Building    Retail                 --      41,921        140,668     2,442,558
 Country Club Plaza .......... Esplanade        Office &        7,659,699     138,830        883,230     2,469,596
                                Block            Retail
 Country Club Plaza .......... Plaza Central    Retail          1,519,279     111,638        818,484     2,615,338
 Country Club Plaza .......... Theatre Block    Office &        5,507,387      92,377        796,865     1,701,276
                                                 Retail
 Country Club Plaza .......... Swanson Block    Retail          3,608,288     103,707         83,720     5,509,830
 Country Club Plaza .......... Halls Building   Retail          1,645,886     101,668      3,209,723       411,563
 Country Club Plaza .......... Nichols Block    Office &        3,165,165      87,694        349,267     2,150,060
                                                 Retail
 Country Club Plaza .......... Time Block       Office &       11,774,413     215,950      1,907,746     2,749,542
                                                 Retail
 Country Club Plaza .......... 48th & Penn      Retail          1,772,492      42,299        177,782       298,215
 Country Club Plaza .......... Seville Shops    Retail          2,278,919     224,485        572,084       132,756
                                West
 Country Club Plaza .......... Plaza Savings    Retail          1,962,402      64,430      1,949,328       182,654
                                South
 Country Club Plaza .......... Court of the     Retail          2,658,739      51,212      2,744,639       198,019
                                Penguins
 Country Club Plaza .......... Seville Square   Office &        6,013,813      62,844      1,969,500     7,042,257
                                                 Retail
 Country Club Plaza .......... Plaza Parking    Parking                --     689,286        204,291            --
 Country Club Plaza .......... Common Areas     Sidewalks,             --          --        336,922       869,687
                                                 Fountains,
                                                 Statues
 4620 Nichols Parkway ........ Parkway          Office                 --      44,414        858,939       524,327
                                Building
 300-320 East 51st St. ....... Colonial Shops   Retail                 --       6,805        139,680        90,809
 301-337 East 55th St. ....... Crestwood        Retail                 --      18,205        114,196        85,819
                                Shops
 63rd & Brookside ............ Brookside        Office &        4,251,989     128,392        521,792       922,710
                                Shops            Retail
 7100-7126 Wornall Rd. ....... Romanelli        Retail                 --       4,656         87,629        54,694
                                Shops
 Red Bridge & Holmes ......... Red Bridge       Retail                 --       8,860      1,717,885     1,863,187
                                Shops
 7140 Wornall Road ........... Romanelli        Office &               --       1,404          8,351        34,369
                                Annex            Retail
 Two Brush Creek Blvd. ....... Two Brush        Office          6,533,612       6,539      7,327,125       431,593
                                Creek Plaza
 One Ward Parkway ............ One Ward         Office                 --      10,755      5,946,413       228,161
                                Parkway
 400 East Red Bridge Rd. ..... Red Bridge       Office            617,578       4,290      1,382,758       342,585
                                Prof. Bldg.
 801 West 47th St. ........... Park Plaza       Office          5,697,297     132,572      6,769,352       797,119



                                                 Total
                                                 Cost
                               -----------------------------------------
                                  Land &     Buildings/                      Accum.       Date of       Date        Depr.
Location/Development              Impts.       Impts.          Total          Depr.        Const.     Acquired      Life
------------------------------ ----------- -------------- -------------- -------------- ----------- ----------- ------------
 Kansas City, Missouri
 Country Club Plaza ..........  $ 73,343    $ 4,813,825    $ 4,887,168    $ 2,012,051      1920     1906-1910        20-40
 Country Club Plaza ..........    32,857        936,139        968,996        397,887      1925     1906-1910        20-50
 Country Club Plaza ..........    80,670      6,324,149      6,404,819      2,969,614      1925     1906-1910        20-50
 Country Club Plaza  .........    41,921      2,583,226      2,625,147        749,151      1926     1906-1910        20-50
 Country Club Plaza ..........   138,830      3,352,826      3,491,656      2,033,551      1928     1906-1910        20-50
 Country Club Plaza ..........   111,638      3,433,822      3,545,460      1,959,734      1958     1906-1910        20-40
 Country Club Plaza ..........    92,377      2,498,141      2,590,518      1,312,854      1928     1906-1910        20-45
 Country Club Plaza ..........   103,707      5,593,550      5,697,257      2,412,931      1967     1906-1910        20-55
 Country Club Plaza ..........   101,668      3,621,286      3,722,954      2,605,389      1964     1906-1910        20-60
 Country Club Plaza ..........    87,694      2,499,327      2,587,021      2,005,691      1930     1906-1910        20-45
 Country Club Plaza ..........   215,950      4,657,288      4,873,238      3,159,581      1929     1906-1910        20-45
 Country Club Plaza ..........    42,299        475,997        518,296        316,379      1948     1906-1910        20-40
 Country Club Plaza ..........   224,485        704,840        929,325        271,323      1980     1906-1910        20-45
 Country Club Plaza ..........    64,430      2,131,982      2,196,412        669,833      1948     1906-1910        20-40
 Country Club Plaza ..........    51,212      2,942,658      2,993,870      2,825,831      1945        1975          10-20
 Country Club Plaza ..........    62,844      9,011,757      9,074,601      7,098,693      1945        1975          10-39
 Country Club Plaza ..........   689,286        204,291        893,577        147,941   1920-1964   1906-1910           15
 Country Club Plaza ..........   744,254        462,355      1,206,609        822,251   1920-1964   1906-1910        10-20


 4620 Nichols Parkway ........    44,414      1,383,266      1,427,680        870,970      1955     1906-1910        20-45
 300-320 East 51st St. .......     6,805        230,489        237,294        140,873      1907        1907          20-25
 301-337 East 55th St. .......    36,357        181,863        218,220        145,015      1932        1923          15-50
 63rd & Brookside ............   142,844      1,430,050      1,572,894        937,925      1919        1920          10-50
 7100-7126 Wornall Rd. .......     4,656        142,323        146,979         99,965      1925        1925          10-49
 Red Bridge & Holmes .........   532,623      3,057,309      3,589,932      2,878,549      1959        1959          10-50
 7140 Wornall Road ...........     1,404         42,720         44,124          2,770      1963        1993             20
 Two Brush Creek Blvd. .......     6,539      7,758,718      7,765,257      4,625,583      1983        1983          10-45
 One Ward Parkway ............    10,755      6,174,574      6,185,329      3,833,959      1980        1980          10-45
 400 East Red Bridge Rd. .....     4,290      1,725,343      1,729,633      1,178,019      1972        1976         10-31.5
 801 West 47th St. ...........   132,572      7,566,471      7,699,043      3,735,136      1983        1983          10-45

                                                                                               Total
                                                                                              Initial
                                                    Building                                   Bldg.
Location/Development                Building          Type       Encumbrances      Land        Costs
------------------------------ ----------------- -------------- -------------- ----------- ------------
 4900 Main ................... 4900 Main         Office &         22,460,327    2,138,451   18,977,120
                                Bldg.             Vacant
                                                  1.926
                                                  Acres
 400 East Bannister Rd. ...... Bannister         Industrial        1,208,571        5,839    1,553,689
                                Business
                                Center
 6310 Troost ................. Retail Shops      Land Lease               --       13,764           --
 664 E. Red Bridge Road ...... KFC               Land Lease               --          604           --
 11049 Holmes ................ Burger King       Land Lease               --      100,465           --
 135th & Holmes
  (18.6 Acres) ............... Golf Driving      Land Lease               --        5,074            1
                                Range
 Bannister & Raytown
  Rd. ........................ 2.928 Acres       Bldg. Lease              --        1,589            1
 (6)655 East Minor Drive ..... Coach House       Apartments       20,000,000       54,754   23,400,787
                                South
 (6)11230 Oak ................ Coach House       Apartments        8,000,000       16,285    6,474,535
 11209 McGee Drive ........... Coach Lamp        Apartments               --       16,374    1,989,363
 4509 Wornall Rd. ............ Wornall Road      Apartments               --        5,188       93,720
 4517 Wornall Rd. ............ St. Charles       Apartments               --        4,200       57,600
 221 West 48th St. ........... Regency           Apartments        4,396,430       35,263    3,085,365
                                House
 121 West 48th St. ........... Sulgrave          Apartments        8,164,799      240,000    5,145,373
 4600 Nichols Parkway ........ Park Lane         Apartments               --       55,960      554,840
 4417 Pennsylvania ........... Penn Wick         Apartments               --        4,108      208,509
 4424-4426 Pennsylvania ...... Cole Gardens      Apartments               --        4,521      287,844
 4419 Pennsylvania ........... Tama              Apartments               --       15,952            1
 333 West 46th Terr. ......... Neptune           Apartments        3,538,739           --    5,987,040
 4921 Wornall Rd. ............ Wornall Point     Apartments               --       18,750      656,250
 Plaza Area .................. 54 Rental         Single               23,470      177,324    3,339,091
                                Houses           Family
 95th & Noland Road .......... Vacant Lot                                 --        6,000           --
                                2.72 Acres
 72nd & Wyandotte ............ Maintenance                                --        1,243      684,964
                                Shop
 26 Miscellaneous Vacant                                                  --    1,087,843           --
  Lots, Less Than 1 Acre
  Each
 46th Terr. &
  Pennsylvania ............... Surface           Parking                  --           --      254,075
                                Parking
 Various Locations ........... Const. In         Development              --      303,966           --
                                Progress          Costs
                                                  and Tenant
                                                  Improvements
 Lee's Summit, Missouri
 211 N. E. Lakewood
  Blvd. ...................... Sales Office      Retail                   --      267,122      133,333
 Shawnee Mission, Kansas
 5000-5012 State Line ........ Westwood          Retail                   --        2,470       21,236
                                Shops
 2700-2812 W. 53 Street ...... Fairway Shops     Retail            2,874,813        1,099      243,393
 Mission Road &
  Tomahawk ................... Prairie Village   Retail &         11,384,100       30,889    2,150,389
                                Shops            Office



                                   Costs                     Total
                                                             Cost
                                Capitalized  -------------------------------------
                                 Subseq. to     Land &    Buildings/                  Accum.      Date of      Date
Location/Development            Acquisition     Impts.      Impts.        Total        Depr.      Const.     Acquired
------------------------------ ------------- ----------- ------------ ------------ ------------ ---------- -----------
 4900 Main ...................   1,452,477    2,138,451   20,429,597   22,568,048    8,429,077  1986          1985

 400 East Bannister Rd. ......     181,583      177,540    1,563,571    1,741,111    1,093,407  1985          1985

 6310 Troost .................      44,034       57,798           --       57,798       44,034  1974          1971
 664 E. Red Bridge Road ......          --          604           --          604           --    --          1954
 11049 Holmes ................          --      100,465           --      100,465           --    --          1954
 135th & Holmes
  (18.6 Acres) ...............          --        5,074            1        5,075           --    --          1972
 Bannister & Raytown
  Rd. ........................          --        1,589            1        1,590           --    --          1929
 (6)655 East Minor Drive .....   2,988,581    2,980,304   23,463,818   26,444,122   11,421,626  1986          1986
 (6)11230 Oak ................   1,205,966      854,240    6,842,546    7,696,786    3,995,979  1984          1984
 11209 McGee Drive ...........     630,102      189,645    2,446,194    2,635,839    2,082,989  1961          1963
 4509 Wornall Rd. ............      14,384        5,188      108,104      113,292      107,477  1918          1968
 4517 Wornall Rd. ............      16,137        4,200       73,737       77,937       59,217  1922          1972
 221 West 48th St. ...........   3,414,509       35,263    6,499,874    6,535,137    4,933,662  1960          1961
 121 West 48th St. ...........   2,585,132      240,000    7,730,505    7,970,505    4,513,357  1967          1976
 4600 Nichols Parkway ........     319,593       55,960      874,433      930,393      837,511  1924          1971
 4417 Pennsylvania ...........       5,227        4,108      213,736      217,844      209,190  1960          1987
 4424-4426 Pennsylvania ......          --        4,521      287,844      292,365      287,844  1960          1987
 4419 Pennsylvania ...........       9,166       15,952        9,167       25,119          389  1960          1979
 333 West 46th Terr. .........     114,661       94,557    6,007,144    6,101,701    2,409,329  1988          1910
 4921 Wornall Rd. ............       1,931       20,681      656,250      676,931      253,211  1950          1987
 Plaza Area ..................      15,032      177,324    3,354,123    3,531,447    1,882,222  1920's &   1971-1989
                                                                                                 1930's
 95th & Noland Road ..........          --        6,000           --        6,000           --    --          1956

 72nd & Wyandotte ............          --        1,243      684,964      686,207      275,421  1986          1983
 26 Miscellaneous Vacant            76,468    1,164,311           --    1,164,311       20,456    --       1930-1985
  Lots, Less Than 1 Acre
  Each
 46th Terr. &
  Pennsylvania ...............          --           --      254,075      254,075       26,819    --              --
 Various Locations ...........   5,664,412      303,966    5,664,412    5,968,378           --    --              --

 Lee's Summit, Missouri
 211 N. E. Lakewood
  Blvd. ......................       8,249      275,371      133,333      408,704       23,100  1975            1993
 Shawnee Mission, Kansas
 5000-5012 State Line ........     116,460        2,470      137,696      140,166       22,805  1926            1949
 2700-2812 W. 53 Street ......   1,487,462       27,330    1,704,624    1,731,954      391,238  1940            1962
 Mission Road &
  Tomahawk ...................   3,690,459      121,092    5,750,645    5,871,737    3,508,640  1948            1962



                                   Depr.
Location/Development               Life
------------------------------ ------------
 4900 Main ...................      10-50

 400 East Bannister Rd. ......      10-40

 6310 Troost .................         20
 664 E. Red Bridge Road ......         --
 11049 Holmes ................         --
 135th & Holmes
  (18.6 Acres) ...............         --
 Bannister & Raytown
  Rd. ........................         --
 (6)655 East Minor Drive .....      10-35
 (6)11230 Oak ................      10-45
 11209 McGee Drive ...........      10-50
 4509 Wornall Rd. ............         15
 4517 Wornall Rd. ............     15-27.5
 221 West 48th St. ...........      10-40
 121 West 48th St. ...........      10-31
 4600 Nichols Parkway ........       8-21
 4417 Pennsylvania ...........      7-31.5
 4424-4426 Pennsylvania ......          7
 4419 Pennsylvania ...........         15
 333 West 46th Terr. .........      10-40
 4921 Wornall Rd. ............       31.5
 Plaza Area ..................     10-31.5
 95th & Noland Road ..........         --

 72nd & Wyandotte ............      10-40
 26 Miscellaneous Vacant               --
  Lots, Less Than 1 Acre
  Each
 46th Terr. &
  Pennsylvania ...............      10-40
 Various Locations ...........         --

 Lee's Summit, Missouri
 211 N. E. Lakewood
  Blvd. ......................     15-31.5
 Shawnee Mission, Kansas
 5000-5012 State Line ........         48
 2700-2812 W. 53 Street ......      10-39
 Mission Road &
  Tomahawk ...................      10-50

                                                                                         Total
                                                                                        Initial
                                                  Building                               Bldg.
Location/Development               Building         Type      Encumbrances     Land      Costs
----------------------------- ----------------- ------------ -------------- --------- -----------
 83 & Mission Road .......... Corinth Square    Retail          6,976,058     43,330   2,033,398
                               Shops
 3910-4024 W. 95 Street ..... 95 & Mission      Retail                 --      3,041     110,785
                               Road
                              Shops
 9507-9541 Nall ............. Trailwood         Retail                 --      4,232     567,658
                               Shops
 9555-9563 Nall ............. 96 & Nall         Retail                 --        509     151,583
                               Shops
 5205-5287 W. 95 Street ..... Trailwood III     Retail            856,071      1,459   1,473,877
                               Shops
 4101-4117 W. 83 Street ..... Corinth Shops     Retail          1,967,606     11,931     191,765
                               South
 75 & I-35 .................. Georgetown        Retail                 --     11,335   1,548,724
                               Shops
 8340 Mission Road .......... Corinth Office    Office            954,382      3,715   1,121,970
                               Building
 4121 W. 83 Street .......... Corinth           Office            381,708      6,309   1,117,443
                               Executive
                               Building
 7315 Frontage Road ......... Hartford Office   Office                 --      5,004   1,344,996
                               Building
 4200 Somerset .............. Nichols           Office          1,011,644      6,834   1,849,885
                               Building
 11111 W. 95 Street ......... Oak Park Bank     Office            430,663      4,912   1,025,676
                               Building
 7301 Mission Road .......... Prairie Village   Office                 --     44,254     443,776
                               Office Ctr
 (6)4350 Shawnee Msn
  Pkway ..................... Fairway West      Office          4,775,000     68,829   3,771,257
                               Office Ctr.
 2400 W. 75 Street .......... Brymar            Office                 --         --   1,634,058
                               Building
 (6)4330 Shawnee Msn
  Pkway ..................... Fairway North     Office          4,500,000    109,739   3,809,023
 11836-50 W. 85 Street ...... Quivira Bus       Industrial         18,918     24,605     246,154
                               Park --
                               Bldg A
 8441-8457 Quivira .......... Quivira Bus       Industrial             --     29,968     284,611
                               Park --
                               Bldg B
 8419-8433 Quivira .......... Quivira Bus       Industrial         18,918     23,079     235,351
                               Park --
                               Bldg C
 8403-8417 Quivira .......... Quivira Bus       Industrial         18,918     23,189     256,012
                               Park --
                               Bldg D
 8347-8363 Quvira ........... Quivira Bus       Industrial        145,159     31,309     304,368
                               Park --
                               Bldg E
 11835-55 W. 83 Street ...... Quivira Bus       Industrial        150,496     34,061     463,200
                               Park --
                               Bldg F
 8605-8619 Quivira .......... Quivira Bus       Industrial        106,734     27,279     244,256
                               Park --
                               Bldg G



                                  Costs                   Total
                                                           Cost
                               Capitalized  ----------------------------------
                                Subseq. to    Land &   Buildings/                 Accum.    Date of     Date     Depr.
Location/Development           Acquisition    Impts.     Impts.       Total       Depr.      Const.   Acquired   Life
----------------------------- ------------- --------- ------------ ----------- ----------- --------- ---------- ------
 83 & Mission Road ..........   3,832,759    519,635   5,389,852    5,909,487   3,830,299    1962      1955     10-50
 3910-4024 W. 95 Street .....      72,142     63,254     122,714      185,968     146,476    1965      1972     15-50

 9507-9541 Nall .............      26,924      4,232     594,582      598,814     468,212    1968      1972     10-50
 9555-9563 Nall .............      22,347      2,358     172,081      174,439     133,632    1976      1981     15-35
 5205-5287 W. 95 Street .....       4,820      1,459   1,478,697    1,480,156     781,504    1986      1972     10-40
 4101-4117 W. 83 Street .....   2,455,002    116,999   2,541,699    2,658,698   1,362,619    1953      1953     10-55
 75 & I-35 ..................   1,173,856     69,784   2,664,131    2,733,915   1,478,208    1974      1965     10-40
 8340 Mission Road ..........     266,179      3,715   1,388,149    1,391,864   1,101,136    1960      1984     15-20

 4121 W. 83 Street ..........     395,038      6,309   1,512,481    1,518,790     888,205    1973      1986     10-55

 7315 Frontage Road .........     454,367     64,377   1,739,990    1,804,367   1,181,303    1978      1975     10-45

 4200 Somerset ..............     254,865     25,135   2,086,449    2,111,584   1,327,703    1978      1979     10-45
 11111 W. 95 Street .........     105,877     13,202   1,123,263    1,136,465     773,331    1976      1978     15-40

 7301 Mission Road ..........     440,346     53,430     874,946      928,376     512,727    1960      1981     15-20

 (6)4350 Shawnee Msn
  Pkway .....................     572,600    147,319   4,265,367    4,412,686   2,231,978    1983      1981     15-32
 2400 W. 75 Street ..........     204,850      5,808   1,833,100    1,838,908   1,600,801    1968      1984     15-20
 (6)4330 Shawnee Msn
  Pkway .....................     224,819    209,651   3,933,930    4,143,581   2,202,673    1985      1985     10-45
 11836-50 W. 85 Street ......     156,518    105,801     321,476      427,277     264,513    1973      1973     15-45

 8441-8457 Quivira ..........      36,816     29,968     321,427      351,395     230,765    1975      1973     15-35

 8419-8433 Quivira ..........     109,159     23,079     344,510      367,589     187,717    1973      1973     15-45

 8403-8417 Quivira ..........      49,929     23,189     305,941      329,130     191,804    1973      1973     15-45

 8347-8363 Quvira ...........     105,019     31,309     409,387      440,696     258,042    1973      1973     10-45

 11835-55 W. 83 Street ......     130,045     34,061     593,245      627,306     330,901    1973      1973     15-45

 8605-8619 Quivira ..........       4,428     27,279     248,684      275,963     153,103    1973      1973     15-45

                                                                                             Total        Costs
                                                                                            Initial    Capitalized
                                                  Building                                   Bldg.      Subseq. to
Location/Development               Building         Type      Encumbrances      Land         Costs     Acquisition
----------------------------- ----------------- ------------ -------------- ------------ ------------ -------------
 11730-11748 W. 86
  Terrace ................... Quivira Bus       Industrial        131,283       36,082      324,805        54,288
                               Park --
                               Bldg H
 11705 W. 83 Terrace ........ Quivira Bus       Industrial         53,237       45,412      516,014       169,830
                               Park --
                               Bldg WE
 11531-11621 W. 83
  Terrace ................... Quivira Bus       Industrial      1,396,000        4,962    1,064,467       372,485
                               Park --
                               Bldg J
 11633-11647 W. 83
  Terrace ................... Quivira Bus       Industrial        304,000        1,982      364,696        88,880
                               Park --
                               Bldg K
 11505-11517 W. 83
  Terrace ................... Quivira Bus       Industrial        300,000        2,056      400,517        88,940
                               Park --
                               Bldg L
 11100-11200 Antioch ........ Shannon Valley    Retail          6,738,583    1,800,000    6,307,009     1,830,227
 8201 Mission Road ..........                   Land Lease             --      276,648           --            --
 4010 Somerset .............. 1.25 Acres        Land Lease             --        2,166           --            --
 I-35 & 75th St.
  (1.1 Acres) ............... Perkins           Land Lease             --        1,303           --            --
                               Restaurant
 I-35 & 75th St.
  (.45 Acres) ............... Bank Drive-In     Land Lease             --          537           --            --
 I-35 & 75th St.
  (.86 Acres) ............... Convenience       Land Lease             --        1,020           --            --
                               Store
 I-35 & 75th St.
  (.64 Acres) ............... Vacant Land                              --          390           --            --
 5301 West 95th St.
  (.31 Acres) ............... Savings &         Land Lease             --          155           --            --
                               Loan
 75th & Reinhardt ........... Service Station   Vacant                 --       12,825           --            --
                                                 Building
                                                 and Land
 8100-8300 Quivira .......... Vacant Land                              --       81,308           --            --
                               45 Acres
 99th & Nieman Road ......... Vacant Land                              --       26,830           --       210,628
                               22 Acres
 3541 Somerset Drive ........ Maintenance                              --          850      266,120            --
                               Shop
 151st & Nall ............... 11.214 Acres                             --       32,079      159,770        11,945
                               Land
 Johnson Drive & Hwy. 7 ..... Farm House &                             --           --       53,106            --
                               Bldgs.
 135th-143rd, Metcalf to
  Nall ...................... Farm Houses                              --           --      467,987            --
                               & Bldgs.
 Various Locations .......... Tenant            Const. In              --           --           --       260,499
                               Improvements,    Progress
                               Etc.
 3617 & 3733 Somerset
  Drive ..................... Corinth Place     2 Condos               --          541      313,608            --
                               Villas



                                              Total
                                               Cost
                              --------------------------------------
                                 Land &     Buildings/                  Accum.       Date of      Date        Depr.
Location/Development             Impts.       Impts.        Total        Depr.       Const.     Acquired      Life
----------------------------- ------------ ------------ ------------ ------------ ------------ ---------- ------------
 11730-11748 W. 86
  Terrace ...................     36,082      379,093      415,175      209,590         1973     1973          15-45

 11705 W. 83 Terrace ........     45,412      685,844      731,256      381,393         1973     1973          15-45

 11531-11621 W. 83
  Terrace ...................    355,896    1,086,018    1,441,914      899,994         1983     1965          10-35

 11633-11647 W. 83
  Terrace ...................     82,510      373,048      455,558      303,951         1985     1965          15-35

 11505-11517 W. 83
  Terrace ...................     82,559      408,954      491,513      331,005         1985     1965          15-35

 11100-11200 Antioch ........  1,800,000    8,137,236    9,937,236    4,145,178         1988     1988          10-48
 8201 Mission Road ..........    276,648           --      276,648           --           --     1957             --
 4010 Somerset ..............      2,166           --        2,166           --           --     1955             --
 I-35 & 75th St.
  (1.1 Acres) ...............      1,303           --        1,303           --           --     1953             --
 I-35 & 75th St.
  (.45 Acres) ...............        537           --          537           --           --     1953             --
 I-35 & 75th St.
  (.86 Acres) ...............      1,020           --        1,020           --           --     1953             --
 I-35 & 75th St.
  (.64 Acres) ...............        390           --          390           --           --     1953             --
 5301 West 95th St.
  (.31 Acres) ...............        155           --          155           --           --     1972             --
 75th & Reinhardt ...........     12,825           --       12,825           --           --     1950             --

 8100-8300 Quivira ..........     81,308           --       81,308           --           --     1955             --

 99th & Nieman Road .........    237,458           --      237,458      177,275    1966-1995     1959          15-20

 3541 Somerset Drive ........        850      266,120      266,970      132,914         1987     1957          10-40
 151st & Nall ...............     44,024      159,770      203,794      157,673      1940's      1983             15
 Johnson Drive & Hwy. 7 .....         --       53,106       53,106       53,105      1940's      1981             15
 135th-143rd, Metcalf to
  Nall ......................         --      467,987      467,987      158,362      1950's      1989         20-27.5
 Various Locations ..........         --      260,499      260,499           --           --     1995             --

 3617 & 3733 Somerset
  Drive .....................        541      313,608      314,149       37,701         1989     1957         15-27.5

                                                                                              Total          Costs
                                                                                             Initial      Capitalized
                                                  Building                                    Bldg.        Subseq. to
Location/Development               Building         Type      Encumbrances      Land          Costs       Acquisition
------------------------------ ---------------- ------------ -------------- ------------ --------------- -------------
 84th & Mission Road ......... Corinth          Apartments             --        43,000        228,396        31,098
                                Gardens
 4120 West 94th Terr. ........ Kenilworth       Apartments      7,569,683        63,527      4,085,515     2,640,303
 (6)3815 Somerset Drive ...... Corinth Place    Apartments      4,500,000        27,101      3,868,982       665,189
 3518 West 83rd St. .......... Mission Valley   Apartments      1,160,839        38,192        930,039       889,006
 8037 Mohawk ................. Corinth          Apartments        307,515       205,500        986,170       308,626
                                Paddock
 Olathe, Kansas
 1515 E. Santa Fe ............                  Land Lease             --        44,441             --            --
 Miami County, Kansas
 250th & Farley .............. 810 Acre         Land Lease             --     1,173,083        357,950            --
                                Farmland
 Osage City, Kansas
 (1)East HiWay 31 ............ Manufactured     Building        4,800,000        47,840      3,866,625       682,582
                                Homes            Lease
                                Plant
                                Valuations                             --            --     (1,194,800)           --
                                Reserve
 Des Moines, Iowa
 (2)4201 Westown
  Parkway .................... Highland         Office          6,261,065     1,066,243      5,056,684      (213,725)
                                Building
 (2)4200 Corporate Drive ..... Crestwood        Office          2,315,737       171,121      2,068,285            --
                                Building
 (3)4344 Corporate Drive ..... Sunset           Office            907,993        93,759        834,073       463,315
                                Building
 (3)4601 Westown
  Parkway .................... Veridian         Office          7,220,709       396,387      5,530,003       584,787
                                Building
 (3)4200 University Ave. ..... Edgewater        Office          8,928,602       458,901      6,699,069     1,192,112
                                Building
 (3)4445 Corporate Drive ..... Waterford        Office          4,561,586       234,529      3,977,761            --
                                Building
 (4)4401 Westown
  Parkway .................... Neptune          Office          6,000,000       624,327      4,363,862     1,812,768
                                Building
 (5)6031 Meadow Crest
  Drive ...................... Winwood          Apartments     23,000,000     1,299,865     19,103,697       123,227
                                Apartments
 St. Petersburg, Florida
 135 1st Ave NE .............. Vacant Land                             --       156,563             --            --
                                                               ----------     ---------     ----------     ---------
 Total Revenue --  Producing Properties ..................    265,526,833    16,187,648    216,670,401    88,507,300
 (7)Preference Item ......................................      4,026,458
                                                              -----------
 Total Encumbrances --  Revenue-Producing Property .......    269,553,291



                                                  Total
                                                   Cost
                               --------------------------------------------
                                  Land &       Buildings/                       Accum.        Date of       Date        Depr.
Location/Development              Impts.         Impts.          Total           Depr.         Const.     Acquired      Life
------------------------------ ------------ --------------- --------------- -------------- ------------- ---------- ------------
 84th & Mission Road .........      47,979        254,515         302,494         28,365          1961      1995        15-27.5
 4120 West 94th Terr. ........     347,301      6,442,044       6,789,345      4,691,151          1965      1972         10-40
 (6)3815 Somerset Drive ......     650,565      3,910,707       4,561,272      1,909,772          1987      1987         10-40
 3518 West 83rd St. ..........      93,438      1,763,799       1,857,237      1,004,546          1964      1972         10-40
 8037 Mohawk .................     307,897      1,192,399       1,500,296        148,444          1973      1995        15-27.5
 Olathe, Kansas
 1515 E. Santa Fe ............      44,441             --          44,441             --            --      1995            --
 Miami County, Kansas
 250th & Farley ..............   1,173,083        357,950       1,531,033         66,407    1940's-50's     1994          5-30
 Osage City, Kansas
 (1)East HiWay 31 ............      47,840      4,549,207       4,597,047      2,523,665          1985      1985          5-35

                                        --     (1,194,800)     (1,194,800)            --            --        --            --
 Des Moines, Iowa
 (2)4201 Westown
  Parkway ....................   1,066,243      4,842,959       5,909,202      2,398,758          1987      1987         10-40
 (2)4200 Corporate Drive .....     171,121      2,068,285       2,239,406      1,024,439          1987      1987         10-40
 (3)4344 Corporate Drive .....      93,759      1,297,388       1,391,147        339,493          1989      1988          5-39
 (3)4601 Westown
  Parkway ....................     396,387      6,114,790       6,511,177      1,600,079          1989      1988          7-39
 (3)4200 University Ave. .....     683,229      7,666,853       8,350,082      2,006,213          1989      1988          7-39
 (3)4445 Corporate Drive .....     234,529      3,977,761       4,212,290      1,040,875          1990      1988          7-39
 (4)4401 Westown
  Parkway ....................   1,161,419      5,639,538       6,800,957      2,874,517          1986      1986         10-50
 (5)6031 Meadow Crest
  Drive ......................   1,299,865     19,226,924      20,526,789      8,937,493       1986-87      1985          5-28
 St. Petersburg, Florida
 135 1st Ave NE ..............     156,563             --         156,563             --          1992      1990
                                 ---------     ----------      ----------      ---------
 Total Revenue --  Producing    25,566,667    295,798,682     321,365,349    158,268,459
Properties
 (7)Preference Item ........
 Total Encumbrances --
Revenue-Producing Property

-------
(1) The Company owns a 99% profit-sharing interest and a 100% loss-sharing interest in the partnership owning this facility.
(2) The Company owns a 90% interest in the partnership owning these two office buildings.

(3) The Company owns a 60% interest in the partnership owning these four office buildings.

(4) The Company owns an 85% interest in the partnership owning this office building.

(5) The Company owns a 65% interest in the partnership owning this apartment building.

(6) The Company shares 50% of the cash flow from these properties with an outside company providing credit enhancement support related to the financing of these properties.
(7) See discussion in Note 5 to the 1997 Consolidated Financial Statements and Management's Discussion and Analysis.

LAND & IMPROVEMENT INVENTORIES



                 Location/                                  Building
                Development                    Building       Type     Encumberances        Land
------------------------------------------- ------------- ----------- --------------- ----------------
Kansas City,
 Missouri
400 West 49th Terr.                         Alameda       49 Units
                                            Towers        Sold                   --               --
                                            Condominium   10 Units
                                            (19-Story     Remaining
                                            Building)     for Sale
                                            Valuation                            --               --
                                            Reserve
Stone County,
 Missouri
Table Rock Lake
 (20 Miles West
 of Branson, MO)                            257-Lot       148 Lots
                                            Subdivision   Available              --        1,226,379
                                            (104 Acres)   for Sale

                                            Valuation
                                            Reserve                                         (425,000)
Shawnee Mission,
 Kansas
(1)135th-151st,
 Metcalf to Nall .......................... 64 Acres
                                            Vacant Land                          --        1,334,040
Residential
 Subdivisions:
151st & Nall (SW                                                                 --          162,411
 Corner) .................................. Green         85 Lots
                                            Meadows       Available
                                                          for Sale
148th & Nall .............................. Whitehorse    33 Lots                --            3,970
                                                          Available
                                                          for Sale
Johnson Dr. & Hwy                           Woodsonia     51 Lots                --          107,970
 K-7 ......................................               Available
                                                          for Sale
TOTAL LAND & IMPROVEMENT
 INVENTORIES ......................................................              --        2,409,770
PROPERTY HELD FOR FUTURE
 DEVELOPMENT
Various Land Parcels Kansas City, Missouri;
 Johnson County, Kansas and Miami County,
 Kansas Held for Future Development ...............................      19,000,000        6,433,337
                                                                         ----------        ---------
TOTAL PROPERTIES & MORTGAGE
 INDEBTEDNESS PER CONSOLIDATED
 BALANCE SHEET ....................................................   $ 288,553,291     $ 25,030,755
                                                                      =============     ============
LESS ACCUMULATED DEPRECIATION .....................................
TOTAL PROPERTIES, NET OF
 ACCUMULATED DEPRECIATION .........................................



                                                  Total           Costs                             Total
                                                                                                     Cost
                                                 Initial       Capitalized   ----------------------------------------------------
                 Location/                        Bldg.         Subseq. to        Land &          Buildings/
                Development                       Costs        Acquisition        Impts.            Impts.            Total
------------------------------------------- ---------------- --------------- ---------------- ----------------- -----------------
Kansas City,
 Missouri
400 West 49th Terr.
                                                 9,066,409              --               --         9,066,409         9,066,409
                                                        --      (5,023,443)              --        (5,023,443)       (5,023,443)
Stone County,
 Missouri
Table Rock Lake
 (20 Miles West
 of Branson, MO)
                                                        --              --        1,226,379                --         1,226,379
                                                        --              --         (425,000)               --          (425,000)
Shawnee Mission,
 Kansas
(1)135th-151st,
 Metcalf to Nall ..........................
                                                        --              --        1,334,040                --         1,334,040
Residential
 Subdivisions:
151st & Nall (SW                                        --       1,310,113        1,472,524                --                --
 Corner) ..................................
148th & Nall ..............................             --       1,222,181        1,226,151                --         1,226,151
Johnson Dr. & Hwy                                       --         805,542          913,512                --           913,512
 K-7 ......................................
TOTAL LAND & IMPROVEMENT
 INVENTORIES ............................        9,066,409      (1,685,607)       5,747,606         4,042,966         9,790,572
PROPERTY HELD FOR FUTURE
 DEVELOPMENT
Various Land Parcels Kansas City, Missouri;
 Johnson County, Kansas and Miami County,
 Kansas Held for Future Development .....               --       1,359,245        7,792,582                --         7,792,582
                                                 ---------      ----------        ---------        ----------        ----------
TOTAL PROPERTIES & MORTGAGE
 INDEBTEDNESS PER CONSOLIDATED
 BALANCE SHEET ..........................    $ 225,736,810    $ 88,180,938     $ 39,106,855     $ 299,841,648     $ 338,948,503
                                             =============    ============     ============     =============
LESS ACCUMULATED DEPRECIATION ...........                                                                           158,268,459
                                                                                                                  -------------
TOTAL PROPERTIES, NET OF
 ACCUMULATED DEPRECIATION ...............                                                                         $ 180,680,044
                                                                                                                  =============



                 Location/                       Accum.        Date of      Date     Depr.
                Development                       Depr.         Const.    Acquired   Life
------------------------------------------- ---------------- ----------- ---------- ------
Kansas City,
 Missouri
400 West 49th Terr.
                                                        --    1988-1996     1962      --
                                                        --           --       --      --
Stone County,
 Missouri
Table Rock Lake
 (20 Miles West
 of Branson, MO)
                                                        --           --     1986      --
                                                        --           --       --      --
Shawnee Mission,
 Kansas
(1)135th-151st,
 Metcalf to Nall ..........................
                                                        --           --     1989      --
Residential
 Subdivisions:
151st & Nall (SW                                        --           --     1984      --
 Corner) ..................................
148th & Nall ..............................             --           --     1983      --
Johnson Dr. & Hwy                                       --           --     1981      --
 K-7 ......................................
TOTAL LAND & IMPROVEMENT
 INVENTORIES ............................               --
PROPERTY HELD FOR FUTURE
 DEVELOPMENT
Various Land Parcels Kansas City, Missouri;
 Johnson County, Kansas and Miami County,
 Kansas Held for Future Development .....               --           --     1981      --
                                                        --    ---------     ----      --
TOTAL PROPERTIES & MORTGAGE
 INDEBTEDNESS PER CONSOLIDATED
 BALANCE SHEET ..........................    $ 158,268,459
                                             =============
LESS ACCUMULATED DEPRECIATION ...........
TOTAL PROPERTIES, NET OF
 ACCUMULATED DEPRECIATION ...............

-------
(1) All of this property is under contract for sale.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


             REAL ESTATE AND ACCUMULATED DEPRECIATION ROLLFORWARDS


                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                           1997                             1996                            1995
                             -------------------------------- -------------------------------- -------------------------------
                               Real Estate      Accumulated     Real Estate      Accumulated     Real Estate     Accumulated
                                  Assets       Depreciation        Assets       Depreciation        Assets       Depreciation
                             --------------- ---------------- --------------- ---------------- --------------- ---------------
Balance at beginning
 of year ...................  $ 373,932,917    $153,799,478    $375,972,490     $146,449,317    $ 381,320,313   $137,215,827
Additions during year:
 Acquisitions ..............             --              --              --               --        3,700,609             --
 Construction and
   tenant
   improvements ............     13,846,635              --      10,717,282               --        7,449,127             --
 Depreciation and
   amortization
   expense .................     (2,509,222)      9,741,447      (2,390,406)      10,391,018       (3,324,818)     9,991,182
Deductions during year:
 Cost of real estate
   sold ....................    (46,100,123)     (5,272,466)     (9,405,299)      (3,040,857)     (11,055,540)      (757,692)
 Valuation allowances
   and write-offs ..........       (221,704)             --        (961,150)              --       (2,117,201)            --
                              -------------    ------------    ------------     ------------    -------------   ------------
Balance at end of year .....  $ 338,948,503    $158,268,459    $373,932,917     $153,799,478    $ 375,972,490   $146,449,317
                              =============    ============    ============     ============    =============   ============

                             J.C. NICHOLS COMPANY


                         MORTGAGE LOANS ON REAL ESTATE


                               DECEMBER 31, 1997



                                 Interest         Maturity
Description                        Rate             Date
--------------------------- ------------------ --------------
Landing Ventures
Shopping Center
Kansas City, MO ........... Prime adj. qtrly      8/15/98
Lemons Descendents
Shopping Center
Kansas City, MO ...........        11%           11/30/01
Rayman, Steven M.
Apartments
Merriam, KS ...............        7%             12/1/02
Synergy Dev. Alliance
Land
Overland Park, KS .........        7%             5/10/00
Construction loans
on single family
residences ................   10% to 10.50%      On Demand
Other misc. mortgages .....    0% to 9.5%      1/98 to 9/99
 Totals ...................
                            Reserve for uncollectable
                                    accounts



                                                                                             Principal
                                                                                             amount of
                                                                                           loans subject
                                    Periodic                     Face         Carrying     to delinquent
                                    Payment          Prior    Amount of      Amount of     principal or
Description                           Term           Liens     Mortgage       Mortgage       interest
--------------------------- ----------------------- ------- ------------- --------------- --------------
                                Varying amounts
Landing Ventures             over life to maturity
Shopping Center               Balloon at maturity
Kansas City, MO ...........      of $2,861,723       $ --    $ 3,255,000    $ 2,907,939       $    --
                                 Level monthly
Lemons Descendents                 at $7,741
Shopping Center               Balloon at maturity
Kansas City, MO ...........       of $564,556          --        750,000        660,523            --
                                 Level monthly
Rayman, Steven M.                 at $87,000
Apartments                    Balloon at maturity
Merriam, KS ...............      of $8,736,325         --     11,750,000     10,530,900            --
                                Interest only,
Synergy Dev. Alliance       payable every 6 months
Land                          Balloon at maturity
Overland Park, KS .........     of $10,845,302         --     10,845,302     10,845,302            --
Construction loans
on single family
residences ................           N/A             N/A        N/A          3,429,828            --
Other misc. mortgages .....           N/A             N/A        N/A            474,073        26,007
                                                             -----------    -----------       -------
 Totals ...................                                  $26,600,302    $28,848,565       $26,007
                                                             ===========                      =======
                                                                               (749,055)
                                                                            -----------
                                                                            $28,099,510
                                                                            ===========

                             J.C. NICHOLS COMPANY


                 ROLLFORWARD OF MORTGAGE LOANS ON REAL ESTATE


                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                          1997            1996             1995
                                                     -------------- ---------------- ----------------
     Balance at beginning of period ................  $ 17,916,799    $ 21,337,384     $ 24,332,412
      Additions during period:
        New mortgage loans .........................    16,660,302       4,649,693        4,591,994
      Deductions during period:
        Collections of principal ...................    (5,728,536)     (7,918,608)      (5,065,068)
        Write-offs .................................            --        (151,670)        (250,000)
        Settlement expense items (see Note 11 to
         consolidated financial statements) ........            --              --       (2,271,954)
                                                      ------------    ------------     ------------
     Balance at close of period ....................  $ 28,848,565    $ 17,916,799     $ 21,337,384
                                                      ============    ============     ============


                                                          December 31,
                                         ----------------------------------------------
                                              1997            1996            1995
                                         -------------- --------------- ---------------
     Gross balance .....................  $28,848,565    $ 17,916,799    $ 21,337,384
     Reserve for uncollectible accounts      (749,055)       (905,397)     (1,468,218)
                                          -----------    ------------    ------------
                                          $28,099,510    $ 17,011,402    $ 19,869,166
                                          ===========    ============    ============

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                       VALUATION AND QUALIFYING ACCOUNTS


                         YEAR ENDED DECEMBER 31, 1997



                                                   Balance at     Charged to
                                                  Beginning of     Costs and                       Balance at End
                   Description                        Year         Expenses        Write-Offs         of Year
------------------------------------------------ -------------- -------------- ------------------ ---------------
 Valuation Reserve:
   Revenue-producing property ..................  $10,402,332     $ (465,818)    $   (8,954,932)   $    981,582
 Valuation Reserve:
   Land and improvements inventory .............    4,983,443        465,000                 --       5,448,443
 Valuation Reserve:
   Marketable equity securities ................       85,000             --            (85,000)             --
 Valuation Reserve:
   Notes and accounts receivable ...............    3,496,337        639,853         (1,046,740)      3,089,450
 Valuation Reserve:
   Investments in real estate partnerships .....    1,216,839             --           (647,624)        569,215
                                                  -----------     ----------     --------------    ------------
    Totals .....................................  $20,183,951     $  639,035     $  (10,734,296)   $ 10,088,690
                                                  ===========     ==========     ==============    ============

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                       VALUATION AND QUALIFYING ACCOUNTS


                         YEAR ENDED DECEMBER 31, 1996



                                                  Balance at      Charged to
                                                 Beginning of      Costs and                      Balance at End
                  Description                        Year          Expenses        Write-Offs        of Year
----------------------------------------------- -------------- ---------------- ---------------- ---------------
 Valuation Reserve:
  Revenue-producing property ..................  $16,715,475     $   (961,489)    $ (5,351,654)    $10,402,332
 Valuation Reserve:
  Land and improvements inventory .............    4,983,443               --               --       4,983,443
 Valuation Reserve:
  Marketable equity securities ................       85,000               --               --          85,000
 Valuation Reserve:
  Notes and accounts receivable ...............    5,143,001         (102,833)      (1,543,831)      3,496,337
 Valuation Reserve:
  Investments in real estate partnerships .....    1,216,839               --               --       1,216,839
                                                 -----------     ------------     ------------     -----------
    Totals ....................................  $28,143,758     $ (1,064,322)    $ (6,895,485)    $20,183,951
                                                 ===========     ============     ============     ===========

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                       VALUATION AND QUALIFYING ACCOUNTS


                         YEAR ENDED DECEMBER 31, 1995



                                             Balance at     Charged to       Charged to
                                            Beginning of     Costs and         Other                          Balance at End
                Description                     Year         Expenses        Accounts*         Write-Offs        of Year
------------------------------------------ -------------- -------------- ----------------- ----------------- ---------------
Valuation Reserve:
 Revenue-producing property ..............  $ 15,025,400   $ 1,830,000     $          --     $    (139,925)   $ 16,715,475
Valuation Reserve:
 Land and improvements inventory .........     4,696,242       287,201                --                --       4,983,443
Valuation Reserve:
 Property held for future development ....     1,327,450            --        (1,327,450)               --              --
Valuation Reserve:
 Marketable equity securities ............            --        85,000                --                --          85,000
Valuation Reserve:
 Notes and accounts receivable ...........     4,259,930     2,380,750                --        (1,497,679)      5,143,001
Valuation Reserve:
 Prepaid expenses ........................     1,208,631            --        (1,208,631)               --              --
Valuation Reserve:
 Investments in real estate partnerships .     1,360,239            --           (68,400)          (75,000)      1,216,839
Valuation Reserve:
 Minority interest .......................       952,474            --          (952,474)               --              --
                                            ------------   -----------     -------------     -------------    ------------
   Totals ................................  $ 28,830,366   $ 4,582,951     $  (3,556,955)    $  (1,712,604)   $ 28,143,758
                                            ============   ===========     =============     =============    ============

     * These amounts were taken as credits to valuation allowance expense as the Company was released from the assets and liabilities (net liability position) of a consolidated affiliate during 1995.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                               MORTGAGES PAYABLE


                               DECEMBER 31, 1997



                                                                          Balance
                               Lender        Origination   Maturity   Outstanding as
        Property             or Trustee          Date        Date       of 12/31/97
------------------------ ------------------ ------------- ---------- ----------------
Millcreek Block ........ Principal Mutual     12/15/93    12/13/13     $  2,595,435
Swanson Block .......... Principal Mutual     12/15/93    12/13/13     $  3,608,288
Hall's Building ........ Principal Mutual     12/15/93    12/13/13     $  1,645,886
Theatre Block .......... Principal Mutual     12/15/93    12/13/13     $  5,507,387
Triangle Block ......... Principal Mutual     12/15/93    12/13/13     $  1,709,189
Balcony Block .......... Principal Mutual     12/15/93    12/13/13     $  3,734,895
Plaza Central .......... Principal Mutual     12/15/93    12/13/13     $  1,519,279
Nichols Block .......... Principal Mutual     12/15/93    12/13/13     $  3,165,165
Time Block ............. Principal Mutual     12/15/93    12/13/13     $ 11,774,413
Esplanade Block ........ Principal Mutual     12/15/93    12/13/13     $  7,659,699
Plaza Savings South .... Principal Mutual     12/15/93    12/13/13     $  1,962,402
48th & Penn ............ Principal Mutual     12/15/93    12/13/13     $  1,772,492
Court of the Penguins .. Principal Mutual     12/15/93    12/13/13     $  2,658,739
Seville Shops West ..... Principal Mutual     12/15/93    12/13/13     $  2,278,919
Seville Square ......... Principal Mutual     12/15/93    12/13/13     $  6,013,813
Park Plaza ............. Principal Mutual     12/15/93    12/13/13     $  5,697,297
Mission Valley
 Apartments ............ Royal                06/26/96    07/01/11     $  1,160,839
                         Neighbors



                                                                      Prepayment             Amortization     Balance Due
        Property                   Interest Rate                      Provisions                Period        at Maturity
------------------------ -------------------------------- --------------------------------- -------------- ----------------
Millcreek Block ........ Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Swanson Block .......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Hall's Building ........ Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Theatre Block .......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Triangle Block ......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Balcony Block .......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Plaza Central .......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Nichols Block .......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Time Block ............. Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Esplanade Block ........ Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Plaza Savings South .... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
48th & Penn ............ Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Court of the Penguins .. Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Seville Shops West ..... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Seville Square ......... Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Park Plaza ............. Fixed at 8% until 2004; rate     Greater of 1% of principal or a   20 years       Fully Amortized
                         adjusted by holder, as           calculated re-investment yield
                         defined at 2004 and 2009
Mission Valley
 Apartments ............ 7.875%                           Greater of 1% of principal or     15 years       Fully Amortized
                                                          a calculated re-investment
                                                          yield

                                                                          Balance
                                 Lender      Origination   Maturity   Outstanding as
          Property             or Trustee        Date        Date       of 12/31/97
--------------------------- --------------- ------------- ---------- ----------------
Corinth Office
 Building ................. Members Life      08/29/96    09/01/06     $    954,382
                            Ins
Nichols Building .......... CUNA Mutual       08/29/96    09/01/06     $  1,011,644
Trailwood III Shops ....... Bank Midwest      05/22/86    05/01/21     $    856,071
Bannister Business
 Center ................... Bank Midwest      05/22/86    05/01/21     $  1,208,571
Regency House ............. Lincoln           05/23/97    06/10/17     $  4,396,430
                            National
Sulgrave .................. Lincoln           05/23/97    06/10/17     $  8,164,799
                            National
Corinth Place ............. Bank of NY        12/31/85    12/01/15     $  4,500,000
Coach House South ......... Bank of NY        12/31/85    12/01/15     $  20,000,00
Coach House ............... U. S. Trust       05/01/85    05/01/15     $  8,000,000
Fairway North ............. U. S. Trust       11/28/84    11/01/14     $  4,500,000
(1)Two Brush Creek
 Plaza .................... Archon Group      05/12/83    01/01/02     $  6,533,612
Brookside Shops ........... Lutheran          12/21/90    01/01/11     $  4,251,989
Prairie Village Shops ..... Lutheran          12/21/90    01/01/11     $ 11,384,100
Rental Houses ............. Mages             05/01/89    05/01/04     $     23,470
Neptune Apartments ........ Lutheran          12/09/91    01/01/99     $  3,538,739
Quivira Business Park
 Buildings J, K
 and L .................... Commerce Bank     08/01/83    08/01/98     $  2,000,000
Corinth Square Shops ...... Farm Bureau       03/12/92    04/01/02     $  6,976,058
Corinth Shops South ....... Farm Bureau       03/12/92    04/01/02     $  1,967,606



                                                                    Prepayment               Amortization      Balance Due
          Property                 Interest Rate                    Provisions                  Period         at Maturity
--------------------------- -------------------------- ----------------------------------- --------------- -------------------
Corinth Office
 Building .................  7.950%                    Greater of 1% of principal or       15 years        $   476,814
                                                       a calculated re-investment
                                                       yield
Nichols Building ..........  7.950%                    Greater of 1% of principal or       15 years        $   505,423
                                                       a calculated re-investment
                                                       yield
Trailwood III Shops ....... Monthly weighted average   None                                35 years        Fully Amortized
                            plus 2%
Bannister Business
 Center ................... Monthly weighted average   None                                35 years        Fully Amortized
                            plus 2%
Regency House .............  7.560%                    Greater of 1% of principal or a     20 years        Fully Amortized
                                                       calculated re-investment yield
Sulgrave ..................  7.560%                    Greater of 1% of principal or a     20 years        Fully Amortized
                                                       calculated re-investment yield
Corinth Place ............. Lower floater, adjusted    Administrative costs for early      Interest Only   $ 4,500,000
                                                       monthly                             call
Coach House South ......... Lower floater, adjusted    Administrative costs for early      Interest Only   $20,000,000
                                                       monthly                             call
Coach House ............... Lower floater, adjusted    Administrative costs for early      Interest Only   $ 8,000,000
                                                       monthly                             call
Fairway North ............. Lower floater, adjusted    Administrative costs for early      Interest Only   $ 4,500,000
                                                       monthly                             call
(1)Two Brush Creek
 Plaza ....................  8.000%                    Requires lender's approval and      25 years        $ 4,977,066
                                                       payment of all contingent
                                                       interest
Brookside Shops ........... 10.500%                    In the first ten years additional   20 years        Fully Amortized
                                                       charge at reinvestment rate.
                                                       Beginning in 11th year 5% of
                                                       principal, declining by 1/2%
                                                       each year thereafter
Prairie Village Shops ..... 10.500%                    In the first ten years additional   30 years        $ 9,537,790
                                                       charge at reinvestment rate.
                                                       Beginning in 11th year 5% of
                                                       principal, declining by 1/2%
                                                       each year thereafter
Rental Houses .............  8.000%                    None                                15 years        Fully Amortized
Neptune Apartments ........  9.875%                    Beginning in 4th year, 5% of        30 years        $ 3,500,962
                                                       principal and declining 1%
                                                       each year to a minimum of
                                                       2%
Quivira Business Park
 Buildings J, K
 and L ....................  9.800%                    Administrative costs for early      Interest Only   $ 2,000,000
                                                       call
Corinth Square Shops ......  9.375%                    Beginning in 8th year, greater of   30 years        $ 5,767,975
                                                       1% of principal or a
                                                       calculated reinvestment yield
Corinth Shops South .......  9.375%                    Beginning in 8th year, greater of   30 years        $ 1,626,865
                                                       1% of principal or a
                                                       calculated reinvestment yield

                                                                              Balance
                                Lender         Origination     Maturity   Outstanding as
         Property             or Trustee           Date          Date       of 12/31/97
-------------------------- ---------------- ----------------- ---------- ----------------
Kenilworth
 Apartments .............. Aegon            05/07/97          06/01/07     $  7,569,683
Red Bridge
 Professional
 Building ................ NYLIC            04/04/72          07/10/98     $    617,578
Fairway West Office
 Center .................. Commerce Bank    03/01/83          03/01/03     $  4,775,000
Oak Park Bank
 Building ................ NYLIC            02/10/78          01/10/03     $    430,663
Quivira Business Park
 Buildings A, C, D,
 and SWB ................. Northland        12/14/71          01/01/99     $    109,991
                           Financial
Quivira Business Park
 Buildings E, F,
 G and H ................. Northland        09/12/73          11/01/98     $    533,672
                           Financial
Corinth Paddock
 Apartments .............. NYLIC            05/23/74          04/10/99     $    307,515
(1) 4900 Main
 Building ................ KPERS             06/09/86(2)      02/01/21     $ 22,460,327
Corinth Executive
 Building ................ NYLIC            09/18/72          10/01/02     $    381,708
Fairway Shops ............ USG Annuity      01/16/96          02/01/06     $  2,874,813
Shannon Valley Shops ..... Ohio National    12/01/97          11/01/17     $  6,738,583
Winwood Apartments ....... Iowa Finance     12/31/83          11/01/15     $ 23,000,000
                           Authority
Neptune Building ......... Iowa Finance     09/01/85          09/01/15     $  6,000,000
                           Authority
Manufactured Homes
 Plant ................... Osage City --    12/01/84          12/01/99     $  4,800,000
                           IRB



                                                                        Prepayment              Amortization      Balance Due
         Property                    Interest Rate                      Provisions                 Period         at Maturity
-------------------------- -------------------------------- --------------------------------- --------------- -------------------
Kenilworth
 Apartments .............. 8.070%                           Beginning in 37th month,          20 years        $ 4,776,930
                                                            greater of 1% of principal or
                                                            a calculated re-investment
                                                            yield
Red Bridge
 Professional
 Building ................ 9.125%                           Beginning in 14th year, 5% of     25 years        $   617,578
                                                            principal declining 1/4% per
                                                            year
Fairway West Office
 Center .................. 9.000%                           Redeemable on 3/1/98 and          2000-2003       $ 1,775,000
                                                            thereafter on interest payment    Sinking
                                                                                              Fund
                                                            dates declining from 102% to
                                                            100% of principal
Oak Park Bank
 Building ................ 8.875%                           Beginning in 11th year, 5% of     25 years        Fully Amortized
                                                            principal declining 1/4% per
                                                            year
Quivira Business Park
 Buildings A, C, D,
 and SWB ................. 8.875%                           Beginning in 11th year, 5% of     27 years        Fully Amortized
                                                                                              principal
                                                                                              declining
                                                                                              1/2 of 1%
                                                                                              per year to
                                                                                              not less
                                                                                              than 1%
Quivira Business Park
 Buildings E, F,
 G and H ................. 8.750%                           Beginning in 11th year, 5% of     25 years        $   527,720
                                                            principal declining 1/2 of 1%
                                                            per year to not less than 1%
Corinth Paddock
 Apartments .............. 8.500%                           Beginning in 11th year, 5% of     25 years        Fully Amortized
                                                            principal declining 1/2% per
                                                            year to a minimum of 1%
                                                            thereafter
(1) 4900 Main
 Building ................ 8.000%                           None                              35 years        Fully Amortized
Corinth Executive
 Building ................ 8.000%                           Beginning in 11th year 3% of      30 years        Fully Amortized
                                                            principal declining 1/2% per      to 1%
                                                            year
Fairway Shops ............ 7.650%                           Greater of 1% of principal or a   20 years        $ 2,057,065
                                                            calculated re-investment yield
Shannon Valley Shops ..... 8.030%                           Greater of 1% of principal or a   20 years        Fully Amortized
                                                            calculated re-investment yield
Winwood Apartments ....... Lower floater, adjusted weekly   Redeemable at rates declining     Interest Only   $23,000,000
                                                            from 102% to 100% of
                                                            principal
Neptune Building ......... Lower floater, adjusted weekly   Redeemable at rates declining     Interest Only   $ 6,000,000
                                                            from 102% to 100% of
                                                            principal
Manufactured Homes
 Plant ................... Lower floater, adjusted weekly   Redeemable at rates declining     Interest Only   $ 4,800,000
                                                            from 103% to 100% of
                                                            principal

                                                                      Balance
                              Lender     Origination   Maturity   Outstanding as
         Property           or Trustee       Date        Date       of 12/31/97
-------------------------- ------------ ------------- ---------- ----------------
Highland and
 Crestwood Buildings       Cigna          10/27/89    12/01/02    $   8,576,802
Sunset, Veridian,
 Edgewater and
 Waterford Buildings ..... Cigna          10/27/89    12/01/02    $  21,618,890
Land under ground
 lease ................... Cigna          12/13/92    03/01/09    $  19,000,000
(1) Preference Items .....                                        $   4,026,458
                                                                  -------------
Total mortgages
 payable .................                                        $ 288,553,291
                                                                  =============



                                                       Prepayment             Amortization    Balance Due
         Property           Interest Rate              Provisions                Period       at Maturity
-------------------------- --------------- --------------------------------- -------------- --------------
Highland and
 Crestwood Buildings       8.290%          Greater of 1% of principal or a   25 years       $ 7,918,383
                                           calculated re-investment yield
Sunset, Veridian,
 Edgewater and
 Waterford Buildings ..... 8.290%          Greater of 1% of principal or a   25 years       $19,737,955
                                           calculated re-investment yield
Land under ground
 lease ................... 9.050%          Beginning in 9th year, 1% plus    25 years       $17,429,339
                                           yield maintenance
(1) Preference Items .....
Total mortgages
 payable .................

-------
(1) See discussion in Note 5 to the Consolidated Financial Statements and Management's Discussion and Analysis -- Liquidity and Capital Resources.

(2) This note is callable by the lender on 2/1/06.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS


                                  (Unaudited)



                                                                                             March 31,      December 31,
                                                                                                1998            1997
                                                                                          --------------- ---------------
                                                                                            (Unaudited)
ASSETS
Revenue-producing properties ............................................................  $ 162,705,000   $ 163,320,000
Land and improvement inventories ........................................................      9,424,000       9,791,000
Property held for future development ....................................................      8,597,000       7,660,000
                                                                                           -------------   -------------
  Total properties ......................................................................    180,726,000     180,681,000
Cash and cash equivalents ...............................................................     23,713,000      15,968,000
Temporary investments ...................................................................     33,554,000      42,633,000
Accounts receivable .....................................................................      2,974,000       2,454,000
Prepaid expenses ........................................................................      7,005,000       6,378,000
Notes receivable ........................................................................     40,407,000      40,757,000
Investments in real estate partnerships .................................................      6,445,000       2,457,000
Minority interest in consolidated partnerships ..........................................      4,680,000       4,717,000
Income taxes receivable .................................................................        365,000         383,000
Other assets, net .......................................................................        699,000         739,000
                                                                                           -------------   -------------
                                                                                           $ 300,568,000   $ 297,167,000
                                                                                           =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Mortgage indebtedness ...................................................................  $ 287,126,000   $ 288,553,000
Notes payable to banks and others .......................................................     12,990,000      12,990,000
Accounts payable and tenants' deposits ..................................................      6,551,000       9,059,000
Accrued expenses and other liabilities ..................................................      7,645,000       8,006,000
Deferred income taxes ...................................................................      3,970,000       2,708,000
Deferred gains on the sale of property ..................................................      2,022,000       2,024,000
                                                                                           -------------   -------------
                                                                                             320,304,000     323,340,000
Shareholders' equity (deficit):
  Common stock, par value $.01 per share; 10,000,000 shares authorized (5,798,274 and
   5,721,744 shares issued) .............................................................        100,000         100,000
  Additional paid-in capital ............................................................     24,251,000      19,917,000
  Retained earnings .....................................................................    101,891,000      99,788,000
                                                                                           -------------   -------------
                                                                                             126,242,000     119,805,000
Less:
  Treasury stock, at cost (1,179,235 shares of common stock) ............................    145,978,000     145,978,000
                                                                                           -------------   -------------
   Total shareholders' equity (deficit) .................................................    (19,736,000)    (26,173,000)
  Commitments and contingencies .........................................................  -------------   -------------
                                                                                           $ 300,568,000   $ 297,167,000
                                                                                           =============   =============

          See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME


                                  (Unaudited)



                                                                     For the Three Months
                                                                        Ended March 31,
                                                                -------------------------------
                                                                      1998            1997
                                                                ---------------- --------------
Sales and revenues:
 Rents ........................................................   $ 19,709,000    $20,011,000
 Property sales ...............................................      1,221,000      1,347,000
 Dividends and interest .......................................      1,147,000      1,071,000
 Gains on sales of investments and other assets ...............        586,000         15,000
 Equity in earnings (losses) of unconsolidated affiliates .....         54,000        (77,000)
 Other ........................................................        248,000        378,000
                                                                  ------------    -----------
                                                                    22,965,000     22,745,000
                                                                  ------------    -----------
Costs and expenses:
 Selling, general and operating expenses ......................     10,407,000      9,874,000
 Cost of property sales .......................................        873,000      1,107,000
 Interest .....................................................      5,426,000      5,849,000
 Depreciation and amortization ................................      2,894,000      3,373,000
                                                                  ------------    -----------
                                                                    19,600,000     20,203,000
                                                                  ------------    -----------
Income before income taxes ....................................      3,365,000      2,542,000
Income tax expense ............................................      1,262,000        955,000
                                                                  ------------    -----------
 Net income ...................................................   $  2,103,000    $ 1,587,000
                                                                  ============    ===========
Basic income per share (note 2) ...............................   $       0.46    $      0.38
                                                                  ============    ===========
Diluted income per share (note 2) .............................   $       0.44    $      0.37
                                                                  ============    ===========

          See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                  (Unaudited)



                                                                                            For the Three Months
                                                                                               Ended March 31,
                                                                                       -------------------------------
                                                                                             1998            1997
                                                                                       --------------- ---------------
Operating activities:
 Net income ..........................................................................  $  2,103,000    $   1,587,000
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization .....................................................     2,894,000        3,373,000
   Deferred income taxes .............................................................     1,262,000          955,000
   Equity in (earnings) losses of unconsolidated affiliates ..........................       (54,000)          77,000
   Earned stock compensation .........................................................        48,000               --
   Gains on sales of investments and other assets ....................................      (586,000)         (15,000)
 Changes in:
   Land and improvement inventories ..................................................       356,000          726,000
   Accounts receivable ...............................................................      (520,000)          90,000
   Prepaid expenses ..................................................................      (982,000)      (1,169,000)
   Income taxes receivable ...........................................................        17,000        2,071,000
   Minority interest in consolidated partnerships ....................................      (110,000)         (15,000)
   Accounts payable and tenants' deposits ............................................    (2,507,000)        (174,000)
   Accrued expenses and other liabilities ............................................      (269,000)         951,000
   Other, net ........................................................................       (60,000)         (69,000)
                                                                                        ------------    -------------
    Net cash provided by operating activities ........................................     1,592,000        8,388,000
                                                                                        ------------    -------------
Investing activities:
 Net decrease in temporary investments ...............................................     9,079,000        9,677,000
 Payments on notes receivable ........................................................     2,272,000        1,805,000
 Issuance of notes receivable ........................................................    (1,922,000)        (931,000)
 Additions to revenue-producing properties ...........................................    (1,963,000)      (1,531,000)
 Additions to property held for future development ...................................      (937,000)              --
 Proceeds from sales of capital assets ...............................................       537,000               --
 Investments in unconsolidated affiliates ............................................    (4,289,000)              --
 Return of capital from real estate partnerships .....................................       370,000          548,000
 Other, net ..........................................................................            --          188,000
                                                                                        ------------    -------------
    Net cash provided by investing activities ........................................     3,147,000        9,756,000
                                                                                        ------------    -------------
Financing activities:
 Payments on mortgage indebtedness ...................................................    (1,427,000)      (2,010,000)
 Issuance of common stock ............................................................     4,286,000               --
 Purchase of treasury stock ..........................................................            --      (12,810,000)
 Capital contributions from minority partners ........................................       147,000               --
                                                                                        ------------    -------------
    Net cash provided by (used in) financing activities ..............................     3,006,000      (14,820,000)
                                                                                        ------------    -------------
    Net increase in cash and cash equivalents ........................................     7,745,000        3,324,000
Cash and cash equivalents, beginning of period .......................................    15,968,000       14,454,000
                                                                                        ------------    -------------
Cash and cash equivalents, end of period .............................................  $ 23,713,000    $  17,778,000
                                                                                        ============    =============

          See accompanying notes to consolidated financial statements.

                     J.C. NICHOLS COMPANY AND SUBSIDIARIES


             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                            MARCH 31, 1998 AND 1997


(1) INTERIM FINANCIAL STATEMENTS

     The consolidated financial statements of J.C. Nichols Company and subsidiaries (the Company) have been prepared in accordance with the instructions to interim financial statements. To the extent that information and footnotes required by generally accepted accounting principles for complete financial statements are contained in or consistent with the audited consolidated financial statements, such information and footnotes have not been duplicated herein. The December 31, 1997 consolidated balance sheet has been derived from the audited consolidated financial statements as of that date. In the opinion of management, all adjustments, including normal recurring accruals, considered necessary for a fair presentation of financial statements have been reflected herein. The results of the interim period ended March 31, 1998 are not necessarily indicative of the results expected for the year ended December 31, 1998. Certain amounts in the consolidated financial statements have been reclassified to conform with the 1998 presentation.


(2) INCOME PER SHARE

     Basic income per share is computed using the weighted average number of common shares outstanding during each period. Diluted income per share includes the effect of all dilutive potential common shares (primarily stock options) outstanding during each period.

     The shares used in the calculation of basic and diluted income per share are shown below:



                                                                         For the Three Months
                                                                           Ended March 31,
                                                                       ------------------------
                                                                           1998        1997
                                                                       ----------- ------------
       Weighted average common shares outstanding for computation of
         basic income per share ......................................  4,571,420   4,172,560
       Stock options .................................................    167,946     125,562
                                                                        ---------   ---------
       Shares outstanding for computation of diluted income per share   4,739,366   4,298,122
                                                                        =========   =========

(3) INVESTMENT IN LIMITED LIABILITY COMPANY

     In November, 1997, the Company entered into an agreement with Kessinger/Hunter & Company, Inc. (Kessinger/ Hunter) to form a limited liability company (LLC) to provide services to previous Kessinger/Hunter clients as well as management and leasing for the Company's Kansas City area portfolio of office, industrial and retail properties, excluding the Country Club Plaza. On January 2, 1998, the Company made an initial investment in the LLC of $4,286,000, which represents a 30% equity interest. The Company has the option of increasing its equity interest to 65% by 2001. In addition, the agreement provides to the LLC a call right which enables it to purchase up to 76,530 shares of common stock of the Company at a price of $56 per share. In February, 1998, the LLC returned to the Company the $4,286,000 to permit it to exercise this call right. Accordingly, the Company issued 76,530 shares of its common stock to the LLC.

                                                                      Appendix A


                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of December 22, 1997, by and among HIGHWOODS PROPERTIES, INC. ("Highwoods"), a Maryland corporation; JACKSON ACQUISITION CORP. ("Sub"), a Maryland corporation; and J.C. Nichols Company ("JCN"), a Missouri corporation.



                                   PREAMBLE

     The respective Boards of Directors of JCN, Sub and Highwoods are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of JCN by Highwoods pursuant to the merger of JCN with and into Sub. At the effective time of such merger, the outstanding shares of the capital stock of JCN shall be converted into the right to receive shares of the common stock of Highwoods (except as provided herein). The transactions described in this Agreement are subject to the approvals of the shareholders of JCN and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                   ARTICLE 1
                       TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, JCN shall be merged with and into Sub in accordance with the provisions of Section 351.440 of the GBCL and with the effect provided in
Section 351.450 of the GBCL and in accordance with Section 3-105 of the MGCL and with the effect provided in Section 3-114 of the MGCL (the "Merger"). Sub shall be the Surviving Corporation resulting from the Merger and shall remain a wholly owned Subsidiary of Highwoods and shall continue to be governed by the Laws of the State of Maryland. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of JCN, Sub and Highwoods and by Highwoods, as the sole shareholder of Sub.

     1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the later of the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Missouri and the Articles of Merger reflecting the Merger become effective with the Department of Assessments and Taxation of the State of Maryland (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the second business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent referred to in
Section 9.1(b) hereof, and (ii) the date on which the shareholders of JCN approve this Agreement to the extent such approval is required by applicable Law; provided, however, in the event the Effective Time, as otherwise determined hereunder, would be any date within 15 business days prior to the last day of a calendar quarter, the Effective Time shall be the first business day of the next calendar quarter.

                                   ARTICLE 2
                                TERMS OF MERGER

     2.1 Charter. The Articles of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

     2.2 Bylaws. The Bylaws of Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

     2.3 Directors and Officers. The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Highwoods, JCN, Sub or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:
      (a) Each share of capital stock of Highwoods issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

      (b) Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

      (c) Subject to the rights granted in Section 3.2, each share of JCN Common Stock (including any associated JCN Rights, but excluding shares held by any JCN Entity or any Highwoods Entity, and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in Section 3.5) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.84 shares (the "Exchange Ratio") of Highwoods Common Stock (the "Per Share Stock Consideration"). Pursuant to the Highwoods Rights Agreement, each share of Highwoods Common Stock issued in connection with the Merger upon conversion of JCN Common Stock shall be accompanied by a Highwoods Right.

     3.2 Cash Election. Holders of JCN Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving Highwoods Common Stock in the Merger, in accordance with the election procedures set forth below in this Section 3.2. Holders who are to receive cash in lieu of exchanging their shares of JCN Common Stock for Highwoods Common Stock as specified below shall receive $65 per share of JCN Common Stock in cash (the "Per Share Cash Consideration"). The amount determined by multiplying $65 by the number of Dissenting Shares shall be defined herein as the "Dissenting Share Amount." The aggregate Per Share Cash Consideration to be paid in the Merger, plus the Dissenting Share Amount, shall be limited to 40% of the aggregate consideration paid in exchange for shares of JCN Common Stock and shall be defined herein as the "Cash Amount." Furthermore, in the event the aggregate Per Share Stock Consideration to be paid for the JCN Common Stock is in excess of 75% of the aggregate consideration to be paid in exchange for shares of JCN Common Stock, Highwoods shall have the option to limit the aggregate Per Share Stock Consideration to as low as 75% of such consideration (such limiting amount as may be elected by Highwoods shall be referred to as the "Maximum Share Amount") and to make a corresponding increase in the aggregate Per Share Cash Consideration. For purposes of calculating the aggregate consideration to be paid in exchange for shares of JCN Common Stock for purposes of this Section 3.2, the aggregate Per Share Stock Consideration shall be determined by using the price of Highwoods Common Stock used to calculate the Exchange Ratio in Section 3.1 hereof.

     A form for use by JCN shareholders to elect cash and to state their intent to retain Highwoods Common Stock to be received pursuant to the Merger and other appropriate and customary transmittal material (which shall specify that delivery shall be effected only upon proper delivery of the certificates theretofore representing JCN Common Stock ("Old Certificates") to an exchange agent designated by Highwoods (the "Exchange Agent")) in such form as Highwoods and JCN shall mutually agree ("Election Form") shall be mailed concurrently with the mailing of the Proxy Statement required by Section 8.1 hereof, or on such other date as Highwoods and JCN shall mutually agree ("Mailing Date") to each holder of record of

JCN Common Stock on the record date ("Record Date") for the JCN shareholders entitled to vote at the shareholders' meeting to approve the Merger as required by Section 8.1 (the "JCN Shareholders Meeting").

     Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of JCN Common Stock to elect to receive cash with respect to all or a portion of such holder's JCN Common Stock and to state an intent to retain Highwoods Common Stock to be received pursuant to the Merger.

     Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) elects to receive cash and does not dissent shall be referred to herein as the "Cash Election Shares." Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) does not elect to receive cash, states an intention to retain Highwoods Common Stock to be received pursuant to the Merger and does not dissent shall be referred to herein as "Stock Retained Shares." Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) does not elect to receive cash, does not state an intention to retain Highwoods Common Stock to be received pursuant to the Merger and does not dissent shall be referred to herein as "Stock Non-Retained Shares." Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent an effective, properly completed Election Form on or before 5:00 p.m. on the fifth business day prior to the date of the JCN Shareholders Meeting (or such other time and date as Highwoods and JCN may mutually agree) (the "Election Deadline") shall be referred to herein as "No Election Shares."

     Any of the elections set forth in the foregoing paragraph shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting a subsequent Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of JCN Common Stock represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. The Exchange Agent shall promptly notify JCN of any defect in an Election Form other than an immaterial defect disregarded in good faith by the Exchange Agent. Subject to the foregoing sentence, neither Highwoods nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

     Within three business days after the Election Deadline, Highwoods shall cause the Exchange Agent to effect the allocation among the holders of JCN Common Stock in accordance with the Election Forms, subject to the following:

      (i) Cash Elections More Than the Cash Amount. If the amount of cash that would be issued upon the conversion of the Cash Election Shares is greater than the amount by which the Cash Amount exceeds the Dissenting Share Amount (the "Maximum Cash Election Amount"), then the Exchange Agent shall convert a sufficient number of Cash Election Shares (other than Dissenting Shares) into the right to receive the Per Share Stock Consideration, which Cash Election Shares shall be selected pro rata from among all of the holders thereof, based upon the aggregate number of Cash Election Shares held by each of such holders, such that the amount of cash that will be issued in the Merger to satisfy the non-converted Cash Election Shares equals as closely as practicable the Maximum Cash Election Amount.

      (ii) Stock Elections More than Maximum Share Amount. If the value of Highwoods Common Stock that would be issued in the Merger upon conversion of all shares of JCN Common Stock other than Cash Election Shares and Dissenting Shares (whose value for purposes of this determination is presumed to be $65 per share) is greater than the Maximum Share Amount and Highwoods has elected to exercise its option to limit the aggregate Per Share Stock Consideration to an amount equal to the Maximum Share Amount, then the Exchange Agent shall:

         (1) convert a sufficient number of No Election Shares (other than Dissenting Shares) into the right to receive the Per Share Cash Consideration, which No Election Shares shall be selected pro rata from among all of the holders thereof, based upon the aggregate number of No Election Shares held by each such holder, such that the amount of Highwoods Common Stock to be issued in the Merger equals as close as practicable the Maximum Share Amount; and

         (2) to the extent that such conversion of No Election Shares does not reduce the value of Highwoods Common Stock that would be issued in the Merger to the Maximum Share Amount, convert a sufficient number of Stock Non-Retained Shares into the right to receive the Per Share Cash Consideration, which Stock Non-Retained Shares shall be selected pro rata from among all of the holders thereof, based upon the aggregate number of Stock

      Non-Retained Shares held by each such holder, such that the amount of Highwoods Common Stock to be issued in the Merger equals as close as practicable the Maximum Share Amount; and

         (3) to the extent that such conversions of the No Election Shares and Stock Non-Retained Shares does not reduce the value of Highwoods Common Stock that would be issued in the Merger to the Maximum Share Amount, convert a sufficient number of Stock Retained Shares into the right to receive the Per Share Cash Consideration, which Stock Retained Shares shall be selected pro rata from among all of the holders thereof, based upon the aggregate number of Stock Retained Shares held by each such holder, such that the amount of Highwoods Common Stock to be issued in the Merger equals as close as practicable the Maximum Share Amount.

     Highwoods shall, at least two business days prior to the date of the JCN Shareholders Meeting, communicate to JCN the aggregate allocation of stock and cash, the amount of stock and cash going to each of JCN's shareholders, and the method in which such amounts were calculated.

     3.3 Anti-Dilution Provisions. In the event Highwoods (i) changes the number of shares of Highwoods Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock; (ii) makes any distribution to its shareholders other than in the ordinary course (such as Highwoods regular quarterly dividend in an amount generally consistent with past practices, including typical annual increases); (iii) issues any Highwoods security or other right to receive any Highwoods security except upon receipt of reasonably equivalent value or pursuant to any Highwoods (or its Affiliates) stock option or other benefit plans, and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.4 Shares Held by JCN or Highwoods. Each of the shares of JCN Common Stock held by any JCN Entity or by any Highwoods Entity shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.5 Dissenting Shareholders. Any holder of shares of JCN Common Stock who perfects his dissenters' rights in accordance with and as contemplated by
Section 351.455 of the GBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCL and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of JCN fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, Highwoods shall issue and deliver the consideration to which such holder of shares of JCN Common Stock would have been entitled under this Article 3 (without interest) had such shares been No Election Shares upon surrender by such holder of the certificate or certificates representing shares of JCN Common Stock held by him. If and to the extent required by applicable Law, the Surviving Corporation will establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation. In the event that the Surviving Corporation is liquidated prior to the fulfillment of all obligations of the Surviving Corporation under this Section 3.5, such obligations shall be assumed by Highwoods.

     3.6 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of JCN Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Highwoods Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Highwoods Common Stock multiplied by the market value of one share of Highwoods Common Stock at the Effective Time. For purposes of this Section 3.6, the market value of one share of Highwoods Common Stock at the Effective Time shall be equal to the price of Highwoods Common Stock used to calculate the Exchange Ratio in Section 3.1 hereof. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

   3.7 Conversion of Stock Options.

      (a) At the Effective Time, each option or other Equity Right to purchase shares of JCN Common Stock pursuant to stock options or stock appreciation rights ("JCN Options") granted by JCN under the JCN Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Highwoods Common Stock, and Highwoods shall assume each JCN Option, in accordance with the terms of the JCN

   Stock Plan and stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Highwoods and its Compensation Committee shall be substituted for JCN and the committee of JCN's Board of Directors (including, if applicable, the entire Board of Directors of JCN) administering such JCN Stock Plan, (ii) each JCN Option assumed by Highwoods may be exercised solely for shares of Highwoods Common Stock (or cash, if so provided under the terms of such JCN Option), (iii) the number of shares of Highwoods Common Stock subject to such JCN Option shall be equal to the number of shares of JCN Common Stock subject to such JCN Option immediately prior to the Effective Time multiplied by the Exchange Ratio, (iv) the per share exercise price under each such JCN Option shall be adjusted by dividing the per share exercise price under each such JCN Option by the Exchange Ratio and rounding up to the nearest cent, (v) each JCN Option that would have become fully exercisable under a JCN Stock Plan as a result of a "change in control" will continue to be fully exercisable into shares of Highwoods Common Stock upon consummation of the Merger, and
   (vi) employment by Highwoods of a JCN employee upon consummation of the Merger will not be deemed a termination of employment by JCN that would limit such employee's rights to exercise any JCN Option under the provisions hereof. Notwithstanding the provisions of clause (iii) of the preceding sentence, Highwoods shall not be obligated to issue any fraction of a share of Highwoods Common Stock upon exercise of JCN Options and any fraction of a share of Highwoods Common Stock that otherwise would be subject to a converted JCN Option shall represent the right to receive a cash payment upon exercise of such converted JCN Option equal to the product of such fraction and the difference between the market value of one share of Highwoods Common Stock at the time of exercise of such Option and the per share exercise price of such Option. For purposes of this Section 3.7, the market value of one share of Highwoods Common Stock at the time of exercise of a JCN Option shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Highwoods) on the last trading day preceding the date of exercise. In addition, notwithstanding the provisions of clauses (iii) and
   (iv) of the first sentence of this Section 3.7, each JCN Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. Each of JCN and Highwoods agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.7, including using its reasonable efforts to obtain from each holder of a JCN Option any reasonable Consent or Contract that may be deemed reasonably necessary or advisable in order to effect the transactions contemplated by this Section 3.7. Anything in this Agreement to the contrary notwithstanding, Highwoods shall have the right, in its sole discretion, not to deliver the consideration provided in this Section 3.7 to a former holder of a JCN Option who has not delivered such Consent or Contract.

      (b) As soon as practicable after the Effective Time, Highwoods shall deliver to the participants in each JCN Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such JCN Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.7(a) after giving effect to the Merger), and Highwoods shall comply with the terms of each JCN Stock Plan to ensure, to the extent required by, and subject to the provisions of, such JCN Stock Plan, that JCN Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, Highwoods shall take all corporate action necessary to reserve for issuance sufficient shares of Highwoods Common Stock for delivery upon exercise of JCN Options assumed by it in accordance with this
   Section 3.7. As soon as practicable after the Effective Time, Highwoods shall file a registration statement on Form S3 or Form S8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Highwoods Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Highwoods shall administer the JCN Stock Plan assumed pursuant to this Section 3.7 in a manner that complies with Rule 16b3 promulgated under the 1934 Act.

      (c) All contractual restrictions or limitations on transfer with respect to JCN Common Stock awarded under the JCN Stock Plan or any other plan, program, Contract or arrangement of any JCN Entity, to the extent that such restrictions or limitations shall not have already lapsed (whether as a result of the Merger or otherwise), and except as otherwise expressly provided in such plan, program, Contract or arrangement, shall remain in full force and effect with respect to shares of Highwoods Common Stock into which such restricted stock is converted pursuant to Section 3.1.

     3.8 Extraordinary Dividend. In the event that the consolidated earnings and profits of JCN (as defined in Section 312 of the Internal Revenue Code) would otherwise exceed $20,000,000 as of the Effective Time, the directors of JCN shall take all necessary action to cause the distribution of an extraordinary dividend to the shareholders of JCN prior to the Effective

Date in such amount that as of the Effective Date such consolidated earnings and profits will be no more than $20,000,000. The amount of earnings and profits shall be determined by an earnings and profits study to be performed by either KPMG Peat Marwick or Ernst & Young, L.L.P. in consultation with the other, including an estimate for the period beginning as of the day following the date of the latest available JCN Financial Statements and ending on the probable Effective Time. In making the earnings and profits study, the interest accrued by the Company on the ESOT (as defined below) debt and the Bowser limited partnership debt shall be excluded from taxable income. The per share amount of the extraordinary dividend so distributed, if any, shall reduce the value of the JCN Common Stock in an equivalent amount, and the Per Share Stock Consideration, the Per Share Cash Consideration and the Exchange Ratio shall be proportionately adjusted, as appropriate.


                                   ARTICLE 4
                              EXCHANGE OF SHARES

   4.1 Exchange Procedures.

      (a) At or prior to the Effective Time, Highwoods shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Old Certificates for exchange in accordance with this Article IV certificates representing the shares of Highwoods Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article IV in exchange for outstanding shares of JCN Common Stock.

      (b) As promptly as practicable after the Effective Date, Highwoods shall send or cause to be sent to each former holder of record of shares of JCN Common Stock (other than Cash Election Shares, shares of JCN Common Stock held in treasury by JCN or Dissenting Shares) of JCN Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article IV. Highwoods shall cause the New Certificates into which shares of a stockholder's JCN Common Stock are converted on the Effective Date and/or any check in respect of the Per Share Cash Consideration and any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of JCN Common Stock (or indemnity reasonably satisfactory to Highwoods and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any such cash to be paid pursuant to this Article IV upon such delivery.

      (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of JCN Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (d) No dividends or other distributions with respect to Highwoods Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of JCN Common Stock converted in the Merger into shares of such Highwoods Common Stock until the holder thereof shall surrender such Old Certificate in accordance with this Article IV. After the surrender of an Old Certificate in accordance with this Article IV, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Highwoods Common Stock represented by such Old Certificates.

      (e) To the extent permitted by Law, any portion of the Exchange Fund that remains unclaimed by the stockholders of JCN for twelve months after the Effective Time shall be paid to Highwoods. Any stockholders of JCN who have not theretofore complied with this Article IV shall thereafter look only to Highwoods for payment of the shares of Highwoods Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Highwoods Common Stock deliverable in respect of each share of JCN Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

     4.2 Rights of Former JCN Shareholders. At the Effective Time, the stock transfer books of JCN shall be closed as to holders of JCN Common Stock immediately prior to the Effective Time and no transfer of JCN Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of JCN Common Stock (other than shares to be canceled pursuant to

Sections 3.4 and 3.5) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 through 3.6 in exchange therefor, subject, however, to the Surviving Corporation's obligation (or Highwoods' obligation following any liquidation of the Surviving Corporation) to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by JCN in respect of such shares of JCN Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of JCN shall be entitled to vote after the Effective Time at any meeting of Highwoods shareholders the number of whole shares of Highwoods Common Stock into which their respective shares of JCN Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for New Certificates representing Highwoods Common Stock in accordance with the provisions of this Agreement.


                                   ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF JCN

     JCN hereby represents and warrants to Highwoods as follows:

     5.1 Organization, Standing, and Power. JCN is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Missouri, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. JCN is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have a JCN Material Adverse Effect. The minute book and other organizational documents for JCN have been made available to Highwoods for its review and, except as disclosed in
Section 5.1 of the JCN Disclosure Memorandum, are complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

   5.2 Authority of JCN; No Breach By Agreement.

      (a) JCN has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of JCN, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of JCN Common Stock, which is the only vote of JCN shareholders required for approval of this Agreement and consummation of the Merger by JCN. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of JCN, enforceable against JCN in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

      (b) Neither the execution and delivery of this Agreement by JCN, nor the consummation by JCN of the transactions contemplated hereby, nor compliance by JCN with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of JCN's Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any JCN Subsidiary or any resolution adopted by the board of directors or the shareholders of any JCN Entity, or (ii) except as disclosed in Section 5.2 of the JCN Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any JCN Entity under, any Contract or Permit of any JCN Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) and 9.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any JCN Entity or any of their respective material Assets.

      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by JCN of the Merger and the other transactions contemplated in this Agreement.

   5.3 Capital Stock.

      (a) The authorized capital stock of JCN consists of (i) 10,000,000 shares of JCN Common Stock, of which 4,529,357 shares are issued and outstanding as of the date of this Agreement and not more than 4,857,387 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of JCN are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCL. None of the outstanding shares of capital stock of JCN has been issued in violation of any preemptive rights of the current or past shareholders of JCN.

      (b) Except as set forth in Section 5.3(a), or as set forth in the Call Right granted to KH/JCN LLC, or as disclosed in Section 5.3(b) of the JCN Disclosure Memorandum, there are no shares of capital stock or other equity securities of JCN outstanding and no outstanding Equity Rights relating to the capital stock of JCN.

     5.4 JCN Subsidiaries. JCN has disclosed in Section 5.4 of the JCN Disclosure Memorandum all of the JCN Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the JCN Subsidiaries that are general or limited partnerships, limited liability companies, or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the JCN Disclosure Memorandum, JCN or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each JCN Subsidiary. No capital stock (or other equity interest) of any JCN Subsidiary is or may become required to be issued (other than to another JCN Entity) by reason of any Equity Rights, and there are no Contracts by which any JCN Subsidiary is bound to issue (other than to another JCN Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any JCN Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any JCN Subsidiary (other than to another JCN Entity). There are no Contracts relating to the rights of any JCN Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any JCN Subsidiary. All of the shares of capital stock (or other equity interests) of each JCN Subsidiary held by a JCN Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the JCN Entity free and clear of any Lien. Except as disclosed in Section 5.4 of the JCN Disclosure Memorandum, each JCN Subsidiary is a corporation, and each JCN Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each JCN Subsidiary is duly qualified or licensed to transact business as a foreign corporation or organization, as the case may be, in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect. The minute book and other organizational documents for each JCN Subsidiary have been made available to Highwoods for its review, and, except as disclosed in Section 5.4 of the JCN Disclosure Memorandum, are complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof; provided, however, that for purposes of this sentence all representations relating to the period prior to January 1, 1996, are based solely on the Knowledge of JCN.

   5.5 SEC Filings; Financial Statements.

      (a) JCN has timely filed and made available to Highwoods all SEC Documents required to be filed by JCN since November 30, 1996 (the "JCN SEC Reports"). The JCN SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such JCN SEC Reports or necessary in order to make the statements in such JCN SEC Reports, in light of the circumstances under which they were made, not misleading. No JCN Subsidiary is required to file any SEC Documents.

      (b) Each of the JCN Financial Statements (including, in each case, any related notes) contained in the JCN SEC Reports, including any JCN SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form

   10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of JCN and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     5.6 Absence of Undisclosed Liabilities. Except as set forth in Section 5.6 of the JCN Disclosure Memorandum, no JCN Entity has any Liabilities that are reasonably likely to have a JCN Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of JCN as of September 30, 1997 or December 31, 1996, included in the JCN Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto.

     5.7 Absence of Certain Changes or Events. Since December 31, 1996, except as disclosed in the JCN Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the JCN Disclosure Memorandum, there have been no events, changes, or occurrences which have had, or are reasonably likely to have a JCN Material Adverse Effect.

   5.8 Tax Matters.

      (a) To the Knowledge of JCN, no Tax Return is or has been delinquent and, except as set forth in Section 5.8 of the JCN Disclosure Memorandum, all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the JCN Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the JCN Disclosure Memorandum. The statute of limitations on JCN's federal income Tax Returns have run for all periods prior to December 31, 1987. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the JCN Entities, except for any such Liens which are not reasonably likely to have a JCN Material Adverse Effect.

      (b) Except as may result from the extension of JCN's federal income Tax Returns described in Section 5.8 of the JCN Disclosure Memorandum or from of an adjustment by the Internal Revenue Service of JCN's income, none of the JCN Entities has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due to any State taxing authority that is currently in effect.

      (c) Except as set forth in Section 5.8 of the JCN Disclosure Memorandum, the provision for any Taxes due or to become due for any of the JCN Entities for the period or periods through and including the date of the respective JCN Financial Statements that has been made and is reflected on such JCN Financial Statements is sufficient to cover all such Taxes.

      (d) Except as set forth in Section 5.8 of the JCN Disclosure Memorandum, deferred taxes of the JCN Entities have been provided for in accordance with GAAP.

      (e) None of the JCN Entities is a party to any Tax allocation or sharing agreement, none of the JCN Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was JCN), and none of the JCN Entities has any Liability for Taxes of any Person (other than JCN and its Subsidiaries) under Treasury Regulation Section 1.15026 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

      (f) Each of the JCN Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect.

      (g) Except as disclosed in Section 5.8 of the JCN Disclosure Memorandum, none of the JCN Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

      (h) Except as disclosed in Section 5.8 of the JCN Disclosure Memorandum, there has not been an ownership change, as defined in Internal Revenue Code
   Section 382(g), of the JCN Entities that occurred during or after any taxable period in which the JCN Entities incurred a net operating loss that carries over to any taxable period ending after December 31, 1996.

      (i) No JCN Entity has or has had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

   5.9 Assets.

      (a) Except as disclosed in Section 5.9 or 5.14 of the JCN Disclosure Memorandum, or as disclosed or reserved against in the JCN Financial Statement, the JCN Entities have good and marketable title, free and clear of all Liens to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a JCN Material Adverse Effect. All material personal property used in the business of the JCN Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with such entities past practices.

      (b) None of the JCN Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policy of insurance will be substantially increased. Except as set forth in Section 5.9 of the JCN Disclosure Memorandum, there are presently no claims for amounts exceeding in any individual case $50,000 pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any JCN Entity under such policies.

      (c) JCN will make available to Highwoods a true and correct copy of all Leases.

      (d) Except as set forth in Section 5.9 of the JCN Disclosure Memorandum and except for such matters which would not reasonably be expected to have a JCN Material Adverse Effect, as of the last day of the calendar month immediately preceding the date hereof, no tenant under any of the Leases has asserted any claim of which JCN or any Subsidiary has received written notice which would materially affect the collection of rent from such tenant and neither JCN nor any JCN Subsidiary has received written notice of any material default or breach on the part of JCN or any Subsidiary under any of the Leases which has not been cured.

      (e) Section 5.9 of the JCN Disclosure Memorandum sets forth all space leases under which JCN or any JCN Subsidiary is a lessee (except where the underlying real property is owned by JCN). True and correct copies of such leases have been delivered or made available to Highwoods.

   5.10 Environmental Matters.

      (a) Each JCN Entity, its Operating Properties and, to the Knowledge of JCN, its Participation Facilities are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect.

      (b) There is no Litigation pending or, to the Knowledge of JCN, threatened before any court, governmental agency, or authority or other forum in which any JCN Entity or any of its Operating Properties or Participation Facilities (or JCN in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any JCN Entity or any of its Operating Properties or Participation Facilities, except such as is not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect.

      (c) During the period of (i) any JCN Entity's ownership or operation of any of their respective current properties, (ii)any JCN Entity's participation in the management of any Participation Facility, or (iii) any JCN Entity's holding of a security interest in an Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect. To the Knowledge of JCN, prior to the period of (i) any JCN Entity's ownership or operation of any of their respective current properties, (ii) any JCN Entity's participation in the management of any Participation Facility, or
   (iii) any JCN Entity's holding of a security interest in an Operating Property, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect.

     5.11 Compliance with Laws. Each JCN Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have a JCN Material Adverse Effect. Except as disclosed in Section 5.11 of the JCN Disclosure Memorandum, none of the JCN Entities:

      (a) is in Default under any of the provisions of its Certificate of Incorporation or Bylaws (or other governing instruments);

      (b) is in Default under any Laws, Orders, or Permits applicable to its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect; or

      (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any JCN Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have a JCN Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have a JCN Material Adverse Effect, or (iii) requiring any JCN Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business.

     Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Highwoods.

     5.12 Labor Relations. No JCN Entity is the subject of any Litigation asserting that it or any other JCN Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other JCN Entity to bargain with any labor organization as to wages or conditions of employment, nor, except as disclosed in Section 5.12 of the JCN Disclosure Memorandum, is any JCN Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any JCN Entity, pending or, to the Knowledge of JCN, threatened, or to the Knowledge of JCN, is there any activity involving any JCN Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

   5.13 Employee Benefit Plans.

      (a) JCN has disclosed in Section 5.13 of the JCN Disclosure Memorandum, and has delivered or made available to Highwoods prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any JCN Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "JCN Benefit Plans"). Any of the JCN Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "JCN ERISA Plan." Each JCN ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "JCN Pension Plan." Except as disclosed in Section 5.13 of the JCN Disclosure Memorandum, no JCN Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

      (b) Except as disclosed in Section 5.13 of the JCN Disclosure Memorandum, all JCN Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have a JCN Material Adverse Effect. Each JCN ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and JCN is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of JCN, no JCN Entity has engaged in a transaction with respect to any JCN Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any JCN Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

      (c) Except as disclosed in Section 5.13 of the JCN Disclosure Memorandum, no JCN Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any JCN
   Pension Plan, (ii) no change in the actuarial assumptions with respect to any JCN Pension Plan, and (iii) no increase in benefits under any JCN Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have a JCN Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any JCN Pension Plan nor any "single-employer plan," within the meaning of
   Section 4001(a)(15) of ERISA, currently or formerly maintained by any JCN Entity, or the single-employer plan of any entity which is considered one employer with JCN under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of
   ERISA, which is reasonably likely to have a JCN Material Adverse Effect. No JCN Entity has provided, or is required to provide, security to a JCN Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

      (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any JCN Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a JCN Material Adverse Effect. No JCN Entity has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a JCN Material Adverse Effect. No notice of a "reportable event," within the meaning of
   Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any JCN Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

      (e) Except as disclosed in Section 5.13 of the JCN Disclosure Memorandum, no JCN Entity has any Liability for retiree health and life benefits under any of the JCN Benefit Plans and there are no restrictions on the rights of such JCN Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability.

      (f) Except as disclosed in Section 5.13 of the JCN Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any JCN Entity from any JCN Entity under any JCN Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any JCN Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

      (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any JCN Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the JCN Financial Statements to the extent required by and in accordance with GAAP.

     5.14 Material Contracts. Except as disclosed in Section 5.14 of the JCN Disclosure Memorandum or otherwise reflected in the JCN Financial Statements, none of the JCN Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any JCN Entity or the guarantee by any JCN Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which materially prohibits or restricts any JCN Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, other than restrictions in Leases intended to protect certain tenant interests, all of which restrictions are normal and customary in the business of JCN, (iv) any Material Contract between or among JCN Entities, (v) any Material Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and "shrink-wrap" software licenses), (vi) any Contract relating to the provision of data processing, network communication, or other technical services to or by any JCN Entity, (vii) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), (viii) any Material Contract for property management or property operations, and (ix) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by JCN with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 5.9 and 5.13(a), the "JCN Contracts"). With respect to each JCN Contract and except as disclosed in Section 5.14 of the JCN Disclosure
Memorandum: (i) the Contract is in full force and effect; (ii) no JCN Entity is in Default thereunder, other than Defaults which are not reasonably likely to have a JCN Material Adverse Effect;

(iii) no JCN Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract, to the Knowledge of JCN, is, in Default in any respect, other than Defaults which are not reasonably likely to have a JCN Material Adverse Effect, or has repudiated or waived any material provision thereunder.

     5.15 Legal Proceedings. Except as disclosed in Section 5.15 of the JCN Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of JCN, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any JCN Entity, or against any director, employee or employee benefit plan of any JCN Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have a JCN Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any JCN Entity, that are reasonably likely to have a JCN Material Adverse Effect. Section 5.15 of the JCN Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any JCN Entity is a party and which names a JCN Entity as a defendant or cross-defendant or for which any JCN Entity has any potential uninsured Liability in excess of $50,000.

     5.16 Reports. Since January 1, 1993, or the date of organization if later, each JCN Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities, except for those which the failure to file are not reasonably likely to have a JCN Material Adverse Effect). To the Knowledge of JCN, as of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except for those untrue statements or omissions not reasonably expected to have a JCN Material Adverse Effect.

     5.17 Statements True and Correct. No certificate or instrument furnished by any JCN Entity or any officer, director or employee thereof to Highwoods pursuant to this Agreement or pursuant to any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any JCN Entity or any officer, director or employee thereof for inclusion in the Registration Statement to be filed by Highwoods with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any JCN Entity or any officer, director or employee thereof for inclusion in the Proxy Statement to be mailed to JCN's shareholders in connection with the JCN Shareholders Meeting, and any other documents to be filed by a JCN Entity or any officer, director or employee thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of JCN, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the JCN Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the JCN Shareholders Meeting. All documents that any JCN Entity is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.18 Tax and Regulatory Matters. No JCN Entity or any officer or director thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b).

     5.19 State Takeover Laws. Each JCN Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or, if necessary, to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Section 351.459 of the GBCL.

     5.20 Charter Provisions. Each JCN Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any JCN Entity or restrict or impair the ability of Highwoods or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any JCN Entity that may be directly or indirectly acquired or controlled by them.

     5.21 Rights Agreement. JCN has taken all necessary action (including, if required, redeeming all of the outstanding JCN Rights or amending or terminating the JCN Rights Agreement) so that the entering into of this Agreement, the acquisition of shares pursuant to the consummation of the Merger and the other transactions contemplated hereby do not and will not result in any Person becoming able to exercise any JCN Rights under the JCN Rights Agreement or enabling or requiring the JCN Rights to be separated from the shares of JCN Common Stock to which they are attached or to be triggered or to become exercisable.

     5.22 Opinion of Financial Advisor. JCN has received the opinion of Morgan Stanley, Dean Witter, Discover & Co., dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of JCN Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Highwoods.

     5.23 Board Recommendation. The Board of Directors of JCN, at a meeting duly called and held, has validly adopted resolutions (which resolutions have not been withdrawn or revoked) stating that the Board of Directors of JCN has
(i) determined that this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of JCN Common Stock approve this Agreement.


                                   ARTICLE 6
                  REPRESENTATIONS AND WARRANTIES OF HIGHWOODS

      Highwoods hereby represents and warrants to JCN as follows:

     6.1 Organization, Standing, and Power. Highwoods is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Maryland, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Highwoods is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Highwoods Material Adverse Effect.

   6.2 Authority; No Breach By Agreement.

      (a) Highwoods has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Highwoods. This Agreement represents a legal, valid, and binding obligation of Highwoods, enforceable against Highwoods in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

      (b) Neither the execution and delivery of this Agreement by Highwoods, nor the consummation by Highwoods of the transactions contemplated hereby, nor compliance by Highwoods with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Highwoods' Amended and Restated Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Highwoods Entity under, any Contract or Permit of any Highwoods Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have a Highwoods Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Highwoods Entity or any of their respective material Assets (including any Highwoods Entity or any JCN Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Highwoods Entity or any JCN Entity being reassessed or revalued by any taxing authority).

      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have a Highwoods Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Highwoods of the Merger and the other transactions contemplated in this Agreement.

   6.3 Capital Stock.

      (a) The authorized capital stock of Highwoods consists of (i) 100,000,000 shares of Highwoods Common Stock, of which 37,948,435 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of Highwoods Preferred Stock, of which 7,025,000 shares are issued and outstanding. All of the issued and outstanding shares of Highwoods Capital Stock are, and all of the shares of Highwoods Common Stock to be issued in exchange for shares of JCN Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the MGCL. None of the outstanding shares of Highwoods Capital Stock has been, and none of the shares of Highwoods Common Stock to be issued in exchange for shares of JCN Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Highwoods.

      (b) Except as set forth in Section 6.3(a), or as provided pursuant to the Highwoods Stock Plans or the Highwoods Rights Agreement, or as disclosed in
   Section 6.3 of the Highwoods Disclosure Memorandum, there are no shares of capital stock or other equity securities of Highwoods outstanding and no outstanding Equity Rights relating to the capital stock of Highwoods.

     6.4 Highwoods Subsidiaries. Highwoods has disclosed in Section 6.4 of the Highwoods Disclosure Memorandum all of the Highwoods Subsidiaries as of the date of this Agreement that are corporations (identifying its jurisdiction of incorporation and percentage ownership interest represented by such share ownership) and all of the Highwoods Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized and the amount and nature of the ownership interest therein). Except as disclosed in Section 6.4 of the Highwoods Disclosure Memorandum, Highwoods and/or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Highwoods Subsidiary. No capital stock (or other equity interest) of any Highwoods Subsidiary are or may become required to be issued (other than to another Highwoods Entity) by reason of any Equity Rights, and there are no Contracts (except for property acquisition contracts utilizing the issuance of partnership interests in Highwoods/ Forsyth Limited Partnership and for which the partnership is receiving reasonable equivalent value or as otherwise disclosed in Section 6.13 of the Highwoods Disclosure Memorandum) by which any Highwoods Subsidiary is bound to issue (other than to another Highwoods Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Highwoods Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Highwoods Subsidiary (other than to another Highwoods Entity). There are no Contracts relating to the rights of any Highwoods Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Highwoods Subsidiary. All of the shares of capital stock (or other equity interests) of each Highwoods Subsidiary held by a Highwoods Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Highwoods Entity free and clear of any Lien. Except as disclosed in Section 6.4 of the Highwoods Disclosure Memorandum), each Highwoods Subsidiary is a corporation, and each Highwoods Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Highwoods Subsidiary is duly qualified or licensed to transact business as a foreign corporation or organization, as the case may be, is in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have a Highwoods Material Adverse Effect.

   6.5 SEC Filings; Financial Statements.

      (a) Highwoods and Highwoods/Forsyth Limited Partnership has timely filed and made available to JCN all SEC Documents required to be filed by Highwoods or Highwoods/Forsyth Limited Partnership since June 14, 1994 (the "Highwoods SEC Reports"). The Highwoods SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Highwoods SEC Reports or necessary in order to make the statements in such Highwoods SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Highwoods/Forsyth Limited Partnership, no Highwoods Subsidiary is required to file any SEC Documents.


      (b) Each of the Highwoods Financial Statements (including, in each case, any related notes) contained in the Highwoods SEC Reports, including any Highwoods SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Highwoods and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. No Highwoods Entity has any Liabilities that are reasonably likely to have a Highwoods Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Highwoods as of September 30, 1997 or December 31, 1996, included in the Highwoods Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto.

     6.7 Absence of Certain Changes or Events. Since December 31, 1996, except as disclosed in the Highwoods Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.7 of the Highwoods Disclosure Memorandum, there have been no events, changes or occurrences which have had, or are reasonably likely to have a Highwoods Material Adverse Effect.

   6.8 Tax Matters.

      (a) All Tax Returns required to be filed by or on behalf of any of the Highwoods Entities have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before September 30, 1997, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate in all material. All Taxes shown on filed Tax Returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have a Highwoods Material Adverse Effect, except as reserved against in the Highwoods Financial Statements or as disclosed in Section 6.8 of the Highwoods Disclosure Memorandum.

      (b) Highwoods, based on its current and intended method of operation, meets the requirements for qualification as a REIT under Sections 856-860 of the Internal Revenue Code.

     6.9 Assets. Except as disclosed in Section 6.9 of the Highwoods Disclosure Memorandum or as disclosed or reserved against in the Highwoods Financial Statements, the Highwoods Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Highwoods Material Adverse Effect. All Material personal properties used in the businesses of the Highwoods Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Highwoods' past practices.

   6.10 Environmental Matters.

      (a) Each Highwoods Entity, its Operating Properties, and, to the Knowledge of Highwoods, its Participating Facilities are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have a Highwoods Material Adverse Effect.

      (b) There is no Litigation pending or, to the Knowledge of Highwoods, threatened before any court, governmental agency, or authority or other forum in which any Highwoods Entity or any of its Operating Properties or Participation Facilities (or Highwoods in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Highwoods Entity or any of its Operating Properties or Participation Facilities, except such as is not reasonably likely to have a Highwoods Material Adverse Effect.

      (c) During the period of (i) any Highwoods Entity's ownership or operation of any of their respective current properties, (ii) any Highwoods Entity's participation in the management of any Participation Facility, or
   (iii) any Highwoods Entity's holding of a security interest in an Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have a Highwoods Material Adverse Effect. To the Knowledge of Highwoods, prior to the period of (i) any Highwoods Entity's ownership or operation of any of their respective current properties, (ii) any Highwoods Entity's participation in the management of any Participation Facility, or
   (iii) any Highwoods Entity's holding of a security interest in an Operating Property, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have a Highwoods Material Adverse Effect.

     6.11 Compliance with Laws. Each Highwoods Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have a Highwoods Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have a Highwoods Material Adverse Effect. Except as disclosed in Section 6.11 of the Highwoods Disclosure Memorandum, none of the Highwoods Entities:

      (a) is in Default under its Amended and Restated Articles of Incorporation or Bylaws (or other governing instruments); or

      (b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a Highwoods Material Adverse Effect; or

      (c) since January 1, 1993, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Highwoods Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have a Highwoods Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have a Highwoods Material Adverse Effect, or (iii) requiring any Highwoods Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

     6.12 Labor Relations. No Highwoods Entity is the subject of any Litigation asserting that it or any other Highwoods Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Highwoods Entity to bargain with any labor organization as to wages or conditions of employment, nor is any Highwoods Entity party to any collective bargaining agreement, nor is there any strike or other labor dispute involving any Highwoods Entity, pending or threatened, or to the Knowledge of Highwoods, is there any activity involving any Highwoods Entity's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

   6.13 Employee Benefit Plans.

      (a) Highwoods has disclosed in Section 6.13 of the Highwoods Disclosure Memorandum, and has delivered or made available to JCN prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Highwoods Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Highwoods Benefit Plans"). Any of the Highwoods Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Highwoods ERISA Plan." Each Highwoods ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue

   Code) is referred to herein as a "Highwoods Pension Plan." No Highwoods Pension Plan is or has been a multiemployer plan within the meaning of
   Section 3(37) of ERISA.

      (b) All Highwoods Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have a Highwoods Material Adverse Effect. Each Highwoods ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Highwoods is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of Highwoods, no Highwoods Entity has engaged in a transaction with respect to any Highwoods Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Highwoods Entity to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

      (c) No Highwoods Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Highwoods Pension Plan, (ii) no change in the actuarial assumptions with respect to any Highwoods Pension Plan, and (iii) no increase in benefits under any Highwoods Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have a Highwoods Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Highwoods Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Highwoods Entity, or the single-employer plan of any entity which is considered an ERISA Affiliate of Highwoods has an "accumulated funding deficiency" within the meaning of
   Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Highwoods Material Adverse Effect. No Highwoods Entity has provided, or is required to provide, security to a Highwoods Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

      (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Highwoods Entity with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Highwoods Material Adverse Effect. No Highwoods Entity has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Highwoods Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Highwoods Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

      (e) Except as disclosed in Section 6.13 of the Highwoods Disclosure Memorandum, no Highwoods Entity has any Liability for retiree health and life benefits under any of the Highwoods Benefit Plans and there are no restrictions on the rights of such Highwoods Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability.

      (f) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Highwoods Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Highwoods Financial Statements to the extent required by and in accordance with GAAP.

     6.14 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Highwoods, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Highwoods Entity, or against any director, employee or employee benefit plan of any Highwoods Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have a Highwoods Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Highwoods Entity, that are reasonably likely to have a Highwoods Material Adverse Effect.

     6.15 Reports. Since January 1, 1993, or the date of organization if later, each Highwoods Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities except for those which the failure to file are not reasonably likely to have a Highwoods Material Adverse Effect). To the Knowledge of Highwoods, as of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws.

As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except for those untrue statements or omissions not reasonably expected to have a Highwoods Material Adverse Effect.

     6.16 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any Highwoods Entity or any Affiliate thereof to JCN pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Highwoods Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Highwoods with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Highwoods Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to JCN's shareholders in connection with the JCN Shareholders Meeting, and any other documents to be filed by any Highwoods Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of JCN, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the JCN Shareholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the JCN Shareholders Meeting. All documents that any Highwoods Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.17 Authority of Sub. Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland as a wholly owned Subsidiary of Highwoods. The authorized capital stock of Sub consists of 1,000 shares of Sub Common Stock, all of which is validly issued and outstanding, fully paid and nonassessable and is owned by Highwoods free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     6.18 Tax and Regulatory Matters. No Highwoods Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b).

     6.19 Rights Agreement. Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the Highwoods Rights Agreement (other than as contemplated by Section 3.1) or enable or require the Highwoods Rights to be exercised, distributed or triggered.


                                   ARTICLE 7
                   CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of JCN. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Highwoods shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in the capital budget for JCN as detailed in Section 7.1 of the JCN Disclosure Memorandum, JCN shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, (c) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, and (d) aggressively take such actions as may reasonably be necessary to prevent any violation of Law by any Person suggesting a competing Acquisition Proposal without first obtaining the endorsement of the JCN Board of Directors for such Acquisition Proposal.

     7.2 Negative Covenants of JCN. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Highwoods shall have been obtained, and except as otherwise expressly contemplated herein, JCN covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

      (a) amend the Certificate of Incorporation, Bylaws or other governing instruments of any JCN Entity; or

      (b) other than as provided in Section 7.2(b) of the JCN Disclosure Memorandum, incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a JCN Entity to another JCN Entity) in excess of an aggregate of $250,000 (for the JCN Entities on a consolidated basis) except in the ordinary course of the business of JCN Subsidiaries consistent with past practices, or impose, or suffer the imposition, on any Asset of any JCN Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the JCN Disclosure Memorandum); or

      (c) repurchase, redeem, or otherwise acquire or exchange (other than in settlement of obligations then owed by the ESOT (as defined below) to JCN as reasonably approved by Highwoods and other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any JCN Entity, or declare or pay any dividend or make any other distribution in respect of JCN's capital stock; or

      (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof or as disclosed in Section 7.2(d) of the JCN Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of JCN Common Stock or any other capital stock of any JCN Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

      (e) except as provided in Section 7.2(e) of the JCN Disclosure Memorandum, adjust, split, combine or reclassify any capital stock of any JCN Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of JCN Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any JCN Subsidiary (unless any such shares of stock are sold or otherwise transferred to another JCN Entity) or (y) any Asset having a book value or gross lease value (with respect to any new Lease of a JCN Property) in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

      (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned JCN Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

      (g) grant any increase in compensation or benefits to the employees or officers of any JCN Entity, except in accordance with past practice disclosed in Section 7.2(g) of the JCN Disclosure Memorandum and as reasonably approved by Highwoods or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in
   Section 7.2(g) of the JCN Disclosure Memorandum; enter into or amend any severance agreements with officers of any JCN Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any JCN Entity except in accordance with past practice disclosed in Section 7.2(g) of the JCN Disclosure Memorandum; or

      (h) enter into or amend any employment Contract between any JCN Entity and any Person (unless such amendment is required by Law) that the JCN Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

      (i) except as provided in Section 7.2(i) of the JCN Disclosure Memorandum, adopt any new employee benefit plan of any JCN Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any JCN Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

      (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

      (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any JCN Entity for material money damages or restrictions upon the operations of any JCN Entity without first providing notice thereof to Highwoods and obtaining Highwoods consent, which consent shall not be unreasonably withheld; or

      (l) make any payments or accommodations to the Employee Stock Ownership Trust of the J.C. Nichols Company ("ESOT") or any other shareholder relating directly or indirectly to any of the costs, expenses or other charges (including break-up fees owed to any third-party) of the ESOT or any other shareholder related to or arising out of directly or indirectly any of the transactions contemplated by this Agreement without first obtaining Highwoods consent; or

      (m) without first providing notice thereof to Highwoods and obtaining Highwoods consent, which consent shall not be unreasonably withheld and, except in the ordinary course of business, enter into, modify, amend or terminate any material Contract (including any loan Contract with an unpaid balance exceeding $50,000) or waive, release, compromise or assign any material rights or claims.

     7.3 Covenants of Highwoods. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of JCN shall have been obtained, and except as otherwise expressly contemplated herein, Highwoods covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to continue it to meet the requirements for qualification as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and to enhance the long-term value of the Highwoods Common Stock and the business prospects of the Highwoods Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the Highwoods Entities' core businesses and goodwill with their respective employees and the communities they serve, (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of
Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Highwoods Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Highwoods, desirable in the conduct of the business of Highwoods and its Subsidiaries. Highwoods further covenants and agrees that it will not, without the prior written consent of JCN, which consent shall not be unreasonably withheld, amend the Amended and Restated Articles of Incorporation or Bylaws of Highwoods, in each case, in any manner adverse to the holders of JCN Common Stock as compared to rights of holders of Highwoods Common Stock generally as of the date of this Agreement. Highwoods shall take all action necessary under the MGCL prior to the Effective Time for Sub to enter into and consummate the transactions contemplated hereunder, including the Merger.

   7.4 Adverse Changes in Condition.

      (a) Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a JCN Material Adverse Effect or a Highwoods Material Adverse Effect, as applicable, or
   (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

      (b) Unless JCN, based upon the advice of tax counsel, is reasonably satisfied that JCN shareholders receiving only Highwoods Common Stock in the Merger will incur no income tax liability as a result of the Merger, the parties shall develop a mutually acceptable plan that carries out as nearly as possible the economic results provided herein without resulting in income tax liability for JCN shareholders receiving only Highwoods Common Stock.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as reasonably practicable after execution of this Agreement, Highwoods shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Highwoods Common Stock upon consummation of the Merger. JCN shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Highwoods may reasonably request in connection with such action. JCN shall call the JCN Shareholders Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the JCN Shareholders Meeting, (i) JCN shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of JCN shall recommend to its shareholders the approval of the matters submitted for approval (subject to the Board of Directors of JCN, after having consulted with outside counsel, reasonably determining in good faith that the making of such recommendation, or the failure to withdraw or modify its recommendation, would be inconsistent with the fiduciary duties of the members of such Board of Directors to JCN's shareholders under applicable law), and (iv) the Board of Directors and officers of JCN shall use their reasonable efforts to obtain such shareholders' approval (subject to the Board of Directors of JCN, after having consulted with outside counsel, reasonably determining in good faith the taking of such actions would be inconsistent with the fiduciary duties of the members of such Board of Directors to JCN's shareholders under applicable law). Highwoods and JCN shall make all necessary filings with respect to the Merger under the Securities Laws.

     8.2 Exchange Listing. Highwoods shall cause to be listed, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of Highwoods Common Stock to be issued to the holders of JCN Common Stock pursuant to the Merger, and Highwoods shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

     8.3 Applications; Antitrust Notification. Highwoods shall promptly prepare and file, and JCN shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. To the extent required by the HSR Act, each of the Parties will promptly file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby. The Parties agree that the consummation of the Merger does not require any filings or approvals under the HSR Act.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Sub shall execute and file the Articles of Merger with the Secretary of State of the State of Missouri and the Articles of Merger with the Department of Assessment and Taxation of the State of Maryland in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

   8.6 Investigation and Confidentiality.

      (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

      (b) In addition to the Parties' respective obligations under the Confidentiality Agreement, which is hereby reaffirmed and adopted, and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

      (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a JCN Material Adverse Effect or a Highwoods Material Adverse Effect, as applicable. Each party hereby represents and warrants that it knows of no such fact or occurrence as of the date of this Agreement.

     8.7 Press Releases. Prior to the Effective Time, JCN and Highwoods shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

   8.8 Certain Actions.

      (a) Except with respect to this Agreement and the transactions contemplated hereby, no JCN Entity nor any officer or director thereof nor any Representatives thereof retained by any JCN Entity shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent the Board of Directors of JCN, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to take such actions would constitute a breach of fiduciary duties of the members of such Board of Directors to JCN's shareholders under applicable law, no JCN Entity or any officer or director or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal. JCN may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by outside counsel. JCN shall promptly advise Highwoods following the receipt of any Acquisition Proposal or any inquiry concerning a possible Acquisition Proposal and the details thereof, and advise Highwoods of any developments with respect to such Acquisition Proposal or inquiry promptly upon the occurrence thereof. JCN shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) use its reasonable efforts to cause all of its Affiliates and Representatives not to engage in any of the foregoing. JCN also agrees to take reasonable efforts to prevent any employee of any JCN Entity from committing any of the foregoing acts.

      (b) During the period from the date of this Agreement through the Effective Time (or earlier termination hereof), none of the JCN Entities shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party. During such period, the JCN Entities shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of any such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for or as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes, including obtaining letters or other written instruments evidencing investment intent from the requisite number of JCN Shareholders.

     8.10 State Takeover Laws. Each JCN Entity shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law, including Section 351.459 of the GBCL.

     8.11 Charter Provisions. Each JCN Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws or other governing instruments of any JCN Entity or restrict or impair the ability of Highwoods or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any JCN Entity that may be directly or indirectly acquired or controlled by them.

     8.12 Agreement of Affiliates. JCN has disclosed in Section 8.12 of the JCN Disclosure Memorandum all Persons it reasonably believes are an "affiliate" of JCN for purposes of Rule 145 under the 1933 Act. JCN shall use its reasonable efforts to cause each such Person to deliver to Highwoods not later than 30 days prior to the Effective Time, a written agreement providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Highwoods Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Highwoods shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Highwoods Common Stock by such affiliates who do not enter into such written agreements.

     8.13 Employee Benefits and Contracts. Following the Effective Time, Highwoods shall provide generally to officers and employees of the JCN Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Highwoods Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Highwoods Entities to their similarly situated officers and employees. For purposes of participation, vesting and (except in the case of Highwoods retirement plans) benefit accrual under Highwoods' employee benefit plans, the service of the employees of the JCN Entities prior to the Effective Time shall be treated as service with a Highwoods Entity participating in such employee benefit plans. Highwoods also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.13 of the JCN Disclosure Memorandum to Highwoods between any JCN Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the JCN Benefit Plans.

   8.14 Indemnification.

      (a) For a period of six years after the Effective Time, Highwoods shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the JCN Entities (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions arising out of the Indemnified Party's service or services as directors, officers, employees or agents of any JCN Entity or, at any JCN Entity's request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under Missouri Law and by the Certificate of Incorporation and Bylaws and any other organizational instruments of the applicable JCN Entity as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Highwoods Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Highwoods and the Indemnified Party.

      (b) Highwoods shall, or shall cause the Surviving Corporation to, use its reasonable efforts (and JCN shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective

   Time JCN's existing directors' and officers' liability insurance policy (provided that Highwoods may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of JCN given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Highwoods nor the Surviving Corporation shall be obligated to make aggregate premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to JCN's directors and officers, 200% of the annual premium payments on JCN's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Highwoods shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

      (c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify Highwoods thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Highwoods or the Surviving Corporation shall have the right (but only subsequent to the Effective Time) to assume the defense thereof and neither Highwoods nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Highwoods or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Highwoods or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Highwoods or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Highwoods and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction,
   (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) neither Highwoods nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided further that neither Highwoods nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

      (d) If Highwoods or the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Highwoods or the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

      (e) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

     8.15 Tenant Estoppels. JCN shall endeavor to use reasonable commercial efforts to obtain prior to the Effective Date, tenant estoppel certificates for the 100 largest Leases (based on gross rental payments) with respect to the JCN Properties in form reasonably acceptable to Highwoods.

     8.16 Maintenance of Organizational Structure. Highwoods acknowledges that its present operating structure enables a level of operational flexibility that facilitates the growth of Highwoods and its business. Highwoods shall not alter its current operating structure in any material respect, except to the extent the Board of Directors of Highwoods determines in good faith that such alteration is in the best interests of the shareholders of Highwoods.

     8.17 Maintenance of Plaza Redevelopment Plan. Highwoods acknowledges the economic and social significance of the Country Club Plaza district (the "Plaza") to Kansas City, Missouri and surrounding communities, and further acknowledges the importance of the development and redevelopment of the Plaza by the JCN Entities. From and after the Effective Time, Highwoods shall continue to pursue each portion of the Plaza redevelopment plan unless the economics of any single portion of the redevelopment plan, or changes in circumstances beyond the reasonable control of Highwoods, causes the Board of Directors of Highwoods to determine in good faith, after consideration of available alternatives, that such redevelopment plan or portion thereof is contrary to the best interests of the shareholders of Highwoods.

     8.18 Maintenance of Charitable Contributions. From and after the Effective Time, Highwoods shall make annual charitable contributions and provide community support in the geographic areas in which the business of JCN is currently operated, at levels substantially comparable to or greater than the levels of charitable contributions and community support provided by JCN Entities within such areas during calendar year 1996 and the period from January 1, 1997 through the date of this Agreement.

     8.19 Maintenance of Merchant Support. From and after the Effective Time, Highwoods shall provide annual financial assistance and marketing support to merchants' associations relating to properties currently owned or operated by any JCN Entity, at levels substantially comparable to or greater than the levels of such support provided by JCN Entities during calendar year 1996 and the period from January 1, 1997 through the date of this Agreement.

     8.20 Member of Board of Directors. Highwoods shall appoint to its Board of Directors an individual (who would qualify as an independent director under Highwoods' Articles of Incorporation and bylaws) designated by JCN's Board of Directors, which designee shall be reasonably acceptable to the Highwoods Board of Directors to serve until the next annual shareholders meeting, at which time the Highwoods Board of Directors will nominate and recommend such designee for a three-year term on Highwoods Board of Directors.


                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

      (a) Shareholder Approval. The shareholders of JCN shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD, if applicable.

      (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

      (c) Third Party Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)), which as to JCN, the parties agree shall include only those Consents set forth in Section 9.1 of the JCN Disclosure Memorandum. In the event such third party does not make such payment within ten days of demand therefor by Highwoods, the payment shall be an obligation of JCN and shall be paid by JCN within two business days of notice to JCN by Highwoods. In addition to the Consents set forth in
   Section 9.1 to the JCN Disclosure Memorandum, to the extent required by the applicable contract, mortgage, document or other instrument, JCN shall use commercially reasonable efforts to obtain the consent of (i) any lender to JCN and (ii) any other party reasonably identified by Highwoods. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Highwoods would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

      (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

      (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or the 1934 Act relating to the issuance or trading of the shares of Highwoods Common Stock issuable pursuant to the Merger shall have been received.

      (f) Exchange Listing. The shares of Highwoods Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     9.2 Conditions to Obligations of Highwoods. The obligations of Highwoods to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Highwoods pursuant to Section 11.6(a):

      (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of JCN set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties set forth in Sections 5.18, 5.19, and 5.20 shall be true and correct in all material respects. No representation or warranty of JCN set forth in this Agreement shall be deemed untrue or incorrect, and no JCN Entity shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with other facts, circumstances or events inconsistent with any other representation or warranty has had, or is expected to have, a JCN Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

      (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of JCN to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, as of the Effective Time.

      (c) Certificates. JCN shall have delivered to Highwoods (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to JCN and in Section 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by JCN's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Highwoods and its counsel shall request.

      (d) Opinion of Counsel. Highwoods shall have received an opinion of Blackwell Sanders Matheny Weary & Lombardi L.L.P., counsel to JCN, dated as of the Closing, in form reasonably satisfactory to Highwoods, as to the matters set forth in Exhibit 1.

      (e) Accountant's Letters. Highwoods shall have received from KPMG Peat Marwick LLP letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding JCN, in form and substance reasonably satisfactory to Highwoods, which letters shall be based upon customary specified procedures undertaken by such firm in accordance with Statement of Auditing Standard Nos. 72 and 75.

      (f) Rights Agreement. Neither this Agreement and any agreements related hereto nor consummation of the Merger shall have caused or shall cause any of the JCN Rights to become non-redeemable or exercisable for capital stock of Highwoods or JCN.

      (g) Shareholders' Equity. JCN's shareholders' equity as of the Closing shall not be less than JCN's shareholders' equity as of March 31, 1997, excluding for purposes of the calculation of such shareholders' equity the effects of (i) all costs, fees and charges, including fees and charges of JCN's accountants, counsel and financial advisors, whether or not accrued or paid, that are related to the transactions contemplated by this Agreement and (ii) any reductions in JCN's shareholders' equity resulting from any actions or changes in policies of JCN taken at the request of Highwoods.

     9.3 Conditions to Obligations of JCN. The obligations of JCN to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by JCN pursuant to Section 11.6(b):

      (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Highwoods set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Highwoods set forth in Section 6.15 shall be true and correct in all material respects. No representation or warranty of Highwoods set forth in this Agreement shall be deemed untrue or incorrect, and no Highwoods Entity shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any other representation or warranty has had, or is expected to have, a Highwoods Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of any Person shall be deemed not to include such qualifications.

      (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Highwoods to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

      (c) Certificates. Highwoods shall have delivered to JCN (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Highwoods and in
   Section 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Highwoods' Board of Directors and Sub's Board of Directors and sole shareholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as JCN and its counsel shall request.


      (d) Opinion of Counsel. JCN shall have received an opinion of (i) Alston & Bird LLP, counsel to Highwoods, dated as of the Effective Time, in form reasonably acceptable to JCN, as to the matters set forth in Exhibit 2 and
   (ii) a tax opinion of Blackwell Sanders Matheny Weary & Lombardi, L.L.P., to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that JCN shareholders receiving only Highwoods Common Stock will incur no income tax liability.

      (e) Fairness Opinion. JCN shall not have received notice from Morgan Stanley, Dean Witter, Discover & Co. prior to the date of the Proxy Statement, indicating withdrawal of its prior opinion that the consideration to be received by JCN shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders and shall have received an update to such opinion immediately prior to the shareholder meeting at which approval of this Agreement will be considered.


      (f) Exchange Agent Certification. The Exchange Agent shall have delivered to JCN a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from Highwoods appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of Highwoods Common Stock in exchange for outstanding shares of JCN Common Stock and that Highwoods has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to make all fractional share payments as required by Section 3.6.


                                  ARTICLE 10
                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of JCN, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

      (a) By mutual consent of Highwoods and JCN; or

      (b) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a JCN Material Adverse Effect or a Highwoods Material Adverse Effect, as applicable, on the breaching Party; or

      (c) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

      (d) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory

   Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of JCN fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the JCN Shareholders Meeting where such matters were presented to such shareholders for approval and voted upon; or

      (e) By either Party in the event that the Merger shall not have been consummated by June 30, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

      (f) By Highwoods or JCN, in the event that the Board of Directors of JCN shall have failed to recommend to its shareholders the approval of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to recommend to its shareholders the approval of the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the Assets of JCN, or shall fail to call and hold a JCN Shareholders Meeting for purposes of voting on the approval of the Merger and the transaction contemplated hereby.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Article 11 and Section 8.6(b) shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(c) shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 1, 2, 3, 4 and 11 and Sections 8.13 and 8.14.


                                  ARTICLE 11
                                 MISCELLANEOUS

   11.1 Definitions.

      (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

      "1933 Act" shall mean the Securities Act of 1933, as amended.

      "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

      "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

      "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person.

      "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

      "Articles of Merger" shall mean, collectively, the Articles of Merger to be executed by JCN and Sub and filed with the Secretary of State of the State of Missouri relating to the Merger as contemplated by Section 1.1, and the Articles of Merger to be executed by JCN and Sub and filed with the Department of Assessments and Taxation of the State of Maryland relating to the Merger as contemplated by Section 1.1.

      "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

      "Cash Amount" shall have the meaning set forth in Section 3.2.

      "Closing Date" shall mean the date on which the Closing occurs.

      "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, dated November 24, 1997, between JCN and Highwoods.

      "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation required from any Person pursuant to any Contract, Law, Order, or Permit.

      "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

      "Default" shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or
(iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

      "Dissenting Shares" shall mean those shares of JCN Common Stock as to which the holders thereof elect to exercise their dissenter's rights in accordance with and as contemplated by Section 351.455 of the GBCL and as provided for in Section 3.5 hereof.

      "Environmental Laws" shall mean all Laws relating to pollution or protection of human health and the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency or state and local agencies with jurisdiction over, and including published court decisions interpreting the foregoing pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

      "Equity Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

      "Exhibits" 1 through 2, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

      "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

      "GBCL" shall mean the General and Business Corporation Law of Missouri.

      "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to any Environmental Law and any polychlorinated biphenyls).

      "Highwoods Capital Stock" shall mean, collectively, the Highwoods Common Stock, the Highwoods Preferred Stock and any other class or series of capital stock of Highwoods.

      "Highwoods Common Stock" shall mean the $.01 par value common stock of Highwoods.

      "Highwoods Disclosure Memorandum" shall mean the written information entitled "Highwoods Properties, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to JCN describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

      "Highwoods Entities" shall mean, collectively, Highwoods and all Highwoods Subsidiaries.

      "Highwoods Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Highwoods as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995 and 1994, as filed by Highwoods in SEC Documents, and (ii) the consolidated balance sheets of Highwoods (including related notes and schedules, if any) and related statements of operations, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

      "Highwoods Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Highwoods and its Subsidiaries, taken as a whole, or (ii) the ability of Highwoods to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.

      "Highwoods Preferred Stock" shall mean, collectively, the 8 5/8% Series A Cumulative Redeemable Preferred Shares of which 125,000 shares are outstanding and the 8% Series B Cumulative Redeemable Preferred Shares of which 6,900,000 shares are outstanding, of Highwoods.

      "Highwoods Rights Agreement" shall mean that certain Shareholders Rights Agreement, dated October 4, 1997, between Highwoods and First Union National Bank, as Rights Agent.

      "Highwoods Rights" shall mean the preferred stock purchase rights issued pursuant to the Highwoods Rights Agreement.

      "Highwoods Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Highwoods designated as follows: the Amended and Restated 1994 Stock Option Plan; the Dividend Reinvestment Plan and the 1997 Employee Stock Purchase Plan.

      "Highwoods Subsidiaries" shall mean the Subsidiaries of Highwoods, which shall include Highwoods/Forsyth Limited Partnership and the other Highwoods Subsidiaries described in Section 6.4 and any corporation or other organization acquired as a Subsidiary of Highwoods in the future and held as a Subsidiary by Highwoods at the Effective Time.

      "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

      "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

      "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

      "JCN Common Stock" shall mean the $.01 par value common stock of JCN.

      "JCN Disclosure Memorandum" shall mean the written information entitled"J.C. Nichols Company Disclosure Memorandum" delivered prior to the date of this Agreement to Highwoods describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

      "JCN Entities" shall mean, collectively, JCN and all JCN Subsidiaries.

      "JCN Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of JCN as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995, and 1994, as filed by JCN in SEC Documents, and (ii) the consolidated balance sheets of JCN (including related notes and schedules, if any) and related statements of operations, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

      "JCN Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of JCN and its Subsidiaries, taken as a whole, or (ii) the ability of JCN to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement.

      "JCN Rights" shall mean the common stock purchase rights issued pursuant to the JCN Rights Agreement.

      "JCN Rights Agreement" shall mean that certain Shareholders Rights Agreement, dated July 28, 1997, between JCN and American Stock Transfer & Trust Company, as Rights Agent.

      "JCN Stock Plans" shall mean the existing stock option and other stock-based compensation plans of JCN designated as follows: the Amended and Restated 1996 Stock Option Plans.

      "JCN Subsidiaries" shall mean the Subsidiaries of JCN, which shall include the JCN Subsidiaries described in Section 5.4 and any corporation or other organization acquired as a Subsidiary of JCN in the future and held as a Subsidiary by JCN at the Effective Time; provided, however, that neither KH/JCN L.L.C., a Missouri limited liability company, nor the ESOT shall be deemed a JCN Subsidiary.

      "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person and the Knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

      "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

      "Lease" shall mean any lease of more than 10,000 rentable square feet in effect as of the date hereof and as to which JCN is the lessor.

      "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

      "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) liens for current property Taxes not yet due and payable, and (iii) liens which do not materially impair the use of or title to the Assets subject to such lien.

      "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding to which a Party is a party or of which a Party's, business or Assets (including Contracts related to it) are the subject, or relating in any way to the transactions contemplated by this Agreement.

      "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

      "MGCL" shall mean the Maryland General Corporation Law.

      "NASD" shall mean the National Association of Securities Dealers, Inc.

      "NYSE" shall mean the New York Stock Exchange, Inc.

      "Operating Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

      "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

      "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

      "Party" shall mean either JCN or Highwoods, and "Parties" shall mean both JCN and Highwoods.

      "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

      "Per Share Cash Consideration" shall have the meaning set forth in
Section 3.2.

      "Per Share Stock Consideration" shall have the meaning set forth in
Section 3.1.

      "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

      "Proxy Statement" shall mean the proxy statement used by JCN to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Highwoods relating to the issuance of the Highwoods Common Stock to holders of JCN Common Stock.

      "Registration Statement" shall mean the Registration Statement on Form S4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Highwoods under the 1933 Act with respect to the shares of Highwoods Common Stock to be issued to the shareholders of JCN in connection with the transactions contemplated by this Agreement.

      "Regulatory Authorities" shall mean, collectively, the SEC, the NYSE, the NASD, the Federal Trade Commission, the United States Department of Justice, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

      "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

      "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

      "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

      "Sub Common Stock" shall mean the $.01 par value common stock of Sub.

      "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

      "Surviving Corporation" shall mean Sub as the surviving corporation resulting from the Merger.

      "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

      "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

      (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:


         Business Combination           Section 11.2
         Cash Election Shares           Section 3.2
         Closing                        Section 1.2
         Dissenting Share Amount        Section 4.2
         Effective Time                 Section 1.3
         Election Deadline              Section 3.2
         Election Form                  Section 3.2
         ERISA Affiliate                Section 5.13(c)
         ESOT                           Section 7.2(l)
         Exchange Agent                 Section 3.2
         Exchange Fund                  Section 4.1(a)
         Exchange Ratio                 Section 3.1(c)
         Highwoods Benefit Plans        Section 6.13(a)
         Highwoods ERISA Plan           Section 6.13(a)
         Highwoods Option Amount        Section 3.2(ii)
         Highwoods Pension Plan         Section 6.13(a)
         Highwoods SEC Reports          Section 6.5(a)
         JCN Benefit Plans              Section 5.13(a)
         JCN Contracts                  Section 5.14
         JCN ERISA Plan                 Section 5.13(a)
         JCN Options                    Section 3.7(a)
         JCN Pension Plan               Section 5.13(a)
         JCN Retained Shares            Section 3.2
         JCN Non-Retained Shares        Section 3.2
         JCN Properties                 Section 5.9(a)
         JCN Permitted Encumbrances     Section 5.9(a)
         JCN SEC Reports                Section 5.5(a)
         JCN Shareholders Meeting       Section 3.2
         Leases                         Section 5.9(b)
         Mailing Date                   Section 3.2
         Maximum Amount                 Section 8.14
         Maximum Cash Election Amount   Section 3.2(i)
         Maximum Share Amount           Section 3.2
         Merger                         Section 1.1
         New Certificates               Section 4.1(a)
         No Election Shares             Section 3.2
         Old Certificates               Section 3.2
         Record Date                    Section 3.2
         Takeover Laws                  Section 5.19

      (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

   11.2 Expenses.

      (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

      (b) Notwithstanding the foregoing,

         (i) if this Agreement is terminated by Highwoods pursuant to any of Sections 10.1(b), 10.1(c) or 10.1(f); or

         (ii) if the Merger is not consummated as a result of the failure of JCN to satisfy any of the conditions set forth in Section 9.2,

then JCN shall promptly pay Highwoods the sum of $2,500,000, which amount represents the costs and expenses of Highwoods (including reasonable costs of counsel, investment bankers, actuaries and accountants).

      (c) Notwithstanding the foregoing,

         (i) if this Agreement is terminated by JCN pursuant to either of Sections 10.1(b) or 10.1(c); or

         (ii) if the Merger is not consummated as a result of the failure of Highwoods to satisfy any of the conditions set forth in Section 9.3,

then Highwoods shall promptly pay JCN $2,500,000, which amount represents the costs and expenses of JCN (including reasonable costs of counsel, investment bankers, actuaries and accountants).

      (d) In addition to the foregoing, if within twelve (12) months following:


         (i) any termination of this Agreement by Highwoods pursuant to Sections 10.1(b), 10.1(c), or 10.1(f); or

         (ii) failure to consummate the Merger by reason of any failure of JCN to satisfy the conditions enumerated in Section 9.2; or

any third-party shall acquire, merge with, combine with, purchase more than 40% of the Assets of, or engage in any other business combination with, or purchase any equity securities involving the acquisition of 50% or more of the voting stock of JCN or a transaction which results in a Person owning 50% or more of the voting stock of JCN, or enter into any binding agreement to do any of the foregoing (collectively, a "Business Combination"), such third-party that is a party to the Business Combination shall pay to Highwoods, prior to the earlier of consummation of the Business Combination or execution of any letter of intent or definitive agreement with JCN or any JCN Entity relating to such Business Combination, an amount in cash equal to the sum of

     (x) $14,700,000, plus

     (y) the amount described in subsection (b) of this Section 11.2 (if not previously paid to Highwoods);

provided, however, that in the event: (i) there has been no Business Combination consummated or a letter of intent or definitive agreement relating to a Business Combination entered into at or prior to the time of the JCN Shareholders Meeting, (ii) this Agreement is terminated or terminable by Highwoods under Section 10.1(f), and (iii) within 12 months of such meeting or such termination, a Business Combination is consummated, then such third party shall pay to Highwoods, at the time of consummation of the Business Combination, an amount in cash equal to the sum of

     (xx) $7,350,000; plus

     (yy) the amount described in subsection (b) of this Section 11.2 (if not previously paid to Highwoods);

which payments represent additional compensation for Highwoods' loss as the result of the transactions contemplated by this Agreement not being consummated. In the event such third-party shall refuse to pay such amounts within ten days of demand therefor by Highwoods, the amounts shall be an obligation of JCN and shall be paid by JCN within two business days of notice to JCN by Highwoods. Notwithstanding anything herein to the contrary, if: (i) Highwoods would not have had the right to terminate this Agreement under
Section 10.1(f) above, and (ii) JCN has not intentionally taken any action reasonably likely to afford Highwoods the right to terminate this Agreement pursuant to 10.1(b) or 10.1(c) or JCN has not intentionally failed to satisfy any of the conditions set forth in Section 9.2, then no payments shall be due to Highwoods pursuant to this Section 11.2(d).

      (e) Notwithstanding the foregoing, if

         (i) this Agreement is not terminable by Highwoods pursuant to Section 10.1(f); and

         (ii) this Agreement is terminated by either Party pursuant to Section 10.1(d)(ii);and

         (iii) at the time of the JCN Shareholders Meeting there is public knowledge of an identifiable third party's financially superior proposal to purchase all of the then outstanding JCN Common Stock; and

         (iv) the proposal by such third party referred to in clause (iii) above is accepted and closes within 12 months of the date of this Agreement,

     then the third party making such proposal shall pay to Highwoods, upon consummation of the transaction, the sum of $2,500,000, which amount represents the costs and expenses of Highwoods (including reasonable costs of counsel, investment bankers, actuaries and accountants). In the event such third party does not make such payment within ten days of demand therefor by Highwoods, the payment shall be an obligation of JCN and shall be paid by JCN within two business days of notice to JCN by Highwoods.

     11.3 Brokers and Finders. Except for Morgan Stanley, Dean Witter, Discover & Co. as to JCN and except for J.P. Morgan Securities Inc. as to Highwoods, each of the Parties represents and warrants that neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by JCN or by Highwoods, each of JCN and Highwoods, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.13 and 8.14.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of JCN Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of JCN Common Stock.

   11.6 Waivers.

     (a) Prior to or at the Effective Time, Highwoods, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by JCN, to waive or extend the time for the compliance or fulfillment by JCN of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Highwoods under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Highwoods.

     (b) Prior to or at the Effective Time, JCN, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Highwoods, to waive or extend the time for the compliance or fulfillment by Highwoods of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of JCN under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of JCN.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

     JCN:

      J.C. Nichols Company
      310 Ward Parkway
      Kansas City, Missouri 64112
      Telecopy Number: (816) 561-3456

      Attention: Barrett Brady

     Copy to Counsel:

      Blackwell Sanders Matheny Weary & Lombardi L.L.P.
      Two Pershing Square, Suite 1100
      Kansas City, Missouri 64108
      Telecopy Number: (816) 983-8080

      Attention: Steve Carman

     and to:

      Weil, Gotshal & Manges L.L.P.
      767 Fifth Avenue
      New York, New York 10153
      Telecopy Number: (212) 310-8007

      Attention: Steve Jacobs

     Highwoods:

      Highwoods Properties, Inc.
      3100 Smoketree Court, Suite 600
      Raleigh, North Carolina 27604
      Telecopy Number: (919) 876-6929

      Attention: Mack D. Pridgen, III,
      Vice President and General Counsel

     Copy to Counsel:

      Alston & Bird LLP
      3605 Glenwood Avenue, Suite 310
      Raleigh, North Carolina 27612
      Telecopy Number: (919) 881-3175

      Attention: Brad S. Markoff

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Missouri, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.


     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

                                        HIGHWOODS PROPERTIES, INC.



                                      By:-------------------------------------


                                          President




                                        JACKSON ACQUISITION CORP.



                                      By:-------------------------------------


                                          President




                                        J.C. NICHOLS COMPANY



                                      By:-------------------------------------


                                          President

                                                                      Exhibit 1


             MATTERS AS TO WHICH BLACKWELL SANDERS MATHENY WEARY &
                            LOMBARDI LLP WILL OPINE

     1. JCN is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, with full corporate power and authority to carry on the business in which it is engaged and to own and use its Assets.

     2. The authorized capital stock of JCN consists of     shares of JCN
Common Stock, of which     shares were issued and outstanding as of     , 19  .
Subsequent to September 1995, no shares of JCN Common Stock have been issued in violation of any statutory preemptive rights of shareholders, and all shares issued since such date were duly issued and are fully paid and nonassessable under the Missouri Business Corporation Act. To our knowledge, except as set forth above or as disclosed in Section 5.3 of the JCN Disclosure Memorandum, as
of           , 19  there were no shares of capital stock or other equity securities of JCN outstanding and no outstanding Equity Rights relating to the capital stock of JCN.

     3. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of JCN or, to our knowledge but without any independent investigation, result in any conflict with, breach of, or default or acceleration under any Law or Order to which JCN is a party or by which JCN is bound, except as may be disclosed in the JCN Disclosure Memorandum.

     4. The Agreement has been duly and validly executed and delivered by JCN and, assuming valid authorization, execution and delivery by Highwoods and Sub, constitutes a valid and binding agreement of JCN enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, provided, however, that we express no opinion as to the availability of the equitable remedy of specific performance.

                                                                      Exhibit 2


               MATTERS AS TO WHICH ALSTON & BIRD LLP WILL OPINE

     1. Highwoods is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland with full corporate power and authority to carry on the business in which it is engaged, and to own and use its Assets.

     2. Sub is a corporation duly organized and validly existing and in good standing under the laws of the State of Maryland with full corporate power and authority to carry on the business in which it is engaged, and to own and use its Assets.

     3. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Amended and Restated Articles of Incorporation or Bylaws of Highwoods or, to our knowledge but without any independent investigation, any Law or Order to which Highwoods is a party or by which Highwoods is bound. The adoption of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Sub or, to our knowledge but without any independent investigation, any Law or Order to which Sub is a party or by which Sub is bound.

     4. The Agreement has been duly and validly executed and delivered by Highwoods and Sub, and assuming valid authorization, execution and delivery by JCN, constitutes a valid and binding agreement of Highwoods and Sub enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally, provided, however, that we express no opinion as to the availability of the equitable remedy of specific performance.

     5. The shares of Highwoods Common Stock to be issued to the shareholders of JCN as contemplated by the Agreement have been registered under the Securities Act of 1933, as amended, and when properly issued and delivered following consummation of the Merger will be fully paid and non-assessable under the General Corporation Law of Maryland.

                                                                   Appendix A-1


                              AMENDMENT NO. 1 TO
                         AGREEMENT AND PLAN OF MERGER

     THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of April 23, 1998, by and among HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Highwoods"), JACKSON ACQUISITION CORP., a Maryland corporation ("Sub"), and J.C. NICHOLS COMPANY, a Missouri corporation ("JCN"). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger dated as of December 22, 1997 and entered into among Highwoods, Sub, and JCN (the "Agreement").

     WHEREAS, the Parties wish to amend the Agreement, which contemplates the merger of JCN with and into Sub (the "Merger"), in order to provide to JCN shareholders greater certainty in determining the amount and form of consideration to be received in the Merger; and

     WHEREAS, Highwoods wishes to waive a condition to its obligation to consummate the Merger.

     NOW, THEREFORE, in consideration of the foregoing premises, covenants, and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Amendment, intending to be legally bound, hereby agree as follows:


                                   SECTION I
                            AMENDMENT TO ARTICLE 3

     Section 1.1 Conversion of Shares. Section 3.1 (c) is hereby amended in its entirety to read as follows:

     (c) Subject to the right granted in Section 3.2, each share of JCN Common Stock (including any associated JCN Rights, but excluding shares held by any JCN Entity or any Highwoods Entity and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in
     Section 3.5) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into a fixed number of shares of Highwoods Common Stock. The number of shares of Highwoods Common Stock to be issued for each share of JCN Common Stock (the "Per Share Stock Consideration") shall be determined by reference to a ratio (the "Exchange Ratio") that shall be equal to the greater of: (i) 1.84, or (ii) the quotient of $65 divided by the average of the daily average high and low sale price for shares of Highwoods Common Stock on the NYSE for each of the twenty (20) days immediately preceding the Effective Time; provided, however, that at no time shall the Exchange Ratio exceed 2.03. Pursuant to the Highwoods Rights Agreement, each share of Highwoods Common Stock issued in connection with the Merger upon conversion of JCN Common Stock shall be accompanied by a Highwoods Right.

   Section 1.2 Cash Election. Section 3.2 is hereby amended in its entirety to read as follows:

        3.2 Cash Election. Holders of JCN Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving Highwoods Common Stock in the Merger, in accordance with the election procedures set forth below in this Section 3.2. Holders who are to receive cash in lieu of exchanging their shares of JCN Common Stock for Highwoods Common Stock as specified below shall receive $65 per share of JCN Common Stock in cash (the "Per Share Cash Consideration"). The amount determined by multiplying $65 by the number of Dissenting Shares shall be defined herein as the "Dissenting Share Amount." The aggregate Per Share Cash Consideration to be paid in the Merger, plus the Dissenting Share Amount, shall be limited to 40% of the aggregate consideration paid in exchange for shares of JCN Common Stock and shall be defined herein as the "Cash Amount."

        A form for use by JCN shareholders to elect to receive cash and other appropriate and customary transmittal material (which shall specify that delivery shall be effected only upon proper delivery of the certificates theretofore representing JCN Common Stock ("Old Certificates") to an exchange agent designated by Highwoods (the "Exchange Agent")) in such form as Highwoods and JCN shall mutually agree ("Election Form") shall be mailed concurrently with the mailing of the Proxy Statement required by
     Section 8.1 hereof, or on such other date as Highwoods and JCN shall mutually agree ("Mailing Date") to each holder of record of JCN Common Stock on the record date ("Record Date") for the JCN shareholders entitled to vote at the shareholders meeting to approve the Merger as required by Section 8.1 (the "JCN Shareholders Meeting").

        Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of JCN Common Stock to elect to receive cash with respect to all or a portion of such holder's JCN Common Stock.

        Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) elects to receive cash and does not dissent shall be referred to herein as the "Cash Election Shares." Any shares of JCN Common Stock with respect to which the holder (or the beneficial owner, as the case may be) either does not submit an Election Form or does not elect to receive cash and does not dissent, shall be collectively referred to herein as "Stock Election Shares."

        Any of the elections set forth in the foregoing paragraph shall have been properly made only if the Exchange Agent shall have actually received an effective, properly completed Election Form on or before 5:00 p.m. on the fifth business day prior to the date of the JCN Shareholders Meeting (or such other time and date as Highwoods and JCN may mutually agree, including as a result of any adjournment or postponement of the JCN Shareholders Meeting) (the "Election Deadline") which is not revoked or changed prior to the Election Deadline. Any Election Form may be revoked or changed by the person submitting a subsequent Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of JCN Common Stock represented by such Election Form shall become Stock Election Shares unless the Exchange Agent shall have actually received an effective, properly completed Election Form prior to the Election Deadline and such Election Form is not revoked or changed prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. The Exchange Agent shall promptly notify JCN of any defect in an Election Form other than an immaterial defect disregarded in good faith by the Exchange Agent. Subject to the foregoing sentence, neither Highwoods nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

        Within three business days after the Election Deadline, Highwoods shall cause the Exchange Agent to effect the allocation among the holders of JCN Common Stock in accordance with the Election Forms; provided, however, if the amount of cash that would be issued upon the conversion of the Cash Election Shares is greater than the amount by which the Cash Amount exceeds the Dissenting Share Amount (the "Maximum Cash Election Amount"), then the Exchange Agent shall convert a sufficient number of Cash Election Shares (other than Dissenting Shares) into the right to receive the Per Share Stock Consideration, which Cash Election Shares shall be selected pro rata from among all of the holders thereof, based upon the aggregate number of Cash Election Shares held by each of such holders, such that the amount of cash that will be issued in the Merger to satisfy the non-converted Cash Election Shares equals as closely as practicable the Maximum Cash Election Amount.

        Highwoods shall, at least two business days prior to the date of the JCN Shareholders Meeting, communicate to JCN the aggregate allocation of stock and cash, the amount of stock and cash going to each of JCN's shareholders, and the method in which such amounts were calculated.


                                  SECTION II
                            AMENDMENT TO ARTICLE 9

     Section 2.1 Waiver by Highwoods of Certain Obligations. The introductory paragraph to Section 9.1 of the Agreement is hereby amended in its entirety to read as follows:

        9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the conditions set forth below in this Section 9.1. JCN may waive, pursuant to Section 11.6, one or more of the following conditions. Highwoods hereby irrevocably waives and agrees to waive immediately prior to Closing, pursuant to Section 11.6, all of the conditions set forth in
     Section 9.1(b) (except
         for the filing of the Articles of Merger as contemplated by Section 1.1) and the condition set forth in Section 9.1(c) that JCN obtain from Principal Mutual Insurance Company the Consent to the Merger referred to in Section 9.1 of the JCN Disclosure Memorandum.


                                  SECTION III
                            AMENDMENT TO ARTICLE 10

     Section 3.1 Waiver by Highwoods of Certain Termination Rights. Section 10.1(d)(i) is hereby amended in its entirety to read as follows:

            (i) Highwoods shall, after using its best efforts, have been unable to satisfy the condition to closing set forth in either Section 9.1(e) or (f), to the extent required for consummation of the Merger and the other transactions contemplated hereby, or


                                  SECTION IV
                           AMENDMENT TO ARTICLE 11.1

   Section 4.1 Definitions.

            (a) Section 11.1(a) is hereby amended by adding the phrase, "as such Section has been amended by Amendment No. 1 to this Agreement" to the end of the definition of "Per Share Stock Consideration".

            (b) Section 11.1(b) is hereby amended by adding the phrase "as amended by Amendment No. 1 to this Agreement" after the end of each of the definitions of "Cash Election Shares" and "Maximum Cash Election Amount".


                                   SECTION V
                              GENERAL PROVISIONS

     Section 5.1 Entire Agreement. Except as otherwise expressly provided herein, this Amendment (including the Agreement and the documents and instruments referred to therein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and in the Agreement and supersedes all other arrangements or understandings with respect thereto, written or oral (except for the Confidentiality Agreement referred to in Section 8.6(b) of the Agreement and any correspondence from any Party waiving any rights or obligations or consenting to any actions taken by or on behalf of another party).

     Section 5.2 Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     Section 5.3 Captions, Articles and Sections. The captions contained in this Amendment are for reference purposes only and are not part of this Amendment. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Amendment.

     Section 5.4 References to the Agreement. From and after the execution of this Amendment, all references in the Agreement to "this Agreement," "hereof," "herein" and similar terms shall mean and refer to the Agreement as amended by this Amendment, and all references in other documents to the Agreement shall mean the Agreement as amended by this Amendment. This Amendment shall not be modified, supplemented or terminated in any manner whatsoever except by written instrument signed by the party against which such modification, supplement or termination is sought to be enforced.

     Section 5.5 Ratification and Confirmation. The Agreement is hereby ratified and confirmed and, except as herein amended, remains in full force and effect.

     Section 5.6 Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Missouri, without regard to any applicable conflicts of Laws.

     IN WITNESS WHEREOF, Highwoods, Sub, and JCN have caused this Amendment to be signed by their respective duly authorized officers as of the date first written above.


                                        HIGHWOODS PROPERTIES, INC.


                                      By: ------------------------------------





                                      Name: ----------------------------------












                                      Title: -----------------------------------




                                        JACKSON ACQUISITION CORP.



                                      By: ------------------------------------





                                      Name: ----------------------------------




                                      Title: -----------------------------------




                                        J.C. NICHOLS COMPANY



                                      By: ------------------------------------





                                      Name: ----------------------------------




                                      Title: -----------------------------------

                                                                     Appendix B
MORGAN STANLEY

                                               MORGAN STANLEY & CO.
                                               INCORPORATED
                                               1585 BROADWAY
                                               NEW YORK, NEW YORK 10036
                                               (212) 761-4000


                                                                   May 15, 1998

Board of Directors
J.C. Nichols Company
310 Ward Parkway
Kansas City, MO 64112

Members of the Board:

     We understand that J.C. Nichols Company ("JCN" or the "Company"), Highwoods Properties, Inc. ("Highwoods" or "Buyer") and Jackson Acquisition Corp. ("Acquisition Sub") have entered into an Agreement and Plan of Merger, dated December 22, 1997 (the "Original Merger Agreement"), and Amendment No. 1 to the Original Merger Agreement, dated April 29, 1998 (together with the Original Merger Agreement, the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of JCN with and into Acquisition Sub. Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share (the "JCN Common Stock") of JCN, other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have been perfected, will cease to be outstanding and be converted into a fixed number of shares of common stock of Buyer, par value $0.01 per share (the "Buyer Common Stock"). The number of shares of Buyer Common Stock to be issued for each share of JCN Common Stock will be determined by reference to a ratio (the "Exchange Ratio") that shall be equal to the greater of: (i) 1.84, or (ii) the quotient of $65 divided by the average of the daily average high and low sale price for shares of Buyer Common Stock on the New York Stock Exchange for each of the twenty (20) days immediately preceding the Effective Time, as defined in the Merger Agreement; provided, however, that at no time shall the Exchange Ratio exceed 2.03. Holders of JCN Common Stock will also be provided with an opportunity to elect to receive cash consideration in lieu of receiving Buyer Common Stock in an amount equal to $65 per share of JCN Common Stock in cash (the "Per Share Cash Consideration"); provided that the aggregate Per Share Cash Consideration to be paid in the Merger, plus the Dissenting Share Amount (as defined in the Merger Agreement), shall be limited to 40% of the aggregate consideration paid in exchange for shares of JCN Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of JCN Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Buyer and its affiliates).

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company and Buyer, respectively;

   (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Buyer and prepared by the managements of the Company and Buyer, respectively;

  (iii) analyzed certain financial projections for the Company and Buyer prepared by the managements of the Company and Buyer, respectively;

  (iv) reviewed the reported prices and trading activity for the JCN Common Stock and the Buyer Common Stock;

   (v) compared the financial performance of the Company and the Buyer and the prices and trading activity of the JCN Common Stock and Buyer Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (vi) discussed with the senior management of the Company and Buyer their estimates of the synergies and cost savings expected to be derived from the Merger;

  (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (viii) reviewed the pro forma impact of the Merger on the Buyer's funds from operations per share, consolidated capitalization and financial ratios;

Board of Directors
JCN Properties Corporation                MORGAN STANLEY
May 15, 1998
Page 2




  (ix) participated in discussions and negotiations among representatives of the Company and Buyer and their financial and legal advisors;

     (x) reviewed the Merger Agreement, the Registration Statement on Form S-4, including the Proxy Statement/
       Prospectus relating to the Special Meeting of the Holders of JCN Common Stock to be held pursuant to the Merger Agreement, and certain related documents; and

  (xi) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including the estimates of synergies and cost savings expected to be derived from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Buyer. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Buyer, nor have we been furnished with any such appraisals other than the common stock valuation prepared by Houlihan Lokey Howard & Zukin as of December 31, 1996 and furnished to us by the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Buyer and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of JCN only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by JCN or Highwoods with the Securities and Exchange Commission with respect to the Merger. We express no opinion and make no recommendation as to how shareholders of JCN should vote at any shareholders' meeting to be held in connection with the Merger.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of JCN Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Buyer and its affiliates).

                                         Very truly yours,


                                         MORGAN STANLEY & CO. INCORPORATED


                                         By: /s/  YIE-HSIN HUNG
                                             ----------------------------------

                                             Yie-Hsin Hung

                                             Principal

                                                                     Appendix C
                  Missouri Revised Statutes, Section 351.455:
      Shareholder Who Objects to Merger May Demand Value of Shares, When.

     1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

     2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

     3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporations of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

     4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

PROXY                                   PROXY
                              J.C. NICHOLS COMPANY

          This Proxy is Solicited on Behalf of the Board of Directors.

     The undersigned hereby appoints William K. Hoskins and Barrett Brady and anyone or more of them, with full power of substitution, as a proxy or proxies to represent and to vote, as designated below, all the shares of Common Stock of J.C. Nichols Company the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on July 1, 1998, or any adjournment or postponement thereof. This proxy revokes all prior proxies given by the undersigned. Please mark vote in box in the following manner using dark ink only. -The Board of Directors recommends a vote FOR the following proposal:

  1. Approval of the Agreement and Plan of Merger among Highwoods Properties, Inc., Jackson Acquisition Corp. and J.C. Nichols Company, pursuant to which the Company's shareholders may elect to receive either shares of Highwoods common stock or cash in exchange for shares of Company common stock.


       FOR [ ]       AGAINST [ ]       ABSTAIN [ ]



          PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
                      USING THE ENCLOSED PREPAID ENVELOPE.


                (Continued and to be signed on the reverse side)

                              J.C. NICHOLS COMPANY
  This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the Merger Agreement.
  2. The named proxies may vote in their discretion upon such other business as may properly come before the Special Meeting, and all matters incident to the conduct of the Special Meeting. If you have voted against the first proposal, the named proxies may not vote the shares represented by this proxy in favor of any adjournment or postponement intended to permit further solicitation.
   -----------------------------------------------------------------------------

                                                            Printed Name of Certificate Holder

                                                            ------------------------------ , 1998
                                                            Signature       Date

                                                            ------------------------------ , 1998
                                                            Signature(s) (if Jointly Held)  Date

                                                            ------------------------------ , 1998
                                                            Title (If Applicable)     Date

                                                            ---------------------------------

                                                            Please sign exactly as name appears
                                                            on your stock certificate. When
                                                            shares are held by joint tenants,
                                                            both should sign. When signing as
                                                            attorney, executor, administrator,
                                                            trustee or guardian, please give
                                                            full title as such. If a
                                                            corporation, please sign in full
                                                            corporate name by President or
                                                            other authorized officer. If a
                                                            partnership, please sign in
                                                            partnership name by an authorized
                                                            person.


                                 ELECTION FORM
         THIS ELECTION FORM MUST BE COMPLETED AND DELIVERED BY    TO:
                           First Union National Bank

                              -------------------
                              -------------------
                Attention:
                Telephone No.:---------
                Facsimile No.:---------

     An envelope addressed to First Union National Bank (the "Exchange Agent") is enclosed for your convenience. Delivery of this instrument to an address other than as set forth above will not constitute valid delivery.

     On December 22, 1997, Highwoods Properties, Inc. ("Highwoods"), Jackson Acquisition Corp. and J.C. Nichols Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, as amended, all of the issued and outstanding shares of common stock of the Company are to be converted into either the right to receive between
1.84 and 2.03 shares of Highwoods common stock, or $65 in cash or a combination of the two, as elected by the holder thereof (subject to the limitations set forth in the Merger Agreement). The right to receive Highwoods common stock or cash, as the case may be, is subject to the completion of this Election Form.

TO FIRST UNION NATIONAL BANK:

     By executing this Election Form, the undersigned hereby elects to receive cash for the number of his or her shares of Company common stock set forth below. The undersigned understands that the Exchange Agent will pay cash in lieu of any fractional shares of Highwoods common stock otherwise issuable in connection with the transaction contemplated by the Merger Agreement.

     The undersigned hereby represents and warrants that the undersigned is, as of the date hereof, the registered holder or assignee of the registered holder of the Company common stock for which the election below is. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of such Company common stock. All authority conferred or agreed to be conferred in this Election Form shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. The Exchange Agent reserves the right to waive any defect in this Election Form.

     If you wish to receive Highwoods common stock for all of your shares of Company common stock, you should either enter a "0" in the appropriate blank below or not submit this Election Form at all. If you wish to receive a combination of cash and Highwoods common stock for your shares of Company common stock, you should state, in the appropriate blank below, the number of shares of Company common stock for which you wish to receive cash. If you wish to receive cash for all of your shares of Company common stock, you should, in the appropriate blank below, either enter the total number of shares of Company common stock you own or write the word "all."

                       IMPORTANT: COMPLETE THIS SECTION

   [ ]  I hereby elect to receive cash for    of my shares of Company common
                        stock.


     X------------------------------------------------------------------------
                          (Signature(s) of Holder(s))

   Dated:
         ----------------------------------------------------------------  , 1998

   Name:
        ---------------------------------------------------------------------


   Authorized
   Signature:
             -----------------------------------------------------------

   Print Name of Authorized
   Signor:
          ---------------------------------------------------

   Title of Authorized Signor (if
   applicable):
               ----------------------------------------------

                         INSTRUCTIONS TO ELECTION FORM

     This Election Form must be properly filled in, dated and signed and must be either sent to the Exchange Agent or delivered by hand to the Exchange Agent at the address listed above. Delivery of your Election Form will not be complete until actually received by the Exchange Agent. The signature on this Election Form must correspond exactly with the name appearing on the holder's stock certificate(s). Joint owners should each sign personally. The person signing on behalf of an entity must give such person's full title in such capacity, if applicable. The Exchange Agent will give notification to the Company of defects in this Election Form or in any other required documents. The terms and conditions of the Merger Agreement are incorporated herein by reference and are deemed to form a part of the terms and conditions of this Election Form for all purposes.